Exhibit 99.2

Annual Report

2014

Consolidated Financial Statements and Audit Report

2014

54. Other information	F-197

55. Subsequent events	F-200

APPENDICES

APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group	A-2

APPENDIX II Additional information on investments in associates accounted for under the equity method in the BBVA Group	A-10

APPENDIX III Changes and notification of investments and divestments in the BBVA Group in 2014	A-11

APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2014	A-14

APPENDIX V BBVA Group’s structured entities. Securitization funds	A-15

APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2014, 2013 and 2012	A-16

APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2014, 2013 and 2012	A-20

APPENDIX VIII Other requirement under Bank of Spain Circular 6/2012	A-21

Appendix IX Conciliation of the Consolidated Balance Sheet and the Consolidated Income Statements for 2013 and 2012	A-29

APPENDIX X Additional disclosure required by the Regulation S-X	A-34

GLOSSARY	A-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” - Note 3) as of December 31, 2014, 2013 and 2012, and the related consolidated income statements, statements of recognized income and expense, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2014, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS – IASB”).

As discussed in Note 1.2 and 6 to the consolidated financial statements, the accompanying 2014, 2013 and 2012 consolidated financial statements have been adjusted by the Company to give retrospective effect to certain changes in the operating segments of the Group.

/s/ DELOITTE, S.L.

Madrid- Spain

April 15, 2015 (September 29, 2015 as to the effects of the change in operating segments discussed in Notes 1.2 and 6)

Consolidated balance sheets as of December 31, 2014, 2013 and 2012.

		Millions of Euros
ASSETS	Notes	2014	2013 (*)	2012 (*)
CASH AND BALANCES WITH CENTRAL BANKS	9	31,430	34,903	35,494
FINANCIAL ASSETS HELD FOR TRADING	10	83,258	72,112	79,829
Loans and advances to credit institutions		-	-	-
Loans and advances to customers		128	106	244
Debt securities		33,883	29,602	28,020
Equity instruments		5,017	4,766	2,915
Trading derivatives		44,229	37,638	48,650
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,761	2,413	2,530
Loans and advances to credit institutions		-	-	-
Loans and advances to customers		-	-	-
Debt securities		737	663	753
Equity instruments		2,024	1,750	1,777
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	94,875	77,774	67,500
Debt securities		87,608	71,806	63,548
Equity instruments		7,267	5,968	3,952
LOANS AND RECEIVABLES	13	372,375	350,945	371,347
Loans and advances to credit institutions		27,059	22,862	25,448
Loans and advances to customers		338,657	323,607	342,163
Debt securities		6,659	4,476	3,736
HELD-TO-MATURITY INVESTMENTS	12	-	-	10,162
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	121	98	226
HEDGING DERIVATIVES	14	2,551	2,530	4,894
NON-CURRENT ASSETS HELD FOR SALE	15	3,793	2,880	4,229
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	16	4,509	4,742	10,782
Associates		417	1,272	6,469
Joint ventures		4,092	3,470	4,313
INSURANCE CONTRACTS LINKED TO PENSIONS		-	-	7
REINSURANCE ASSETS	22	559	619	50
TANGIBLE ASSETS	17	7,820	7,534	7,572
Property, plants and equipment		6,428	5,841	5,702
For own use		5,985	5,373	5,177
Other assets leased out under an operating lease		443	468	525
Investment properties		1,392	1,693	1,870
INTANGIBLE ASSETS	18	7,371	6,759	7,132
Goodwill		5,697	5,069	5,430
Other intangible assets		1,673	1,690	1,702
TAX ASSETS	19	12,426	11,704	11,710
Current		2,035	2,502	1,851
Deferred		10,391	9,202	9,859
OTHER ASSETS	20	8,094	7,684	7,668
Inventories		4,443	4,636	4,223
Rest		3,651	3,048	3,445
TOTAL ASSETS		631,942	582,697	621,132

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated balance sheets.

Consolidated balance sheets as of December 31, 2014, 2013 and 2012.

		Millions of Euros
LIABILITIES AND EQUITY	Notes	2014	2013	2012
FINANCIAL LIABILITIES HELD FOR TRADING	10	56,798	45,648	55,834
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		-	-	-
Debt certificates		-	-	-
Trading derivatives		45,052	38,119	49,254
Short positions		11,747	7,529	6,580
Other financial liabilities		-	-	-
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,724	2,467	2,216
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		-	-	-
Debt certificates		-	-	-
Subordinated liabilities		-	-	-
Other financial liabilities		2,724	2,467	2,216
FINANCIAL LIABILITIES AT AMORTIZED COST	21	491,899	464,549	490,807
Deposits from central banks		28,193	30,893	46,475
Deposits from credit institutions		65,168	52,423	55,675
Customer deposits		319,060	300,490	282,795
Debt certificates		58,096	64,120	86,255
Subordinated liabilities		14,095	10,556	11,815
Other financial liabilities		7,288	6,067	7,792
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	-	-	-
HEDGING DERIVATIVES	14	2,331	1,792	2,968
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	15	-	-	387
LIABILITIES UNDER INSURANCE CONTRACTS	22	10,460	9,834	9,020
PROVISIONS	23	7,444	6,853	7,834
Provisions for pensions and similar obligations	24	5,970	5,512	5,777
Provisions for taxes and other legal contingencies		262	208	406
Provisions for contingent risks and commitments		381	346	322
Other provisions		831	787	1,329
TAX LIABILITIES	19	4,157	2,530	3,820
Current		980	993	1,058
Deferred		3,177	1,537	2,762
OTHER LIABILITIES	20	4,519	4,460	4,586
TOTAL LIABILITIES		580,333	538,133	577,472

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated balance sheets.

Consolidated balance sheets as of December 31, 2014, 2013 and 2012.

		Millions of Euros
LIABILITIES AND EQUITY (Continued)	Notes	2014	2013 (*)	2012 (*)
STOCKHOLDERS’ FUNDS		49,446	46,025	43,473
Common Stock	25	3,024	2,835	2,670
Issued		3,024	2,835	2,670
Unpaid and uncalled (-)		-	-	-
Share premium	26	23,992	22,111	20,968
Reserves	27	20,936	19,767	19,531
Accumulated reserves (losses)		20,304	19,317	18,580
Reserves (losses) of entities accounted for using the equity method		633	450	951
Other equity instruments	43.1.1	67	59	62
Equity component of compound financial instruments		-	-	-
Other equity instruments		67	59	62
Less: Treasury stock	28	(350)	(66)	(111)
Income attributed to the parent company		2,618	2,084	1,676
Less: Dividends and remuneration		(841)	(765)	(1,323)
VALUATION ADJUSTMENTS	29	(348)	(3,831)	(2,184)
Available-for-sale financial assets		3,816	851	(238)
Cash flow hedging		(46)	8	36
Hedging of net investment in foreign transactions		(373)	(100)	(243)
Exchange differences		(2,173)	(3,023)	(1,164)
Non-current assets held-for-sale		-	3	(104)
Entities accounted for using the equity method		(796)	(1,130)	(24)
Other valuation adjustments		(777)	(440)	(447)
NON-CONTROLLING INTEREST	30	2,511	2,371	2,372
Valuation adjustments		(53)	70	188
Rest		2,563	2,301	2,184
TOTAL EQUITY		51,609	44,565	43,661
TOTAL LIABILITIES AND EQUITY		631,942	582,697	621,132

		Millions of Euros
MEMORANDUM ITEM	Notes	2014	2013 (*)	2012 (*)
CONTINGENT RISKS	32	33,741	33,543	37,019
CONTINGENT COMMITMENTS	32	106,252	94,170	90,142

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated balance sheets.

Consolidated income statements for the years ended December 31, 2014, 2013 and 2012.

		Millions of Euros
	Notes	2014	2013 (*)	2012 (*)
INTEREST AND SIMILAR INCOME	36	22,838	23,512	24,815
INTEREST AND SIMILAR EXPENSES	36	(8,456)	(9,612)	(10,341)
NET INTEREST INCOME		14,382	13,900	14,474
DIVIDEND INCOME	37	531	235	390
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	38	343	694	1,039
FEE AND COMMISSION INCOME	39	5,530	5,478	5,290
FEE AND COMMISSION EXPENSES	40	(1,356)	(1,228)	(1,134)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	41	1,435	1,608	1,636
Financial instruments held for trading		11	540	653
Other financial instruments at fair value through profit or loss		27	49	69
Other financial instruments not at fair value through profit or loss		1,397	1,019	914
Rest		-	-	-
EXCHANGE DIFFERENCES (NET)		699	903	69
OTHER OPERATING INCOME	42	4,581	4,995	4,765
Income on insurance and reinsurance contracts		3,622	3,761	3,631
Financial income from non-financial services		650	851	807
Rest of other operating income		308	383	327
OTHER OPERATING EXPENSES	42	(5,420)	(5,833)	(4,705)
Expenses on insurance and reinsurance contracts		(2,714)	(2,831)	(2,646)
Changes in inventories		(506)	(495)	(406)
Rest of other operating expenses		(2,200)	(2,507)	(1,653)
GROSS INCOME		20,725	20,752	21,824
ADMINISTRATION COSTS	43	(9,414)	(9,701)	(9,396)
Personnel expenses		(5,410)	(5,588)	(5,467)
General and administrative expenses		(4,004)	(4,113)	(3,929)
DEPRECIATION AND AMORTIZATION	44	(1,145)	(1,095)	(978)
PROVISIONS (NET)	45	(1,142)	(609)	(641)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	46	(4,340)	(5,612)	(7,859)
Loans and receivables		(4,304)	(5,577)	(7,817)
Other financial instruments not at fair value through profit or loss		(36)	(35)	(42)
NET OPERATING INCOME		4,684	3,735	2,950

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated income statements.

Consolidated income statements for the years ended December 31, 2014, 2013 and 2012.

		Millions of Euros
(Continued)	Notes	2014	2013 (*)	2012 (*)
NET OPERATING INCOME		4,684	3,735	2,950
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	47	(297)	(467)	(1,123)
Goodwill and other intangible assets		(8)	(14)	(54)
Other assets		(289)	(453)	(1,069)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT
CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	48	46	(1,915)	3
NEGATIVE GOODWILL	18	-	-	376
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE
NOT CLASSIFIED AS DISCONTINUED OPERATIONS	49	(453)	(399)	(624)
OPERATING PROFIT BEFORE TAX		3,980	954	1,582
INCOME TAX	19	(898)	16	352
PROFIT FROM CONTINUING OPERATIONS		3,082	970	1,934
PROFIT FROM DISCONTINUED OPERATIONS (NET)	49	-	1,866	393
PROFIT		3,082	2,836	2,327
Profit attributable to parent company		2,618	2,084	1,676
Profit attributable to non-controlling interests	30	464	753	651

		Euros
	Note	2014	2013 (*)	2012 (*)
EARNINGS PER SHARE	5
Basic earnings per share		0.44	0.36	0.30
Diluted earnings per share		0.44	0.36	0.30

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated income statements.

Consolidated statements of recognized income and expenses for the years ended December 31, 2014, 2013 and 2012.

	Millions of Euros
	2014	2013	2012
PROFIT RECOGNIZED IN INCOME STATEMENT	3,082	2,836	2,327
OTHER RECOGNIZED INCOME (EXPENSES)	3,359	(1,765)	754
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(346)	8	(224)
Actuarial gains and losses from defined benefit pension plans	(498)	11	(316)
Non-current assets available for sale	-	-	-
Entities under the equity method of accounting	(5)	1	(5)
Income tax related to items not subject to reclassification to income statement	157	(4)	97
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	3,705	(1,773)	978
Available-for-sale financial assets	4,306	1,659	679
Valuation gains/(losses)	4,770	1,737	541
Amounts reclassified to income statement	(464)	(140)	109
Reclassifications (other)	-	62	29
Cash flow hedging	(71)	(32)	7
Valuation gains/(losses)	(71)	(31)	7
Amounts reclassified to income statement	-	-	-
Amounts reclassified to the initial carrying amount of the hedged items	-	-	-
Reclassifications (other)	-	(1)	-
Hedging of net investment in foreign transactions	(273)	143	(84)
Valuation gains/(losses)	(273)	143	(84)
Amounts reclassified to income statement	-	-	-
Reclassifications (other)	-	-	-
Exchange differences	760	(2,045)	601
Valuation gains/(losses)	761	(2,026)	601
Amounts reclassified to income statement	(1)	(19)	-
Reclassifications (other)	-	-	-
Non-current assets held for sale	(4)	135	(103)
Valuation gains/(losses)	(4)	-	(103)
Amounts reclassified to income statement	-	135	-
Reclassifications (other)	-	-	-
Entities accounted for using the equity method	338	(1,054)	238
Valuation gains/(losses)	337	(736)	238
Amounts reclassified to income statement	1	(260)	-
Reclassifications (other)	-	(58)	-
Rest of recognized income and expenses	-	-	-
Income tax	(1,351)	(579)	(360)
TOTAL RECOGNIZED INCOME/EXPENSES	6,441	1,071	3,081
Attributable to the parent company	6,100	436	2,279
Attributable to non-controlling interest	341	635	802

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of recognized income and expenses.

Consolidated statements of changes in equity for the years ended December 31, 2014, 2013 and 2012.

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 30)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 29)	Total
	Common Stock (Note 25)	Share Premium (Note 26)	Reserves (Note 27)		Other Equity Instru- ments	Less: Treasury Stock (Note 28)	Profit Attributable to the Parent Company	Less: Dividends and Remu- nerations (Note 4)	Total Stock- holders’ Funds
2014			Accu- mulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2014 (*)	2,835	22,111	19,458	450	59	(66)	2,228	(765)	46,310	(3,831)	42,479	2,371	44,850
Effect of changes in accounting policies (*)	-	-	(141)	-	-	-	(144)	-	(285)	-	(285)	-	(285)
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,835	22,111	19,317	450	59	(66)	2,084	(765)	46,025	(3,831)	42,194	2,371	44,565
Total income/expense recognized	-	-	-	-	-	-	2,618	-	2,618	3,483	6,101	341	6,442
Other changes in equity	189	1,881	987	183	8	(284)	(2,084)	(76)	803	-	803	(201)	602
Common stock increase	189	1,881	(70)	-	-	-	-	-	2,000	-	2,000	-	2,000
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase of other equity instruments	-	-	-	-	44	-	-	-	44	-	44	-	44
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(597)	(597)	-	(597)	(243)	(840)
Transactions including treasury stock and other equity instruments (net)	-	-	5	-	-	(284)	-	-	(279)	-	(279)	-	(279)
Transfers between total equity entries	-	-	1,133	186	-	-	(2,084)	765	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	7	-	(36)	-	-	-	(29)	-	(29)	-	(29)
Rest of increases/reductions in total equity	-	-	(88)	(3)	-	-	-	(244)	(336)	-	(336)	42	(294)
Of which:	-	-	-	-	-	-	-	-	-	-	-	-	-
Acquisition of the free allotment rights	-	-	-	-	-	-	-	244	244	-	244	-	244
Balances as of December 31, 2014	3,024	23,992	20,304	633	67	(350)	2,618	(841)	49,446	(348)	49,098	2,511	51,609

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of changes in equity.

Consolidated statements of changes in equity for the years ended December 31, 2014, 2013 and 2012 (continued).

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 30)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 29)	Total
	Common Stock (Note 25)	Share Premium (Note 26)	Reserves (Note 27)		Other Equity Instru- ments	Less: Treasury Stock (Note 28)	Profit Attributable to the Parent Company	Less: Dividends and Remu- nerations (Note 4)	Total Stock- holders’ Funds
2013			Accu- mulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2013 (*)	2,670	20,968	18,721	951	62	(111)	1,676	(1,323)	43,614	(2,184)	41,430	2,372	43,802
Effect of changes in accounting policies (*)	-	-	(141)	-	-	-	-	-	(141)	-	(141)	-	(141)
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,670	20,968	18,580	951	62	(111)	1,676	(1,323)	43,473	(2,184)	41,289	2,372	43,661
Total income/expense recognized	-	-	-	-	-	-	2,084	-	2,084	(1,647)	437	635	1,072
Other changes in equity	165	1,143	737	(501)	(3)	45	(1,676)	558	468	-	468	(636)	(168)
Common stock increase	71	-	(71)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	94	1,143	-	-	-	-	-	-	1,237	-	1,237	-	1,237
Increase of other equity instruments	-	-	-	-	33	-	-	-	33	-	33	-	33
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(605)	(605)	-	(605)	(482)	(1,087)
Transactions including treasury stock and other equity instruments (net)	-	-	30	-	-	45	-	-	75	-	75	-	75
Transfers between total equity entries	-	-	853	(501)	-	-	(1,676)	1,324	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	22	-	(36)	-	-	-	(14)	-	(14)	-	(14)
Rest of increases/reductions in total equity	-	-	(97)	-	-	-	-	(161)	(258)	-	(258)	(154)	(412)
Of which:	-	-	-	-	-	-	-	-	-	-	-	-	-
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(161)	(161)	-	(161)	-	(161)
Balances as of December 31, 2013	2,835	22,111	19,317	450	59	(66)	2,084	(765)	46,025	(3,831)	42,194	2,371	44,565

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of changes in equity.

Consolidated statements of changes in equity for the years ended December 31, 2014, 2013 and 2012 (continued).

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 30)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 29)	Total
	Common Stock (Note 25)	Share Premium (Note 26)	Reserves (Note 27)		Other Equity Instru- ments	Less: Treasury Stock (Note 28)	Profit Attributable to the Parent Company	Less: Dividends and Remu- nerations (Note 4)	Total Stock- holders’ Funds
2012			Accu- mulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2012 (*)	2,403	18,970	17,580	360	51	(300)	3,004	(1,116)	40,952	(2,787)	38,165	1,893	40,058
Effect of changes in accounting policies (*)	-	-	(141)	-	-	-	-	-	(141)	-	(141)	-	(141)
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,403	18,970	17,439	360	51	(300)	3,004	(1,116)	40,811	(2,787)	38,024	1,893	39,917
Total income/expense recognized	-	-	-	-	-	-	1,676	-	1,676	603	2,279	802	3,081
Other changes in equity	267	1,998	1,141	591	11	189	(3,004)	(207)	986	-	986	(323)	663
Common stock increase	73	-	(73)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	194	1,998	-	-	-	-	-	-	2,192	-	2,192	-	2,192
Increase of other equity instruments	-	-	-	-	32	-	-	-	32	-	32	-	32
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(1,073)	(1,073)	-	(1,073)	(357)	(1,430)
Transactions including treasury stock and other equity instruments (net)	-	-	81	-	-	189	-	-	270	-	270	-	270
Transfers between total equity entries	-	-	1,291	597	-	-	(3,004)	1,116	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	(28)	-	(21)	-	-	-	(49)	-	(49)	-	(49)
Rest of increases/reductions in total equity	-	-	(130)	(6)	-	-	-	(250)	(386)	-	(386)	34	(352)
Of which:	-	-	-	-	-	-	-	-	-	-	-	-	-
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(250)	(250)	-	(250)	-	(250)
Balances as of December 31, 2012	2,670	20,968	18,580	951	62	(111)	1,676	(1,323)	43,473	(2,184)	41,289	2,372	43,661

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of changes in equity.

Consolidated statements of cash flows for the years ended December 31, 2014, 2013 and 2012.

		Millions of Euros
	Notes	2014	2013	2012
CASH FLOW FROM OPERATING ACTIVITIES (1)	50	(6,188)	(500)	9,728
Profit for the year		3,082	2,836	2,327
Adjustments to obtain the cash flow from operating activities:		8,315	8,332	10,400
Depreciation and amortization		1,145	1,099	978
Other adjustments		7,170	7,233	9,422
Net increase/decrease in operating assets		(53,244)	25,613	(38,637)
Financial assets held for trading		(11,145)	7,717	(9,358)
Other financial assets designated at fair value through profit or loss		(349)	117	243
Available-for-sale financial assets		(13,485)	1,938	(12,463)
Loans and receivables		(27,299)	12,704	(12,073)
Other operating assets		(966)	3,137	(4,986)
Net increase/decrease in operating liabilities		36,557	(37,265)	35,990
Financial liabilities held for trading		11,151	(10,186)	4,656
Other financial liabilities designated at fair value through profit or loss		256	251	595
Financial liabilities at amortized cost		24,219	(24,660)	28,072
Other operating liabilities		931	(2,670)	2,666
Collection/Payments for income tax		(898)	(16)	(352)
CASH FLOWS FROM INVESTING ACTIVITIES (2)	50	(1,151)	3,021	(1,060)
Investment		(1,984)	(2,325)	(2,522)
Tangible assets		(1,419)	(1,252)	(1,685)
Intangible assets		(467)	(526)	(777)
Investments		-	(547)	-
Subsidiaries and other business units		(98)	-	-
Non-current assets held for sale and associated liabilities		-	-	-
Held-to-maturity investments		-	-	(60)
Other settlements related to investing activities		-	-	-
Divestments		833	5,346	1,462
Tangible assets		167	101	-
Intangible assets		-	-	-
Investments		118	944	19
Subsidiaries and other business units		-	3,299	-
Non-current assets held for sale and associated liabilities		548	571	590
Held-to-maturity investments		-	431	853
Other collections related to investing activities		-	-	-

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of cash flows.

Consolidated statements of cash flows for the years ended December 31, 2014, 2013 and 2012.

		Millions of Euros
(Continued)	Notes	2014	2013 (*)	2012 (*)
CASH FLOWS FROM FINANCING ACTIVITIES (3)	50	3,157	(1,326)	(3,492)
Investment		(5,955)	(6,104)	(10,387)
Dividends		(826)	(1,275)	(1,269)
Subordinated liabilities		(1,046)	(697)	(3,930)
Common stock amortization		-	-	-
Treasury stock acquisition		(3,770)	(3,614)	(4,831)
Other items relating to financing activities		(313)	(518)	(357)
Divestments		9,112	4,778	6,895
Subordinated liabilities		3,628	1,088	1,793
Common stock increase		2,000	2	-
Treasury stock disposal		3,484	3,688	5,102
Other items relating to financing activities		-	-	-
EFFECT OF EXCHANGE RATE CHANGES (4)		725	(1,784)	471
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		(3,457)	(589)	5,647
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		34,887	35,476	29,829
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		31,430	34,887	35,476

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	Notes	2014	2013 (*)	2012 (*)
Cash		6,247	5,533	5,155
Balance of cash equivalent in central banks		25,183	29,354	30,321
Other financial assets		-	-	-
Less: Bank overdraft refundable on demand		-	-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR	9	31,430	34,887	35,476
Of which:		-	-	-
Held by consolidated subsidiaries but not available for the
Group		-	-	-

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of cash flows.

Notes to the consolidated financial statements

1.	Introduction, basis for the presentation of the consolidated financial statements and internal control of financial information.

1.1          Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao).

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, joint venture and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is therefore required to prepare the Group’s consolidated financial statements.

As of December 31, 2014, the BBVA Group was made up of 299 consolidated entities and 116 entities accounted for using the equity method (see Notes 3 and 16 Appendices I to V).

The consolidated financial statements of the BBVA Group for the year ended December 31, 2013 were approved by the shareholders at the Annual General Meetings (“AGM”) on March 14, 2014.

BBVA Group’s consolidated financial statements and the financial statements for the Bank for the year ended December 31, 2014, have been approved by the shareholders at the Annual General Meetings.

1.2          Basis for the presentation of the consolidated financial statements

The BBVA Group’s consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of December 31 2014, considering the Bank of Spain Circular 4/2004, of 22 December (and as amended thereafter), and with any other legislation governing financial reporting applicable to the Group and in compliance with IFRS-IASB.

The BBVA Group’s accompanying consolidated financial statements for the year ended December 31, 2014 were prepared by the Group’s Directors (through the Board of Directors held February 3, 2015) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of December 31, 2014, together with the consolidated results of its operations and cash flows generated during the year 2014.

These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. Moreover, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).

In addition, management has restated certain disclosures as a result of business segment restructuring. Segment information has been modified as follows (See Note 6):

As a result of the increase of participation in the Turkish bank Garanti (up to 39.9%), that took place on July 27, 2015, the balance sheet and income statement of Garanti is presented separately from the Rest of Eurasia operating segment. Therefore, the Rest of Eurasia operating segment will be divided as follows:

●	Turkey

Includes the 25.01% stake in the Turkish bank Garanti as of March 31, 2015 and December 31, 2014.

●	Rest of Eurasia

Includes the business carried out in the rest of Europe and Asia, i.e. the retail and wholesale businesses of the BBVA Group in the area.

The BBVA Group retrospectively applied those changes on our financial information by operating segments as of December 31, 2013 and 2012.

As a consequence, the related conforming changes affecting a retrospective application of accounting policy and changes in operating segments were prepared by Group management on July xx, 2015. These financial statements have been recast solely to reflect the changes described above. In these recast financial statements, events subsequent to the submission of the original 2014 20-F on April 15, 2014 are not reflected.

All effective accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a total in these consolidated financial statements do so because how the units are express. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3           Comparative information

Following the adoption of IFRIC 21 on levies by the IFRS interpretations Committee, in 2014 there was a change in accounting policy with respect to contributions made to the Deposit Guarantee Fund. According to the International Accounting Standards (denominated IAS 8), IFRIC 21 has been applied retroactively adjusting certain amounts presented for comparative purposes from prior years (see Appendices X).

The main effect of this change is that:

●

With respect to the income statements from 2013, the balances for the following line items have been modified: “Other Income and Expenses” and consequently the line items of “Gross Income”, “Operating income”, “Operating Profit & Loss before tax” and “Profit attributable to parent company”. Therefore, the “profit attributable to parent company” for the year 2013 becomes €2,084 million compared to €2,228 million previously reported.

●

With respect to the balance sheet from 2013 and 2012, this change affects in a material manner the balances for the following line items: “Deferred tax assets”, “Financial liabilities at amortized cost – Other financial liabilities”, “Reserves” and consequently the line items “Total assets”, “Total liabilities”, “Stockholders’ funds” and “Total equity”.

1.4           Seasonal nature of income and expenses

The nature of the most significant operations carried out by the BBVA Group’s entities is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors.

1.5           Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Group’s Directors.

Estimates have to be made at times when preparing these consolidated financial statements in order to calculate the recorded amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

●	Impairment on certain financial assets (see Notes 7, 8, 12, 13 and 16).

●	The assumptions used to quantify certain provisions (see Notes 22 and 23) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 24).

●	The useful life and impairment losses of tangible and intangible assets (see Notes 15, 17, 18 and 20).

●	The valuation of goodwill (see Note 18).

●	The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12 and 14).

Although these estimates were made on the basis of the best information available as of December 31, 2014 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

1.6           Control of the BBVA Group’s financial reporting

The financial information prepared by the BBVA Group is subject to a system of internal financial control system (hereinafter “IFCS”), which provides reasonable assurance with respect to its reliability and integrity, and to ensure that the consolidated financial information as well as the transactions carried out and processed use the criteria established by the BBVA Group’s management and comply with applicable laws and regulations.

The IFCS was developed by the BBVA Group’s management in accordance with framework established by the Committee of Sponsoring Organizations of the Treadway Commission (hereinafter, “COSO”). The COSO framework stipulates five components that must form the basis of the effectiveness and efficiency of systems of internal control:

●	Establishment of an appropriate control framework to monitor these activities.

●	Assessment of all of the risks that could arise during the preparation of financial information.

●	Design the necessary controls to mitigate the most critical risks.

●	Establishment of an appropriate system of information flows to detect and report system weaknesses or flaws.

●	Monitoring of the controls to ensure they perform correctly and are effective over time.

In May 2013, COSO released an updated version of its framework called Internal Control Integrated Framework version. This update provides a broader framework than the previous guidance (17 principles) and clarifies the requirements for determining what constitutes effective internal control (84 points of focus). After analyzing the current version of the mentioned framework and its compliance level at BBVA, the internal control of financial information generally complies with the 2013 COSO model.

The IFCS is a dynamic framework that evolves continuously over time to reflect the reality of the BBVA Group’s business at any time, together with the risks affecting it and the controls designed to mitigate these risks. It is subject to continuous evaluation by the internal control units located in the BBVA Group’s different entities.

The Internal Control Units comply with a common and standard methodology issued by the corporate internal control units, which also perform a supervisory role over them, as set out in the following diagram:

In addition, the Internal Control Units, IFCS Model is subject to annual evaluations by the Group’s Internal Audit Department and external auditors. It is also supervised by the Audit and Compliance Committee of the Bank’s Board of Directors.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The Glossary includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes of the consolidated financial statements.

2.1           Principles of consolidation

In terms of its consolidation, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, define as follows:

●	Subsidiaries

Subsidiaries are entities controlled by the Group (for definition of the criterion for control, see Glossary).The financial statements of the subsidiaries are fully consolidated with those of the Bank.

The share of non-controlling interests from subsidiaries in the Group’s consolidated total equity is presented under the heading “Non-controlling interests” in the consolidated balance sheet. Their share in the profit or loss for the period or year is presented under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statement (see Note 30).

Note 3 include information related to the main subsidiaries in the Group as of December 31, 2014. Appendix I includes other significant information on these entities.

●	Joint ventures

Joint ventures are those entities over which there is a joint arrangement to joint control with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).

The investments in joint ventures are accounted for using the equity method (see Note 16). Appendix II shows the main figures for joint ventures accounted for using the equity method.

●	Associates

Associates are entities in which the Group is able to exercise significant influence (for definition of significant influence, see Glossary). Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly, unless it can be clearly demonstrated that this is not the case.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities, which do not represent material amounts for the Group, are classified as “Available-for-sale financial assets”.

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities.

Appendix II shows the most significant information related to the associates (see Note 16), which are accounted for using the equity method.

●	Structured Entities

A structured entity (see Glossary) is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the voting rights relate to administrative matters only and the relevant activities are directed by means of contractual arrangements.

In those cases where the Group sets up entities, or has a holding in such entities, in order to allow its customers access to certain investments, or to transfer risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists and therefore whether it should be subject to consolidation.

Such methods and procedures determine whether there is control by the Group, considering how the decisions are made about the relevant activities, assesses whether the Group has all power over the relevant elements, exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

-	Structured entities subject to consolidation

To determine if a structured entity controls the investee, and therefore should be consolidated into the Group, the existing contractual rights (different from the voting rights) are analyzed. For this reason, an analysis of the structure and purpose of each investee will be performed and, among others, the following factors will be considered:

-	Evidence of the current ability to manage the relevant activities of the entity according to the specific business needs (including any decisions that may arise only in particular circumstances).

-	Potential existence of a special relationship with the entity.

-	Implicit or explicit Group commitments to support the entity.

-	The ability to use the Group´s power over the investee to affect the amount of the investor’s returns.

There are cases where the Group has a high exposure to variable returns and maintains existing decision-making power over the entity, either directly or through an agent.

The main structured entities of the Group are the so-called asset securitization funds, to which the BBVA Group transferred loan portfolios, and other vehicles, which allow the Group’s customers to gain access to certain investments or to allow for the transfer of risks and other purposes (See Appendix I and V). BBVA maintains the decision-making power over the relevant activities of these vehicles through securitized market standard contractual financial support. The most common ones are: investment positions in equity note tranches, funding through subordinated debt, credit enhancements through derivative instruments or liquidity lines, management rights of defaulted securitized assets, “clean-up” call derivatives, and asset repurchase clauses by the grantor.

For these reasons, the loans related to the vast majority of the securitizations carried out by the Bank or Group subsidiaries are not deregistered in the books of said entity and the issuances of these securitizations are registered as liabilities within the Group’s balance sheet.

-	Non-consolidated structured entities

The Group owns other vehicles also for the purpose of allowing access to customers to certain investment, transfer risks, and other purposes, but without the control of these and which are considered non-consolidated in accordance with IFRS 10. The balance of assets and liabilities of these vehicles is not material in relation to the Group’s consolidated financial statements.

There is no material financial support from the parent or subsidiaries to unconsolidated structured entities.

The Group does not consolidate any of the mutual funds it managed since the necessary control conditions are not met (See definition of control in the Glossary). Particularly, the BBVA Group does not act as arranger but as agent since it operates on behalf and for the benefit of invertors or parties (arranger of arrangers) and, for this reason it does not control the mutual funds when exercising its authority for decision making.

On the other hand, the mutual funds managed by the Group are not considered structured entities (generally, retail funds without corporate identity over which investors have participations which gives them ownership of said managed equity). These funds are not dependent on a capital structure that could prevent them to carry out activities without additional financial support, being in any case insufficient as far as the activities themselves are concerned. Additionally, the risk of the investment is absorbed by the fund participants, and the Group is only exposed when it becomes a participant, and as such, there is no other risk for the Group. Furthermore, in the case of guaranteed investment funds, the investment policy is designed in such a way that the Group collateral does not have to be exercised.

In all cases, results of equity method investees acquired by the BBVA Group in a particular period are included taking into account only the period from the date of acquisition to the financial statements date. Similarly, the results of entities disposed of during any year are included taking into account only the period from the start of the year to the date of disposal.

The financial statements of subsidiaries, associates and joint ventures used in the preparation of the consolidated financial statements of the Group relate to the same date of presentation than the consolidated financial statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusting to take into account the most significant transactions. As of December 31, 2014, all of the financial statements of all Group entities were available, save for the case of the financial statements of five non-material associates and joint-ventures for which the financial statements were as of November 30, 2014.

Our banking subsidiaries, associates and joint venture around the world, are subject to supervision and regulation from a variety of regulatory bodies in relation to, among other aspects, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of such entities to transfer funds in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where such entities are incorporated, dividends may only be paid out through funds legally available for such purpose. Even when the minimum capital requirements are met and funds are legally available, the relevant regulator or other public administrations could discourage or delay the transfer of funds to the Group in the form of cash, dividends, loans or advances for prudential reasons.

Separate financial statements

The separate financial statements of the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.) are prepared under Spanish regulations (Circular 4/2004 of the Bank of Spain, and subsequent amendments) and following other regulatory requirements of financial information applicable to the Bank. The Bank uses the cost method to account in its separate financial statements its investments in subsidiaries, associates and joint venture entities, which is consistent with the requirements of IAS 27.

2.2           Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing these consolidated financial statements may differ from those used by some of the entities within the BBVA Group. For this reason, necessary adjustments and reclassifications have been made in the consolidation process to standardize these principles and criteria.

The accounting standards and policies and valuation criteria used in preparing the accompanying consolidated financial statements are as follows:

2.2.1           Financial instruments

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

All the changes in the fair value of the financial instruments, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for the year in which the change occurred (see Note 36). The dividends received from other entities are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year in which the right to receive them arises (see Note 37).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

“Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 41). However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

“Available-for-sale financial assets”

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily for their amount net of tax effect, under the heading “Valuation adjustments - Available-for-sale financial assets” in the consolidated balance sheets.

Changes in the value of non-monetary items resulting from changes in foreign exchange rates are recognized temporarily under the heading “Valuation adjustments - Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates resulting from monetary items are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

The amounts recognized under the headings “Valuation adjustments - Available-for-sale financial assets” and “Valuation adjustments - Exchange differences” continue to form part of the Group’s consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Net gains (losses) on financial assets and liabilities” or “Exchange differences (net)”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The gains from sales of other equity instruments considered strategic investments included under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, even if they had not been classified in a previous balance sheet as non-current assets held for sale.

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” (see Note 46) in the consolidated income statements for that period.

“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in a particular period are recognized under the heading “Impairment losses on financial assets (net) – Loans and receivables” or “Impairment losses on financial assets (net) – Other financial instruments not valued at fair value through profit or loss” (see Note 46) in the consolidated income statement for that period.

“Hedging derivatives” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

●

In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement, with a corresponding item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable.

●

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are recognized in the consolidated income statement, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

●

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Valuation adjustments – Cash flow hedging” in the consolidated balance sheets. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement (see Note 36).

●

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement (See Note 41).

●

In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments – Hedging of net investments in foreign transactions” in the consolidated balance sheets. These differences in valuation are recognized under the heading “Exchange differences (net)” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

●

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments remain in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss. (see Note 8)

●

Valuation adjustments arising from financial instruments classified at the consolidated balance sheet date as non-current assets held for sale are recognized with the corresponding entry under the heading “Valuation adjustments—Non-current assets held for sale” in the accompanying consolidated balance sheets.

Impairment losses on financial assets

Definition of impaired financial assets carried at amortized cost

A financial asset is considered impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment – when there is objective evidence that events have occurred, which:

●

In the case of debt instruments (loans and advances and debt securities), reduce the future cash flows that were estimated at the time the transaction was entered into. So they are considered impaired when there are reasonable doubts that the carrying amounts will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed.

●	In the case of equity instruments, it means that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are reflected, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized in the consolidated income statement, but under the heading “Valuation Adjustments—Available-for-sale financial assets” in the consolidated balance sheet (see Note 29).

In general, amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal.

When the recovery of any recognized amount is considered remote, such amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.

In the case of particularly significant financial assets, and assets that cannot be classified within similar groups of instruments in terms of risk, the amounts to be written off are measured individually. In the case of financial assets for lower amounts that can be classified in homogeneous groups, this measurement is carried out as a group.

According to the Group’s established policy, the recovery of a recognized amount is considered remote and, therefore, derecognized from the consolidated balance sheet in the following cases:

●

Any loan (except for those carrying an effective guarantee) of an entity in bankruptcy and/or in the last phases of a “concurso de acreedores” (the Spanish equivalent of a Chapter 11 bankruptcy proceeding), and

●	Financial assets (bonds, debentures, etc.) whose issuer’s solvency had been undergone a notable and irreversible deterioration.

Additionally, loans and advances classified as impaired secured loans are written off in the balance sheet within a maximum period of four years of their classification as impaired, while impaired unsecured loans (such as commercial and consumer loans, credit cards, etc.) are written off within two years of their classification as impaired.

Impairment on financial assets

The impairment on financial assets is determined by type of instrument and other circumstances that could affect it, taking into account the guarantees received by the owners of the financial instruments to assure (in part or in full) the performance of the financial assets. The BBVA Group recognizes impairment charges directly against the impaired financial asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it recognizes non-performing loan provisions for the estimated losses.

The amount of impairment losses of financial assets (mainly loans and advances) at amortized cost is measured depending on whether the impairment losses are determined individually or collectively.

Impairment losses on financial assets individually evaluated for impairment

The amount of the impairment losses incurred on financial assets represents the excess of their respective carrying amounts over the present values of their expected future cash flows. These expected future cash flows are discounted using the original effective interest rate. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of listed debt instruments is deemed to be a fair estimate of the present value of their expected future cash flows.

The following is to be taken into consideration when estimating the expected future cash flows of debt instruments:

●

All the amounts that are expected to be recovered over the remaining life of the debt instrument; including, where appropriate, those which may result from the collateral and other credit enhancements provided for the debt instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

●	The various types of risk to which each debt instrument is subject.

●	The circumstances in which collections will foreseeably be made.

In respect to impairment losses resulting from the realization of insolvency risk of the obligors (credit risk), a debt instrument is impaired:

●	When there is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

●

For these purposes, country risk is understood to refer to risk with respect to obligors resident in a particular country and resulting from factors other than normal commercial risk: sovereign risk, transfer risk or risks derived from international financial activity.

The BBVA Group has policies, methods and procedures for hedging its credit risk, for insolvency attributable to counterparties and country-risk. These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, contingent risks and commitments, as well as the identification of their deterioration and in the calculation of the amounts needed to cover their credit risk.

Impairment losses on financial assets collectively evaluated for impairment

Impairment losses on financial assets collectively evaluated for impairment are calculated by using statistical procedures, and they are deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific asset. The BBVA Group estimates impairment losses through statistical processes that apply historical data and other specific parameters that, although having been generated as of closing date for these consolidated financial statements, have arisen on an individual basis following the reporting date.

The incurred loss is calculated taking into account three key factors: exposure at default, probability of default and loss given default.

●	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

●

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction. In addition, the PD calculation includes the following parameters:

–

The ‘point-in-time’ parameter converts a ‘through-the-cycle’ probability of default (defined as the average probability of default over a complete economic cycle) into the probability of default at the reporting date (‘point-in-time’ probability).

–

The loss identification period (‘LIP’) parameter, which is the time lag period between the occurrence of a specific impairment or loss event and when objective evidence of impairment becomes apparent on an individual basis; in other words, the time lag period between the loss event and the date an entity identified its occurrence. As of December 31, 2014 the LIPs performed on a homogenous portfolio basis is 12 months.

A PD of 100% is assigned when a loan is considered impaired. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

●

Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

In order to calculate the LGD at each balance sheet date, the Group evaluates the estimated cash flows from the sale of the collateral by estimating its sale price (in the case of real estate collateral, the Group takes into account declines in property values which could affect the value of such collateral) and its estimated cost of sale. In the event of a default, the Group becomes contractually entitled to the property at the end of the foreclosure process or properties purchased from borrowers in distress, and is recognized in the financial statements. After the initial recognition of these assets classified as “Non-current assets held for sale” (see Note 2.2.4) or “Inventories” (see Note 2.2.6), they are valued at the lower of their carrying amount and their fair value less their estimated selling price.

As of December 31, 2014, 2013 and 2012, the Group’s internal incurred losses model for credit risk shows no material differences when compared to the provisions calculation using Bank of Spain requirements.

Impairment of other debt instruments

The impairment losses on other debt instruments included in the “Available-for-sale financial asset” portfolio are equal to the excess of their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement over their fair value.

When there is objective evidence that the negative differences arising on measurement of these debt instruments are due to impairment, they are no longer considered as “Valuation adjustments - Available-for-sale financial assets” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

●

Equity instruments classified as available for sale: When there is objective evidence that the negative differences arising on measurement of these equity instruments are due to impairment, they are no longer considered as “Valuation adjustments - Available-for-sale financial assets” and are recognized in the consolidated income statement. In general, the Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

When applying this evidence of impairment, the Group takes into account the volatility in the price of each individual equity instruments to determine whether it is a percentage that can be recovered through its sale on the market; other different thresholds may exist for certain equity instruments or specific sectors.

In addition, for individually significant investments, the Group compares the valuation of the most significant equity instruments against valuations performed by independent experts.

Any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement, but under the heading “Valuation Adjustments - Available-for-sale financial assets” in the consolidated balance sheet (see Note 29).

●

Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the excess of their carrying amount over the present value of expected future cash flows discounted at the market rate of return for similar equity instruments. In order to determine these impairment losses, save for better evidence, an assessment of the equity of the investee is carried out (excluding valuation adjustments due to cash flow hedges) based on the last approved (consolidated) balance sheet, adjusted by the unrealized gains at measurement date.

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These impairment losses may only be reversed subsequently in the event of the sale of these assets.

2.2.2           Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the financial assets involved are transferred to third parties. Thus the financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, or when their implicit risks and benefits have been substantially transferred to third parties. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred financial assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

●	The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

●	A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost.

●	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability continue to be recognized.

2.2.3           Financial guarantees

Financial guarantees are considered to be those contracts that require their issuer to make specific payments to reimburse the holder of the financial guarantee for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, insurance contract or credit derivative, among others.

In their initial recognition, financial guarantees are recognized as liabilities in the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and the Group simultaneously recognize a corresponding asset in the consolidated balance sheet for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions recognized for financial guarantees considered impaired are recognized under the heading “Provisions - Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 23). These provisions are recognized and reversed with a charge or credit, respectively; to “Provisions (net)” in the consolidated income statements (see Note 45).

Income from financial guarantees is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see 39).

2.2.4       Non-current assets held for sale and liabilities associated with non-current assets held for sale

The heading “Non-current assets held-for-sale” in the consolidated balance sheets includes the carrying amount of assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 15).

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major operating segment and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors, and those consolidated under the proportionate consolidated method, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities associated with non-current assets held for sale” in the consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations.

Non-current assets held for sale are generally measured, at the acquisition date and at any later date deemed necessary, at either their carrying amount or the fair value of the property (less costs to sell), whichever is lower. The book value at acquisition date of the non-current assets held for sale from foreclosures or recoveries is defined as the balance pending collection on those assets that originated said purchases (net of provisions). Non-current assets held for sale are not depreciated while included under this heading.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statements (see Note 49.1). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expenses for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit from discontinued operations” in the consolidated income statement, whether the business remains on the balance sheet or is derecognized from the balance sheet. This heading includes the earnings from their sale or other disposal (see 49.2).

2.2.5        Tangible assets

Property, plant and equipment for own use

This heading includes the assets under ownership or acquired under lease finance, intended for future or current use by the BBVA Group and that it expects to hold for more than one year. It also includes tangible assets received by the consolidated entities in full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plant and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable amount.

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 44) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Type of Assets	Annual Percentage

Buildings for own use	1% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

The BBVA Group’s criteria for determining the recoverable amount of these assets, in particular buildings for own use, is based on independent appraisals that are no more than 3-5 years old at most, unless there are indications of impairment.

At each reporting date, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount (as the higher between its recoverable amount less disposal costs and its value in use). When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. Under no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Running and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading “Administration costs - General and administrative expenses - Property, fixtures and equipment” (see Note 43.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognize the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets - Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation and, if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 17).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and recognize the impairment losses on them, are the same as those described in relation to tangible assets held for own use.

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on independent appraisals that are no more than one year old at most, unless there are indications of impairment.

2.2.6        Inventories

The balance under the heading “Other assets - Inventories” in the consolidated balance sheets mainly includes the land and other properties that the BBVA Group’s real estate entities hold for development and sale as part of their real estate development activities (see Note 20).

The cost of inventories includes those costs incurred in during their acquisition and development, as well as other direct and indirect costs incurred in getting them to their current condition and location.

In the case of the cost of real-estate assets accounted for as inventories, the cost is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. Borrowing cost incurred during the year form part of cost, provided that the inventories require more than a year to be in a condition to be sold.

Properties purchased from customers in distress are measured, at the acquisition date and any subsequent time, at either their related carrying amount or the fair value of the property (less costs to sell), whichever is lower. The carrying amount at acquisition date of these properties is defined as the balance pending collection on those assets that originated said purchases (net of provisions).

Impairment

If the fair value less costs to sell is lower than the carrying amount of the loan recognized in the balance sheet, a loss is recognized under the heading “Impairment losses on other assets (net) – Other assets” in the consolidated income statement for the period (see Note 47). In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

The amount of any subsequent adjustment due to inventory valuation for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment losses on other assets (net) – Other assets” in the accompanying consolidated income statements (see Note 47) for the year in which they are incurred.

Inventory sales

In sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the income statement heading “Other operating expenses – Changes in inventories” in the year in which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 42).

2.2.7        Business combinations

The aim of a business combination is to obtain control of one or more businesses. It is accounted for by applying the acquisition method.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized in the accounts. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date.

In addition, the acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset - Goodwill” if on the acquisition date there is a positive difference between:

●	the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business; and

●	the fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Gain on Bargain Purchase in business combinations”.

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The method of valuing non-controlling interest may be elected in each business combination. So far, the BBVA Group has always elected for the second method.

The purchase of non-controlling interests subsequent to obtaining control of an entity is recognized as an equity transaction; in other words, the difference between the consideration transferred and the carrying amount of the percentage of non-controlling interests acquired is recorded directly to equity.

2.2.8        Intangible assets

Goodwill

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the business combinations are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if it is clear that there has been impairment.

Goodwill is assigned to one or more cash-generating units that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated:

●	is the lowest level at which the entity manages goodwill internally;

●	is not larger than a business segment.

The cash-generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually or more frequently if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that cash-generating unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs and its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the cash-generating unit being evaluated for impairment.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the remainder of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are measured at fair value, the deterioration of goodwill attributable to non-controlling interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.

They are recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statements (see Note 47).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The defined useful time intangible asset is made up mainly of IT applications acquisition costs which have a useful life of 3 to 5 years. Intangible assets with a finite useful life are mainly composed by the purchase of software applications, which have a useful life between 3 and 5 years.

The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see 44).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net) - Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 47). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.9       Insurance and reinsurance contracts

The assets of the BBVA Group’s insurance subsidiaries are recognized according to their nature under the corresponding headings of the consolidated balance sheets and the initial recognition and valuation is carried out according to the criteria set out in IFRS 4.

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance subsidiaries are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries.

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated insurance subsidiaries to cover claims arising from insurance contracts in force at period-end (see Note 22).

The income or expenses reported by the BBVA Group’s consolidated insurance subsidiaries on their insurance activities is recognized, attending to its nature, in the corresponding items of the consolidated income statements.

The consolidated insurance subsidiaries of the BBVA Group recognize the amounts of the premiums written to the income statement and a charge for the estimated cost of the claims that will be incurred at their final settlement to their income statements. At the close of each year the amounts collected and unpaid, as well as the costs incurred and unpaid, are accrued.

The most significant provisions registered by consolidated insurance subsidiaries with respect to insurance policies issued by them are set out by their nature in Note 22.

According to the type of product, the provisions may be as follows:

●	Life insurance provisions:

Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

-

Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until the closing date that has to be allocated to the period from the closing date to the end of the insurance policy period.

-	Mathematical reserves: Represents the value of the life insurance obligations of the insurance entities at year-end, net of the policyholder’s obligations, arising from life insurance contracted.

●	Non-life insurance provisions:

-

Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until year-end that has to be allocated to the period between the year-end and the end of the policy period.

-

Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the consolidated insurance subsidiaries in the policy period not elapsed at year-end.

●	Provision for claims:

This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance subsidiaries calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

●	Provision for bonuses and rebates:

This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

●	Technical provisions for reinsurance ceded:

Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

●	Other technical provisions:

Insurance entities have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The BBVA Group controls and monitors the exposure of the insurance subsidiaries to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.10     Tax assets and liabilities

Expenses on corporate income tax applicable to the BBVA Group’s Spanish entities and on similar income taxes applicable to consolidated foreign entities are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.

The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate to the tax for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit carry forwards. These amounts are calculated by applying to each temporary difference the income tax rate that is expected to be applied when the asset is realized or the liability settled (see Note 19).

The “Tax Assets” line item in the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (covering taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application).

The “Tax Liabilities” line item in the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: “Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (income taxes payable in subsequent years).

Deferred tax liabilities attributable to taxable temporary differences associated with investments in subsidiaries, associates or joint venture entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a business combination) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they are still current, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted for as temporary differences.

2.2.11     Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or settlement date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 23). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group entities relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject.

The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

●	They represent a current obligation that has arisen from a past event;

●	At the date referred to by the consolidated financial statements, there is more probability that the obligation will have to be met than that it will not;

●	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

●	The amount of the obligation can be reasonably estimated.

Among other items, these provisions include the commitments made to employees by some of the Group entities (mentioned in section 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they are disclosed in the Notes to the financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They also include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

2.2.12     Pensions and other post-employment commitments

Below is a description of the most significant accounting criteria relating to the commitments to employees, in terms of post-employment benefits and other long-term commitments, of certain BBVA Group entities in Spain and abroad (see Note 24).

Commitments valuation: assumptions and actuarial gains/losses recognition

The present values of the commitments are quantified based on an individual member data. Current employees costs are calculated using the projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

The actuarial assumptions should take into account that:

●	They are unbiased, in that they are not unduly aggressive nor excessively conservative.

●

They are compatible with each other and adequately reflect the existing economic relations between factors such as inflation, foreseeable wage increases, discount rates and the expected return on plan assets, etc. The future levels of wages and benefits are based on market expectations at the consolidated balance sheet date for the period over which the obligations are to be settled.

●	The rate used to discount the commitments is determined by reference to market yields at the date referred to by the consolidated financial statements on high quality bonds.

The BBVA Group recognizes actuarial gains or losses originating in the commitments assumed with employees taking early retirement, benefits awarded for seniority and other similar items under the heading “Provisions (net)” of the consolidated income statement for the period in which these gains or losses occur (see Note 45). The BBVA Group recognizes the actuarial gains or losses arising on all other defined-benefit post-employment commitments directly under the heading “Valuation adjustments – Other valuation adjustments” of equity in the accompanying consolidated balance sheets (see Note 30).

Post-employment benefit commitments

Pensions

The BBVA Group’s post-employment benefit commitments are either defined-contribution or defined-benefit.

●

Defined-contribution commitments: The amounts of these commitments are established as a percentage of certain remuneration items and/or as a fixed pre-established amount. The contributions made in each period by the BBVA Group’s entities for these commitments are recognized with a charge to the heading “Personnel expenses – Defined-contribution plan expense” in the consolidated income statements (see Note 43.1).

●

Defined-benefit commitments: Some of the BBVA Group’s entities have defined-benefit commitments for the permanent disability and death of certain current employees and early retirees, as well as defined-benefit retirement commitments applicable only to certain groups of current employees, or employees taking early retirement and retired employees. These commitments are either funded by insurance contracts or recognized as provisions.

The amounts recognized under the heading “Provisions – Provisions for pensions and similar obligations” are the differences, at the date of the consolidated financial statements, between the present values of the commitments for defined-benefit commitments, adjusted by the past service cost, and the fair value of plan assets (see Note 23).

Payments made by the Group’s entities for defined-benefit commitments covering current employees are charged to the heading “Administration cost – Personnel expenses” in the accompanying consolidated income statements (see Note 43.1).

Early retirement

The BBVA Group has offered certain employees in Spain the option of taking early retirement (that is earlier than the age stipulated in the collective labor agreement in force) and has recognized the corresponding provisions to cover the cost of the commitments related to this item. The present values of early retirement obligations are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 23).

The early retirement commitments in Spain include the compensation and indemnities and contributions to external pension funds payable during the period of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are dealt with in the same way as pensions.

Other post-employment welfare benefits

Some of the BBVA Group’s entities have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of post-employment welfare benefits are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheets (see Note 23).

Other long-term commitments to employees

Some of the BBVA Group’s entities are obliged to deliver goods and services to groups of employees. The most significant of these, in terms of the type of compensation and the event giving rise to the commitments, are as follows: loans to employees, life insurance, study assistance and long-service awards.

Some of these commitments are measured using actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified based on an individual member data. They are recognized under the heading “Provisions – Other provisions” in the accompanying consolidated balance sheets (see Note 23).

The cost of these benefits provided by Spanish entities in the BBVA Group to active employees are recognized under the heading “Personnel expenses – Other personnel expenses” in the consolidated income statements (see Note 43.1).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to register a provision in this regard.

2.2.13     Equity-settled share-based payment transactions

Provided they constitute the delivery of such equity following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as an expense for services being provided by employees, by way of a balancing entry under the heading “Stockholders’ equity – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which they were granted and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of equity instruments, but they are taken into account when determining the number of equity instruments to be granted. This will be recognized on the consolidated income statement with the corresponding increase in total equity.

2.2.14     Termination benefits

Termination benefits are recognized in the accounts when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan.

2.2.15     Treasury stock

The value of common stock issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated entities that comply with the requirements to be recognized as equity instruments - are recognized as a decrease to net equity, under the heading “Stockholders’ funds - Treasury stock” in the consolidated balance sheets (see Note 28).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds - Reserves” in the consolidated balance sheets (see Note 27).

2.2.16     Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the consolidated financial statements are presented, is the euro. All balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

●	Conversion of the foreign currency to the functional currency (currency of the main economic environment in which the entity operates); and

●	Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

Conversion of the foreign currency to the functional currency

Transactions denominated in foreign currencies carried out by the consolidated entities (or accounted for using the equity method) not based in European Monetary Union countries are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year.

In addition,

●	Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate in force on the purchase date.

●	Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

●

Income and expenses are converted at the period’s average exchange rates for all the operations carried out during the period. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the financial year which, owing to their impact on the statements as a whole, require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities and their subsidiaries are generally recognized under the heading “Exchange differences (net)” in the consolidated income statements. However, the exchange differences in non-monetary items, measured at fair value, are recognized temporarily in equity under the heading “Valuation adjustments - Exchange differences” in the consolidated balance sheets.

Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

●	Assets and liabilities: at the average spot exchange rates as of the date of each of the consolidated financial statements.

●

Income and expenses and cash flows are converted by applying the exchange rate in force on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

●	Equity items: at the historical exchange rates.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Valuation adjustments – Exchange differences” in the consolidated balance sheets. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Valuation adjustments - Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main consolidated balances in foreign currencies as of December 31, 2014, 2013 and 2012, with reference to the most significant foreign currencies, is set forth in Appendix VII.

As of December 31, 2014, the net assets (excluding non-controlling interest) of the Group in Venezuela was €1,580 million and the Profit attributable to the parent company derived from the activities of the Group in Venezuela for the year ended December 31, 2014 was €162 million.

With regards to the exchanged rates used to convert the financial statements of the Group in Venezuela into Euros, we note that for the years ended December 31, 2013 and 2012, the Bolivar fuerte venezolano official government exchange rate was applied; while for 2014 the exchange rate used was that fixed by the SICAD I (Spanish acronym for Foreign currency administration complementary system). Through this system, the Exchange rate for the U.S. Dollar will be fixed in open auctions for both individuals or companies, resulting in an exchange rate that will fluctuate from auction to auction and which will be published in the SICAD web page.

The Exchange rates used as of December 31, 2014, 2013 and 2012 were:

	Average Exchange Rates			Year-End Exchange Rates
Currency	2014	2013	2012	2014	2013	2012
Venezuelan bolivar	14.78	8.05	5.52	14.57	8.68	5.66

During 2014, the Venezuelan government established a new type of auction called SICAD II, however credit institutions are not able to participate in the auction to acquire foreign currencies. During the month of January 2015, the Venezuelan government stated that their exchange rate system will change again and that there could be a new currency devaluation due to the situation related to the oil prices and announced the intention to introduce, in the future, a new system as a result of the merger of SICAD I and SICAD II. Additionally, on February 11, 2015, the Venezuelan government announced that the transactions for the sale or purchase of foreign currency under the SICAD II exchange system would no longer be available and created a new open market foreign exchange system (SIMADI). As of the most recent date of completion of these consolidated financial statements, the SIMADI exchange rate was approximately 206 Bolivar fuerte venezolano per Euro.

2.2.17     Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as follows.

●	Interest income and expenses and similar items:

As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. The financial fees and commissions that arise on the arrangement of loans and advances (basically origination and analysis fees) are deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in originating these loans and advances can be deducted from the amount of financial fees and commissions recognized. These fees are part of the effective interest rate for the loans and advances. Also dividends received from other entities are recognized as income when the consolidated entities’ right to receive them arises.

However, when a loan is deemed to be impaired individually or is included in the category of instruments that are impaired because their recovery is considered to be remote, the recognition of accrued interest in the consolidated income statement is discontinued. This interest is recognized for accounting purposes as income, as soon as it is received.

●	Commissions, fees and similar items:

●

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

-	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.

-	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

-	Those relating to single acts, which are recognized when this single act is carried out.

●	Non-financial income and expenses:

These are recognized for accounting purposes on an accrual basis.

●	Deferred collections and payments:

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18     Sales and income from the provision of non-financial services

The heading “Other operating income - Financial income from non-financial services” in the consolidated income statements includes the proceeds of the sales of assets and income from the services provided by the Group entities that are not financial institutions. In the case of the Group, these entities are mainly real estate and service entities (see Note 42).

2.2.19     Leases

Lease contracts are classified as finance leases from the inception of the transaction, if they substantially transfer all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets.

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease” in the consolidated balance sheets (see Note 17). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating expenses - Other of other operating expenses” (see Note 42).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated from the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is recognize.

2.2.20     Entities and branches located in countries with hyperinflationary economies

In order to assess whether an economy is under hyperinflation, the country’s economic environment is evaluated, analyzing whether certain circumstances exist, such as:

●	The country’s population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency;

●	Prices may be quoted in that currency;

●	Interest rates, wages and prices are linked to a price index;

●	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

The fact that any of these circumstances is present will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela have therefore been adjusted to correct for the effects of inflation (see Note 3). In accordance with IAS 29, the breakdown of the General Price Index is as follows:

General Price Index as of December 31	2014 (*)	2013	2012
GPI	834.80	498.10	318.90
Average GPI	658.28	406.17	288.80
Inflation of the period	67.70%	56.19%	20.07%

(*)	Provisional data

As of December 31, 2014, the losses recognized under the heading “Profit attributable to the parent company” in the accompanying consolidated income statement as a result of the adjustment for inflation on net monetary position of the Group entities in Venezuela amounted to €306 million

2.3     Recent IFRS pronouncements

Changes introduced in 2014

The following modifications to the IFRS standards or their interpretations (hereinafter “IFRIC”) came into force after January 1, 2014. They have not had a material impact on the BBVA Group’s consolidated financial statements corresponding to the period ended December 31, 2014.

Amended IAS 32 – “Financial Instruments: Presentation”

The changes made to IAS 32 clarify the following aspects on asset and liability offsetting:

●	The legal right to net recognized amounts must not depend on a future event and must be legally enforceable under all circumstances, including cases of default or insolvency of either party.

●

Settlements in which the following conditions are met shall be accepted as equivalent to “settlements for net amount”: all, or practically all of the credit and liquidity risk is eliminated; and the settlement of the assets and liabilities is carried out in a single settlement process.

Amended IFRS 10 - “Consolidated Financial Statements”, Amended IFRS 12 – “Disclosure of interests in other entities” and Amended IAS 27 – “Consolidated and separate financial statements”

The changes to IFRS 10, IFRS 12 and IAS 27 define investment entities and provide an exception to the consolidation requirements requiring investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them as per IFRS 9.

However, the parent company of an investment entity must consolidate all entities under its control, including those controlled through an investment entity, unless the parent company is also an investment entity.

Furthermore, these amendments include new disclosures that will allow the users of such information to evaluate the nature and financial impact of these investments made through investment entities.

IFRIC 21 “Levies”

This Interpretation addresses the accounting for a liability to pay a levy if that tax liability is within the scope of IAS 37. It also addresses the accounting for a liability to pay a levy whose timing and amount is certain.

The obligating event that gives rise to a tax liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation. If the activity that triggers the payment of the levy occurs over a period of time, the liability to pay a levy is recognized progressively; if the obligation to pay a levy is triggered when a minimum threshold activity is reached, such as a minimum amount of revenue or sales generated or outputs produced, the liability to pay a levy is recognized when that minimum threshold is reached.

This interpretation does not apply to taxes that are within the scope of other Standards (such as income taxes that are within the scope of IAS 12 Income Taxes) and to fines or other penalties that are imposed for breaches of the legislation.

The European Union adopted IFRIC 21 and came into effect on June 17, 2014, though early adoption is allowed. Thus, the BBVA Group opted to adopt IFRIC 21 early (see Note 1.3).

Amended IAS 36 - “Impairment of Assets”

The previous IAS 36 required an entity to disclose the recoverable amount for each cash-generating unit for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit, is significant in comparison with the entity’s total carrying amount of goodwill or intangible assets with indefinite useful lives.

The changes made to IAS 36 remove that requirement and introduce the requirement to disclose information about the recoverable amount of assets (including goodwill and cash generating units) for which an impairment loss has been recognized or reversed during the period.

The amendments also require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal.

Amended IAS 39 - “Financial Instruments: Recognition and measurement. Novation of Derivatives and Continuation of Hedge Accounting”

The new IAS 39 introduces an exception to the requirement to discontinue hedge accounting for those novations that, as a consequence of a change in law or regulation, replace the original counterparty of the hedging instrument for a central counterparty or another entity, such as a clearing house, as long as the change does not result in changes to the terms of the original derivative other than changes directly attributable to the change in counterparty.

Annual improvements cycle to IFRSs 2010-2012 – Minor modifications to IFRS 2 and IFRS 3

The annual project cycle to IFRSs 2010-2012 introduces small modifications and clarifications when interpreting IFRS 2 – Vesting Conditions and IFRS 3 – Business combinations. These changes apply to transactions and business combinations carried out from July 1, 2014.

Standards and interpretations issued but not yet effective as of December 31, 2014

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not obligatory as of December 31, 2014. Although in some cases the IASB permits early adoption before they come into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

IFRS 9 - “Financial instruments”

As of July, 24, 2014, IASB has issued the IFRS 9 which will replace IAS 39. The new standard introduces significant differences with respect to the current regulation with regards to financial assets; among others, the approval of a new classification model based on two single categories of amortized cost and fair value, the elimination of the current “Held-to-maturity-investments” and “Available-for-sale financial assets” categories, impairment analyses only for assets measured at amortized cost and non-separation of embedded derivatives in contracts of financial assets.

With regard to financial liabilities, the classification categories proposed by IFRS 9 are similar to those contained in IAS 39, so there should not be very significant differences save for the requirement to recognize changes in fair value related to own credit risk as a component of equity, in the case of financial liabilities designated at fair value through profit or loss. Hedge accounting requirements also differs from the current IAS 39 due to the new focus on the economic risk management.

The IASB has established January 1, 2018, as the mandatory application date, with the possibility of early adoption.

IFRS 7 amended - “Financial instruments: Disclosures”

The IASB modified IFRS 7 in December 2011 to include new disclosures on financial instruments that entities will have to provide as soon as they apply IFRS 9 for the first time.

Amended IAS 19 - “Employee Benefits. Defined Benefit Plans: Employee Contributions”

The new IAS 19 amends the accounting requirements for contributions to defined benefit plans to permit to recognize these contributions as a reduction in the service cost in the same period where they are paid if they meet certain requirements, without the need for calculations to attribute the contributions to the periods of service.

These modifications will be applied to the accounting years starting on or after July 1, 2014, although early adoption is permitted.

Annual Improvements cycle to IFRSs 2010-2012– laminar changes to IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38

Annual Improvements cycle to IFRSs 2010-2012 introduces small modifications and clarifications to IFRS 8 - Operating Segments, IFRS 13 - Fair Value Measurement, IAS 16 - Property, Plant and Equipment, IAS 24 – Related Party Disclosures and IAS 38 - Intangible Assets which will be applied to the accounting years starting on or after July 1, 2014, although early adoption is permitted.

Annual Improvements to IFRSs 2011-2013 Cycle

Annual Improvements to IFRSs 2011-2013 Cycle introduces small modifications and clarifications to IFRS 1 - First-time Adoption of IFRSs, IFRS 3 - Business Combinations, IFRS 13 - Fair Value Measurement and IAS 40 - Investment Property.

These modifications will be applied to the accounting years starting on or after July 1, 2014, although early adoption is permitted.

Amended IFRS 11 - “Joint Arrangements”

The amendments made to IFRS 11 require the acquirer of an interest in a joint operation in which the activity constitutes a business to apply all of the principles on business combinations accounting in IFRS 3 and other IFRSs. These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

Amended IAS 16 - “Property, Plant and Equipment” and Amended IAS 38 – “Intangible Assets”.

The amendments made to IAS 16 and IAS 38 exclude, as general rule, as depreciation method to be used, those methods based on revenue that is generated by an activity that includes the use of an asset, because the revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits of the asset.

These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

IFRS 15 - “Revenue from contracts with customers”

IFRS 15 contains the principles that an entity shall apply to account for revenue and cash flows arising from a contract with a customer.

The core principle of IFRS 15 is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services, in accordance with contractually agreed. It is considered that the good or service is transferred when the customer obtains control over it.

The new Standard replaces IAS 18 - Revenue IAS 11 - Construction Contracts, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers and SIC 31 – Revenue-Transactions Involving Advertising Services

This Standard will be applied to the accounting years starting on or after January 1, 2017, although early adoption is permitted.

IAS 27 Amended – “Separate financial statements”

Changes to IAS 27 allow entities to use the equity method to account for investment in subsidiaries, joint ventures and associates, in their separate financial statements.

These changes will be applicable to accounting periods beginning January 1, 2016, although early adoption is permitted.

IFRS 10 amended – “Consolidated financial statements” and IAS 28 amended

The amendments to IFRS 10 and IAS 28 establish that when an entity sells or transfers assets are considered a business (including its consolidated subsidiaries) to an associate or joint venture of the entity, the latter will have to recognize any gains or losses derived from such transaction in its entirety. Notwithstanding, if the assets sold or transferred are not considered a business, the entity will have to recognize the gains or losses derived only to the extent of the interests in the associate or joint venture with unrelated investors.

These changes will be applicable to accounting periods beginning January 1, 2016, although early adoption is allowed.

Annual improvements cycle to IFRSs 2012-2014

The annual improvements cycle to IFRSs 2012-2014 includes minor changes and clarifications to IFRS 5 – Non current assets held for sale and discontinued operations, IFRS 7 – Financial instruments: Information to disclose, IAS 19 – Employee benefits and IAS 34 – interim financial information.

These changes will be applicable to accounting periods beginning January 1, 2016, although early adoption is allowed.

Amended IAS 1 – Presentation of Financial Statements

The amendments made to IAS 1 further encourage companies to apply professional judgment in determining what information to disclose in their financial statements, in determining when line items are disaggregated and additional headings and subtotals included in the statement of financial position and the statement of profit or loss and other comprehensive income, and in determining where and in what order information is presented in the financial disclosures.

These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

IFRS 10 - “Consolidated Financial Statements”, Amended IFRS 12 – “Disclosure of interests in other entities” and Amended IAS 28 – “Investments in Associates and Joint Ventures”

The amendments to IFRS 10, IFRS 12 and IAS 28 introduce clarifications to the requirements when accounting for investment entities in three aspects:

-	The amendments confirm that a parent entity that is a subsidiary of an investment entity has the possibility to apply the exemption from preparing consolidated financial statements

-

The amendments clarify that if an investment entity has a subsidiary whose main purpose is to support the investment entity’s investment activities by providing investment-related services or activities, to the entity or other parties, and that is not itself an investment entity, it shall consolidate that subsidiary; but if that subsidiary is itself an investment entity, the investment entity parent shall measure the subsidiary at fair value through profit or loss.

-

The amendments require a non-investment entity investor to retain, when applying the equity method, the fair value measurement applied by an investment entity associate or joint venture to its interests in subsidiaries.

These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

Appendices I and II provide relevant information as of December 31, 2014 on the Group’s subsidiaries, consolidated structured entities, and investments and joint venture entities accounted for by the equity method. Appendix III shows the main changes in investments for the year ended December 31, 2014, and Appendix IV gives details of consolidated subsidiaries and which, based on the information available, are more than 10% owned by non-Group shareholders as of December 31, 2014.

The following table sets forth information related to the Group’s total assets as of December 31, 2014, 2013 and 2012 broken down by the Group’s entities according to their activity:

	Millions of Euros
Contribution to Consolidated Group. Entities by Main Activities	2014	2013	2012
Banks and other financial services	603,046	556,416	593,884
Insurance and pension fund managing companies	23,452	20,023	20,481
Other non-financial services	5,445	6,258	6,766
Total	631,942	582,697	621,132

The total assets and results of operations as of and the years ended December 31, 2014, 2013 and 2012 broken down by the geographical areas in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America and the United States, with active presence in other countries, as shown below:

●	Spain

The Group’s activity in Spain is mainly through BBVA, which is the parent company of the BBVA Group. The Group also has other entities that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operational leasing entities.

●	Mexico

The BBVA Group operates in Mexico, not only in the banking sector, but also in the insurance sector through Grupo Financiero Bancomer.

●	South America

The BBVA Group’s activities in South America are mainly focused on the banking and insurance sectors, in the following countries: Argentina, Chile, Colombia, Peru, Paraguay, Uruguay and Venezuela. It has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of December 31, 2014, are consolidated (see Note 2.1).

●	United States

The Group’s activity in the United States is mainly carried out through a group of entities with BBVA Compass Bancshares, Inc. at their head, the New York branch and a representative office in Silicon Valley (California).

●	Turkey

Since 2011, the BBVA Group owns 25.01% of the share capital of the Turkish bank Turkiye Garanti Bankasi, AS (hereinafter, “Garanti”, see the following heading “Ongoing operations”). Garanti heads up a group of banking and financial institutions that operate in Turkey, Holland and some countries in Eastern Europe. BBVA also has a representative office in Istanbul.

●	Rest of Europe

The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy and Portugal, branches in Germany, Belgium, France, Italy and the United Kingdom, and a representative office in Moscow.

●	Asia-Pacific

The Group’s activity in this region is carried out through branches (in Taipei, Seoul, Tokyo, Hong Kong Singapore and Shanghai) and representative offices (in Beijing, Mumbai, Abu Dhabi, Sydney and Jakarta).

Ongoing operations

Investments

New agreement for the acquisition of an additional 14.9% of Garanti

On November 19, 2014 BBVA Group entered into a new agreement with Dogus Holding A.S., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk (collectively “Dogus”) for the acquisition of 62,538,000,000 shares of Garanti at a maximum total consideration of 8.90 Turkish Liras per share, which is equal to 5,566 million of Turkish liras.

Completion of the acquisition and the effectivity of the new agreement are conditional on the obtaining of all necessary regulatory consents from the relevant Turkish, Spanish, European Union and, if applicable, other jurisdictions’ regulatory authorities. After the acquisition of the new shares, the stake of the BBVA Group in Garanti will be 39.9%.

In accordance with IFRS, as a consequence of the implementation of the new agreement, the BBVA Group shall value its current stake in Garanti (which is classified at present as a joint venture accounted for using the equity method) at fair value and shall consolidate Garanti in the consolidated financial statements of the BBVA Group as from the date of the actual acquisition of control expected during 2015, subject to obtaining the abovementioned regulatory consents.

The date of announcement of the agreement the estimated negative impact in the attributable profit of the consolidated financial statements of the BBVA Group was approximately €1,500 million. According to the last public information regarding December 2014, the estimated impact was approximately €1,250 million, basically being affected by the exchange rate differences as a result of the depreciation of the Turkish lira against euro since the initial acquisition. These exchange rate differences are already recognized as Other Comprehensive Income deducting the stock shareholder’s equity of the BBVA Group. Such accounting impact does not translate into any additional cash outflow from BBVA.

From the date of the last public information as of December 2014 to the most recent date of completion of these consolidated financial statements, significant volatility has occurred; therefore the estimated negative impact in the attributable profit of the consolidated financial statements of the BBVA Group could change.

Catalunya Banc competitive auction

On July 21, 2014, the Management Commission of the Banking Restructuring Fund (known as “FROB”) accepted BBVA´s bid in the competitive auction for the acquisition of Catalunya Banc, S.A. (“Catalunya Banc”).

As a consequence, BBVA has executed a sale and purchase agreement with FROB, by virtue of which FROB will sell up to 100% of the shares of Catalunya Banc to BBVA for the price of up to €1,187 million.

The price will be reduced in an amount equal to €267 million provided that, prior to the closing of the transaction, FROB and Catalunya Banc do not obtain a confirmation issued by the Spanish tax authorities of the application of the deferred tax assets regime (foreseen in Royal Decree Law 14/2013) to some losses recorded in Catalunya Banc’s consolidated financial statements for 2013 which were originated as a consequence of the transfer of assets by Catalunya Banc to the Management Company for Assets Arising from the Banking Sector Reorganization (known as “SAREB”).

Closing of the sale and purchase transaction will be subject, among others, to receiving the relevant administrative authorizations and approvals and to the effective closing of the transaction announced by Catalunya Banc to the market on July 17, 2014 whereby Catalunya Banc will transfer to an asset securitization fund a loan portfolio with a nominal value of €6,392 million.

Divestitures

Sale of CNCB

On January 23, 2015 the Group BBVA signed an agreement to sell its 4.9% interest in China CITIC Bank Corporation Limited (CNCB) to UBS AG, London Branch (UBS), who entered into transactions pursuant to which such CNCB shares would be transferred to a third party and the ultimate economic benefit of ownership of such CNCB shares would be transferred to Xinhu Zhongbao Co., Ltd (Xinhu) (the Relevant Transactions).

Further to the relevant above mentioned information disclosed by BBVA to the markets on January 23, 2015, and once all the contractual conditions have been met, on march 12, 2015, BBVA announced that it completed the sale of 4.9% interest in China CITIC Bank Corporation Limited to UBS AG, London Branch.

The total amount in cash received by BBVA in connection with this sale amounts to 13,136 million HK$, equivalent to 1,555 million Euros.

The estimated impact on the consolidated financial statements of the BBVA Group will be a net capital gain of approximately 520 million Euros. The sale will generate a positive impact on the Common Equity Tier 1 fully loaded ratio of approximately 20 bp, equivalent to a capital generation of approximately 600 million Euros.

Agreement to sell the participation in Citic International Financial Holding (CIFH)

On December 23, 2014 the BBVA Group signed an agreement to sell its 29.68% interest in Citic International Financial Holdings Limited (CIFH), to China CITIC Bank Corporation Limited (CNCB). CIFH is a non-listed subsidiary of CNCB domiciled in Hong Kong. The selling price is HK$8,162 million. The closing of such agreement is subject to the relevant regulatory approvals. The estimated impact on the attributable profit of the consolidated financial statements of the BBVA Group will be approximately €25 million.

As of December 31, 2014, the investment in CIFH is recognized under the heading “Non-Current assets held for sale” from the heading “Investments in entities accounted for using the equity method –Associates” (see Note 16).

Changes in the Group in 2014

Purchase of Simple

On March 17, 2014, the Group acquired 100% of Simple Finance Technology Corp. (“Simple”) for a price of $117 million (approximately €84 million). The goodwill recognized by this acquisition amounted to $89 million (approximately €65 million, see Note 18), although this amount is provisional, as the measurement period is still opened under IFRS 3.

Changes in the Group in 2013

Purchase of Unnim Vida

On February 1, 2013, Unnim Banc, S.A. later absorbed by the Bank, reached an agreement with Aegon Spain Holding B.V. to acquire the 50% of Unnim Vida, Inc. Insurance and Reinsurance (“Unnim Vida”) for a price of €352 million. Thus, the BBVA Group owned 100% of the stake of “Unnim Vida.

Sale of BBVA Panama

On July 20, 2013, BBVA announced that it had reached an agreement with the entity Leasing Bogotá S.A., Panamá, a subsidiary of Grupo Aval Acciones y Valores, S.A., for the sale of the direct and indirect ownership interest (98.92%) in Banco Bilbao Vizcaya Argentaria (Panamá), S.A. (“BBVA Panamá”).

On December 19, 2013, after having obtained the necessary approvals, BBVA completed the sale.

The total consideration that BBVA received pursuant to this sale amounted to approximately $645 million, $505 million as sale price and $140 million as distribution of dividends by BBVA Panamá from June 1, 2013.

BBVA received part of the consideration through the distribution of dividends from BBVA Panamá amounting to $140 million prior to closing (such amount has consequently reduced the purchase price to be paid to BBVA on closing).

After deducing such distribution of dividends the capital gain gross of taxes amounted to approximately €230 million which was recognized under the heading “Gains (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement in 2013.

Sale of pension businesses in Latin America

On May 24, 2012 BBVA announced its decision to conduct a study on strategic alternatives for its pension business in Latin America. The alternatives considered in this process include the total or partial sale of the businesses of the Pension Fund Administrators (“AFP”) in Chile, Colombia and Peru, and the Retirement Fund Administrator (Afore) in Mexico.

On October 2, 2013, with the sale of “AFP Provida” (Administradora de Fondos de Pensiones AFP Provida de Chile), BBVA finalized the process. Below there is a description of each of the operations that have been carried out during this process:

Sale of AFP Provida (Chile)

On February 1, 2013, BBVA reached an agreement with MetLife, Inc., for the sale of the 64.3% stake that BBVA held direct and indirectly in the Chilean Pension Fund manager Administradora de Fondos de Pensiones Provida SA (“AFP Provida”).

On October 2, 2013, BBVA completed the sale. The total amount in cash received by BBVA was approximately 1,540 million U.S. dollars (“USD”), taking into account the purchase price amounting to roughly 1,310 million USD as well as the dividends paid by AFP Provida since February 1, 2013 amounting to roughly 230 million USD. The gain on disposal, attributable to the Parent company net of taxes, amounted to approximately €500 million which was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013.

Sale of BBVA AFP Horizonte S.A. (Peru)

On April 23, 2013, BBVA sold a wholly owned Peruvian subsidiary “AFP Horizonte SA” to “AFP Integra SA” and “Profuturo AFP, SA” who have each acquired 50% of said company.

The total consideration paid for the shares is approximately US$ 544 million. This consideration is composed by a price of approximately US$ 516 million and a dividend distributed prior to the closing of approximately US$ 28 million.

The gain on disposal, attributable to parent company net of taxes, amounted to approximately €206 million at the moment of the sale and such gain was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013 (see Note 49.2).

Sale of BBVA AFP Horizonte S.A. (Colombia)

On December 24, 2012, BBVA reached an agreement with Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir, S.A., a subsidiary of Grupo Aval Acciones y Valores, S.A., for the sale to the former of the total stake that BBVA held directly or indirectly in the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.

On April 18, 2013, after having obtained the necessary approvals, BBVA completed the sale. The adjusted total price was US$ 541.4 million. The gain on disposal, attributable to parent company net of taxes, amounted to approximately €255 million at the moment of the sale, and was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013 (see Note 49.2).

Sale of Afore Bancomer (Mexico)

On November 27, 2012, BBVA reached an agreement to sell to Afore XXI Banorte, S.A. de C.V. its entire stake directly or indirectly held in the Mexican subsidiary Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.

Once the corresponding authorization had been obtained from the competent authorities, the sale was closed on January 9, 2013, at which point the BBVA Group no longer had control over the subsidiary sold.

The total sale price was USD 1,735 million (approximately €1,327 million). The gain on disposal, attributable to parent company net of taxes, was approximately €771 million, and was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013 (see Note 49.2).

Agreement with Citic Group

As of October 21, 2013, BBVA reached a new agreement with the Citic Group that included among other aspects the sale of its 5.1% stake in China Citic Bank Corporation Limited (CNCB) to Citic Limited for an amount of approximately €944 million, after this sale, the stake of BBVA in CNCB was reduced to the 9.9%.

In accordance with IFRS 11, the new situation implies a change in the accounting criteria applied to the participation of BBVA in CNCB, being now of no significant influence and recognized under the heading “Available-for-sale financial assets” (see Notes 12 and 16).

As a result of this change in the accounting criteria and the mentioned sale, the loss attributable to the BBVA Group at the time of the sale amounted to approximately €2,600 million which was recognized under the heading “Gains (losses) on derecognized assets not classified as non-current assets held for sale” in the consolidated income statement in 2013 (see Note 48).

Changes in the Group in 2012

Acquisition of Unnim

On March 7, 2012, the Governing Board of the Fund for Orderly Bank Restructuring (FROB) awarded BBVA Unnim Banc, S.A. (hereinafter “Unnim”).

This was done through a share sale purchase agreement between FROB, the Credit Institution Deposit Guarantee Fund (hereinafter “FGD”) and BBVA, under which BBVA was to purchase 100% of the shares of Unnim for €1.

A Protocol of Financial Support Measures was also concluded for the restructuring of Unnim. This regulates an asset protection scheme (EPA) whereby the FGD will assume 80% of the losses that may be incurred on a portfolio of predetermined Unnim assets for the next 10 years.

On July 27 2012, following the completion of the transaction, Unnim became a wholly owned subsidiary of BBVA.

As of May 23, 2013 the Unnim merger by acquisition public deed was entered on the companies’ register of Vizcaya.

Sale of the business in Puerto Rico

On June 28, 2012, BBVA reached an agreement to sell its business in Puerto Rico to Oriental Financial Group Inc.

This agreement included the sale of 100% of the common stock of BBVA Securities of Puerto Rico, Inc. and BBVA PR Holding Corporation, which in turn owned 100% of the common stock of Banco Bilbao Vizcaya Argentaria Puerto Rico and of BBVA Seguros Inc.

Once the corresponding authorization had been obtained from the competent authorities, the sale closed on December 18, 2012, at which point the BBVA Group no longer had control over the businesses.

The sale price was USD 500 million (around €385 million at the exchange rate on the transaction date). Gross losses from the sale were around €15 million (taking into account the exchange rate at the transaction date and the earnings of these entities up to December 18, 2012). These capital losses are recognized under the heading “Gains (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement for 2012 (see Note 49.2).

4.	Shareholder remuneration system and allocation of earnings

Shareholder remuneration system

During 2011, 2012 and 2013, a shareholder remuneration system called the “Dividend Option” was implemented.

Under this remuneration scheme, BBVA offers its shareholders the opportunity to receive part of their remuneration in the form of free shares; however, they can still choose to receive it in cash by selling the rights assigned to them in each capital increase either to BBVA (by the Bank exercising its commitment to purchase the free assignment rights) or on the market.

The Bank’s Shareholders’ Annual General Meeting held on March 14, 2014 once more approved the establishment of the “Dividend Option” program for 2014, through four share capital increases charged to voluntary reserves, under similar conditions to those established in the previous years.

In April 2014, the Executive Committee approved the execution of the first of the capital increases charged to reserves as agreed by the AGM held on March 14, 2014 to implement the Dividend Option. As a result of this increase, the Bank’s common stock increased by €49,594,990.83 (101,214,267 shares at a €0.49 par value each). 89.21% of shareholders opted to receive their remuneration in the form of shares (see Note 25). The other 10.79% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 624,026,809 rights for a total amount of €104,836,503.91; said shareholders were paid in cash at a gross fixed price of €0.168 per right.

In October 2014, the Executive Committee approved the execution of the first of the capital increases charged to reserves as agreed by the AGM held on March 14, 2014 to implement the Dividend Option. As a result of this increase, the Bank’s common stock increased by €20,455,560.09 (41,746,041 shares at a €0.49 par value each). 85.09% of shareholders opted to receive their remuneration in the form of shares (see Note 25). The other 14.91% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 877,643,649 rights for a total amount of €70,211,491.92; said shareholders were paid in cash at a gross fixed price of €0.080 per right.

In December 2014, the Executive Committee approved the execution of the third of the capital increases charged to reserves as agreed by the AGM held on March 14, 2014 to implement the Dividend Option. As a result of this increase, the Bank’s common stock increased by €26,256,622.07 (53,584,943 shares at a €0.49 par value each). 85.96% of shareholders opted to receive their remuneration in the form of shares (see Note 25). The other 14.04% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 866,429,450 rights for a total amount of €69,314,363.20; said shareholders were paid in cash at a gross fixed price of €0.080 per right.

Dividends

At its meeting of June 25, 2014, the Board of Directors of BBVA approved the payment of an interim dividend against 2014 earnings of €0.08 gross (€0.0632 net) per outstanding share to be paid on July 10, 2014.

The expected financial statements prepared in accordance with legal requirements evidenced the existence of sufficient liquidity for the distribution of the amounts to the interim dividend, as follows:

Millions of Euros
Available Amount for Interim Dividend Payments	May 31, 2014
Profit of BBVA, S.A. at each of the dates indicated, after the provision for income tax	983
Less -
Estimated provision for Legal Reserve	10
Acquisition by the bank of the free allotment rights in 2014 capital increase	105
Additional Tier I capital instruments remuneration	53
Maximum amount distributable	815
Amount of proposed interim dividend	471

BBVA cash balance available to the date	1,827

The amount of the interim dividend which was paid to the shareholders on July 10, 2014, after deducting the treasury shares held by the Group’s entities, amounted to €471 million and was recognized under the heading “Stockholders’ funds - Dividends and remuneration”

The allocation of earnings for 2014 subject to the approval of the Board of Directors at the Annual Shareholders Meeting is presented below:

Millions of Euros
Allocation of Earnings	2014
Profit for year (*)	1,105
Distribution:
Interim dividends	471
Acquisition by the bank of the free allotment rights(**)	244
Additional Tier 1 securities	126
Legal reserve	38
Voluntary reserves	226

(*)	Net Income of BBVA S.A.
(**)	Concerning to the remuneration to shareholders who choose to be paid in cash through the “Dividend Option”

5.	Earnings per share

Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33. For more information see Glossary of terms

The Bank issued additional common stock in 2014, 2013 and 2012 (see Note 25). In accordance with IAS 33, when there is a capital increase earnings per share, basic and diluted, should be recalculated for previous periods applying a corrective factor to the denominator (the weighted average number of shares outstanding). This corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. The basic and diluted earnings per share for December 2013 and 2012 were recalculated on this basis.

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share	2014	2013 (*)	2012 (*)

Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	2,618	2,084	1,676
Adjustment: Mandatory convertible bonds interest expenses (3)	-	-	95
Profit adjusted (millions of euros) (A)	2,618	2,084	1,771
Profit from discontinued operations (net of non-controlling interest) (B)	-	1,819	319
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (1)	5,905	5,597	5,148
Weighted average number of shares outstanding x corrective factor (2)	5,905	5,815	5,514
Adjustment: Average number of estimated shares to be converted (3)	-	-	315
Adjusted number of shares - Basic earning per share (C)	5,905	5,815	5,829
Adjusted number of shares - diluted earning per share (D)	5,905	5,815	5,829
Basic earnings per share from continued operations (Euros per share)A-B/C	0.44	0.05	0.25
Diluted earnings per share from continued operations (Euros per share)A-B/D	0.44	0.05	0.25
Basic earnings per share from discontinued operations (Euros per share)B/C	-	0.31	0.05
Diluted earnings per share from discontinued operations (Euros per share)B/D	-	0.31	0.05

(1)	Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period.
(2)	Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.
(3)	Conversion of convertible bonds as of June 30, 2013 (see Note 21.4)
(*)	Data recalculated due to the mentioned corrective factor.

As of December 31, 2014, 2013 and 2012, there were no other financial instruments or share options awarded to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason the basic and diluted earnings are the same.

6.	Operating segment reporting

The information about operating segments is provided in accordance with IFRS 8. Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on as disaggregated level as possible, and all data relating to the businesses these units manage is recognized in full. These minimum level units are then aggregated in accordance with the organizational structure determined by the BBVA Group management into higher level units and, ultimately, the reportable segments themselves. Similarly, all the entities that make up the BBVA Group are also assigned to the different operating segments according to the geographical areas where they carry out their activity.

Once the composition of each of the operating segments in the BBVA Group has been defined, certain management criteria are applied, noteworthy among which are the following:

●	Internal transfer prices

The amount of the net interest income reported under each operating segment is calculated by applying the internal transfer rates to both the assets and liabilities. These internal transfer rates are composed of a market rate that depends on the maturity of transactions, and a liquidity premium that aims to reflect the conditions and outlook of the financial markets. Income is allocated across revenue-generating and distribution units (e.g., in asset management products) at market prices.

●	Allocation of operating expenses

Both direct and indirect operating expenses are allocated to the operating segments, except for those items for which there is no clearly defined or close link with the operating segment, as they represent corporate or institutional expenses incurred on behalf of the Group as a whole.

●	Cross-selling

On certain occasions, adjustments are made to eliminate overlap accounted for in the results of two or more operating segments as a result of encouraging cross-selling between businesses.

Since January 1, 2015, our former Eurasia segment has been broken down into the following two segments: Turkey, which consists of our stake in the Turkish bank Türkiye Garanti Bankasi A.Ş. (“Garanti”) (i.e., 25.01% until July 27, 2015 and 39.9% since July 27, 2015), and Rest of Eurasia, which includes the retail and wholesale businesses carried out in Europe and Asia, other than Spain and Turkey. The change in our segment reporting referred to above is mainly the result of the acquisition from Doğuş Holding A.Ş., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk of 62,538,000,000 shares of Garanti in the aggregate on July 27, 2015, under certain agreements entered into on November 19, 2014. After the completion of this acquisition, Garanti’s results are fully consolidated in our consolidated financial statements. Therefore, this note to the consolidated financial statements presents the resulting recast financial information by operating segment as of and for the years ended December 31, 2014, 2013 and 2012 to give retrospective effect to these changes in our operating segments. The operating segment reporting structure is as follows:

●	Banking activity in Spain which as in previous years includes:

–	The Retail network, with the segments of individual customers, private banking, and small businesses.

–	Corporate and Business Banking (CBB), which handles the SMEs, corporations and public sector in the country.

–	Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in the same geographical area.

–	Other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain.

–	In addition, it also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

●	Real estate activity in Spain

Manage the assets of the real-estate area accumulated by the Group as a result of the crisis in Spain. It therefore mainly comprise of loans and advances to real-estate developers and foreclosed real estate assets.

●	Rest of Eurasia

Includes the business carried out in the rest of Europe and Asia, i.e. the retail and wholesale businesses of the BBVA Group in the area, the Chinese bank CNCB, etc.

●	Turkey

It includes BBVA’s stakes in the Turkish bank Garanti.

●	Mexico

Comprising of the banking and insurance businesses. The banking business includes retail business through its Commercial Banking, Consumer Finance and Corporate and Institutional Banking units; and wholesale banking through CIB.

●	The United States

Encompasses the Group’s businesses in the United States.

●	South America

Includes the banking and insurance businesses that BBVA carries out in the region.

Finally, Corporate Center is an aggregate that contains the remainder of the items that have not been allocated to the operating segments, as it basically corresponds to the Group’s holding function. It groups together the costs of the headquarters that have a corporate function; management of structural exchange-rate positions, carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles; and the results of certain corporate transactions.

The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2014, 2013 and 2012, is as follows:

	Millions of Euros
Total Assets by Operating Segments	2014	2013 (*)	2012 (*)
Spain	318,353	314,902	345,521
Real Estate Activity in Spain	17,934	20,582	22,112
Rest of Eurasia	22,325	21,771	28,862
Turkey (1)	22,342	19,453	19,462
Mexico	93,731	81,801	82,722
South America	84,364	77,874	75,877
United States	69,261	53,046	53,880
Subtotal Assets by Operating Segments	628,310	589,428	628,436
Corporate Center and other adjustments (2)	3,632	(6,731)	(7,304)
Total Assets BBVA Group	631,942	582,697	621,132

F-47

(1)	The information is presented under management criteria, pursuant to which Garanti’s assets and liabilities have been proportionally consolidated based on our 25.01% interest in Garanti.
(2)

Other adjustments include adjustments made to account for the fact that, in our Consolidated Financial Statements, Garanti is accounted for using the equity method rather than using the management criteria referred above.

(*)

The figures corresponding to December 2013 and 2012 have been restated in order to allow homogeneous year-on-year comparisons due to immaterial changes in the scope of the operating segments and a change in accounting criteria registered in the Corporate Center (see Note 1.3).

The profit and main earning figures in the consolidated income statements for the years ended December 31, 2014, 2013 and 2012 by operating segments are as follows:

		Millions of Euros
		Operating Segments
Main Margins and Profits by Operating Segments	BBVA Group	Spain	Real Estate Activity in Spain	Rest of Eurasia	Turkey	Mexico	South America	United States	Corporate Center	Adjusments (2)
2014
Net interest income	14,382	3,830	(38)	189	735	4,910	4,699	1,443	(651)	(734)
Gross income	20,725	6,622	(132)	736	944	6,522	5,191	2,137	(664)	(632)
Net margin before provisions (1)	10,166	3,777	(291)	393	550	4,115	2,875	640	(1,653)	(240)
Operating profit /(loss) before tax	3,980	1,463	(1,225)	320	392	2,519	1,951	561	(1,920)	(83)
Profit	2,618	1,028	(876)	255	310	1,915	1,001	428	(1,444)	-
2013 (*)
Net interest income	13,900	3,838	(3)	195	713	4,478	4,660	1,402	(671)	(713)
Gross income	20,752	6,103	(38)	788	929	6,194	5,583	2,047	(416)	(439)
Net margin before provisions (1)	9,956	3,088	(188)	459	522	3,865	3,208	618	(1,584)	(34)
Operating profit /(loss) before tax	954	230	(1,838)	248	339	2,358	2,354	534	(1,680)	(1,590)
Profit	2,084	589	(1,252)	185	264	1,802	1,224	390	(1,117)	-
2012(*)
Net interest income	14,474	4,729	(21)	203	648	4,174	4,236	1,550	(397)	(648)
Gross income	21,824	6,659	(79)	751	914	5,751	5,308	2,198	391	(68)
Net margin before provisions (1)	11,450	3,776	(209)	367	519	3,590	3,023	722	(681)	344
Operating profit /(loss) before tax	1,582	1,651	(5,705)	117	391	2,223	2,234	620	(783)	833
Profit	1,676	1,186	(4,068)	90	314	1,687	1,172	445	850	-

(1)	Gross Income less Administrative Cost and Amortization
(2)	Includes adjustments due to Garanti Group accounted for using the equity method instead of using management criteria as referenced earlier.
(*)

The figures corresponding to December 2013 and 2012 have been restated in order to allow homogeneous year-on-year comparisons due to immaterial changes in the scope of the operating segments and a change in accounting criteria registered in the Corporate Center (see Note 1.3).

7.	Risk management

7.1	General risk management and control model

The BBVA Group has an overall control and risk management model (hereinafter ‘the model’) tailored to their business, their organization and the geographies in which it operates, allowing them to develop their activity in accordance with their strategy and policy control and risk management defined by the governing bodies of the Bank and adapt to a changing economic and regulatory environment, tackling management globally and adapted to the circumstances of each instance.

This model is applied comprehensively in the Group and consists of the basic elements listed below::

●	Governance and organization

●	Risk appetite

●	Decisions and processes

●	Assessment, monitoring and reporting

●	Infrastructure

The Group encourages the development of a risk culture to ensure consistent application of the control and risk management model in the Group, and to ensure that the risk function is understood and assimilated at all levels of the organization.

7.1.1      Governance and organization

The governance model for risk management at BBVA is characterized by a special involvement of its corporate bodies, both in setting the risk strategy and in the ongoing monitoring and supervision of its implementation.

Thus, as developed below, the corporate bodies are the ones that approve this risk strategy and corporate policies for the different types of risk, being the risk function responsible for the management, its implementation and development, reporting to the governing bodies.

The responsibility for the daily management of the risks lies on the businesses which abide in the development of their activity to the policies, standards, procedures, infrastructure and controls, based on the framework set by the governing bodies, which are defined by the function risk.

To perform this task properly, the risk function in the BBVA Group is configured as a single, comprehensive and independent role of commercial areas.

Corporate governance system

BBVA Group has developed a corporate governance system that is in line with the best international practices and adapted to the requirements of the regulators in the countries in which its different business units operate.

The Board of Directors (hereinafter also referred to as “the Board”) approves the risk strategy and supervises the internal control and management systems. Specifically, the strategy approved by the Board includes, at least, the Group’s Risk Appetite statement, the fundamental metrics and the basic structure of limits by geographies, types of risk and asset classes, as well as the bases of the control and risk management model. The Board ensures that the budget is in line with the approved risk appetite.

On the basis established by the Board of Directors, the Executive Committee approves specific corporate policies for each type of risk. Furthermore, the committee approves the Group’s risk limits and monitors them, being informed of both limit excess occurrences and, where applicable, the appropriate corrective measures taken.

Lastly, the Board of Directors has set up a Board committee specializing in risks, the Risk Committee (“RC”). This committee is responsible for analyzing and regularly monitoring risks within the remit of the corporate bodies and assists the Board and the SC in determining and monitoring the risk strategy and the corporate policies, respectively. Another task of special relevance it carries out is detailed control and monitoring of the risks that affect the Group as a whole, which enables it to supervise the effective integration of the risk strategy management and the application of corporate policies approved by the corporate bodies.

The head of the risk function in the executive hierarchy is the Group’s Chief Risk Officer (CRO), who carries out its functions with independence, authority, capacity and resources to do so. He is appointed by the Board of Directors of the Bank as a member of its senior management, and has direct access to its corporate bodies (Board of Directors, Executive Standing Committee and Risk Committee), who reports regularly on the status of risks to the Group.

The Chief Risk Officer, for the utmost performance of its functions, is supported by a cross composed set of units in corporate risk and the specific risk units in the geographical and / or business areas of the Group structure. Each of these units is headed by a Risk Officer for the geographical and/or business area who, within his/her field of competence, carries out risk management and control functions and is responsible for applying the corporate policies and rules approved at Group level in a consistent manner, adapting them if necessary to local requirements and reporting to the local corporate bodies.

The Risk Officers of the geographical and/or business areas report both to the Group’s Chief Risk Officer and to the head of their geographical and/or business area. This dual reporting system aims to ensure that the local risk management function is independent from the operating functions and that it is aligned with the Group’s corporate risk policies and goals.

Organizational structure and committees

The risk management function, as defined above, consists of risk units from the corporate area, which carry out cross-cutting functions, and risk units from the geographical and/or business areas.

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The corporate area’s risk units develop and present the Group’s risk appetite proposal, corporate policies, rules and global procedures and infrastructures to the Group’s Chief Risk Officer (CRO), within the action framework approved by the corporate bodies, ensure their application, and report either directly or through the Group’s Chief Risk Officer (CRO) to the Bank’s corporate bodies.

Their functions include:

-	Management of the different types of risks at Group level in accordance with the strategy defined by the corporate bodies.

-	Risk planning aligned with the risk appetite principles.

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Monitoring and control of the Group’s risk profile in relation to the risk appetite approved by the Bank’s corporate bodies, providing accurate and reliable information with the required frequency and in the necessary format.

-	Prospective analyses to enable an evaluation of compliance with the risk appetite in stress scenarios and the analysis of risk mitigation mechanisms.

-	Management of the technological and methodological developments required for implementing the Model in the Group.

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Design of the Group’s Internal Risk Control model and definition of the methodology, corporate criteria and procedures for identifying and prioritizing the risk inherent in each unit’s activities and processes.

-	Validation of the models used and the results obtained by them in order to verify their adaptation to the different uses to which they are applied.

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The risk units in the business units develop and present to the Risk Officer of the geographical and/or business area the risk appetite proposal applicable in each geographical and/or business area, independently and always within the Group’s risk appetite. They also ensure that the corporate policies and rules approved consistently at a Group level are applied, adapting them if necessary to local requirements; they are provided with appropriate infrastructures for managing and controlling their risks; and they report to their corporate bodies and/or to senior management, as appropriate.

The local risk units thus work with the corporate area risk units in order to adapt to the risk strategy at Group level and share all the information necessary for monitoring the development of their risks.

The risk function has a decision-making process to perform its functions, underpinned by a structure of committees, where the Global Risk Management Committee (GRMC) acts as the highest committee within Risk. It proposes, examines and, where applicable, approves, among others, the internal risk regulatory framework and the procedures and infrastructures needed to identify, assess, measure and manage the material risks faced by the Group in its businesses. The members of this Committee are the Group’s Chief Risk Officer and the heads of the risk units of the corporate area and of the most representative geographical and/or business areas.

The Global Risk Management Committee (GRMC) carries out its functions assisted by various support committees which include:

●	Global Technical Operations Committee: It is responsible for decision-making related to wholesale credit risk admission in certain customer segments.

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Monitoring, Assessment & Reporting Committee: It guarantees and ensures the appropriate development of aspects related to risk identification, assessment, monitoring and reporting, with an integrated and cross-cutting vision.

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Asset Allocation Committee: The executive body responsible for analysis and decision-making on all credit risk matters related to the processes intended for obtaining a balance between risk and return in accordance with the Group’s risk appetite.

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Technology and Methodologies Committee: It determines the need for new models and infrastructures and channels the decision-making related to the tools needed for managing all the risks to which the Group is exposed.

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Corporate Technological Risks and Operational Control Committee: It approves the Technological Risks and Operational Control Management Frameworks in accordance with the General Risk Management Model’s architecture and monitors metrics, risk profiles and operational loss events.

•	Global Market Risk Unit Committee: It is responsible for formalizing, supervising and communicating the monitoring of trading desk risk in all the Global Markets business units.

•	Corporate Operational and Outsourcing Risk Admission Committee: It identifies and assesses the operational risks of new businesses, new products and services, and outsourcing initiatives.

Each geographical and/or business area has its own risk management committee (or committees), with objectives and contents similar to those of the corporate area, which perform their duties consistently and in line with corporate risk policies and rules.

Under this organizational scheme, the risk management function ensures the risk strategy, the regulatory framework, and standardized risk infrastructures and controls are integrated and applied across the entire Group. It also benefits from the knowledge and proximity to customers in each geographical and/or business area, and transmits the corporate risk culture to the Group’s different levels.

Internal Risk Control and Internal Validation

The Group has a specific Internal Risk Control unit whose main function is to ensure there is an adequate internal regulatory framework in place, together with a process and measures defined for each type of risk identified in the Group, (and for other types of risk that could potentially affect the Group, to oversee their application and operation, and to ensure that the risk strategy is integrated into the Group’s management. The Internal Risk Control unit is independent from the units that develop risk models, manage running processes and controls. Its scope is global both geographically and in terms of type of risk.

The Director of Group Internal Control Risk is responsible for the function, and reports its activities and work plans to the CRO and the Risk Committee of the Board, besides attending to it on issues deemed necessary.

For this purpose, the Risk area also has a Technical area independent from the units that develop risk models, manage running processes and controls, which gives the Commission the necessary technical support to better perform their functions.

The unit has a structure of teams at both corporate level and in the most relevant geographical areas in which the Group operates. As in the case of the corporate area, local units are independent of the business areas that execute the processes, and of the units that execute the controls. They report functionally to the Internal Risk Control unit. This unit’s lines of action are established at Group level, and it is responsible for adapting and executing them locally, as well as for reporting the most relevant aspects.

Additionally, the Group has an Internal Validation unit, also independent rom the units that develop risk models and of those who use them to manage. Its functions include, among others, review and independent validation, internally, of the models used for the control and management of the Group’s risks.

BBVA Group’s internal control system is based on the best practices developed in “Enterprise Risk Management – Integrated Framework” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) and in the “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS).

The control model has a system with three lines of defense:

●	The first line is made up of the Group’s business units, which are responsible for control within their area and for executing any measures established by higher management levels.

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The second line consists of the specialized control units (Legal Compliance, Global Accounting & Information Management/Internal Financial Control, Internal Risk Control, IT Risk, Fraud & Security, Operations Control and the Production Divisions of the support units, such as Human Resources, Legal Services, etc.). This line supervises the control of the various units within their cross-cutting field of expertise, defines the necessary improvement and mitigating measures, and promotes their proper implementation. The Corporate Operational Risk Management unit also forms part of this line, providing a methodology and common tools for management.

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The third line is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the corporate policies and providing independent information on the control model.

7.1.2	Risk appetite

The Group’s risk appetite, approved by the Board of Directors, determines the risks (and their level) that the Group is willing to assume to achieve its business targets. These are expressed in terms of capital, liquidity, profitability, recurrent earnings, cost of risk or other metrics. The definition of the risk appetite has the following goals:

●	To express the Group’s strategy and the maximum levels of risk it is willing to assume, at both Group and geographical and/or business area level.

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To establish a set of guidelines for action and a management framework for the medium and long term that prevent actions from being taken (at both Group and geographical and/or business area level) which could compromise the future viability of the Group.

●	To establish a framework for relations with the geographical and/or business areas that, while preserving their decision-making autonomy, ensures they act consistently, avoiding uneven behavior.

●	To establish a common language throughout the organization and develop a compliance-oriented risk culture.

●	Alignment with the new regulatory requirements, facilitating communication with regulators, investors and other stakeholders, thanks to an integrated and stable risk management framework.

Risk appetite is expressed through the following elements:

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Risk appetite statement: sets out the general principles of the Group’s risk strategy and the target risk profile. BBVA’s risk policy aims to maintain the risk profile set out in the Group’s risk appetite statement, which is reflected in a series of metrics (fundamental metrics and limits).

●	Fundamental metrics: they reflect, in quantitative terms, the principles and the target risk profile set out in the risk appetite statement.

●	Limits: they establish the risk appetite at geographical and/or business area, legal entity and risk type level, or any other level deemed appropriate, enabling its integration into management.

The corporate risk area works with the various geographical and/or business areas to define their risk appetite, which will be coordinated with and integrated into the Group’s risk appetite to ensure that its profile fits as defined.

The BBVA Group assumes a certain degree of risk to be able to provide financial services and products to its customers and obtain attractive returns for its shareholders. The organization must understand, manage and control the risks it assumes.

The aim of the organization is not to eliminate all risks, but to assume a prudent level of risks that allows it to generate returns while maintaining acceptable capital and fund levels and generating recurrent earnings.

BBVA’s risk appetite expresses the levels and types of risk that the Bank is willing to assume to be able to implement its strategic plan with no relevant deviations, even in situations of stress.

Fundamental metrics

Those metrics that characterize the bank’s objective behavior (as defined in the statement), enabling the expression of the risk culture at all levels in a structured and understandable manner. They summarize the bank’s goals, and are therefore useful for communication to the stakeholders.

The fundamental metrics are strategic in nature. They are disseminated throughout the Group, understandable and easy to calculate, and objectifiable at business and/or geographical area level, so they can be subject to future projections.

Limits

Metrics that determine the bank’s strategic positioning for the different types of risk: credit, ALM, liquidity, markets, operational. They differ from the fundamental metrics in the following respects:

●	They are levers, not the result. They are a management tool related to a strategic positioning that must be geared toward ensuring compliance with the fundamental metrics, even in an adverse scenario.

●	Risk metrics: a higher level of specialization, they do not necessarily have to be disseminated across the Group.

●	Independent of the cycle: they can include metrics with little correlation with the economic cycle, thus allowing comparability that is isolated from the specific macroeconomic situation.

Thus, they are levers for remaining within the thresholds defined in the fundamental metrics and are used for day-to-day risk management. They include tolerance limits, sub-limits and alerts established at the level of business and/or geographical areas, portfolios and products.

7.1.3      Decisions and processes

The transfer of risk appetite to ordinary management is supported by three basic aspects:

●	A standardized set of regulations

●	Risk planning

●	Integrated management of risks over their life cycle

Standardized regulatory framework

The corporate GRM area is responsible for proposing the definition and development of the corporate policies, specific rules, procedures and schemes of delegation based on which risk decisions should be taken within the Group.

This process aims for the following objectives:

●	Hierarchy and structure: well-structured information through a clear and simple hierarchy creating relations between documents that depend on each other.

●	Simplicity: an appropriate and sufficient number of documents.

●	Standardization: a standardized name and content of document.

●	Accessibility: ability to search for, and easy access to, documentation through the corporate risk management library.

The approval of corporate policies for all types of risks corresponds to the corporate bodies of the Bank, while the corporate risk area endorses the remaining regulations.

Risk units of geographical and / or business areas continue to adapt to local requirements the regulatory framework for the purpose of having a decision process that is appropriate at local level and aligned with the Group policies. If such adaptation is necessary, the local risk area must inform the corporate GRM area, which must ensure the consistency of the set of regulations at the level of the entire Group, and thus must give its approval prior to any modifications proposed by the local risk areas.

Risk planning

Risk planning ensures that the risk appetite is integrated into management, through a cascade process for establishing limits, in which the function of the corporate area risk units and the geographical and/or business areas is to guarantee the alignment of this process against the Group’s risk appetite.

It has tools in place that allow the risk appetite defined at aggregate level to be assigned and monitored by business areas, legal entities, types of risk, concentrations and any other level considered necessary.

The risk planning process is present within the rest of the Group’s planning framework so as to ensure consistency among all of them.

Daily risk management

All risks must be managed integrally during their life cycle, and be treated differently depending on the type.

The risk management cycle is composed of 5 elements:

●	Planning: with the aim of ensuring that the Group’s activities are consistent with the target risk profile and guaranteeing solvency in the development of the strategy.

●	Assessment: a process focused on identifying all the risks inherent to the activities carried out by the Group.

●	Formalization: includes the risk origination, approval and formalization stages.

●	Monitoring and reporting: continuous and structured monitoring of risks and preparation of reports for internal and/or external (market, investors, etc.) consumption.

●	Active portfolio management: focused on identifying business opportunities in existing portfolios and new markets, businesses and products.

7.1.4      Assessment, monitoring and reporting

Assessment, monitoring and reporting is a cross-cutting element that should ensure that the Model has a dynamic and proactive vision to enable compliance with the risk appetite approved by the corporate bodies, even in adverse scenarios. The materialization of this process covers all the categories of material risks and has the following objectives:

●	Assess compliance with the risk appetite at the present time, through monitoring of the fundamental management metrics and limits.

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Assess compliance with the risk appetite in the future, through the projection of the risk appetite variables, in both a baseline scenario determined by the budget and a risk scenario determined by the stress tests.

●	Identify and assess the risk factors and scenarios that could compromise compliance with the risk appetite, through the development of a risk repository and an analysis of the impact of those risks.

●	Act to mitigate the impact in the Group of the identified risk factors and scenarios, ensuring this impact remains within the target risk profile.

●	Monitor the key variables that are not a direct part of the risk appetite, but that condition its compliance. These can be either external or internal.

The following phases need to be developed for undertaking this process:

A)  Identification of risk factors

Aimed at generating a map with the most relevant risk factors that can compromise the Group’s performance in relation to the thresholds defined in the risk appetite.

B)  Impact evaluation

This involves evaluating the impact that the materialization of one (or more) of the risk factors identified in the previous phase could have on the risk appetite metrics, through the occurrence of a given scenario.

C)  Response to undesired situations and realignment measures

Exceeding the parameters will trigger an analysis of the realignment measures to enable dynamic management of the situation, even before it occurs.

D)  Monitoring

The aim is to avoid losses before they occur by monitoring the Group’s current risk profile and the identified risk factors.

E)  Reporting

This aims to provide information on the assumed risk profile by offering accurate, complete and reliable data to the corporate bodies and to senior management, with the frequency and completeness appropriate to the nature, significance and complexity of the risks.

7.1.5      Infrastructure

The infrastructure is an element that must ensure that the Group has the human and technological resources needed for effective management and supervision of risks in order to carry out the functions set out in the Group’s risk Model and the achievement of their objectives.

With respect to human resources, the Group’s risk function will have an adequate workforce, in terms of number, skills and experience.

With regards to technology, the Group ensures the integrity of management information systems and the provision of the infrastructure needed for supporting risk management, including tools appropriate to the needs arising from the different types of risks for their admission, management, assessment and monitoring.

The principles that govern the Group risk technology are:

●	Standardization: the criteria are consistent across the Group, thus ensuring that risk handling is standardized at geographical and/or business area level.

●	Integration in management: the tools incorporate the corporate risk policies and are applied in the Group’s day-to-day management.

●	Automation of the main processes making up the risk management cycle.

●	Appropriateness: provision of adequate information at the right time.

Through the “Risk Analytics” function, the Group has a corporate framework in place for developing the measurement techniques and models. It covers all the types of risks and the different purposes and uses a standard language for all the activities and geographical/business areas and decentralized execution to make the most of the Group’s global reach. The aim is to continually evolve the existing risk models and generate others that cover the new areas of the businesses that develop them, so as to reinforce the anticipation and proactiveness that characterize the Group’s risk function.

Also the risk units of geographical and / or business areas shall ensure that they have sufficient means from the point of view of resources, structures and tools to develop a risk management in line with the corporate model.

7.1.6      Risk culture

BBVA considers risk culture to be an essential element for consolidating and integrating the other components of the Model. The culture transfers the implications that are involved in the Group’s activities and businesses to all the levels of the organization. The risk culture is organized through a number of levers, including the following:

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Communication: promotes the dissemination of the Model, and in particular the principles that must govern risk management in the Group, in a consistent and integrated manner across the organization, through the most appropriate channels.

GRM has a number of communication channels to facilitate the transmission of information and knowledge among the various teams in the function and the Group, adapting the frequency, formats and recipients based on the proposed goal, in order to strengthen the basic principles of the risk function. The risk culture and the management model thus emanate from the Group’s corporate bodies and senior management and are transmitted throughout the organization.

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Training: its main aim is to disseminate and establish the model of risk management across the organization, ensuring standards in the skills and knowledge of the different persons involved in the risk management processes.

Well defined and implemented training ensures continuous improvement of the skills and knowledge of the Group’s professionals, and in particular of the GRM area, and is based on four aspects that aim to develop each of the needs of the GRM group by increasing its knowledge and skills in different fields such as: finance and risks, tools and technology, management and skills, and languages.

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Motivation: the aim in this area is for the incentives of the risk function teams to support the strategy for managing those teams and the function’s values and culture at all levels. Includes compensation and all those elements related to motivation – working environment, etc… which contribute to the achievement Model objectives.

7.2        Risk events

As mentioned earlier, BBVA has processes in place for identifying risks and analyzing scenarios that enable the Group to manage risks in a dynamic and proactive way.

The risk identification processes are forward looking to ensure the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.

Risks are captured and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.

As part of this process, a forward projection of the risk appetite variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.

To this extent, there are a number of emerging risks that could affect the Group’s business trends. These risks are described in the following main blocks:

I.          Macroeconomic and geopolitical risks

●	The slowdown in economic growth in emerging countries and potential difficulties in the recovery of European economies is a major focus for the Group.

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In addition, financial institutions are exposed to the risks of political and social instability in the countries in which they operate, which can have significant effects on their economies and even regionally. In this regard the Group’s diversification is a key to achieving a high level of recurring revenues, despite environmental conditions and economic cycles of the economies in which it operates.

II.         Regulatory, legal and reputational risks

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Financial institutions are exposed to a complex and ever-changing regulatory and legal environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework that allow for anticipation and adaptation to them in a timely manner, adopt best practices and more efficient and rigorous criteria in its implementation

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The financial sector is under ever closer scrutiny by regulators, governments and society itself. Negative news or inappropriate behavior can significantly damage the Group’s reputation and affect its ability to develop a sustainable business. The attitudes and behaviors of the group and its members are governed by the principles of integrity, honesty, long-term vision and best practices through, inter alia, internal control model, the Code of Conduct and Responsible Business Strategy of the Group.

III.         Business and operational risks

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New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation…) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels...)

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Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control. One example was the early adoption of advanced models for management of these risks (AMA - Advanced Measurement Approach).

7.3	Credit risk

Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

It is the most important risk for the Group and includes counterparty risk, issuer risk, settlement risk and country risk management.

The principles underpinning credit risk management in BBVA are as follows:

●	Availability of basic information for the study and proposal of risk, and supporting documentation for approval, which sets out the conditions required by the relevant body.

●	Sufficient generation of funds and asset solvency of the customer to assume principal and interest repayments of loans owed.

●	Establishment of adequate and sufficient guarantees that allow effective recovery of the operation, this being considered a secondary and exceptional method of recovery when the first has failed.

Credit risk management in the Group has an integrated structure for all its functions, allowing decisions to be taken objectively and independently throughout the life cycle of the risk.

●	At Group level: frameworks for action and standard rules of conduct are defined for handling risk, specifically, the circuits, procedures, structure and supervision.

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At the business area level: they are responsible for adapting the Group’s criteria to the local realities of each geographical area and for direct management of risk according to the decision-making circuit:

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Retail risks: in general, the decisions are formalized according to the scoring tools, within the general framework for action of each business area with regard to risks. The changes in weighting and variables of these tools must be validated by the corporate GRM area.

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Wholesale risks: in general, the decisions are formalized by each business area within its general framework for action with regard to risks, which incorporates the delegation rule and the Group’s corporate policies.

7.3.1      Credit risk exposure

In accordance with IFRS 7, the BBVA Group’s maximum credit risk exposure (see definition below) by headings in the balance sheets as of December 31, 2014, 2013 and 2012 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

		Millions of Euros
Maximum Credit Risk Exposure	Notes	2014	2013	2012
Financial assets held for trading		39,028	34,473	31,180
Debt securities	10	33,883	29,601	28,021
Government		28,212	24,696	23,370
Credit institutions		3,048	2,734	2,545
Other sectors		2,623	2,172	2,106
Equity instruments		5,017	4,766	2,915
Customer lending		128	106	244
Other financial assets designated at fair value through profit or loss		2,761	2,414	2,530
Debt securities	11	737	664	753
Government		141	142	174
Credit institutions		16	16	45
Other sectors		580	506	534
Equity instruments		2,024	1,750	1,777
Available-for-sale financial assets		94,125	77,407	66,567
Debt securities	12	86,858	71,439	62,615
Government		63,764	48,728	38,926
Credit institutions		7,377	10,431	13,157
Other sectors		15,717	12,280	10,532
Equity instruments		7,267	5,968	3,952
Loans and receivables		384,461	364,031	384,097
Loans and advances to credit institutions	13.1	26,975	22,792	25,372
Loans and advances to customers	13.2	350,822	336,759	354,973
Government		37,113	32,400	34,917
Agriculture		4,316	4,982	4,738
Industry		37,395	28,679	30,731
Real estate and construction		32,899	40,486	47,223
Trade and finance		43,597	47,169	51,912
Loans to individuals		157,476	149,891	151,244
Other		38,026	33,151	34,208
Debt securities	13.3	6,664	4,481	3,751
Government		5,608	3,175	2,375
Credit institutions		81	297	453
Other sectors		975	1,009	923
Held-to-maturity investments		-	-	10,162
Government		-	-	9,210
Credit institutions		-	-	392
Other sectors		-	-	560
Derivatives (trading and hedging)		47,248	41,294	49,208
Subtotal		567,623	519,620	543,744
Valuation adjustments		980	1,068	338
Total Financial Assets Risk		568,603	520,688	544,082
Financial guarantees (Bank guarantees, letter of credits,..)		33,741	33,543	37,019
Drawable by third parties		96,714	87,542	83,519
Government		1,359	4,354	1,360
Credit institutions		1,057	1,583	1,946
Other sectors		94,299	81,605	80,213
Other contingent commitments		9,537	6,628	6,624
Total Contingent Risks and Commitments	32	139,993	127,712	127,161
Total Maximum Credit Exposure		708,596	648,400	671,243

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:

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In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its gross carrying amount, not including certain valuation adjustments (impairment losses, hedges and others), with the sole exception of trading and hedging derivatives.

●	The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

●	Our calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or “add-on”).

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The first factor, market value, reflects the difference between original commitments and market values on the reporting date (mark-to-market). As indicated in Note 2.2.1 to the consolidated financial statements, derivatives are accounted for as of each reporting date at fair value in accordance with IAS 39.

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The second factor, potential risk (‘add-on’), is an estimate of the maximum increase to be expected on risk exposure over a derivative market value (at a given statistical confidence level) as a result of future changes in the fair value over the remaining term of the derivatives.

The consideration of the potential risk (“add-on”) relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the BBVA Group has to consider not only the credit exposure of the derivatives on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivatives, whose valuation changes substantially throughout their terms, depending on the fluctuation of market prices.

7.3.2      Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior evaluation of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

●	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds;

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The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally,

●	Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collaterals are set out in the Corporate Policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

●	Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

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Trading and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

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Other financial assets designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

●	Loans and receivables:

-	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

-

Loans and advances to customers: Most of these loans and advances are backed by personal guarantees extended by the own customer. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

-	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

Collateralized loans granted by the Group as of December 31, 2014, 2013 and 2012 excluding balances deemed impaired, is broken down in the table below:

	Millions of Euros
Collateralized Credit Risk	2014	2013	2012
Mortgage loans	124,097	125,564	137,870
Operating assets mortgage loans	4,062	3,778	3,897
Home mortgages	109,031	108,745	119,235
Rest of mortgages (1)	11,005	13,041	14,739
Secured loans, except mortgage	28,419	23,660	23,125
Cash guarantees	468	300	377
Secured loan (pledged securities)	518	570	997
Rest of secured loans (2)	27,433	22,790	21,751
Total	152,517	149,224	160,995

(1)	Loans with mortgage collateral (other than residential mortgage) for property purchase or construction.
(2)	Includes loans with cash collateral, other financial assets with partial collateral.

●	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

7.3.3      Financial instrument netting

Financial assets and liabilities may be netted, i.e. they are presented for a net amount on the balance sheet only when the Group’s entities satisfy with the provisions of IAS 32-Paragraph 42, so they have both the legal right to net recognized amounts, and the intention of settling the net amount or of realizing the asset and simultaneously paying the liability.

In addition, the Group has presented as gross amounts assets and liabilities on the balance sheet for which there are master netting arrangements in place, but for which there is no intention of settling net. The most common types of events that trigger the netting of reciprocal obligations are bankruptcy of the entity, surpassing certain level of indebtedness threshold, failure to pay, restructuring and dissolution of the entity.

In the current market context, derivatives are contracted under different framework contracts being the most widespread developed by the International Swaps and Derivatives Association (ISDA) and, for the Spanish market, the Framework Agreement on Financial Transactions (CMOF). Almost all portfolio derivative transactions have been concluded under these framework contracts, including in them the netting clauses mentioned in the preceding paragraph as “Master Netting Agreement”, greatly reducing the credit exposure on these instruments. Additionally, in contracts signed with professional counterparts, the collateral agreement annexes called Credit Support Annex (CSA) are included, thereby minimizing exposure to a potential default of the counterparty.

Moreover, in transactions involving assets purchased or sold under a purchase agreement there has greatly increased the volume transacted through clearing houses that articulate mechanisms to reduce counterparty risk, as well as through the signature of various master agreements for bilateral transactions, the most widely used being the Global Master Repurchase Agreement (GMRA), published by ICMA (International Capital Market Association), to which the clauses related to the collateral exchange are usually added within the text of the master agreement itself.

The assets and liabilities subject to contractual netting rights at the time of their settlement are presented below as of December 31, 2014.

					Millions of Euros
					Gross Amounts Not Offset in the Condensed Consolidated Balance Sheets (D)
2014		Gross Amounts Recognized (A)	Gross Amounts Offset in the Condensed Consolidated Balance Sheets (B )	Net Amount Presented in the Condensed Consolidated Balance Sheets (C =A-B)	Financial Instruments	Cash Collateral Received/Pledged	Net Amount (E=C-D)
Derivative financial assets	10, 14	55,277	8,497	46,780	33,196	6,844	6,740
Reverse repurchase, securities borrowing and similar agreements	34	17,639	-	17,639	16,143	339	1,157
Total Assets		72,916	8,497	64,419	49,339	7,183	7,896
Derivative financial liabilities	10, 14	56,710	9,327	47,383	33,158	9,624	4,601
Repurchase, securities lending and similar agreements	34	66,326	-	66,326	51,143	10	15,173
Total Liabillities		123,036	9,327	113,709	84,301	9,634	19,773

7.3.4         Risk concentration

Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, BBVA Group maintains maximum permitted risk concentration indices updated at individual and portfolio sector levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

●	The aim is, as much as possible, to reconcile the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

●

Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the entity that assumes them), the markets, the macroeconomic situation, etc.

Risk concentrations by geography

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
Risks by Geographical Areas December 2014	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	17,461	36,039	17,091	6,126	4,337	2,206	83,258
Loans and advances to customers	-	-	-	128	-	-	128
Debt securities	7,816	6,512	13,747	2,654	2,656	499	33,883
Equity instruments	2,541	1,334	342	457	171	172	5,017
Derivatives	7,103	28,193	3,003	2,886	1,510	1,535	44,229
Other financial assets designated at fair value through profit or loss	189	152	1,836	581	3	-	2,761
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	94	62	-	581	-	-	737
Equity instruments	95	90	1,836	-	3	-	2,024
Available-for-sale portfolio	45,465	13,673	13,169	10,780	6,079	4,958	94,125
Debt securities	42,267	13,348	13,119	10,222	5,973	1,929	86,858
Equity instruments	3,198	326	50	558	106	3,029	7,267
Loans and receivables	185,924	31,597	52,157	52,080	57,911	4,792	384,460
Loans and advances to credit institutions	4,172	13,313	2,497	3,521	2,180	1,291	26,975
Loans and advances to customers	178,735	18,274	49,660	47,635	53,018	3,501	350,822
Debt securities	3,017	9	-	924	2,713	-	6,663
Held-to-maturity investments	-	-	-	-	-	-	-
Hedging derivatives	708	1,699	182	66	14	2	2,672
Total Risk in Financial Assets	249,747	83,160	84,435	69,633	68,344	11,958	567,276
Contingent risks and liabilities
Contingent risks	13,500	8,454	1,220	3,161	5,756	1,650	33,741
Contingent liabilities	25,577	22,973	19,751	29,519	7,343	1,087	106,251
Total Contingent Risk	39,077	31,427	20,971	32,680	13,099	2,738	139,992

Total Risks in Financial Instruments	288,824	114,587	105,406	102,313	81,443	14,696	707,268

	Millions of Euros
Risks by Geographical Areas December 2013	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	14,882	33,091	15,707	2,677	3,412	2,345	72,114
Loans and advances to customers	-	-	-	107	-	-	107
Debt securities	6,320	5,838	13,410	424	2,608	1,002	29,602
Equity instruments	2,752	953	632	118	148	163	4,766
Derivatives	5,810	26,300	1,665	2,028	656	1,180	37,639
Other financial assets designated at fair value through profit or loss	211	106	1,591	503	2	-	2,413
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	107	54	5	497	-	-	663
Equity instruments	104	52	1,586	6	2	-	1,750
Available-for-sale portfolio	42,074	8,587	10,380	7,729	5,626	3,011	77,407
Debt securities	38,732	8,453	10,329	7,247	5,535	1,143	71,439
Equity instruments	3,342	134	51	482	91	1,868	5,968
Loans and receivables	194,383	26,712	44,414	39,650	53,886	4,984	364,031
Loans and advances to credit institutions	5,224	9,171	2,366	2,707	1,909	1,415	22,792
Loans and advances to customers	187,400	17,519	42,048	36,047	50,173	3,569	336,759
Debt securities	1,759	22	-	896	1,804	-	4,481
Held-to-maturity investments	-	-	-	-	-	-	-
Hedging derivatives	434	2,113	8	60	10	4	2,629
Total Risk in Financial Assets	251,984	70,609	72,100	50,618	62,935	10,344	518,591
Contingent risks and liabilities
Contingent risks	15,172	9,038	767	2,344	5,292	929	33,542
Contingent liabilities	28,096	17,675	16,109	24,485	7,002	803	94,170
Total Contingent Risk	43,268	26,713	16,876	26,829	12,294	1,732	127,712

Total Risks in Financial Instruments	295,252	97,322	88,976	77,447	75,229	12,076	646,303

	Millions of Euros
Risks by Geographical Areas 2012	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	13,768	39,360	15,035	4,751	3,643	3,272	79,830
Loans and advances to customers	-	-	-	244	-	-	244
Debt securities	5,726	5,155	12,960	577	2,805	796	28,020
Equity instruments	1,270	519	101	543	239	243	2,915
Derivatives	6,772	33,686	1,973	3,387	599	2,233	48,651
Other financial assets designated at fair value through profit or loss	296	87	13	2,134	-	-	2,531
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	190	42	9	512	-	-	753
Equity instruments	106	45	4	1,622	-	-	1,777
Available-for-sale portfolio	36,109	6,480	9,601	7,163	6,128	1,085	66,567
Debt securities	33,107	6,267	9,035	7,112	6,053	1,040	62,615
Equity instruments	3,002	213	566	51	75	45	3,952
Loans and receivables	209,786	31,375	46,384	40,259	51,978	4,314	384,096
Loans and advances to credit institutions	3,220	11,042	4,549	3,338	2,065	1,157	25,372
Loans and advances to customers	205,216	19,979	41,835	36,040	48,753	3,151	354,973
Debt securities	1,350	354	-	880	1,160	6	3,751
Held-to-maturity investments	7,279	2,884	-	-	-	-	10,162
Hedging derivatives	914	3,798	159	226	5	18	5,120
Total Risk in Financial Assets	268,151	83,984	71,192	54,532	61,754	8,691	548,305
Contingent risks and liabilities
Contingent risks	16,164	10,074	872	3,159	5,858	891	37,019
Contingent liabilities	26,514	19,678	13,564	22,027	7,097	1,264	90,142
Total Contingent Risk	42,678	29,752	14,435	25,186	12,955	2,155	127,161

Total Risks in Financial Instruments	310,829	113,736	85,627	79,718	74,709	10,846	675,466

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VII.

Sovereign risk concentration

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the BBVA Group’s Risk Area. Its basic functions involve the preparation of reports in the countries where sovereign risk exists (called “financial programs”), tracking such risks, assigning ratings to these countries and, in general, supporting the Group in terms of reporting requirements for any transactions involving sovereign risk. The risk policies established in the financial programs are approved by the relevant risk committees.

The country risk unit tracks the evolution of the risks associated with the various countries to which the Group are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The internal rating assignment methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations such as the International Monetary Fund (IMF) and the World Bank (WB), rating agencies and export credit organizations.

Sovereign risk exposure

The table below provides a breakdown of exposure to financial instruments (excluding derivatives and equity instruments), as of December 31, 2014, 2013 and 2012 by type of counterparty and the country of residence of such counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
	2014
Risk Exposure by Countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	68,584	9,040	157,337	234,961	46.5%
Italy	9,823	713	2,131	12,667	2.5%
France	1,078	5,351	2,453	8,883	1.8%
United Kingdom	119	2,923	4,669	7,711	1.5%
Portugal	605	43	4,927	5,574	1.1%
Germany	590	1,129	1,565	3,284	0.6%
Ireland	167	148	565	880	0.2%
Turkey	21	214	246	482	0.1%
Greece	-	-	64	64	0.0%
Rest of Europe	1,182	6,011	4,800	11,993	2.4%
Europe	82,170	25,573	178,757	286,499	56.7%
Mexico	31,164	2,757	42,864	76,785	15.2%
The United States	11,241	3,941	52,849	68,031	13.5%
Rest of countries	7,676	4,669	62,052	74,398	14.7%
Total Rest of Countries	50,081	11,367	157,765	219,213	43.3%
Total Exposure to Financial Instruments	132,251	36,939	336,522	505,713	100.0%

	Millions of Euros
	2013
Risk Exposure by Countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	59,114	11,870	166,677	237,661	51.1%
United Kingdom	3	5,405	4,377	9,785	2.1%
Italy	3,888	422	2,617	6,927	1.5%
France	942	2,640	2,316	5,898	1.3%
Portugal	385	238	5,179	5,802	1.2%
Germany	1,081	1,338	1,206	3,625	0.8%
Ireland	-	221	487	708	0.2%
Turkey	10	65	163	238	0.1%
Greece	-	-	72	72	0.0%
Rest of Europe	2,608	2,552	4,239	9,399	2.0%
Europe	68,031	24,751	187,333	280,115	60.2%
Mexico	26,629	2,810	38,312	67,751	14.6%
The United States	5,224	3,203	41,872	50,299	10.8%
Rest of countries	7,790	5,480	53,649	66,919	14.4%
Total Rest of Countries	39,643	11,493	133,833	184,969	39.8%
Total Exposure to Financial Instruments	107,674	36,244	321,166	465,084	100.0%

	Millions of Euros
	2012
Risk Exposure by countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	62,558	11,839	182,785	257,182	52.9%
Turkey	13	159	400	572	0.1%
United Kingdom	2	7,095	2,336	9,433	1.9%
Italy	4,203	405	3,288	7,896	1.6%
Portugal	443	590	5,763	6,796	1.4%
France	1,739	3,291	2,631	7,661	1.6%
Germany	1,298	1,025	734	3,057	0.6%
Ireland	-	280	456	736	0.2%
Greece	-	-	99	99	0.0%
Rest of Europe	1,664	2,484	5,256	9,404	1.9%
Europe	71,920	27,168	203,748	302,836	62.3%
Mexico	25,059	5,492	36,133	66,684	13.7%
The United States	3,942	3,768	42,157	49,867	10.3%
Rest of countries	7,521	5,484	53,481	66,486	13.7%
Total Rest of Countries	36,523	14,744	131,771	183,037	37.7%
Total Exposure to Financial Instruments	108,443	41,912	335,519	485,873	100.0%

(*)

In addition, as of December 31, 2014, 2013 and 2012, undrawn lines of credit, granted mainly to the Spanish government or government agencies and amounted to €1,619, €1,942 million, and €1,613 million, respectively.

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

Sovereign risk exposure in Europe

The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of December 31, 2014, 2013 and 2012, by type of financial instrument and the country of residence of the counterparty, under EBA (European Banking Authority) requirements:

	Millions of Euros
	2014
	Debt securities			Loans and Receivables	Derivatives (2)		Total	Contingent risks and commitments	%
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure

Spain	6,332	28,856	-	25,997	431	-	61,616	1,647	83.0%
Italy	2,462	6,601	-	142	-	2	9,208	-	12.4%
France	872	40	-	28	-	-	940	-	1.3%
Germany	482	92	-	-	(97)	(1)	476	-	0.6%
Portugal	302	23	-	280	-	-	605	11	0.8%
United Kingdom	-	115	-	-	-	2	117	1	-
Greece	-	-	-	-	-	-	-	-	-
Hungary	-	-	-	-	-	-	-	-	-
Ireland	1	167	-	-	-	-	168	-	0.2%
Rest of European Union	910	131	-	33	-	1	1,075	-	1.4%
Total Exposure to Sovereign Counterparties (European Union)	11,361	36,026	-	26,480	334	4	74,205	1,659	100.0%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€13,406 million as of December 31, 2014) is not included.

(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

	Millions of Euros
	2013
	Debt securities			Loans and Receivables	Derivatives (2)		Total	Contingent risks and commitments	%
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
Spain	5,251	24,339	-	23,430	258	(25)	53,253	1,924	86.5%
Italy	733	2,691	-	90	-	(6)	3,507	-	5.7%
France	874	-	-	-	-	(1)	873	-	1.4%
Germany	1,064	-	-	-	-	(1)	1,063	-	1.7%
Portugal	64	19	-	302	-	-	385	17	0.6%
United Kingdom	-	-	-	-	(13)	3	(10)	1	-
Greece	-	-	-	-	-	-	-	-	-
Hungary	-	65	-	-	-	-	65	-	0.1%
Ireland	-	-	-	-	-	-	-	-	-
Rest of European Union	2,087	293	-	38	-	10	2,428	-	3.9%
Total Exposure to Sovereign Counterparties (European Union)	10,073	27,407	-	23,860	245	(20)	61,565	1,942	100.0%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€11,093 million as of December 31, 2013) is not included.

(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

	Millions of Euros
	2012
	Debt securities			Loans and Receivables	Derivatives (2)		Total	Contingent risks and commitments	%
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
Spain	5,022	19,751	6,469	26,624	285	5	58,156	1,595	86.6%
Italy	610	811	2,448	97	-	(3)	3,963	-	5.9%
France	1,445	-	254	-	-	(2)	1,697	-	2.5%
Germany	1,291	-	-	-	(4)	(1)	1,286	-	1.9%
Portugal	51	18	15	359	-	-	443	17	0.7%
United Kingdom	-	-	-	-	(19)	-	(19)	1	0.0%
Greece	-	-	-	-	-	-	-	-	0.0%
Hungary	-	66	-	-	-	-	66	-	0.1%
Ireland	-	-	-	-	-	-	-	-	0.0%
Rest of European Union	1,066	379	24	78	-	1	1,548	-	2.3%
Total Exposure to Sovereign Counterparties (European Union)	9,485	21,025	9,210	27,158	262	-	67,140	1,613	100.0%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€5,093 million as of December 31, 2012) is not included.

(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

The following table provides a breakdown of the notional value of the CDS in which the Group’s credit institutions act as sellers or buyers of protection against the sovereign risk of European countries as of December 31, 2014, 2013 and 2012:

	Millions of Euros
	2014
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	-	-	-	-
Italy	704	(11)	699	8
Germany	154	-	129	(1)
France	173	-	89	(1)
Portugal	37	(1)	37	1
Poland	-	-	-	-
Belgium	-	-	-	-
United Kingdom	138	3	118	(1)
Greece	-	-	-	-
Hungary	2	-	2	-
Ireland	-	-	-	-
Rest of European Union	485	5	415	4
Total exposure to Sovereign Counterparties	1,693	(4)	1,489	10

	Millions of Euros
	2013
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	14	-	62	(25)
Italy	622	(15)	595	9
Germany	205	-	200	(1)
France	204	-	149	(1)
Portugal	75	(3)	75	3
Poland	-	-	-	-
Belgium	-	-	-	-
United Kingdom	135	3	126	-
Greece	14	-	14	-
Hungary	1	-	-	-
Ireland	21	-	21	-
Rest of European Union	591	12	478	(2)
Total exposure to Sovereign Counterparties	1,882	(3)	1,720	(17)

	Millions of Euros
	2012
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	68	14	97	(9)
Italy	518	(22)	444	19
Germany	216	(1)	219	-
France	196	(1)	134	(1)
Portugal	91	(6)	89	6
Poland	-	-	-	-
Belgium	281	(4)	232	5
United Kingdom	56	1	64	(1)
Greece	18	-	18	-
Hungary	2	-	-	-
Ireland	82	-	82	-
Rest of European Union	149	2	155	(2)
Total exposure to Sovereign Counterparties	1,677	(17)	1,534	17

The main counterparties of these CDS are credit institutions with a high credit quality. The CDS contracts are standard in the market, with the usual clauses covering the events that would trigger payouts.

As it can be seen in the above tables, exposure to sovereign risk in Europe is concentrated in Spain. As of December 31, 2014, 2013 and 2012, the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

	Millions of Euros
	2014
	Debt securities			Loans and Receivables	Derivatives		Total	Contingent risks and commitments	%
Maturities of Sovereign Risks European Union	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
Spain	6,332	28,856	-	25,997	431	-	61,616	1,647	83%
Up to 1 Year	1,562	1,233	-	9,675	23	-	12,493	997	16.8%
1 to 5 Years	1,729	11,424	-	6,312	5	-	19,469	270	26.2%
Over 5 Years	3,041	16,200	-	10,010	403	-	29,653	380	40.0%
Rest of Europe	5,030	7,170	-	483	(97)	4	12,589	12	17.0%
Up to 1 Year	1,581	328	-	329	(14)	-	2,224	12	3.0%
1 to 5 Years	1,441	4,349	-	23	(19)	3	5,796	-	7.8%
Over 5 Years	2,008	2,493	-	131	(64)	1	4,569	-	6.2%
Total Exposure to European Union Sovereign Counterparties	11,361	36,026	-	26,480	334	4	74,205	1,659	100.0%

	Millions of Euros
	2013
	Debt securities			Loans and Receivables	Derivatives		Total	Contingent risks and commitments	%
Maturities of Sovereign Risks European Union	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
Spain
Up to 1 Year	1,935	846	-	5,627	8	-	8,416	898	13.7%
1 to 5 Years	1,531	15,523	-	5,574	41	-	22,670	540	36.8%
Over 5 Years	1,784	7,969	-	12,229	209	(25)	22,166	486	36.0%
Rest of Europe
Up to 1 Year	3,189	26	-	311	(13)	-	3,513	18	5.7%
1 to 5 Years	844	2,066	-	8	-	4	2,922	-	4.7%
Over 5 Years	789	976	-	111	-	1	1,877	-	3.0%
Total Exposure to European Union Sovereign Counterparties	10,073	27,407	-	23,860	245	(20)	61,565	1,942	100.0%

	Millions of Euros
	2012
	Debt securities			Loans and Receivables	Derivatives		Total	Contingent risks and commitments	%
Maturities of Sovereign Risks European Union	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
Spain
Up to 1 Year	2,183	1,944	2	10,267	35	-	14,431	1,090	21.5%
1 to 5 Years	1,832	12,304	1,239	4,409	26	-	19,810	402	29.6%
Over 5 Years	1,007	5,503	5,228	11,948	224	5	23,915	103	35.7%
Rest of Europe
Up to 1 Year	2,564	46	33	367	7	-	3,017	18	4.5%
1 to 5 Years	952	188	1,927	34	(19)	(5)	3,077	-	4.6%
Over 5 Years	924	953	781	131	(11)	-	2,778	-	4.1%
Total Exposure to European Union Sovereign Counterparties	9,462	20,938	9,210	27,156	262	-	67,028	1,613	100.0%

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the relevant portfolios and are detailed in Note 8 to these consolidated financial statements. They take into account the exceptional circumstances that have taken place over the last two years in connection with the sovereign debt crisis in Europe.

Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets (Level 1 as defined in Note 8).

Risks related to the developer and Real-Estate sector in Spain

One of the main Group activities of the Group in Spain is focused on developer and mortgage loans. The policies and strategies established by the Group to deal with risks related to the developer and real-estate sector are explained below:

Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA has teams specializing in the management of the Real-Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in the Risk-Acceptance teams, but throughout the handling, commercial, problem risks and legal, etc. It also includes the research department (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. Specialization has been increased and the management teams in the areas of recovery and the Real Estate Unit itself have been reinforced.

The policies established to address the risks related to the developer and real-estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio.

Specific policies for analysis and admission of new developer risk transactions

In the analysis of new operations, the assessment of the commercial operation in terms of the economic and financial viability of the project has been one of the constant points that have helped ensure the success and transformation of construction land operations for customers’ developments.

As regards the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Recoveries and the Real Estate Unit. This guarantees coordination and exchange of information in all the processes.

The following strategies have been implemented with customers in the developer sector: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth; non active participation in the second-home market; commitment to public housing financing; and participation in land operations with a high level of urban development security, giving priority to land open to urban development.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called “watch-list”, which is updated monthly with the progress of each client under watch, and the different strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while, in the case of ongoing promotions, they are classified based on the rate of progress of the projects.

These actions have enabled BBVA to identify possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, deadline extension, improved collateral, rate review (repricing) and asset purchase.

Proper management of the relationship with each customer requires knowledge of various aspects such as the identification of the source of payment difficulties, an analysis of the company’s future viability, the updating of the information on the debtor and the guarantors (their current situation and business course, economic-financial information, debt analysis and generation of funds), and the updating of the appraisal of the assets offered as collateral.

BBVA has a classification of debtors in accordance with legislation in force in each country, usually categorizing each one’s level of difficulty for each risk.

Based on the information above, a decision is made whether to use the refinancing tool, whose objective is to adjust the structure of the maturity of the debt to the generation of funds and the customer’s payment capacity.

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks (see Note7.3.9). In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for additional guarantees and legal compliance, given a refinancing tool that standardizes criteria and variables when considering any refinancing operation.

In the case of refinancing, the tools used for enhancing the Bank’s position are: the search for new intervening parties with proven solvency and initial payment to reduce the principal debt or outstanding interest; the improvement of the debt bond in order to facilitate the procedure in the event of default; the provision of new or additional collateral; and making refinancing viable with new conditions (period, rate and repayments), adapted to a credible and sufficiently verified business plan.

Policies applied in the management of real estate assets in Spain

The policy applied for managing these assets depends on the type of real-estate asset, as detailed below.

In the case of completed homes, the final aim is the sale of these homes to private individuals, thus diluting the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this channel of business is notably lower than in any other channel of residential mortgages) and to support customers’ sales directly, using BBVA’s own channel (BBVA Services and our branches), creating incentives for sale and including sale orders for BBVA. In exceptional case we have even accepted partial haircuts, with the aim of making the sale easier.

In the case of ongoing construction work, the strategy has been to help and promote the completion of the works in order to transfer the investment to completed homes. The whole developer Works in Progress portfolio has been reviewed and classified into different stages with the aim of using different tools to support the strategy. This includes the use of developer accounts-payable financing as a form of payment control, the use of project monitoring supported by the Real Estate Unit itself, and the management of direct suppliers for the works as a complement to the developer’s own management.

With respect to land, the fact that the vast majority of the risk is urban land simplifies the management. Urban management and liquidity control to tackle urban planning costs are also subject to special monitoring.

Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

As of December 31, 2014, 2013 and 2012, exposure to the construction sector and real-estate activities in Spain stood at €19,077, €22,760 and €23,656 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €10,986, €13,505 and €15,358 million, respectively, representing 7.6%, 8.8% and 8.7% of loans and advances to customers of the balance of business in Spain (excluding the government and other government agencies) and 1.7%, 2.3% and 2.4% of the total assets of the Consolidated Group.

Lending for real estate development of the loans as of December 31, 2014, 2013 and 2012 is shown below:

	Millions of Euros
December 2014 Financing allocated to construction and real estate development and its coverage	Gross amount	Drawn over the guarantee value	Provision coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	10,986	4,832	4,572
Of which: Impaired assets	7,418	3,686	4,225
Of which: Potential problem assets	981	374	347
Memorandum item:
Write-offs	1,075

	Millions of Euros
December 2013 Financing Allocated to Construction and Real Estate Development and its Coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	13,505	5,723	5,237
Of which: Impaired assets	8,838	4,152	4,735
Of which: Potential problem assets	1,445	501	502
Memorandum item:
Write-offs	692

	Millions of Euros
December 2012 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Specific Provision
Loans recorded by the Group’s credit institutions (Business in Spain)	15,358	6,164	5,642
Of which: Impaired assets	6,814	3,193	3,123
Of which: Potential problem assets	2,092	911	731
Memorandum item:
Write-offs	347

	Millions of Euros
Memorandum item: Consolidated Group Data (carrying amount)	December 2014	December 2013	December 2012
Total loans and advances to customers, excluding the Public Sector (Business in Spain)	144,528	152,836	176,123
Total consolidated assets (total business)	631,942	582,697	621,132
Impairment losses determined collectively (total business)	2,767	2,698	3,279

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Credit: Gross amount (Business in Spain)	December 2014	December 2013	December 2012
Without secured loan	1,007	1,303	1,441
With secured loan	9,979	12,202	13,917
Terminated buildings	5,776	7,270	8,167
Homes	4,976	6,468	7,148
Other	800	802	1,019
Buildings under construction	883	1,238	1,716
Homes	861	1,202	1,663
Other	22	36	53
Land	3,320	3,694	4,034
Urbanized land	1,881	2,120	2,449
Rest of land	1,439	1,574	1,585
Total	10,986	13,505	15,358

As of December 31, 2014, 2013 and 2012, 61%, 63% and 64.3% of loans to developers were guaranteed with buildings (87.6%, 90.1% and 89.1% are homes), and only 30.2%, 27.4% and 26.3% by land, of which 56.7%, 57.4% and 60.7% is urbanized, respectively.

The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, 2014, 2013 and 2012, is as follows:

	Millions of Euros
Housing-acquisition Loans to Households (Business in Spain)	December 2014	December 2013	December 2012
With secured loan (gross amount)	78,913	82,680	87,224
of which: Impaired loans	4,401	5,088	3,163
Total	78,913	82,680	87,224

The loan to value (LTV) ratio of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2014 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,593	22,424	29,060	7,548	5,288	78,913
of which: Impaired loans	199	276	533	843	2,550	4,401

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2013 LTV Breakdown of Secured Loans to Households for the Purchase of a Home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,481	22,558	31,767	8,975	4,899	82,680
of which: Impaired loans	262	339	618	1,011	2,858	5,088

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2012 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,942	22,967	35,722	11,704	1,889	87,224
of which: Impaired loans	312	386	1,089	1,005	371	3,163

Outstanding home mortgage loans as of December 31, 2014, 2013 and 2012 had an average LTV of 47%, 50% and 51% respectively.

As of December 31, 2014, the Group also had a balance of €897 million in non-mortgage loans for the purchase of housing (of which €28 million, respectively, were NPA).

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

	Millions of Euros
	December 2014
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Provisions	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,629	4,901	3,728
Terminated buildings	2,751	1,248	1,503
Homes	1,705	780	925
Other	1,046	468	578
Buildings under construction	830	448	382
Homes	806	433	373
Other	24	15	9
Land	5,048	3,205	1,843
Urbanized land	3,357	2,142	1,215
Rest of land	1,691	1,063	628
Real estate assets from mortgage financing for households for the purchase of a home	3,250	1,452	1,798
Rest of foreclosed real estate assets	1,137	532	605
Equity instruments, investments and financing to non-consolidated companies holding said assets	737	492	245
Total	13,753	7,377	6,376

	Millions of Euros
	December 2013
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Provisions	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	9,173	5,088	4,085
Finished buildings	3,038	1,379	1,659
Homes	2,059	925	1,134
Other	979	454	525
Buildings under construction	845	439	406
Homes	819	423	396
Other	26	16	10
Land	5,290	3,270	2,020
Urbanized land	3,517	2,198	1,319
Rest of land	1,773	1,072	701
Real estate assets from mortgage financing for households for the purchase of a home	2,874	1,164	1,710
Rest of foreclosed real estate assets	918	411	507
Equity instruments, investments and financing to non-consolidated companies holding said assets	730	408	322
Total	13,695	7,071	6,624

	Millions of Euros
	December 2012
Information about assets received in payment of debts (Business in Spain)	Gross Value	Provisions	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,894	4,893	4,001
Terminated buildings	3,021	1,273	1,748
Homes	2,146	877	1,269
Other	875	396	479
Buildings under construction	908	528	380
Homes	881	512	369
Other	27	16	11
Land	4,965	3,092	1,873
Urbanized land	3,247	2,048	1,199
Rest of land	1,718	1,044	674
Real estate assets from mortgage financing for households for the purchase of a home	2,512	1,020	1,492
Rest of foreclosed real estate assets	653	273	380
Equity instruments, investments and financing to non-consolidated companies holding said assets	702	383	319
Total	12,761	6,569	6,192

As of December 31, 2014, 2013 and 2012, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €8,629, €9,173 and €8,894 million, respectively, with an average coverage ratio of 56.8%, 55.4% and 55% respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2014, 2013 and 2012, amounted to €3,250, €2,874 and €2,512 million, respectively, with an average coverage ratio of 44.7%, 40.5% and 40.6% respectively.

As of December 31, 2014, 2013 and 2012, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €13,016, €12,965 and €12,059 million, respectively. The coverage ratio was 52.9%, 51.4% and 51.3% respectively.

7.3.5         Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its operations and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent internally generated information, which can basically be grouped together into scoring and rating models.

Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to originate a loan, what amount should be originated and what strategies can help establish the price, because it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction requested by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity: all that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

There are three types of scoring, based on the information used and on its purpose:

●

Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score.

●

Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

●

Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-grant new transactions.

Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers instead: companies, corporations, SMEs, public authorities, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

The main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach. Moreover, scorings only include objective variables, while ratings add qualitative information. And although both are based on statistical studies, adding a business view, rating tools give more weight to the business criterion compared to scoring tools.

For portfolios where the number of defaults is very low (sovereign risk, corporates, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA master rating scale.

Once the probability of default of a transaction or customer has been calculated, a “business cycle adjustment” is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2014:

External rating	Internal rating	Probability of default (basic points)
Standard&Poor’s List	Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	AAA	1	-	2
AA+	AA+	2	2	3
AA	AA	3	3	4
AA-	AA-	4	4	5
A+	A+	5	5	6
A	A	8	6	9
A-	A-	10	9	11
BBB+	BBB+	14	11	17
BBB	BBB	20	17	24
BBB-	BBB-	31	24	39
BB+	BB+	51	39	67
BB	BB	88	67	116
BB-	BB-	150	116	194
B+	B+	255	194	335
B	B	441	335	581
B-	B-	785	581	1,061
CCC+	CCC+	1,191	1,061	1,336
CCC	CCC	1,500	1,336	1,684
CCC-	CCC-	1,890	1,684	2,121
CC+	CC+	2,381	2,121	2,673
CC	CC	3,000	2,673	3,367
CC-	CC-	3,780	3,367	4,243

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of the main BBVA Group entities as of December 31, 2014, 2013 and 2012:

	December 2014		December 2013
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%		Amount (Millions of Euros)%
AAA/AA+/AA/AA-	30,306	11.49%	23,541	10.34%
A+/A/A-	70,850	26.86%	65,834	28.92%
BBB+	37,515	14.22%	24,875	10.93%
BBB	24,213	9.18%	23,953	10.52%
BBB-	33,129	12.56%	29,692	13.04%
BB+	22,595	8.57%	19,695	8.65%
BB	11,136	4.22%	10,273	4.51%
BB-	6,364	2.41%	6,198	2.72%
B+	7,475	2.83%	6,792	2.98%
B	4,966	1.88%	6,111	2.68%
B-	3,876	1.47%	4,804	2.11%
CCC/CC	11,362	4.31%	5,875	2.58%
Total	263,786	100.00%	227,643	100.00%

These different levels and their probability of default were calculated by using as a reference the rating scales and default rates provided by the external agencies Standard & Poor’s and Moody’s. These calculations establish the levels of probability of default for the BBVA Group’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

7.3.6      Financial assets past due but not impaired

The table below provides details of financial assets past due as of December 31, 2014, 2013 and 2012, but not considered to be impaired, listed by their first past-due date:

	Millions of Euros
Financial Assets Past Due but Not Impaired December 2014	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	-	-	-
Loans and advances to customers	460	176	87
Government	28	1	3
Other sectors	432	175	84
Debt securities	-	-	-
Total	460	176	87

	Millions of Euros
Financial Assets Past Due but Not Impaired 2013	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	-	-	-
Loans and advances to customers	659	46	161
Government	56	3	6
Other sectors	603	43	155
Debt securities
Total	659	46	161

	Millions of Euros
Financial Assets Past Due but Not Impaired 2012	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due

Loans and advances to credit institutions	21	-	-
Loans and advances to customers	1,067	620	310
Government	90	213	6
Other sectors	977	407	304
Debt securities	-	-	-
Total	1,088	620	310

7.3.7      Impaired assets and impairment losses

The table below shows the composition of the impaired financial assets and risks as of December 31, 2014, 2013 and 2012, broken down by heading in the accompanying consolidated balance sheets:

	Millions of Euros
Impaired Risks. Breakdown by Type of Asset and by Sector	2014	2013	2012
Asset Instruments Impaired
Available-for-sale financial assets	91	90	96
Debt securities	91	90	96
Loans and receivables	22,730	25,478	20,001
Loans and advances to credit institutions	23	29	26
Loans and advances to customers	22,703	25,445	19,960
Debt securities	4	4	15
Total Asset Instruments Impaired (1)	22,821	25,568	20,097
Contingent Risks Impaired
Contingent Risks Impaired (2)	413	410	312
Total impaired risks (1) + (2)	23,234	25,978	20,409
Of which:
Government	180	170	165
Credit institutions	44	48	71
Other sectors	22,597	25,350	19,861
Mortgage	15,996	18,327	13,761
With partial secured loans	66	49	48
Rest	6,535	6,974	6,052
Contingent Risks Impaired	413	410	312
Total impaired risks (1) + (2)	23,234	25,978	20,409

All doubtful or impaired risks fall into this category individually, either by default or nonperforming criteria, or for reasons other than its default. The BBVA Group classification as impaired financial assets is as follows:

●	The classification of financial assets impaired due to customer default is objective and individualized to the following criteria:

-

The total amount of financial assets, regardless the counterparty or collateral, which have principal, interest or fees amounts past due for more than 90 days as contractually agreed following objective criteria through aging calculation systems, unless already charged off.

-	Contingent risks where the third party granted with the guarantee becomes impaired.

●

The classification of financial assets impaired by reasons other than customer default is determined individually for all risks whose individual amount is material where there is reasonable doubt about their full repayment on contractually agreed terms as they show objective evidence of impairment adversely affected by the expected cash flows of the financial instrument. Objective evidence of impairment of an asset or group of financial assets includes observable data about the following:

-	Customer’s material financial difficulties.

-	Continuous delay in interest of principal payments.

-	Refinancing of loan conditions by the counterparty.

-	Probable bankruptcy or other reorganization / liquidation.

-	Lack of an active market for a financial asset because of financial difficulties.

-

Observable data indicating a reduction in future cash flows from the initial recognition such as: a. Adverse changes in the payment status of the counterparty (delays in payments, provisions for credit cards to the limit, etc.).

-	National or local economic conditions that are correlated with “defaults” (unemployment, falling property prices, etc.).

The breakdown of impaired loans and advances for default or reasons other than delinquency as of December 31, 2014 and 2013:

	Millions of Euros
December 2014	Impaired	Allowance for impaired portfolio

Balance of impaired loans - Past due	14,288	7,786
Balance of impaired loans - Other than past due	8,533	2,727
TOTAL	22,821	10,513
Of which:
No risk	252	191
Mortgage loans	15,996	6,301
Secured loans, except mortgage	66	30
Other	6,507	3,991

	Millions of Euros
December 2013	Impaired	Allowance for impaired portfolio

Balance of impaired loans - Past due	16,558	8,503
Balance of impaired loans - Other than past due	9,010	2,760
TOTAL	25,568	11,263
Of which:
No risk	235	122
Mortgage loans	18,327	6,688
Secured loans, except mortgage	49	20
Other	6,957	4,433

Provisions related to impaired mortgage loans represent the difference between the fair value of the collateral less cost to sell and the carrying value.

Below are the details of the impaired financial assets as of December 31, 2014, 2013 and 2012, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount December 2014	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	8,650	622	747	9,146	19,165
Rest of Europe	432	29	44	49	554
Mexico	727	112	106	433	1,378
South America	856	125	61	166	1,208
The United States	440	18	8	50	516
Rest of the world	-	-	-	-	-
Total	11,105	906	966	9,844	22,821

			Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount 2013	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total

Spain	9,930	1,873	1,375	8,599	21,777
Rest of Europe	383	25	38	239	685
Mexico	795	148	114	410	1,467
South America	854	68	58	116	1,096
The United States	481	16	8	38	543
Rest of the world	-	-	-	-	-
Total	12,443	2,130	1,593	9,402	25,568

			Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount 2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total

Spain	6,476	1,703	1,534	6,399	16,112
Rest of Europe	380	47	28	168	623
Mexico	941	112	153	289	1,495
South America	837	115	41	116	1,109
The United States	639	26	13	80	758
Rest of the world	-	-	-	-	-
Total	9,273	2,003	1,769	7,052	20,097

Below are the details of the impaired financial assets as of December 31, 2014, 2013 and 2012, classified by type of loan according to its associated collateral, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2014	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	4,552	265	242	1,448	6,507
Mortgage	6,235	641	724	8,396	15,996
Residential mortgage	2,659	337	296	2,218	5,510
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	1,245	138	156	1,437	2,976
Rest of residential mortgage	772	86	112	2,102	3,072
Plots and other real estate assets	1,559	80	160	2,639	4,438
Other partially secured loans	66	-	-	-	66
Others	252	-	-	-	252
Total	11,105	906	966	9,844	22,821

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2013	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total

Unsecured loans	4,689	529	375	1,364	6,957
Mortgage	7,470	1,601	1,218	8,038	18,327
Residential mortgage	3,250	406	432	2,390	6,478
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	1,194	248	163	1,352	2,957
Rest of residential mortgage	938	225	323	2,029	3,515
Plots and other real estate assets	2,088	722	300	2,267	5,377
Other partially secured loans	49	-	-	-	49
Others	235				235
Total	12,443	2,130	1,593	9,402	25,568

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total

Unsecured loans	4,145	539	409	1,195	6,288
Mortgage	5,080	1,464	1,360	5,857	13,761
Residential mortgage	1,570	516	457	1,796	4,339
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	715	251	190	1,111	2,267
Rest of residential mortgage	732	330	318	1,162	2,542
Plots and other real estate assets	2,063	367	395	1,788	4,613
Other partially secured loans	48	-	-	-	48
Others		-	-	-	-
Total	9,273	2,003	1,770	7,052	20,097

The breakdown of impaired loans by sector as of December 31, 2014, 2013 and 2012 is shown below:

	Millions of Euros
	2014			2013			2012
Impaired Loans by Sector	Impaired Loans	Loan Loss Reserve	Impaired Loans as a % of Loans by Type	Impaired Loans	Loan Loss Reserve	Impaired Loans as a % of Loans by Type	Impaired Loans	Loan Loss Reserve	Impaired Loans as a % of Loans by Type
Domestic:
Government	172	(34)	0.74%	158	(11)	0.71%	145	(10)	0.57%
Credit institutions	-	-	-	-	-	-	6	-	-
Other sectors:	18,391	(9,796)	11.98%	20,826	(10,268)	12.60%	15,013	(7,120)	8.25%
Agriculture	136	(76)	11.22%	142	(70)	11.18%	123	(44)	8.65%
Industrial	1,500	(853)	11.20%	1,804	(886)	13.10%	914	(387)	5.56%
Real estate and construction	8,942	(5,579)	44.78%	10,387	(6,084)	41.02%	8,032	(4,660)	26.19%
Commercial and other financial	1,371	(726)	7.50%	1,103	(579)	7.10%	989	(350)	5.74%
Loans to individuals	4,982	(1,675)	5.82%	5,745	(1,660)	6.36%	3,733	(1,171)	3.88%
Other	1,459	(887)	9.66%	1,645	(988)	8.67%	1,222	(508)	6.09%
Total Domestic	18,563	(9,830)	10.25%	20,985	(10,279)	10.89%	15,164	(7,130)	7.20%

Foreign:
Government	8	(1)	0.08%	11	(4)	0.11%	20	(1)	0.21%
Credit institutions	27	(22)	0.12%	33	(26)	2.16%	29	(22)	0.13%
Other sectors:	4,131	(1,823)	2.89%	4,449	(2,290)	3.20%	4,787	(2,242)	3.47%
Agriculture	114	(87)	3.25%	170	(137)	4.59%	178	(92)	5.43%
Industrial	310	(51)	2.13%	288	(159)	1.93%	146	(109)	1.02%
Real estate and construction	304	(176)	1.90%	1,734	(715)	11.44%	1,661	(469)	9.98%
Commercial and other financial	224	(123)	0.62%	269	(166)	0.85%	703	(471)	2.05%
Loans to individuals	2,156	(908)	3.80%	1,202	(646)	2.02%	1,937	(961)	3.50%
Other	1,023	(478)	6.29%	785	(467)	5.54%	162	(140)	1.14%
Total Foreign	4,167	(1,846)	2.36%	4,493	(2,320)	2.69%	4,836	(2,265)	2.85%

General reserve	-	(2,601)		-	(2,396)		-	(4,764)
Total impaired loans	22,730	(14,277)		25,478	(14,995)		20,001	(14,159)

In the table above there are included €1,163 million as of December 31, 2014 of losses incurred but not reported under IAS 39 (€1,336 million as of December 31, 2013).

The changes in the years ended December 31, 2014, 2013 and 2012 in the impaired financial assets and contingent risks are as follows:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	2014	2013	2012
Balance at the beginning	25,978	20,409	15,793
Additions	8,874	17,708	14,318
Decreases	(7,172)	(7,692)	(8,236)
Cash collections and return to performing	(5,962)	(6,078)	(5,937)
Foreclosed assets (1)	(1,210)	(1,614)	(2,299)
Net additions	1,702	10,016	6,081
Amounts written-off	(4,720)	(3,825)	(4,372)
Exchange differences and other (including Unnim)	274	(622)	2,906
Balance at the end	23,234	25,978	20,408

(1)

Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of mortgage foreclosures and real estate assets received in lieu of payment. See Notes 15 and 20 to the consolidated financial statement for additional information.

The changes in the years ended December 31, 2014, 2013 and 2012 in financial assets derecognized from the accompanying consolidated balance sheets as their recovery is considered unlikely (hereinafter “write-offs”) is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	2014	2013	2012
Balance at the beginning	20,752	19,265	15,870
Increase:	4,878	4,450	4,363
Decrease:	(2,204)	(2,319)	(1,753)
Re-financing or restructuring	(3)	(1)	(9)
Cash recovery	(443)	(362)	(337)
Foreclosed assets	(116)	(96)	(133)
Sales of written-off	(1,231)	(1,000)	(283)
Debt forgiveness	(345)	(685)	(541)
Time-barred debt and other causes	(66)	(175)	(450)
Net exchange differences	156	(645)	785
Balance at the end	23,583	20,752	19,265

As indicated in Note 2.2.1, although they have been derecognized from the balance sheet, the BBVA Group continues its efforts to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is time-barred debt, the debt is condoned, or other reasons.

7.3.8       Impairment losses

Below is a breakdown of the provisions recognized on the accompanying consolidated balance sheets to cover estimated impairment losses as of December 31, 2014, 2013 and 2012 in financial assets and contingent risks, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

		Millions of Euros
Impairment Losses and Provisions for Contingent Risks	Notes	2014	2013	2012
Available-for-sale portfolio	12	174	198	339
Loans and receivables	13	14,277	14,995	14,159
Loans and advances to customers	13.2	14,244	14,950	14,115
Loans and advances to credit institutions	13.1	29	40	29
Debt securities	13.3	4	5	15
Impairment losses		14,452	15,192	14,498
Provisions to Contingent Risks and Commitments	23	381	346	322
Total		14,833	15,538	14,821
Of which:
For impaired portfolio		12,034	12,969	9,861
For currently non-impaired portfolio		2,799	2,569	4,959

Below are the changes in the years ended December 31, 2014, 2013 and 2012 in the estimated impairment losses, broken down by the headings in the accompanying consolidated balance sheet:

	Millions of Euros
December 2014	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		198	-	14,995	346	15,539
Increase in impairment losses charged to income		43	-	11,568	77	11,688
Decrease in impairment losses credited to income		(7)	-	(6,821)	(63)	(6,891)
Impairment losses (net)(*)	45-46	36	-	4,747	14	4,797
Entities incorporated in the year		-	-	-	-	-
Transfers to written-off loans		(56)	-	(4,464)	(1)	(4,521)
Exchange differences and other		(3)	-	(999)	21	(981)
Balance at the end		174	-	14,278	381	14,833

(*)	Includes impairment losses on financial assets (Note 46) and the provisions for contingent risks (Note 45).

	Millions of Euros
December 2013	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		339	-	14,159	322	14,820
Increase in impairment losses charged to income		55	-	10,816	85	10,955
Decrease in impairment losses credited to income		(19)	-	(4,878)	(46)	(4,944)
Impairment losses (net)(*)	45-46	36	-	5,938	38	6,011
Entities incorporated/disposed in the year		-	-	(30)	(1)	(31)
Transfers to written-off loans		(164)	-	(3,673)	-	(3,838)
Exchange differences and other		(12)	-	(1,398)	(13)	(1,424)
Balance at the end		198	-	14,995	346	15,538

(*)	Includes impairment losses on financial assets (Note 46) and the provisions for contingent risks (Note 45).

	Millions of Euros
December 2012	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		566	1	9,138	266	9,970
Increase in impairment losses charged to income		71	-	10,419	91	10,581
Decrease in impairment losses credited to income		(30)	-	(2,266)	(36)	(2,331)
Impairment losses (net) (*)	45-46	41	-	8,153	55	8,250
Entities incorporated in the year		1	-	2,066	5	2,073
Transfers to written-off loans		(18)	-	(4,107)	-	(4,125)
Exchange differences and other		(251)	-	(1,092)	(4)	(1,348)
Balance at the end		339	1	14,159	322	14,821

(*)	Includes impairment losses on financial assets (Note 46) and the provisions for contingent risks (Note 45).

7.3.9         Refinancing and restructuring operations

Group policies and principles with respect to refinancing and restructuring operations

Refinancing and restructuring operations (see definition in the Glossary) are carried out with customers who have requested such an operation in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinancing and restructuring operation is to provide the customer with a situation of financial viability over time by adapting repayment of the loan incurred with the Group to the customer’s new situation of fund generation. The use of refinancing and restructuring for other purposes, such as to delay loss recognition, is contrary to BBVA Group policies.

The BBVA Group’s refinancing and restructuring policies are based on the following general principles:

●

Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the industry in which it operates.

●

With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees.

●	This analysis is carried out from the overall customer or group perspective.

●	Refinancing and restructuring operations do not in general increase the amount of the customer’s loan, except for the expenses inherent to the operation itself.

●	The capacity to refinance and restructure loan is not delegated to the branches, but decided on by the risk units.

●	The decisions adopted are reviewed from time to time with the aim of evaluating full compliance with refinancing and restructuring policies.

These general principles are adapted in each case according to the conditions and circumstances of each geographical area in which the Group operates, and to the different types of customers involved.

In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing and restructuring loan is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of customer’s loan. The solution required is adapted to each case and the loan repayment is made easier, in accordance with the following principles:

●

Analysis of the viability of operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.

●	Refinancing and restructuring of operations is only allowed on those loans in which the BBVA Group originally entered into.

●	Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.

In the case of non-retail customers (mainly companies, enterprises and corporates), refinancing/restructuring is authorized according to an economic and financial viability plan based on:

●

Forecasted future income, margins and cash flows over a sufficiently long period (around five years) to allow entities to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).

●	Where appropriate, the existence of a divestment plan for assets and/or business segments that can generate cash to assist the deleveraging process.

●	The capacity of shareholders to contribute capital and/or guarantees that can support the viability of the plan.

In accordance with the Group’s policy, the conclusion of a loan refinancing and restructuring operation does not imply the loan is reclassified from “impaired” or “potential problem” to normal risk; such a reclassification must be based on the analysis mentioned earlier of the viability and sufficiency of the new guarantees provided.

The Group maintains the policy of including risks related to refinanced and restructured loans as either:

●

“Impaired assets”, as although the customer is up to date with payments, they are classified as impaired for reasons other than their default when there are significant doubts that the terms of their refinancing may not be met;.

●	“Potential problem assets”, because there is some material doubt as to possible non-compliance with the refinanced loan; or.

●

“Normal-risk assets” (although as mentioned in the table in the following section, they continue to be classified as “normal-risk assets with special monitoring” until the conditions established for their consideration as outstanding risk are met).

The conditions established for “normal-risk assets with special monitoring” to be reclassified out of this special monitoring category are as follows:

●	The customer must have paid past-due amounts (principal and interest) since the date of the changes of conditions or restructuring of the loan;

●	At least two years must have elapsed since the renegotiation or restructuring of the loan;

●

The customer must have paid at least 20% of the outstanding principal amount of the loan as well as all the past-due amounts (principal and interest) that were outstanding as of the date of the renegotiation or restructuring of the loan; and

●

It is unlikely that the customer will have financial difficulties and, therefore, it is expected that the customer will be able to meet its loan payment obligations (principal and interest) in a timely manner.

The BBVA Group’s refinancing and restructuring policy provides for the possibility of two modifications in a 24 month period for loans that are not in compliance with the payment schedule. As of December 31, 2014, the balance of loans that have received multiple modifications was approximately €5.1 billion (compared with approximately €5 billion as of December 31, 2013) of which, the majority are classified as impaired due to reasons other than customer default and otherwise as impaired due to customer default.

The internal models used to determine allowances for loan losses consider the restructuring and renegotiation of a loan, as well as re-defaults on such a loan, by assigning a lower internal rating to restructured/refinanced loans than the average internal rating assigned to non-restructured and non-refinanced loans. The use of lower internal rating results in an increase in the probability of default (PD) assigned to restructured and refinanced loans (with the resulting PD being higher than the average PD of the non-refinanced loans in the same portfolios).”

Quantitative information on refinancing and restructuring operations:

The breakdown of refinancing and restructuring operations as of December 31, 2014 is as follows:

	BBVA GROUP DECEMBER 2014 BALANCE OF FORBEARANCE (Millions of Euros)

	NORMAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	-	-	28	893	22	25
2 Other legal entities and individual entrepreneurs	5,576	2,137	1,029	419	17,397	2,458
Of which: Financing the construction and property development	905	722	61	13	153	23
3 Other individuals	78,354	3,381	9,913	1,134	81,706	450
4 Total	83,930	5,518	10,970	2,445	99,125	2,934

	POTENTIAL PROBLEM LOANS
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	1	1	-	-	1	1	-
2 Other legal entities and individual entrepreneurs	4,649	1,324	1,171	680	11,831	1,424	660
Of which: Financing the construction and property development	457	459	159	211	105	42	262
3 Other individuals	13,001	1,213	6,662	1,096	22,050	204	145
4 Total	17,651	2,538	7,833	1,776	33,882	1,629	805

	IMPAIRED
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	-	-	1	3	15	3	2
2 Other legal entities and individual entrepreneurs	9,733	4,254	5,387	3,457	16,324	2,519	5,108
Of which: Financing the construction and property development	2,880	2,235	2,537	2,648	1,362	579	3,188
3 Other individuals	28,142	1,823	12,081	2,038	71,016	397	1,201
4 Total	37,875	6,076	17,469	5,497	87,355	2,919	6,310

	TOTAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	1	1	29	896	38	29	2
2 Other legal entities and individual entrepreneurs	19,958	7,715	7,587	4,555	45,552	6,402	5,768
Of which: Financing the construction and property development	4,242	3,417	2,757	2,872	1,620	644	3,450
3 Other individuals	119,497	6,416	28,656	4,268	174,772	1,051	1,345
4 Total	139,456	14,132	36,272	9,719	220,362	7,482	7,115

(a)

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The breakdown of refinancing and restructuring operations as of December 31, 2013 is as follows:

	BBVA GROUP DECEMBER 2013 BALANCE OF FORBEARANCE (Millions of Euros)

	NORMAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	4	466	13	45	29	811
2 Other legal entities and individual entrepreneurs	7,289	2,108	1,121	204	22,531	2,380
Of which: Financing the construction and property development	1,131	635	72	20	306	199
3 Other individuals	60,366	2,587	5,506	643	87,169	414
4 Total	67,659	5,161	6,640	892	109,729	3,605

	POTENTIAL PROBLEM LOANS
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	1	1	-	-	2	25	1
2 Other legal entities and individual entrepreneurs	3,014	1,381	867	468	8,158	1,497	641
Of which: Financing the construction and property development	640	623	131	178	142	123	322
3 Other individuals	31,883	1,987	5,681	837	22,496	231	218
4 Total	34,898	3,369	6,548	1,304	30,656	1,753	860
	IMPAIRED
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	1	1	4	13	13	2	0
2 Other legal entities and individual entrepreneurs	8,446	4,998	4,529	3,066	16,761	2,001	4,821
Of which: Financing the construction and property development	3,264	3,370	2,508	2,441	1,146	580	3,435
3 Other individuals	34,248	2,094	13,111	2,314	59,463	347	1,243
4 Total	42,695	7,093	17,644	5,392	76,237	2,349	6,065

	TOTAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	6	468	17	58	44	838	1
2 Other legal entities and individual entrepreneurs	18,749	8,488	6,517	3,737	47,450	5,878	5,463
Of which: Financing the construction and property development	5,035	4,629	2,711	2,640	1,594	901	3,757
3 Other individuals	126,497	6,667	24,298	3,793	169,128	991	1,462
4 Total	145,252	15,623	30,832	7,588	216,622	7,707	6,925

a)

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or refinanced have been modified based on the criteria set out in paragraph 59 (c) of IAS 39. These loans have not been classified as refinanced or impaired, since they were modified for commercial or competitive reasons (for instance, to improve our relationship with the client) rather than for economic or legal reasons relating to the customer’s financial situation.

The table below provides a roll forward of refinanced loans during 2014:

		Millions of Euros
Refinanced assets Roll forward 2014	Normal	Potential problem	Impaired	TOTAL
	Risk	Risk	Risk	Risk	Coverage
Beginning balance	9,658	6,427	14,834	30,919	6,925
Update of estimations	393	(1,844)	1,451	-	76
Period changes	847	1,359	(1,793)	414	114
Ending balance	10,898	5,943	14,492	31,333	7,115

NPL ratio by type of refinanced loan

The non performing ratio of the refinanced portfolio is defined as the impaired balance of refinanced loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of December 31, 2014, the non performing ratio for each of the portfolios of refinanced loans is as follows:

2014 NPL ratio renegotiated loan portfolio
Government agencies	1%
Commercial	55%
Of which: Construction and developer	79%
Other consumer	36%

50% of the refinanced loans classified as impaired was for reasons other than default (delinquency).

7.4       Market risk

7.4.1    Trading portfolio activities

Market risk originates as a result of movements in the market variables that impact the valuation of traded financial products and assets. The main risks generated can be classified as follows:

●

Interest-rate risk: This arises as a result of exposure to movements in the different interest-rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products (deposits, interest-rate futures, call money swaps, etc.) and traditional interest-rate derivatives (swaps and interest-rate options such as caps, floors, swaptions, etc.), practically all the financial products are exposed to interest-rate movements due to the effect that such movements have on the valuation of the financial discount.

●

Equity risk: This arises as a result of movements in share prices. This risk is generated in spot positions in shares or any derivative products whose underlying asset is a share or an equity index. Dividend risk is a sub-risk of equity risk, arising as an input for any equity option. Its variation may affect the valuation of positions and it is therefore a factor that generates risk on the books.

●

Exchange-rate risk: This is caused by movements in the exchange rates of the different currencies in which a position is held. As in the case of equity risk, this risk is generated in spot currency positions, and in any derivative product whose underlying asset is an exchange rate. In addition, the quanto effect (operations where the underlying asset and the instrument itself are denominated in different currencies) means that in certain transactions in which the underlying asset is not a currency, an exchange-rate risk is generated that has to be measured and monitored.

●

Credit-spread risk: Credit spread is an indicator of an issuer’s credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.

●

Volatility risk: This occurs as a result of changes in the levels of implied price volatility of the different market instruments on which derivatives are traded. This risk, unlike the others, is exclusively a component of trading in derivatives and is defined as a first-order convexity risk that is generated in all possible underlying assets in which there are products with options that require a volatility input for their valuation.

The metrics developed to control and monitor market risk in BBVA Group are aligned with best practices in the market and are implemented consistently across all the local market risk units.

Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group’s Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.

The standard metric used to measure market risk is Value at Risk (VaR), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and commodity prices. In addition, for some positions other risks also need to be considered, such as credit spread risk, basis risk, volatility risk and correlation risk.

Headings on the balance sheet subject to VaR measurement

Most of the headings on the Group’s balance sheet subject to market risk are positions whose main metric for measuring their market risk is VaR. This table shows the accounting lines of the balance sheet in which there is a market risk in trading activity subject to this measurement:

	Millions of Euros
	Main market risk metrics
2014 Headings of the balance sheet under market risk RELATION OF RISK METRICS TO BALANCE SHEET OF GROUP’S CONSOLIDATED POSITION	VaR	Others (*)
Assets subject to market risk
Financial assets held for trading	74,744	825
Available for sale financial assets	99	62,007
Of which:	-	6,373
Hedging derivatives	404	1,890
Liabilities subject to market risk
Financial liabilities held for trading	50,457	2,675
Hedging derivatives	1,085	979

(*)	Includes mainly assets and liabilities managed by COAP.

Although the table shows details the financial positions subject to market risk, it should be noted that the data are for information purposes only and do not reflect how the risk is managed in trading activity, where it is not classified into assets and liabilities.

With respect to the risk measurement models used in BBVA Group, the Bank of Spain has authorized the use of the internal model to determine Bank capital requirements deriving from risk positions on the BBVA S.A. and BBVA Bancomer trading book, which jointly account for around 80% of the Group’s trading-book market risk. For the rest of the geographical areas (South America and United States), Bank capital for the risk positions in the trading book is calculated using the standard model.

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR (Value at Risk), economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units. The global limits are approved annually by the Executive Committee at the proposal of the market risk unit, following presentation to the GRMC and the Board of Directors’ Risk Committee. This limits structure is developed by identifying specific risks by type, trading activity and trading desk. In addition, the market risk unit maintains consistency between the limits. The control structure in place is supplemented by limits on losses and a system of warning signals to anticipate the effects of adverse situations in terms of risk and/or result.

The model used estimates VaR in accordance with the “historical simulation” methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it infers the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years.

VaR figures are estimated following two methodologies:

●

VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks for the purpose of monitoring compliance with risk limits.

●	VaR with smoothing, which gives a greater weight to more recent market information. This metric supplements the previous one.

In the case of South America, a parametric methodology is used to measure risk in terms of VaR.

At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain’s regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:

●

VaR: In regulatory terms, the charge for VaR Stress is added to the charge for VaR and the sum of both (VaR and VaR Stress) is calculated. This quantifies the loss associated with movements in the risk factors inherent in market operations (interest rate, FX, equity, credit, etc.). Both VaR and Stressed VaR are re-scaled by a regulatory multiplication factor, set at 3 and by the square root of 10, to calculate the capital charge.

●

Specific Risk: IRC. Quantification of the risks of default and rating downgrade of the bond and credit derivative positions on the trading book. The specific risk capital IRC is a charge exclusively for those geographical areas with an approved internal model (BBVA S.A. and Bancomer). The capital charge is determined based on the associated losses (at 99.9% over a time horizon of 1 year under the constant risk assumption) resulting from the rating migration and/or default status of the asset’s issuer. Also included is the price risk in sovereign positions for the indicated items.

●

Specific Risk: Securitizations and Correlation Portfolios. Capital charge for securitizations and for the correlation portfolio to include the potential losses associated with the rating level of a given credit structure (rating). Both are calculated using the standardized approach. The perimeter of the correlation portfolios is referred to FTD-type market operations and/or market CDO tranches, and only for positions with an active market and hedging capacity.

Validity tests are performed regularly on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Market risk in 2014

The year 2014 has been characterized by a continued improvement first noted in 2013 in Spain, which has been reflected in a narrowing of the spread between Spanish and German debt, and of the main credit spreads. Toward the end of the year, global markets have been affected by the significant slump in oil prices and increased volatility of exchange rates. In this context, the function of risk control in market activities has a special importance.

The Group’s market risk remains at low levels compared with the aggregates of risks managed by BBVA, particularly in the case of credit risk. This is due to the nature of the business and the Group’s policy of minimal proprietary trading. In 2013, the market risk of BBVA Group’s trading book fell slightly versus the previous year and, in terms of VaR, stood at €25 million at the close of the period.

The average VaR for the year 2014 stood at €24.3 million, similar levels to 2013, with a high for the year on day October 16 at €28 million.

By type of market risk assumed by the Group’s trading portfolio, the main risk factor in the Group continues to be linked to interest rates, accounting for 67% of the total at the end of 2014 (this figure includes the spread risk). This relative weight was higher than the figure at the close of 2013 (55%). Exchange-rate risk accounts for 12%, an increase on the figure 12 months prior (10%), while equity risk and volatility and correlation risk had a weight of 5% and 16%, respectively at the close of 2014 (vs. 8% and 27% at the close of 2013).

As of December 31, 2014, 2013 and 2012 VaR amounted to €25, €22 million and €30 million, respectively. These figures can be broken down as follows:

	Millions of Euros
VaR by Risk Factor	Interest/Spread Risk	Currency Risk	Stock-market Risk	Vega/Correlation Risk	Diversification Effect(*)	Total
December 2014
VaR average in the period						23
VaR max in the period	31	6	4	10	(22)	28
VaR min in the period	24	4	3	11	(23)	20
End of period VaR	30	5	2	7	(20)	25

December 2013
VaR average in the period						23
VaR max in the period	39	4	2	13	(24)	34
VaR min in the period	19	3	2	11	(18)	17
End of period VaR	22	4	3	11	(18)	22

2012
VaR average in the period						22
VaR max in the period	35	2	3	11	(21)	31
VaR min in the period	21	3	1	11	(21)	15
End of period VaR	35	3	3	9	(19)	30

(*)

The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the model

The internal market risk model is validated at least on an annual basis by backtesting in both BBVA S.A. and Bancomer.

The aim of backtesting is to validate the quality and precision of the internal market risk model used by BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group’s results and the risk measurements generated by the internal market risk model. These tests showed that the internal market risk model used by both BBVA, S.A. and Bancomer is adequate and precise.

Two types of backtesting have been carried out in 2014:

-

“Hypothetical” backtesting: the daily VaR is compared with the results obtained, not taking into account the intraday results or the changes in the portfolio positions. This validates the appropriateness of the market risk metrics for the end-of-day position.

-

“Real” backtesting: the daily VaR is compared with the total results, including intraday transactions, but discounting the possible minimum charges or fees involved. This type of backtesting includes the intraday risk in portfolios.

In addition, each of these two types of backtesting was carried out at the level of risk factor or business type, thus making a deeper comparison of the results with respect to risk measurements.

In 2014, Bancomer carried out backtesting of the internal VaR calculation model, comparing the daily results obtained with the estimated risk level estimated by the VaR calculation model. At the end of the year the comparison showed the model was working correctly, within the “green” zone (0-4 exceptions), thus validating the model, as has occurred each year since the internal market risk model was approved for the Group.

Stress test analysis

A number of stress tests are carried out on BBVA Group’s trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as for example the collapse of Lehman Brothers or the “Tequilazo” crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario. Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.

Historical scenarios

The historical benchmark stress scenario for the BBVA Group is Lehman Brothers, whose sudden collapse in September 2008 led to a significant impact on the behavior of financial markets at a global level. The following are the most relevant effects of this historical scenario:

●	Credit shock: reflected mainly in the increase of credit spreads and downgrades in credit ratings.

●	Increased volatility in most of the financial markets (giving rise to a great deal of variation in the prices of different assets (currency, equity, debt).

●	Liquidity shock in the financial systems, reflected by a major movement in interbank curves, particularly in the shortest sections of the euro and dollar curves.

Simulated scenarios

Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on Resampling methodology. This methodology is based on the use of dynamic scenarios are recalculated periodically depending on the main risks held in the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from 1-1-2008 until today), a simulation is performed by resampling of historic observations, generating a loss distribution and profits to analyze most extreme of events in the selected historical window. The advantage of this methodology is that the period of stress is not predetermined, but depends on the portfolio maintained at each time, and making a large number of simulations (10,000 simulations) allows a richer information for the analysis of expected shortfall than what is available in the scenarios included in the calculation of VaR.

The main features of this approach are: a) The generated simulations respect the correlation structure of the data, b) Flexibility in the inclusion of new risk factors and c) allows to introduce a lot of variability in the simulations (desirable to consider extreme events).

7.4.2     Structural risk

Structural interest-rate risk

The structural interest-rate risk (SIRR) is related to the potential impact that variations in market interest rates have on an entity’s net interest income and equity. In order to properly measure SIRR, BBVA takes into account the main sources that generate this risk: repricing risk, yield curve risk, option risk and basis risk, which are analyzed from two complementary points of view: net interest income (short term) and economic value (long term).

BBVA’s structural interest-rate risk management procedure is based on a set of metrics and tools that enable BBVA’s risk profile to be monitored correctly. A wide range of scenarios are measured on a regular basis, including sensitivities to parallel movements in the event of different shocks, changes in slope and curve, as well as delayed movements. Other probabilistic metrics based on statistical scenario-simulating methods are also assessed, such as income at risk (IaR) and economic capital (EC), which are defined as the maximum adverse deviations in net interest income and economic value, respectively, for a given confidence level and time horizon. Impact thresholds are established on these management metrics both in terms of deviations in net interest income and in terms of the impact on economic value. The process is performed separately for each currency to which the Group is exposed, and the diversification effect between currencies and business units is considered after this.

In order to guarantee its effectiveness, the model is subjected to regular internal validation, which includes backtesting. In addition, interest-rate risk measurements are subjected to stress testing in order to reveal balance sheet vulnerabilities under extreme scenarios. This testing includes an analysis of adverse macroeconomic scenarios designed specifically by BBVA Research, together with a wide range of potential scenarios that aim to identify interest-rate environments that are particularly damaging for BBVA. This is done by generating extreme scenarios of a breakthrough in interest rate levels and historical correlations, giving rise to sudden changes in the slopes and even to inverted curves.

The model is necessarily underpinned by an elaborate set of hypotheses that aim to reproduce the behavior of the balance sheet as closely as possible to reality. Especially relevant among these assumptions are those related to the behavior of “accounts with no explicit maturity”, for which stability and remuneration assumptions are established, consistent with an adequate segmentation by type of product and customer, and prepayment estimates (implicit optionality). The hypotheses are adapted regularly to signs of changes in behavior, kept properly documented and reviewed on a regular basis in the internal validation processes.

The impacts on the metrics are assessed both from a point of view of economic value (gone concern) and from the perspective of net interest income, for which a dynamic model (going concern) consistent with the corporate assumptions of earnings forecasts is used.

The table below shows the profile of sensitivities to net interest income and economic value of the main regions in the BBVA Group:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to Interest-Rate Analysis - December 2014	100 Basis- Point Increase	100 Basis- Point Decrease	100 Basis- Point Increase	100 Basis- Point Decrease
Europe	7.19%	(5.63)%	2.40%	(2.98)%
Mexico	1.73%	(1.36)%	(3.50)%	2.85%
USA	7.08%	(5.00)%	(1.85)%	(5.79)%
South America	2.00%	(1.85)%	(2.56)%	2.97%
BBVA Group	3.60%	(2.87)%	0.69%	(2.26)%

(*)	Percentage of “1 year” net interest income forecast for each unit.
(**)	Percentage of net assets for each unit.

In 2014, stagnating growth in advanced economies has led to the continuation of accommodative monetary policies with the aim of stimulating demand and investment, with interest rates in Europe and in the United States remaining at all-time lows. In Latin America, the slowdown in growth and the deterioration in external financial conditions have prompted the central banks to cut monetary policy rates.

BBVA Group’s positioning in terms of its BSMUs as a whole has a positive sensitivity in its net interest income to interest rate hikes, while in terms of economic value the sensitivity is negative to interest rate increases, except for the euro balance sheet. Mature markets, both in Europe and the United States, show greater sensitivity in relative terms of their projected net interest income to a parallel interest-rate shock. However, in 2014 this negative sensitivity to cuts has been confined by the limited downward trend in interest rates. In this interest-rate environment, appropriate management of the balance sheet has maintained BBVA’s exposure at moderate levels, in accordance with the Group’s target risk profile.

Structural exchange-rate risk

In BBVA Group, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account the diversification.

The corporate Balance Sheet Management Unit, through ALCO, designs and executes hedging strategies with the main purpose of controlling the potential negative effect of exchange-rate fluctuations on capital ratios and on the equivalent value in euros of the foreign-currency earnings of the Group’s subsidiaries, considering transactions according to market expectations and their cost.

The risk monitoring metrics included in the system of limits are integrated into management and supplemented with additional assessment indicators. At corporate level they are based on probabilistic metrics that measure the maximum deviation in capital, CET1 ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in currency rates and their correlations.

The suitability of these risk assessment metrics is reviewed on a regular basis through backtesting exercises. The final element of structural exchange-rate risk control is the analysis of scenarios and stress with the aim of identifying in advance possible threats to future compliance with the tolerance levels set, so that any necessary preventive management actions can be taken. The scenarios are based both on historical situations simulated by the risk model and on the risk scenarios provided by BBVA Research.

In 2014, the most notable aspect in the foreign-exchange markets has been the strength of the United States dollar, which has led to the appreciation against the euro of the currencies in which the Group’s exposure is concentrated, in particular the Mexican peso and the Turkish lira. However, this trend has slowed, basically in the last quarter of the year, due to the slump in oil prices, which has affected the currencies of the economies more dependent on this resource, mainly in South America and Mexico. This has led to an upturn in volatility in the foreign-exchange markets. Also worth mentioning is the more unfavorable performance of the Argentinean peso and the Venezuelan bolivar fuerte, affected by the imbalances in both economies. Thus, appropriate management focused on the main exposures has kept the Group’s structural exchange-rate risk at moderate levels in 2014. As a result, the risk mitigation level of the book value of BBVA Group’s holdings in foreign currency remained on average at 42% and hedging of foreign-currency earnings in 2014 stood at 40%.

Structural equity risk

BBVA Group’s exposure to structural equity risk stems basically from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

Structural management of equity portfolios is the responsibility of the Group’s units specializing in this area. Their activity is subject to the corporate risk management policies for equity positions in the equity portfolio. The aim is to ensure that they are handled consistently with BBVA’s business model and appropriately to its risk tolerance level, thus enabling long-term business sustainability.

The Group’s risk management systems also make it possible to anticipate possible negative impacts and take appropriate measures to prevent damage being caused to the Entity. The risk control and limitation mechanisms are focused on the exposure, annual operating performance and economic capital estimated for each portfolio. Economic capital is estimated in accordance with a corporate model based on Monte Carlo simulations, taking into account the statistical performance of asset prices and the diversification existing among the different exposures.

Backtesting is carried out on a regular basis on the risk measurement model used.

The year 2014 has been characterized by strong stock market performance in all the geographical areas. The Spanish stock markets performed particularly well against the European indices, above all the telecommunications sector, where a large part of BBVA’s exposure is concentrated. This performance has boosted the returns on these investments and the levels of capital gains accumulated in the Group’s equity portfolios.

Structural equity risk, measured in terms of economic capital, has remained at moderate levels thanks to active management of positions. This management includes modulating the exposures through positions in derivatives of underlying assets of the same kind in order to limit portfolio sensitivity to potential falls in prices.

Stress tests and analyses of sensitivity to different simulated scenarios are carried out periodically to analyze the risk profile in more depth. They are based on both past crisis situations and forecasts made by BBVA Research. This checks that the risks are limited and that the tolerance levels set by the Group are not at risk.

7.5        Liquidity risk

Management of liquidity and structural finance within the BBVA Group is based on the principle of the financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. This decentralized management avoids possible contagion due to a crisis that could affect only one or various BBVA Group entities, which must cover their liquidity needs independently in the markets where they operate. Liquidity Management Units have been set up for this reason in the geographical areas where the main foreign subsidiaries operate, and also for the parent BBVA S.A.

Thus a core principle of the BBVA Group’s liquidity management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, a liquidity pool is maintained at an individual entity level, both in Banco Bilbao Vizcaya Argentaria, S.A. and in the banking subsidiaries, including BBVA Compass, BBVA Bancomer and the Latin American subsidiaries.

The table below shows the liquidity available by instrument as of December 31, 2014 for the most significant entities:

	Millions of Euros
December 2014	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Others
Cash and balances with central banks	7,967	5,069	1,606	6,337
Assets for credit operations with central banks	44,282	4,273	21,685	7,234
Central governments issues	18,903	1,470	4,105	6,918
Of Which: Spanish government securities	17,607	-	-	-
Other issues	25,379	2,803	1,885	316
Loans	-	-	15,695	-
Other non-eligible liquid assets	6,133	611	285	304
ACCUMULATED AVAILABLE BALANCE	58,382	9,954	23,576	13,875
AVERAGE BALANCE	54,717	11,440	18,615	13,121

(1)	It includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

The Strategy and Finance Division, through Balance Sheet Management Unit, manages BBVA Group’s liquidity and funding. It plans and executes the funding of the long-term structural gap of each Liquidity Management Unit (LMUs) and proposes to ALCO the actions to adopt in this regard in accordance with the policies and limits established by the Standing Committee.

The Bank’s target behavior, in terms of liquidity and funding risk is characterized through the Loan to Stable Customer Deposits (LtSCD) ratio. The aim is to preserve a stable funding structure in the medium term for each of the LMUs making up BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, GRM-Structural Risks identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas.

The second core element in liquidity and funding risk management is to achieve proper diversification of the wholesale funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term wholesale borrowing.

The third element promotes the short-term resilience of the liquidity risk profile, making sure that each LMU has sufficient collateral to address the risk of wholesale markets closing. Basic Capacity is the short-term liquidity risk management and control metric that is defined as the relationship between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

The above metrics are completed with a series of indicators and thresholds that aim to avoid the concentration of wholesale funding by product, counterparty, market and term, as well as to promote diversification by geographical area. In addition, reference thresholds are established on a series of advance indicators that make it possible to anticipate stress situations in the markets and adopt, if necessary, preventive actions.

Stress analyses are also a basic element of the liquidity and funding risk monitoring system, as they help anticipate deviations from the liquidity targets and limits set out in the risk appetite. They also play a key role in the design of the Liquidity Contingency Plan and in defining the specific measures for action for realigning the risk profile. For each of the scenarios, a check is carried out whether the Bank has a sufficient stock of liquid assets to ensure the ability to meet the liquidity commitments/outflows in the different periods analyzed. The analysis considers four scenarios, one core and three crisis-related: systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the bank’s customers; and a mixed scenario, as a combination of the two aforementioned scenarios. Each scenario considers the following factors: liquidity existing on the market, customer behavior and sources of funding, impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the performance of the bank’s asset quality. The results of these stress analyses carried out regularly reveal that BBVA has a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario such as a combination of a systemic crisis and an unexpected internal crisis with a major downgrade in the bank’s rating (by up to three notches).

In 2014, both long and short-term wholesale funding markets continued to be stable thanks to the positive trend in sovereign risk premiums and the setting of negative rates by the ECB for the marginal deposit facility, in an environment marked by greater uncertainty on growth in the Eurozone, which has led to new actions by the ECB. At its meeting on June 5, 2014 the ECB announced non-standard measures aimed at increasing inflation and boosting credit and improving the financial conditions for the European economy as a whole. The first two targeted long-term refinancing operations (TLTRO) auctions were held in September and December 2014. BBVA took €2,600 million at each one. BBVA continues to maintain a good funding structure in the short, medium and long term, diversified by products. Issuances for €8,613 million have been completed over the year and the position vis-à-vis the ECB has been reduced significantly, with early repayment of the total of the long-term refinancing operations (LTRO). In 2014, the improvement in the Bank’s liquidity and funding profile has made it possible to increase the survival period in each of the stress scenarios analyzed.

The situation in the rest of the LMUs outside Europe has also been very positive, as the liquidity position has once again been reinforced in all the geographical areas in which the Group operates. Special mention should be made of the senior debt issue by BBVA Compass, which after seven years away from the markets has placed US$ 1,000 million at 3 and 5 years.

In this context of improved access to the market, BBVA has maintained its objective of strengthening the funding structure of the different Group entities based on growing their self-funding from stable customer funds, while guaranteeing a sufficient buffer of fully available liquid assets, diversifying the various sources of funding available, and optimizing the generation of collateral available for dealing with stress situations in the markets. The liquidity risk exposure has been kept within the risk appetite and the limits approved by the Board of Directors.

7.6        Encumbered Assets

As of December 31, 2014, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets ate broken down as follows:

	Millions of Euros
	Encumbered assets	Unencumbered assets
2014 Assets	Book value	Book value
Assets	130,585	501,357
Equity instruments	3,602	10,706
Debt Securities	54,454	74,433
Other assets	72,530	416,217

These assets are mainly linked to covered bonds. Such assets relate mainly to loans linked to the issue of mortgage bonds, covered bonds or long term securitized bonds (see Note 21.3); to debt securities that are committed in repurchase agreements; collateral pledged and also loans or debt instruments, in order to access to financing transactions with central banks. The encumbered assets caption also includes any type of collateral pledged to derivative transactions.

As of December 31, 2014 collateral pledge mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

	Millions of Euros
2014 Collateral received	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	18,496	4,899
Equity instruments	1	78
Debt securities	18,496	3,873
Other collateral received	-	947
Own debt securities issued other than own covered bonds or ABSs	-	534

As of December 31, 2014, financial liabilities issued were as follows:

	Millions of Euros
2014 Sources of encumbrance	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	136,372	149,082

7.7      Residual maturity

Below is a breakdown by contractual maturity of the balances of certain headings in the accompanying consolidated balance sheets, excluding any valuation adjustments or impairment losses:

	Millions of Euros
Contractual Maturities 2014	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Asset -
Cash and balances with central banks	26,553	1,779	915	616	1,566	-	31,430
Loans and advances to credit institutions	2,308	18,518	756	1,895	1,421	2,076	26,975
Loans and advances to customers	20,974	26,691	17,130	46,278	90,541	149,337	350,950
Debt securities	44	1,610	3,484	10,275	50,691	62,038	128,142
Derivatives (trading and hedging)	592	2,117	2,316	4,229	11,680	25,846	46,780
Total	50,471	50,715	24,601	63,293	155,899	239,297	584,277

Liabilities -
Deposits from central banks	102	13,823	6,848	1,926	5,481	-	28,179
Deposits from credit institutions	4,851	36,038	5,215	6,797	9,242	2,876	65,018
Deposits from customers	165,920	44,136	17,461	51,463	32,669	6,488	318,136
Debt certificates (including bonds)	-	2,026	4,797	5,287	30,723	13,285	56,118
Subordinated liabilities	-	-	2	77	1,382	12,145	13,606
Other financial liabilities	475	5,091	467	207	1,024	24	7,288
Short positions	11,747	-	-	-	-	-	11,747
Liabilities under insurance contracts	-	20	120	906	2,961	6,452	10,460
Derivatives (trading and hedging)	429	2,646	2,551	4,228	12,302	25,228	47,383
Total	183,524	103,780	37,461	70,891	95,784	66,498	557,935

Contingent Risk
Financial guarantees	757	1,289	323	2,401	2,165	744	7,678

	Millions of Euros
Contractual Maturities 2013	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	30,851	2,200	706	734	396	-	34,887
Loans and advances to credit institutions	3,641	11,474	2,637	1,552	2,389	1,098	22,791
Loans and advances to customers	27,428	26,551	19,930	43,295	87,828	131,833	336,865
Debt securities	146	2,991	1,944	14,793	45,846	40,463	106,183
Derivatives (trading and hedging)	-	1,081	1,435	3,589	12,705	21,359	40,169
Total	62,066	44,297	26,652	63,963	149,164	194,753	540,895

Liabilities -
Deposits from central banks	82	13,722	1,350	1,015	14,525	-	30,694
Deposits from credit institutions	3,314	22,796	8,911	5,570	8,897	2,766	52,254
Deposits from customers	140,846	55,418	14,692	44,575	33,080	10,994	299,605
Debt certificates (including bonds)	-	4,039	383	9,901	35,581	12,640	62,544
Subordinated liabilities	-	38	1	993	1,389	7,847	10,268
Other financial liabilities	316	4,253	404	297	367	21	5,658
Short positions	7,528	-	-	-	-	-	7,528
Derivatives (trading and hedging)	-	904	1,448	3,749	12,778	21,032	39,912
Total	152,086	101,170	27,189	66,100	106,617	55,300	508,463

Contingent Risk
Financial guarantees	751	1,455	212	1,561	3,059	432	7,471

	Millions of Euros
Contractual Maturities 2012	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	31,488	2,514	605	364	505	-	35,477
Loans and advances to credit institutions	3,351	14,459	1,479	1,732	3,367	984	25,372
Loans and advances to customers	23,005	33,029	22,157	41,892	92,784	142,352	355,218
Debt securities	198	3,243	4,464	11,156	46,217	40,024	105,301
Derivatives (trading and hedging)	-	1,318	1,361	3,765	15,655	31,444	53,544
Total	58,041	54,563	30,066	58,910	158,529	214,804	574,912

Liabilities -
Deposits from central banks	18	8,095	3,232	-	34,495	350	46,190
Deposits from credit institutions	3,839	29,488	2,136	7,137	8,937	3,909	55,446
Deposits from customers	136,039	45,859	14,758	50,202	26,578	8,251	281,687
Debt certificates (including bonds)	-	6,065	4,115	17,991	38,966	14,787	81,924
Subordinated liabilities	-	50	-	724	3,242	7,090	11,106
Other financial liabilities	4,263	1,813	383	253	844	34	7,590
Short positions	6,580	-	-	-	-	-	6,580
Derivatives (trading and hedging)	-	1,085	1,260	3,804	15,314	30,759	52,222
Total	150,739	92,455	25,884	80,111	128,377	65,179	542,744

7.8      Operational Risk

Operational risk is defined as one that could potentially cause losses due to human errors, inadequate or faulty internal processes, system failures or external events. This definition includes legal risk but excludes strategic and/or business risk and reputational risk.

Operational risk is inherent to all banking activities, products, systems and processes. Its origins are diverse (processes, internal and external fraud, technology, human resources, commercial practices, disasters, suppliers).

Operational risk management framework

Operational risk management in the Group is based on the value-adding drivers generated by the advanced measurement approach (AMA), as follows:

●	Active management of operational risk and its integration into day-to-day decision-making means:

-	Knowledge of the real losses associated with this type of risk.

-	Identification, prioritization and management of real and potential risks.

-	The existence of indicators that enable the Bank to analyze operational risk over time, define warning signals and verify the effectiveness of the controls associated with each risk.

The above helps create a proactive model for making decisions about control and business, and for prioritizing the efforts to mitigate relevant risks in order to reduce the Group’s exposure to extreme events.

●	Improved control environment and strengthened corporate culture.

●	Generation of a positive reputational impact.

Operational Risk Management Principles

Operational risk management in BBVA Group should:

●	Be aligned with the risk appetite statement set out by the Board of Directors of BBVA.

●

Anticipate the potential operational risks to which the Group would be exposed as a result of new or modified products, activities, processes, systems or outsourcing decisions, and establish procedures to enable their evaluation and reasonable mitigation prior to their implementation.

●

Establish methodologies and procedures to enable a regular reassessment of the relevant operational risks to which the Group is exposed in order to adopt appropriate mitigation measures in each case, once the identified risk and the cost of mitigation (cost/benefit analysis) have been considered, while preserving the Group’s solvency at all times.

●

Identify the causes of the operational losses sustained by the Group and establish measures to reduce them. Procedures must therefore be in place to enable the capture and analysis of the operational events that cause those losses.

●

Analyze the events that have caused operational risk losses in other institutions in the financial sector and promote, where appropriate, the implementation of the measures needed to prevent them from occurring in the Group.

●

Identify, analyze and quantify events with a low probability of occurrence and high impact in order to ensure their mitigation. Due to their exceptional nature, it is possible that such events may not be included in the loss database or, if they are, they have impacts that are not representative.

●	Have an effective system of governance in place, where the functions and responsibilities of the areas and bodies involved in operational risk management are clearly defined.

These principles reflect BBVA Group’s vision of operational risk, on the basis that the resulting events have an ultimate cause that should always be identified, and that the impact of the events is reduced significantly by controlling that cause.

Irrespective of the adoption of all the possible measures and controls for preventing or reducing both the frequency and severity of operational risk events, BBVA ensures at all times that sufficient capital is available to cover any expected or unexpected losses that may occur.

Three lines of defense

Operational risk management in BBVA is designed and coordinated by the Corporate Operational Risk Management (CORM) unit, belonging to GRM, and by the Operational Risk Management (ORM) units, located in the Risks departments of the different countries and business for support areas (Country ORM). The business or support areas, in turn, have operational risk managers (Business ORM) who report to the Country ORM and are responsible for implementing the model in the day-to-day activities of the areas. This gives the Group a view of risks at the process level, where risks are identified and prioritized and mitigation decisions are made. By aggregation, this system provides an overall view at a variety of levels.

8.     Fair value

8.1     Fair value of financial instrument

The fair value of financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is therefore a market-based measurement and not specific to each entity.

All financial instruments, both assets and liabilities are initially recognized at fair value, which at that point is equivalent to the transaction price, unless there is evidence to the contrary in an active market. Subsequently, depending on the type of financial instrument, it may continue to be recognized at fair value through adjustments in the profit and loss or equity.

When possible, the fair value is determined as the market price of a financial instrument. However, for many of the financial assets and liabilities of the Group, especially in the case of derivatives, there is no market price available, so its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates of fair value derived from the use such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.

The process for determining the fair value established in the entity to ensure that trading portfolio assets are properly valued, BBVA has established, at a geographic level, a structure of New Product Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. The members of these Committees, responsible for valuation, are independent from the business (see Note 7).

These areas are required to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure these financial assets and liabilities, in accordance with the rules established by the Global Valuation Area and using models that have been validated and approved by the Department of Methodologies that reports to Global Risk Management.

Additionally, for financial assets and liabilities that show significant uncertainty in inputs or model parameters used for assessment, criteria is established to measure said uncertainty and activity limits are set based on these.

Finally, these measurements are compared, as much as possible, against other sources such as the measurements obtained by the business teams or those obtained by other market participants.

The process for determining the fair value required the classification of the financial assets and liabilities according to the measurement processes used set forth below:

●

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and referred to active markets - according to the Group policies. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

●	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

●

Level 3: Measurement using techniques where some of the material inputs are not taken from market observable data. As of December 31, 2014, the affected instruments accounted for approximately 0.10% of financial assets and 0.02% of the Group’s financial liabilities registered at fair value. Model selection and validation is undertaken by control areas outside the market units.

Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying consolidated balance sheets and their respective fair values.

	Millions of Euros
		2014		2013		2012
Fair Value and Carrying Amount	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS-
Cash and balances with central banks	9	31,430	31,430	34,903	34,903	35,494	35,494
Financial assets held for trading	10	83,258	83,258	72,112	72,112	79,829	79,829
Other financial assets designated at fair value through profit or loss	11	2,761	2,761	2,413	2,413	2,530	2,530
Available-for-sale financial assets	12	94,875	94,875	77,774	77,774	67,500	67,500
Loans and receivables	13	372,375	373,397	350,945	364,120	371,347	391,594

Fair value changes of the hedges items in portfolio hedges of interest	14	121	121	98	98	226	226
Hedging derivatives	14	2,551	2,551	2,530	2,530	4,894	4,894
LIABILITIES-
Financial assets held for trading	10	56,798	56,798	45,648	45,648	55,834	55,834
Other financial liabilities designated at fair value through profit or loss	11	2,724	2,724	2,467	2,467	2,216	2,216
Financial liabilities at amortized cost	21	491,899	486,904	464,141	466,240	490,807	488,163
Fair value changes of the hedged items in portfolio hedges of interest	14	-		-	-	-	-
Hedging derivatives	14	2,331	2,331	1,792	1,792	2,968	2,968

Not all financial assets and liabilities are recorded at fair value, so below we provide the information on financial instruments at fair value and subsequently the information of those recorded at cost (including their fair value), although this value is not used when accounting for these instruments.

8.1.1	Fair value of financial instrument recognized at fair value

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

		Millions of Euros
		2014			2013			2012
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	39,603	43,459	195	34,394	37,428	290	30,890	48,530	412
Loans and advances to customers		-	128	-	-	107	-	244	-	-
Debt securities		33,150	691	43	28,573	852	176	27,007	718	295
Equity instruments		4,923	17	77	4,596	111	58	2,705	140	70
Trading derivatives		1,530	42,623	76	1,225	36,358	56	934	47,672	47
Other financial assets designated at fair value through profit or loss	11	2,690	71	-	2,352	61	-	2,468	62	-
Loans and advances to credit institutions		-	-	-	-	-	-	-	-	-
Debt securities		666	71	-	603	61	-	691	62	-
Equity instruments		2,024	-	-	1,749	-	-	1,777	-	-
Available-for-sale financial assets	12	76,693	17,236	406	57,960	18,710	591	47,692	18,545	753
Debt securities		70,225	16,987	396	52,729	18,515	566	44,496	18,353	699
Equity instruments		6,468	249	10	5,231	195	25	3,196	192	54
Hedging derivatives	14	59	2,491	-	52	2,478	-	111	4,783	-
LIABILITIES-
Financial liabilities held for trading	10	13,627	43,135	36	8,459	37,172	17	7,371	48,425	38
Trading derivatives		1,880	43,135	36	931	37,172	17	791	48,425	38
Short positions		11,747	-	-	7,528	-	-	6,580	-	-
Other financial liabilities designated at fair value through profit or loss	11	-	2,724	-	-	2,467	-	-	2,216	-
Hedging derivatives	14	-	2,270	62	-	1,757	35	-	2,951	17

The heading “Available-for-sale financial assets” in the accompanying consolidated balance sheets as of December 31, 2014, 2013 and 2012 additionally includes €540, €516 and €510 million for equity instruments respectively, accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2014:

Financial Instruments Level 2	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Loans and advances to customers

Present – value Method

(Discounted future cash flows)

Present-value method

(Discounted future cash flows)

Active price in inactive market

Comparable pricing

(Observable price in a similar market)

Comparable pricing

(Observable price in a similar market)

Present-value method

(Discounted future cash flows)

- Prepayment rates

- Issuer credit risk

- Current market interest rates

- Prepayment rates

- Issuer credit risk

- Current market interest rates

- Brokers/dealers quotes

- External contributing prices

- Market benchmarks

- Brokers quotes

- Market operations

- NAVs published

- Prepayment rates

- Issuer credit risk

- Current market interest rates

Available-for-sale financial assets	128
Debt securities
Trading portfolio	691
Other financial assets at fair value through profit and loss	71
Available-for-sale financial assets	16,987
Equity Instruments
Trading portfolio	17
Available-for-sale financial assets	249
	-
Other financial liabilities
Other financial liabilities designated at fair value through profit or loss	2,724

Derivatives		• Commodities: Discounted cash flows and moment adjustment	- Exchange rates
Trading derivatives

• Credit products: Default model and Gaussian copula

• Exchange rate products: Discounted cash flows, Black, Local Vol and Moment adjustment

• Fixed income products: Discounted cash flows

• Equity instruments: Local-Vol, Black, Moment adjustment and Discounted cash flows

• Interest rate products:

     - Interest rate swaps, Call money Swaps y FRA: Discounted cash flows

- Market quoted future prices

- Market interest rates

- Underlying assests prices: shares, funds, commodities

- Market observable volatilities

- Issuer credit spread levels

- Quoted dividends

- Market listed correlations

Trading asset portfolio	42,623
Trading liability portfolio	43,135
Hedging derivatives
Assets	2,491
Liability	2,270

Financial Instruments Level 3	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Debt securities		Present-value method (Discounted future cash flows) Comparable Pricing (Comparison with prices of similar instruments)	- Credit spread - Recovery rates - Interest rates
Trading portfolio	43
Available-for-sale financial assets	396
Equity Instruments		Net Asset Value Comparable Pricing (Comparison with prices of similar instruments)	- Prices of similar instruments or market benchmark - NAV provided by the administrator of the fund - Prices of similar instruments or market benchmark
Trading portfolio	77
Available-for-sale financial assets	10

Derivatives
Trading derivatives		Credit Option: Gaussian Copula Equity OTC Options: Heston Interest rate options: Libor Market Model	- Correlation default - Credit spread - Recovery rates - Volatility of volatility - Interest rate yields - Dividends - Beta - Correlation rate/credit - Credit default volatility
Trading asset portfolio	76
Trading liability portfolio	36
Hedging derivatives
Liability	62

Quantitative information of non-observable inputs used to calculate Level 3 valuations is presented below:

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Max	Average	Units
Debt Securities	Net Present Value	Credit Spread	16.00	1052.00	190.90	b.p.
		Recovery Rate	0.50	40.00	39.55%
	Comparable pricing	Price	0.50	22.50	5.32%
Equity instruments	Net Asset Value	Net Asset Value	-	-	-	-
	Comparable pricing	Price	-	-	-	-
Credit Option	Gaussian Copula	Correlation Default	35.01	91.52	61.37%
Equity OTC Option	Heston	Volatility of Volatility	25.00	97.11	66.43	Vegas
Interest Rate Option	Libor Market Model	Beta	0.25	18.00	9.00%
		Correlation Rate/Credit	(100.00)	100.00	(**)%
		Credit Default Volatility	0.00	0.00	0.00	Vegas

(*)	Range is not provided as it would be too wide to take into account the diverse nature of the different positions.

(**)	Depending on the sensitivity of the worst scenario transaction by transaction.

The techniques used for the assessment of the main instruments classified in Level 3, and its main unobservable inputs, are described below:

●

The net present value: This model uses the future cash flows of each instrument, which are established in the different contracts, and discounted to their present value. This model often includes many observable market parameters, but may also include unobservable market parameters directly, as described below.

-

Credit Spread: represents the difference in yield of an instrument and the reference rate, reflecting the additional return that a market participant would require to take the credit risk of that instrument. Therefore, the credit spread of an instrument is part of the discount rate used to calculate the present value of future cash flows.

-	Recovery rate: defines how the percentage of principal and interest recovered from a debt instrument that has defaulted.

●

Comparable prices: prices of comparable instruments and benchmarks are used to calculate its yield from the entry price or current rating making further adjustments to account for differences that may exist between valued asset and it is taken reference. It can also be assumed that the price of an instrument is equivalent to the other.

●	Net asset value: represents the total value of the financial assets and liabilities of a fund and is published by the fund manager thereof.

●

Gaussian copula: dependent on credit instruments of various references, the joint density function to integrate to value is constructed by a Gaussian copula that relates the marginal densities by a normal distribution, usually extracted from the correlation matrix of events approaching default by CDS issuers.

●

Heston: the model, typically applied to equity options assumes stochastic behavior of volatility. According to which, the volatility follows a process that reverts to a long-term level and is correlated with the underlying instrument. As opposed to local volatility models, in which the volatility evolves deterministically, the Heston model is more flexible, allowing it to be similar to that observed in the short term today.

●

Libor market model: This model assumes that the dynamics of the interest rate curve can be modeled based on the set of forwards that compose the process. The correlation matrix is parameterized on the assumption that the correlation between any two forwards decreases at a constant rate, beta, to the extent of the difference in their respective due dates. The multifactorial frame of this model makes it ideal for the valuation of instruments sensitive to the slope or curve.

Adjustments to the valuation for risk of default

The credit valuation adjustments (“CVA”) and debit valuation adjustments (“DVA”) are a part of derivative valuations, both financial assets and liabilities, to reflect the impact in the fair value of the credit risk of the counterparty and its own, respectively.

These adjustments are calculated by estimating Exposure At Default, Probability of Default and Loss Given Default, for all derivative products on any instrument at the legal entity level (all counterparties under a same ISDA / CMOF) in which BBVA has exposure.

As a general rule, the calculation of CVA is done through simulations of market and credit variables to calculate the expected positive exposure, given the Exposure at Default and multiplying the result by the Loss Given Default of the counterparty. Consequently, the DVA is calculated as the result of the expected negative exposure given the Exposure at Default and multiplying the result by the Loss Given Default of the counterparty. Both calculations are performed throughout the entire period of potential exposure.

The information needed to calculate the exposure at default and the loss given default come from the credit markets (Credit Default Swaps or iTraxx Indexes), save for cases where an internal rating is available. For those cases where the information is not available, BBVA implements a mapping process based on the sector, rating and geography to assign probabilities of both probability of default and loss given default, calibrated directly to market or with an adjustment market factor for the probability of default and the historical expected loss.

The impact recorded under “Net gains (losses) on financial asset and liabilities” in the consolidated income statement for the year ended December 31, 2014 corresponding to the credit risk assessment of the asset derivative positions as “Credit Valuation Adjustment” (CVA) and liabilities derivative position as “Debit Valuation Adjustment” (DVA), was not material.

Financial assets and liabilities classified as Level 3

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
	2014		2013		2012
Financial Assets Level 3 Changes in the Period	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	881	52	1,165	55	1,764	23
Valuation adjustments recognized in the income statement (*)	39	46	7	15	51	2
Valuation adjustments not recognized in the income statement	(43)	1	-	-	(3)	-
Acquisitions, disposals and liquidations (**)	(153)	(6)	(374)	(18)	(279)	29
Net transfers to Level 3	5	-	180	-	(134)	-
Exchange differences and others	(130)	5	(95)	(1)	(233)	1
Balance at the end	601	98	881	52	1,165	55

(*)

Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held at the end of the reporting period. Valuation adjustments are recorded under the heading “Net gains (losses) on financial assets and liabilities (net)”.

(**)	Of which, in 2014, the assets rollforward is comprised of €29 million of acquisitions, €129 million of disposals and €53 million of liquidations and liabilities of €6 million.

As of December 31, 2014, the profit/loss on sales of financial instruments classified as level 3 recognized in the accompanying income statement was not material.

Transfers between levels

The Global Valuation Area, in collaboration with the Technology and Methodology Area, has established the rules for a proper trading portfolio asset classification according to the fair value hierarchy defined by IFRS.

On a monthly basis, any new assets added to the portfolio are classified, according to this criterion, by the accounting subsidiary. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

The financial instruments transferred between the different levels of measurement in 2014 are at the following amounts in the accompanying consolidated balance sheets as of December 31, 2014:

		Millions of Euros
	From	Level 1		Level 2		Level 3
Transfer Between Levels	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		9	-	44	3	-	-
Available-for-sale financial assets		60	2	182		-	-
Total		69	2	226	3	-	-
LIABILITIES-
Financial assets held for trading		-	-	4	-	-	-
Total		-	-	4	-	-	-

The amount of financial instruments that were transferred between levels of valuation for 2014 is not material relative to the total portfolios, basically corresponding to the above revisions of the classification between levels because these assets had modified some of its features. Specifically:

-

Transfers of Levels 1 and 2 to Level 3 €5 million: Due to certain debt instruments ceasing to have an observable prices in active markets or that the fundamental parameters used in their assessment had become unobservable in the market, which has led to transfers of Level 1 to Level 3 in an amount of €2 million because certain equity instruments ceased to be observable quotes and prices (for example, bankruptcy or liquidation), so they have gone from Level 1 to Level 3 in an amount of €3 million.

-

Transfers between Levels 1 and 2 for a net €171 million: Mainly due to the reclassification from €226 million of debt instruments that had had any observable trading on the market and have been transferred from Level 2 to Level 1.

Sensitivity Analysis

Sensitivity analysis is performed on financial instruments with significant unobservable inputs (financial instruments included in level 3), in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out on a monthly basis, based on the criteria defined by the Global Valuation Area taking into account the nature of the methods used for the assessment and the reliability and availability of inputs and proxies used. In order to establish, with a sufficient degree of certainty, the valuating risk that is incurred in such assets without applying diversification criteria between them.

As of December 31, 2014, the effect on the consolidated income and consolidated equity of changing the main hypotheses used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest (most favorable hypotheses) or lowest (least favorable hypotheses) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypothesis	Least Favorable Hypothesis	Most Favorable Hypothesis	Least Favorable Hypothesis
ASSETS
Financial assets held for trading	16	(19)
Available-for-sale financial assets			11	(11)
LIABILITIES-
Financial liabilities held for trading	1	(1)
Total	17	(19)	11	(11)

8.1.2      Fair value of financial instruments carried at cost

The valuation methods used to calculate the fair value of financial assets and liabilities carried at cost are presented below:

●	The fair value of “Cash and balances with central banks” approximates their book value, as it is mainly short-term balances.

●

The fair value of the “Loans and advances to customers” and “financial liabilities at amortized cost” was estimated using the method of discounted expected future cash flows using market interest rates at the end of each year. Additionally, factors such as prepayment rates and correlations of default are taken into account.

The following table presents key financial instruments carried at amortized cost in the accompanying consolidated balance sheets, broken down according to the method of valuation used to estimate their fair value:

		Millions of Euros
		2014			2013			2012
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Cash and balances with central banks	9	31,430	-	-	34,903	-	-	35,494	-	-
Loans and receivables	13	-	3,046	370,352		1,351	362,769	-	-	391,594

LIABILITIES-
Financial liabilities at amortized cost	21	-	-	486,904	-	-	466,240	-	-	488,163

The main valuation techniques, hypotheses and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those at December 31, 2014:

Financial Instruments Level 2	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Loans and receivables		Present-value method	- Credit spread
Debt securities	3,046	(Discounted future cash flows)	- Interest rates

Financial Instruments Level 3	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Loans and receivables
Loans and advances to credit institutions	26,404	Present-value method	- Credit spread - Prepayment rates
Loans and advances to customers	340,299	(Discounted future cash flows)	- Market interest rates
Debt securities	3,648

Financial liabilities at amortized cost
Deposits from central banks	28,195		- Credit spread
Deposits from credit institutions	57,766	Present-value method	- Prepayment rates
Customer deposits	318,125	(Discounted future cash flows)	- Market interest rates
Debt certificates	60,698
Subordinated liabilities	15,167
Other financial liabilities	6,952

Financial instruments at cost

As of December 31, 2014, 2013 and 2012, there were equity instruments and certain discretionary profit-sharing arrangements in some entities which were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they were not traded in organized markets and, thus, their unobservable inputs are significant. On the above dates, the balances of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €540, €516 million and €510 million, respectively.

The table below outlines the financial assets and liabilities carried at cost that were sold in the years ended December 31, 2014, 2013 and 2012:

	Millions of Euros
Sales of Financial Instruments at Cost	2014	2013	2012
Amount of Sale	71	76	29
Carrying Amount at Sale Date	21	62	5
Gains/Losses	50	13	24

8.2   Assets measured at fair value on a nonrecurring basis

As indicated in Note 2.2.4, non-current assets held for sale are measured at the lower of their fair value less costs to sell and its carrying amount. As of December 31, 2014 virtually all non-current assets held for sale from foreclosures or recoveries match their fair value (see Note 15). These assets are valued as explained below and make up our assets measured at fair value on a nonrecurring basis.

Valuation standards

The overall rating of the portfolio of assets has been carried out using a statistical methodology based on real estate and local macroeconomic variables.

The individualized assessment of properties selected as sample has been carried out according to the “Appraisal and Valuation Standards” published by the Royal lnstitution of Chartered Surveyors (RICS) and the International Valuation Standards published by the lnternational Standard Valuation Committee (IVSC) complying with the requirements of IFRS in connection with estimating the fair value of tangible assets.

The details of each property which has been based each of the assessments are specified in the data sheet valuation of each asset.

Valuation Methodology

Overall valuation of real estate assets portfolio

The overall valuation of the portfolio of real estate assets at December 31, 2014 was performed from the latest appraisal values available. This value was corrected based on the following:

-

Analysis of the property sales performed during the year and comparison of the value to sell these properties to the appraisal values obtained most recently. From this analysis derived a conclusion by type of property and location.

-

Individual valuation of a material sample of the entire portfolio considering type of properties. The results obtained from these valuations have been compared with the adjusted values of the above analysis, obtaining a second conclusion by type and location.

Individual valuation of real estate assets sample

The basic methods used in the valuation were as follows:

-

Comparative Market Method: the property under study is compared with others of similar characteristics which have been recently sold or are for sale on the market, making a comparative analysis, making adjustments due to factors that can cause differences, such as location, size, dimensions, shape, topography, access, urban classification, type of construction, age, storage, distribution, function, or design.

-

Dynamic Residual Method: this is considered the most accurate method to conduct an appraisal of the poorly developed or undeveloped land, where there is minimal planning (use and a gross floor area) or a more defined development planning, since in these cases the market is often not very transparent. It starts from the consideration that the development and sale of finished real estate product is conceived from the beginning as a business project, as such it involves a risk, taking place in a time frame in which an initial capital investment occurs generating income and expenses. As such business project, the goal is to maximize profits and therefore the principle of highest and best use.

-

Yield Method (DCF): the value of assets is determined by the profits that they could generate in the future (projections) discounted at an appropriate rate of discount. This is an overall assessment, reflecting the economic potential and profitability

To calculate the value, once the market conditions have been analyzed, the following factors are taken into consideration:

-	Size, location, and type of property.

-

Current condition of the property market, sales price trends and rental competition in the real estate market or industry risk, adjusted based on the statistical information of local real estate and macroeconomic variables.

-

The fullest and best use of the asset, which must be legally allowed, physically possible, economically viable, and provide the maximum possible value, supported in economic terms. Analysis of the fullest and best use contemplates its current condition, whether free and available, based on the mentioned appraisals.

-

Market Value of the property, considering this as vacant and available for use, analyzing factors such as location, size, physical characteristics, similar transactions and value adjustments proposed by the current economic conditions.

Valuation criteria

Real estate properties have been appraised individually considering a hypothetical stand-alone sale and not as part of a real estate portfolio type of sale.

The portfolio of assets held for sale by type of asset as of December 31, 2014 is provided below by hierarchy of fair value measurements:

	Millions of Euros
	2014
Fair Value by Levels	Level 1	Level 2	Level 3	Total
Housing	-	2,045	9	2,054
Offices, warehouses and other	-	399	8	407
Land	-	88	150	237
TOTAL	-	2,531	167	2,698

Since the amount classified in Level 3 (€167 million) is not significant compared to the total consolidated assets and that the inputs used in the valuation are very diverse depending on the type and geographic location, they have not been disclosed.

9.    Cash and balances with central banks

The breakdown of the balance under the headings “Cash and balances with central banks” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Cash and Balances with Central Banks	Notes	2014	2013	2012
Cash		6,247	5,533	5,155
Balances at the Central Banks		24,974	29,234	29,845
Reverse repurchase agreements	34	209	120	476
Accrued interests		-	16	17
Total		31,430	34,903	35,494

During the 2014, the changes in this item are mainly due to the decrease in deposits with ECB and to the depreciation in Venezuela pesos.

		Millions of Euros
Deposits from Central Banks	Notes	2014	2013	2012
Deposits from Central Banks		19,405	25,059	40,576
Repurchase agreements	34	8,774	5,636	5,614
Accrued interest until expiration		14	198	285
Total	21	28,193	30,893	46,475

During the year ended December 31, 2014, the variation of the heading “Financial liabilities at amortized cost – Deposits at central Banks” is due mainly to a decrease in deposits at the European Central Bank.

10.    Financial assets and liabilities held for trading

10.1 Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	2014	2013	2012
ASSETS-
Loans and advances to customers	128	106	244
Debt securities	33,883	29,602	28,020
Equity instruments	5,017	4,766	2,915
Trading derivatives	44,229	37,638	48,650
Total	83,258	72,112	79,829
LIABILITIES-
Trading derivatives	45,052	38,119	49,254
Short positions	11,747	7,529	6,580
Total	56,798	45,648	55,834

10.2        Debt securities

The breakdown by type of instrument of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Securities Held-for-Trading Breakdown by type of instrument	2014	2013	2012
Issued by Central Banks	193	291	334
Spanish government bonds	6,332	5,251	4,968
Foreign government bonds	21,688	19,154	18,068
Issued by Spanish financial institutions	879	596	456
Issued by foreign financial institutions	2,169	2,138	2,089
Other debt securities	2,623	2,172	2,106
Total	33,883	29,602	28,020

10.3      Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Equity Instruments Held-for-Trading Breakdown by Issuer	2014	2013	2012
Shares of Spanish companies
Credit institutions	865	497	162
Other sectors	1,677	2,255	1,108
Subtotal	2,541	2,752	1,270
Shares of foreign companies
Credit institutions	107	80	75
Other sectors	2,368	1,934	1,570
Subtotal	2,476	2,015	1,645
Total	5,017	4,766	2,915

10.4        Trading derivatives

The trading derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market certain products amongst the Group’s customers. As of December 31, 2014, 2013 and 2012, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties which are mainly foreign credit institutions, and related to foreign-exchange, interest-rate and equity risk. Below is a breakdown of the net positions by transaction type of the fair value of trading derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types
	Millions of Euros
Outstanding Financial Trading Derivatives 2014	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	2	-	1	-	-	-	-	3
Options	1	(2)	315	-	(15)	-	1	300
Other products	(3)	(156)	-	-	(6)	-	-	(164)
Subtotal	-	(158)	316	-	(21)	-	1	139
OTC markets
Credit institutions
Forward transactions	(118)	(118)	24	-	-	-	-	(212)
Future rate agreements (FRAs)	-	(469)	-	-	-	-	-	(469)
Swaps	96	(663)	(961)	-	1	(44)	-	(1,571)
Options	(5)	(233)	(342)	-	1	-	-	(580)
Other products	(771)	-	-	-	-	-	-	(771)
Subtotal	(798)	(1,483)	(1,279)	-	2	(44)	-	(3,602)
Other financial institutions
Forward transactions	(6)	(62)	(8)	-	-	-	-	(75)
Future rate agreements (FRAs)	-	(248)	-	-	-	-	-	(248)
Swaps	117	(641)	(166)	-	-	254	-	(436)
Options	(36)	(52)	(460)	-	6	(166)	-	(708)
Other products	403	-	-	-	-	-	-	403
Subtotal	478	(1,003)	(634)	-	6	88	-	(1,064)
Other sectors
Forward transactions	(13)	171	47	-	-	-	-	204
Future rate agreements (FRAs)	-	682	-	-	-	-	-	682
Swaps	185	2,635	-	-	-	-	-	2,820
Options	(87)	48	157	-	4	-	-	121
Other products	(122)	-	-	-	-	-	-	(122)
Subtotal	(37)	3,536	204	-	4	-	-	3,705
Subtotal	(357)	1,050	(1,709)	-	12	44	-	(961)
Total	(357)	892	(1,393)	-	(9)	44	1	(823)
Of which:
Asset Trading Derivatives	11,409	29,504	2,752	-	14	548	1	44,229
Liability Trading Derivatives	(11,766)	(28,613)	(4,145)	-	(23)	(504)	(1)	(45,052)

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types
	Millions of Euros
Outstanding Financial Trading Derivatives 2013	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	-	-	1	-	-	-	-	1
Options	1	-	72	-	-	-	1	74
Other products	-	-	-	-	-	-	-	-
Subtotal	1	-	73	-	-	-	1	75
OTC markets
Credit institutions
Forward transactions	(554)	40	-	-	-	-	-	(514)
Future rate agreements (FRAs)	-	(63)	-	-	-	-	-	(63)
Swaps	83	(1,394)	9	-	5	-	-	(1,297)
Options	179	(100)	(457)	(1)	(2)	-	-	(381)
Other products	-	(10)	-	-	-	(45)	-	(55)
Subtotal	(292)	(1,527)	(448)	(1)	3	(45)	-	(2,310)
Other financial institutions
Forward transactions	(137)	-	-	-	-	-	1	(136)
Future rate agreements (FRAs)	-	(10)	-	-	-	-	-	(10)
Swaps	-	25	12	-	-	-	-	37
Options	29	(108)	(320)	-	-	-	-	(399)
Other products	-	-	-	-	-	39	-	39
Subtotal	(108)	(93)	(308)	-	-	39	1	(469)
Other sectors
Forward transactions	176	-	-	-	-	-	-	176
Future rate agreements (FRAs)	-	136	-	-	-	-	-	136
Swaps	48	1,357	28	-	3	-	-	1,436
Options	(24)	(7)	449	(2)	(3)	-	-	413
Other products	3	57	-	-	-	-	-	60
Subtotal	203	1,543	477	(2)	-	-	-	2,221
Subtotal	(197)	(77)	(279)	(3)	3	(6)	1	(556)
Total	(196)	(77)	(206)	(3)	3	(6)	2	(481)
Of which:
Asset Trading Derivatives	6,389	27,719	3,073	1	20	430	6	37,638
Liability Trading Derivatives	(6,585)	(27,797)	(3,279)	(4)	(15)	(436)	(3)	(38,119)

	Millions of Euros
Outstanding Financial Trading Derivatives 2012	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	-	-	1	-	-	-	-	1
Options	(4)	-	(111)	1	2	-	-	(112)
Other products	-	-	-	-	-	-	-	-
Subtotal	(4)	-	(110)	1	2	-	-	(111)
OTC markets
Credit institutions
Forward transactions	(1,108)	109	-	-	-	-	-	(999)
Future rate agreements (FRAs)	-	(203)	-	-	-	-	-	(203)
Swaps	70	(2,848)	83	-	12	-	-	(2,683)
Options	8	212	109	-	(4)	-	1	326
Other products	-	(3)	-	-	-	(92)	-	(95)
Subtotal	(1,030)	(2,733)	192	-	8	(92)	1	(3,654)
Other financial institutions
Forward transactions	(22)	-	-	-	-	-	-	(22)
Future rate agreements (FRAs)	-	(28)	-	-	-	-	-	(28)
Swaps	-	842	(21)	-	-	-	-	821
Options	-	(4)	(366)	-	-	-	-	(370)
Other products	-	(5)	-	-	-	108	-	103
Subtotal	(22)	805	(387)	-	-	108	-	504
Other sectors
Forward transactions	235	1	-	-	-	-	-	236
Future rate agreements (FRAs)	-	302	-	-	-	-	-	302
Swaps	(16)	1,639	153	-	(1)	-	-	1,775
Options	(60)	84	250	(3)	-	-	(4)	267
Other products	(3)	80	-	-	-	-	-	77
Subtotal	156	2,106	403	(3)	(1)	-	(4)	2,657
Subtotal	(896)	178	209	(3)	6	16	(3)	(493)
Total	(900)	178	99	(3)	8	16	(3)	(604)
Of which:
Asset Trading Derivatives	5,722	38,974	3,314	8	76	531	26	48,650
Liability Trading Derivatives	(6,622)	(38,795)	(3,215)	(10)	(68)	(515)	(29)	(49,254)

11.    Other financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Financial Assets Designated at Fair Value through Profit or Loss. Breakdown by Type of Instruments	2014	2013	2012
ASSETS-
Debt securities	737	663	753
Unit-linked products	157	161	145
Other securities	580	503	608
Equity instruments	2,024	1,750	1,777
Unit-linked products	1,930	1,689	1,726
Other securities	94	60	50
Total	2,761	2,413	2,530
LIABILITIES-
Other financial liabilities	2,724	2,467	2,216
Unit-linked products	2,724	2,467	2,216
Total	2,724	2,467	2,216

As of December 31, 2014, 2013 and 2012 the most significant balances within other financial assets and liabilities at fair value through profit and loss related to assets and liabilities linked to insurance products where the policyholder bears the risk (“Unit-Link”). This type of product is sold only in Spain, through BBVA Seguros SA, insurance and reinsurance and BBVA Vida S.A., insurance and reinsurance, and in Mexico through Seguros Bancomer S.A. de CV.

Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated to these insurance products, there is no credit risk component borne by the Group in relation to these liabilities.

12.    Available-for-sale financial assets and Held-to-maturity investment

12.1        Available-for-sale financial assets - Balance details

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Available-for-Sale Financial Assets	2014	2013	2012
Debt securities	87,679	71,861	63,651
Impairment losses	(70)	(55)	(103)
Subtotal	87,608	71,806	63,548
Equity instruments	7,370	6,111	4,188
Impairment losses	(103)	(143)	(236)
Subtotal	7,267	5,968	3,952
Total	94,875	77,774	67,500

12.2       Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying financial statements, broken down by the nature of the financial instruments, is as follows:

	Millions of Euros
Debt Securities Available-for-Sale 2014	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	34,445	2,290	(55)	36,680
Other debt securities	5,892	252	(22)	6,122
Issued by Central Banks	-	-	-	-
Issued by credit institutions	3,567	162	(13)	3,716
Issued by other issuers	2,325	90	(9)	2,406
Subtotal	40,337	2,542	(77)	42,802
Foreign Debt Securities
Mexico	12,662	493	(96)	13,060
Mexican Government and other government agency	10,629	459	(76)	11,012
Other debt securities	2,034	34	(20)	2,048
Issued by Central Banks	-	-	-	-
Issued by credit institutions	141	3	(3)	142
Issued by other issuers	1,892	31	(17)	1,906
The United States	10,289	102	(83)	10,307
Government securities	4,211	28	(8)	4,231
US Treasury and other US Government agencies	1,539	6	(3)	1,542
States and political subdivisions	2,672	22	(5)	2,689
Other debt securities	6,078	73	(76)	6,076
Issued by Central Banks	-	-	-	-
Issued by credit institutions	24	-	-	24
Issued by other issuers	6,054	73	(76)	6,052
Other countries	20,705	1,044	(310)	21,439
Other foreign governments and other government agency debt securities	10,355	715	(104)	10,966
Other debt securities	10,350	329	(206)	10,473
Issued by Central Banks	1,540	10	(9)	1,540
Issued by credit institutions	3,352	175	(55)	3,471
Issued by other issuers	5,459	143	(141)	5,461
Subtotal	43,657	1,639	(490)	44,806
Total	83,994	4,181	(566)	87,608

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros
Debt Securities Available-for-Sale December 2013	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	30,688	781	(90)	31,379
Other debt securities	8,536	227	(25)	8,738
Issued by Central Banks	-	-	-	-
Issued by credit institutions	5,907	124	(4)	6,027
Issued by other issuers	2,629	103	(21)	2,711
Subtotal	39,224	1,008	(115)	40,116
Foreign Debt Securities
Mexico	10,433	328	(178)	10,583
Mexican Government and other government agency debt securities	9,028	281	(160)	9,150
Other debt securities	1,404	47	(19)	1,433
Issued by Central Banks	-	-	-	-
Issued by credit institutions	84	11	(2)	93
Issued by other issuers	1,320	36	(16)	1,340
The United States	5,962	58	(82)	5,937
Government securities	1,055	11	(11)	1,056
US Treasury and other US Government agencies	171	3	(4)	170
States and political subdivisions	884	8	(7)	885
Other debt securities	4,907	46	(72)	4,881
Issued by Central Banks	-	-	-	-
Issued by credit institutions	234	2	(2)	233
Issued by other issuers	4,674	44	(70)	4,648
Other countries	14,928	570	(329)	15,170
Other foreign governments and other government agency debt securities	7,128	333	(261)	7,199
Other debt securities	7,801	237	(67)	7,971
Issued by Central Banks	1,209	9	(10)	1,208
Issued by credit institutions	4,042	175	(51)	4,166
Issued by other issuers	2,550	54	(6)	2,597
Subtotal	31,323	956	(589)	31,690
Total	70,547	1,964	(704)	71,806

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros
Debt Securities Available-for-Sale 2012	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	25,375	243	(857)	24,761
Other debt securities	9,580	145	(120)	9,605
Issued by Central Banks	-	-	-	-
Issued by credit institutions	7,868	71	(59)	7,880
Issued by other issuers	1,712	74	(61)	1,725
Subtotal	34,955	388	(977)	34,366
Foreign Debt Securities
Mexico	8,230	962	(1)	9,191
Mexican Government and other government agency debt securities	7,233	833	-	8,066
Other debt securities	997	129	(1)	1,125
Issued by Central Banks	-	-	-	-
Issued by credit institutions	333	56	(1)	388
Issued by other issuers	664	73	-	737
The United States	6,927	189	(88)	7,028
Government securities	713	21	(10)	724
US Treasury and other US Government agencies	228	1	(1)	228
States and political subdivisions	485	20	(9)	496
Other debt securities	6,214	168	(78)	6,304
Issued by Central Banks	-	-	-	-
Issued by credit institutions	150	11	(7)	154
Issued by other issuers	6,064	157	(71)	6,150
Other countries	13,054	469	(560)	12,963
Other foreign governments and other government agency debt securities	5,557	212	(374)	5,395
Other debt securities	7,497	257	(186)	7,568
Issued by Central Banks	1,158	2	(1)	1,159
Issued by credit institutions	4,642	209	(101)	4,750
Issued by other issuers	1,697	46	(84)	1,659
Subtotal	28,211	1,620	(649)	29,182
Total	63,166	2,008	(1,626)	63,548

(*) The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

The credit ratings of the issuers of debt securities in the available-for-sale portfolio as of December 31, 2014, 2013 and 2012 are as follows:

	December 2014		December 2013		December 2012
Available for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	1,459	1.7%	847	1.2%	1,436	2.3%
AA+	7,620	8.7%	4,927	6.9%	5,873	9.2%
AA	329	0.4%	198	0.3%	214	0.3%
AA-	1,059	1.2%	748	1.0%	1,690	2.7%
A+	597	0.7%	554	0.8%	741	1.2%
A	2,223	2.5%	8,463	11.8%	1,125	1.8%
A-	13,606	15.5%	4,588	6.4%	6,521	10.3%
BBB+	9,980	11.4%	7,203	10.0%	890	1.4%
BBB	41,283	47.1%	29,660	41.3%	3,314	5.2%
BBB-	2,568	2.9%	9,152	12.7%	28,466	44.8%
BB+ or below	3,942	4.5%	3,548	4.9%	7,706	12.1%
Without rating	2,942	3.4%	1,918	2.7%	5,572	8.8%
Total	87,608	100.0%	71,806	100.0%	63,548	100.0%

12.3       Equity instruments

The breakdown of the balance under the heading “Equity instruments” of the accompanying financial statements as of December 31, 2014, 2013 and 2012 is as follows:

	Millions of Euros
Equity Instruments Available-for-Sale 2014	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,129	92	(71)	3,150
Credit institutions	2	1	-	3
Other entities	3,126	92	(71)	3,147
Listed foreign company shares	2,227	1,235	(34)	3,428
United States	54	2	-	56
Mexico	54	-	(5)	49
Other countries	2,118	1,233	(28)	3,323
Subtotal	5,356	1,327	(105)	6,578
Unlisted equity instruments
Unlisted Spanish company shares	48	1	-	49
Credit institutions	-	-	-	-
Other entities	48	1	-	49
Unlisted foreign companies shares	616	28	(3)	641
United States	486	16	-	502
Mexico	1	-	-	1
Other countries	129	12	(3)	138
Subtotal	664	29	(3)	690
Total	6,020	1,356	(108)	7,267

	Millions of Euros
Equity Instruments Available-for-Sale 2013	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,270	54	(46)	3,277
Credit institutions	3	-	-	3
Other entities	3,267	54	(46)	3,275
Listed foreign company shares	2,030	46	(9)	2,066
United States	16	-	-	16
Mexico	8	37	-	45
Other countries	2,006	9	(9)	2,006
Subtotal	5,300	100	(55)	5,343
Unlisted equity instruments
Unlisted Spanish company shares	61	-	(1)	60
Credit institutions	3	-	-	3
Other entities	58	-	(1)	57
Unlisted foreign companies shares	554	9	(1)	563
United States	455	-	-	455
Mexico	-	-	-	-
Other countries	99	9	(1)	107
Subtotal	616	9	(2)	623
Total	5,916	109	(57)	5,968

	Millions of Euros
Equity Instruments Available-for-Sale 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,301	122	(380)	3,043
Credit institutions	2	-	-	2
Other entities	3,299	122	(380)	3,041
Listed foreign company shares	294	9	(44)	259
United States	32	1	(4)	29
Mexico	-	-	-	-
Other countries	262	8	(40)	230
Subtotal	3,595	131	(424)	3,302
Unlisted equity instruments	-
Unlisted Spanish company shares	77	2	(4)	75
Credit institutions	4	-	-	4
Other entities	73	2	(4)	71
Unlisted foreign companies shares	568	7	-	575
United States	474	-	-	474
Mexico	-	-	-	-
Other countries	94	7	-	101
Subtotal	645	9	(4)	650
Total	4,240	140	(428)	3,952

12.4       Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Changes in Valuation Adjustments - Available-for-Sale Financial Assets	2014	2013	2012
Balance at the beginning	851	(238)	(628)
Valuation gains and losses	4,841	1,653	464
Income tax	(1,414)	(489)	(192)
Amounts transferred to income	(462)	(136)	118
Other reclassifications	—	61	—
Balance at the end	3,816	851	(238)
Of which:
Debt securities	2,965	780	(80)
Equity instruments	851	71	(158)

The losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” in the consolidated balance sheet for the year 2014 correspond mainly to debt securities from government agencies.

●

As of December 31, 2014, 44.8% of the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” and originating in debt securities were generated over more than twelve months. However, no impairment has been considered, as following an analysis of these unrealized losses it can be concluded that they were temporary due to the following reasons: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to meet its payment obligations, nor that future payments of both principal and interest will not be sufficient to recover the cost of the debt securities.

●

As of December 31, 2014, the Group has analyzed the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 12 months and with a fall of more 20% in their price, as a first approximation to the existence of possible impairment. As of 31 December, 2014, the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 18 months or with a fall of more 40% in their price are not significant.

The losses recognized under the heading “Impairment losses on financial assets (net) – Available-for-sale financial assets” in the accompanying consolidated income statement amounted to €36, €36 and €41 million for the years ended December 31, 2014, 2013 and 2012, respectively (see Note 46).

12.5       Held-to-maturity investment

During 2013 these investment was reclassify to “Available for sale financial assets”. Such reclassification was due to a change in management criteria of these portfolios. These balances may not be kept until maturity and are subject to sale. As of December 31, 2014 and 2013, there is no balance of Held to maturity investments.

13.      Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

			Millions of Euros
Loans and Receivables	Notes	2014	2013	2012
Loans and advances to credit institutions	13.1	27,059	22,862	25,448
Loans and advances to customers	13.2	338,657	323,607	342,163
Debt securities	13.3	6,659	4,476	3,736
Total		372,375	350,945	371,347

13.1       Loans and advances to credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

			Millions of Euros
Loans and Advances to Credit Institutions	Notes	2014	2013	2012
Reciprocal accounts		126	132	265
Deposits with agreed maturity		3,679	5,901	5,987
Demand deposits		1,592	1,421	1,794
Other accounts		11,138	8,510	10,543
Reverse repurchase agreements	34	10,440	6,828	6,783
Total gross	7.3.1	26,975	22,792	25,372
Valuation adjustments		85	70	76
Impairment losses	7.3.8	(29)	(40)	(29)
Accrued interests and fees		114	110	106
Hedging derivatives and others		-	-	(1)
Total net		27,059	22,862	25,448

13.2        Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Customers	Notes	2014	2013	2012
Mortgage secured loans	7.3.2	124,097	125,564	137,870
Other loans secured with security interest	7.3.2	28,419	23,660	23,125
Unsecured loans		119,002	109,600	115,667
Credit lines		12,851	11,166	13,854
Commercial credit		10,015	9,711	11,165
Receivable on demand and other		7,021	8,210	10,731
Credit cards		11,756	11,070	10,934
Finance leases		7,095	6,954	7,546
Reverse repurchase agreements	34	6,990	4,449	3,118
Financial paper		873	930	1,003
Impaired assets	7.3.7	22,703	25,445	19,960
Total gross	7.3.1	350,822	336,759	354,973
Valuation adjustments		(12,166)	(13,151)	(12,810)
Impairment losses	7.3.8	(14,244)	(14,950)	(14,115)
Accrued interests and fees		863	953	227
Hedging derivatives and others		1,215	846	1,077
Total net		338,657	323,607	342,163

As of December 31, 2014, 27% of “Loans and advances to customers” with maturity greater than one year have fixed-interest rates and 73% have variable interest rates.

The heading “Loans and advances to customers” includes financial leases that several Group entities sign with customers to assist them in the acquisition of goods, both properties and fixtures. The breakdown of financial lease agreements as of December 31, 2014, 2013 and 2012 was the following:

	Millions of Euros
Financial Lease Arrangements	2014	2013	2012
Movable property	4,413	4,095	4,273
Real Estate	2,682	2,859	3,273
Fixed rate	73%	69%	64%
Floating rate	27%	31%	36%

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that, as mentioned in Note 7.6 and pursuant to the Mortgage Market Act, are linked to long-term mortgage-covered bonds. This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

	Millions of Euros
Securitized Loans	2014	2013	2012
Securitized mortgage assets	25,099	22,407	20,077
Other securitized assets	2,225	4,224	5,647
Commercial and industrial loans	735	2,330	3,241
Finance leases	219	301	433
Loans to individuals	1,213	1,518	1,877
Rest	58	75	96
Total	27,324	26,631	25,724
Of which:
Liabilities associated to assets retained on the balance sheet (*)	5,215	6,348	6,180

(*)	These liabilities are recognized under “Financial liabilities at amortized cost - Debt securities” in the accompanying consolidated balance sheets (Note 21.3).

13.3       Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the issuer of the debt security, is as follows:

		Millions of Euros
Debt securities	Notes	2014	2013	2012
Government		5,608	3,175	2,375
Credit institutions		81	297	453
Other sectors		975	1,009	923
Total gross	7.3.4	6,663	4,481	3,751
Valuation adjustments	7.3.8	(4)	(5)	(15)
Total net		6,659	4,476	3,736

14.	Hedging derivatives (receivable and payable) and Fair-value changes of the hedged items in portfolio hedges of interest-rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Hedging derivatives and Fair value changes of the hedged items in portfolio hedges of interest rate risk	2014	2013	2012
ASSETS-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	121	98	226
Hedging derivatives	2,551	2,530	4,894
LIABILITIES-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	-	-	-
Hedging derivatives	2,331	1,792	2,968

As of December 31, 2014, 2013 and 2012, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

●	Fair value hedging:

-	Available-for-sale fixed-interest debt securities: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-	Long-term fixed-interest debt securities issued by the Bank: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-	Available-for-sale equity instruments: This risk is hedged using equity forwards.

-	Fixed-interest loans: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-

Fixed-interest deposit portfolio hedges: This risk is hedged using interest-rate options and/or implicit interest rate derivatives. The valuation of the deposit hedges corresponding to interest-rate risk is recognized under the heading “Fair value changes of the hedged items in portfolio hedges of interest-rate risk.”

●	Cash-flow hedges

-

Most of the hedged items are floating interest-rate loans and asset hedges linked to the inflation of the available for sale portfolio. This risk is hedged using foreign-exchange, interest-rate swaps, inflation and FRA’s (“Forward Rate Agreement”).

●	Net foreign-currency investment hedges:

-	The risks hedged are foreign-currency investments in the Group’s foreign subsidiaries. This risk is hedged mainly with foreign-exchange options and forward currency purchases.

Note 7 analyze the Group’s main risks that are hedged using these derivatives.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2014	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	(12)	859	(5)	-	842
Of which: Macro hedge	-	(208)	-	-	(208)
Cash flow hedge	10	1	-	-	12

Net investment in a foreign operation hedge	(1)	(501)	-	-	(502)
Subtotal	(3)	359	(5)	-	351
Other financial Institutions
Fair value hedge	-	46	(21)	(61)	(36)
Of which: Macro hedge	-	(70)	-		(70)
Cash flow hedge	(1)	(7)	-		(8)

Net investment in a foreign operation hedge	-	-	-		-
Subtotal	(1)	39	(21)	(61)	(44)
Other sectors
Fair value hedge	-	(24)	(62)	-	(86)
Of which: Macro hedge	-	(26)	-	-	(26)
Cash flow hedge	-	(2)	-	-	(2)

Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	-	(25)	(62)	-	(87)
Total	(4)	372	(88)	(61)	219
Of which:
Asset Hedging Derivatives	36	2,501	13	-	2,551
Liability Hedging Derivatives	(40)	(2,129)	(101)	(61)	(2,331)

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type December 2013	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	(1)	675	(22)	(10)	642
Of which: Macro hedge	-	(253)	-	-	(253)
Cash flow hedge	-	12	-	-	12
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	(1)	687	(22)	(10)	654
Other financial Institutions
Fair value hedge	-	137	-	-	137
Of which: Macro hedge	-	(71)	-	-	(71)
Cash flow hedge	-	(7)	-	-	(7)
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	-	130	-	-	130
Other sectors
Fair value hedge	-	(44)	(2)	-	(46)
Of which: Macro hedge	-	(6)	-	-	(6)
Cash flow hedge	-	-	-	-	-
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	-	(44)	(2)	-	(46)
Total	(1)	773	(24)	(10)	738
Of which:
Asset Hedging Derivatives	7	2,511	11	-	2,530
Liability Hedging Derivatives	(9)	(1,738)	(34)	(11)	(1,792)

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2012	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
Organized markets
Fair value hedge	-	-	(52)	-	(52)
Subtotal	-	-	(52)	-	(52)
OTC markets
Credit institutions
Fair value hedge	11	1,773	(50)	(1)	1,733
Of which: Macro hedge	-	(365)	-	-	(365)
Cash flow hedge	21	35	-	-	56
Net investment in a foreign operation hedge	2	-	-	-	2
Subtotal	34	1,808	(50)	(1)	1,791
Other financial Institutions
Fair value hedge	-	227	-	-	227
Of which: Macro hedge	-	(117)	-	-	(117)
Cash flow hedge	6	(13)	-	-	(7)
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	6	214	-	-	220
Other sectors
Fair value hedge	(6)	(16)	(3)	-	(25)
Of which: Macro hedge	-	(14)	-	-	(14)
Cash flow hedge	-	(8)	-	-	(8)
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	(6)	(24)	(3)	-	(33)
Total	34	1,998	(105)	(1)	1,926
Of which:
Asset Hedging Derivatives	49	4,818	27	-	4,894
Liability Hedging Derivatives	(16)	(2,820)	(131)	(1)	(2,968)

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of December 31, 2014 are:

			Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	428	322	1,042	1,090	2,882
Payable cash outflows	420	332	998	1,009	2,758

The above cash flows will have an impact on the Group’s consolidated income statements until 2050.

In 2014, 2013 and 2012, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test during 2014 was not material.

15.	Non-current assets held for sale and liabilities associated with non-current assets held for sale

The composition of the balance under the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-Current Assets Held-for-Sale and Liabilities Associated [Breakdown by type of Asset]	2014	2013	2012
Business sale - Assets (*)	924	92	1,536
Other assets from:
Property, plants and equipment	315	302	168
Buildings for own use	272	270	125
Operating leases	43	32	43
Foreclosures and recoveries	3,330	3,099	3,044
Foreclosures	3,144	2,914	2,877
Recoveries from financial leases	186	185	167
Accrued amortization (**)	(74)	(49)	(47)
Impairment losses	(702)	(565)	(472)
Total Non-Current Assets Held-for-Sale	3,793	2,880	4,229

(*)

As of December 31, 2014, mainly included the investment in CIFH. As of December 31, 2012 this item included the assets of the business sale agreement related to pension business in Latin America during 2012 as described in Note 3

(**)	Net of accumulated amortization until reclassified as non-current assets held for sale.

The changes in the balances of “Non-current assets available for sale” in 2014, 2013 and 2012 are as follows:

		Millions of Euros
		Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2014	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets (**)	Total
Cost (1)
Balance at the beginning		2,914	186	253	92	3,445
Additions		783	50	82		916

Contributions from merger transactions		-	-	-		-
Retirements (sales and other decreases)		(565)	(36)	(161)		(762)
Transfers, other movements and exchange differences		12	(14)	67	832	897
Balance at the end		3,144	187	241	924	4,495

Impairment (2)
Balance at the beginning		420	45	99	-	565
Additions	49	391	12	4		406

Contributions from merger transactions		-	-	-		-
Retirements (sales and other decreases)		(140)	(7)	(51)		(198)

Other movements and exchange differences		(93)	3	19		(71)
Balance at the end		578	53	71	-	702
Balance at the end of Net carrying value (1)-(2)		2,565	134	170	924	3,793

(*) Net of accumulated amortization until reclassified as non-current assets held for sale (**) Business sale agreement (Note 3)
	Notes	Millions of Euros
		Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2013		Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets (**)	Total
Cost (1)
Balance at the beginning		2,877	167	121	1,536	4,702
Additions		940	84	69		1,093
Contributions from merger transactions		-	1	-		1
Retirements (sales and other decreases)		(569)	(58)	(117)	(1,536)	(2,280)

Transfers, other movements and exchange differences		(334)	(9)	180	92	(72)
Balance at the end		2,914	186	253	92	3,445

Impairment (2)
Balance at the beginning		415	42	15	-	472
Additions	49	569	29	3		602

Contributions from merger transactions		-	-	-		-
Retirements (sales and other decreases)		(118)	(15)	(15)		(147)

Transfers, other movements and exchange differences		(447)	(12)	96		(363)
Balance at the end		420	45	99	-	565
Balance at the end of Net carrying value (1)-		2,494	141	154	92	2,880

(*)	Net of accumulated amortization until reclassified as non-current assets held for sale

(**)	Business sale agreement (Note 3)

		Millions of Euros
		Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2012	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets (**)	Total
Cost (1)
Balance at the beginning		2,032	177	100	-	2,309
Additions		1,037	61	99	-	1,196
Contributions from merger transactions		451	29	-	-	480
Retirements (sales and other decreases)		(608)	(66)	(107)	-	(781)
Transfers, other movements and exchange difference		(36)	(33)	30	1,536	1,497
Balance at the end		2,877	167	121	1,536	4,701

Impairment (2)
Balance at the beginning		186	32	17	-	234
Additions	49	500	19	5	-	524
Contributions from merger transactions		124	-	-	-	124
Retirements (sales and other decreases)		(98)	(14)	(2)	-	(114)
Transfers, other movements and exchange differences		(296)	5	(5)	-	(296)
Balance at the end		415	42	15	-	472
Balance at the end of Net carrying value (1)-		2,462	125	106	1,536	4,229

(*)	Net of accumulated amortization until reclassified as non-current assets held for sale

(**)	Business sale agreement (Note 3)

Assets from foreclosures or recoveries

As of December 31, 2014, 2013 and 2012, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €2,330, €2,279 and €2,247 million in assets for residential use; €342, €326 and €317 million in assets for tertiary use (industrial, commercial or office) and €26, €29 and €23 million in assets for agricultural use, respectively.

In December 31, 2014, 2013 and 2012, the average sale time of assets from foreclosures or recoveries was about 2 years.

During the years 2014, 2013 and 2012, some of the sale transactions for these assets were financed by Group companies. The amount of loans to buyers of these assets in those years amounted to €165, €118 and €168 million, respectively; with an average financing of 78% of the sales price.

As of December 31, 2014, 2013 and 2012, the amount of the profits arising from the sale of Group companies financed assets - and therefore not recognized in the consolidated income statement - amounted to €22, €24 and €28 million, respectively.

16.      Investments in entities accounted for using the equity method

The breakdown of the balances of “Investments in entities accounted for using the equity method” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2014	2013	2012
Associates	417	1,272	6,469
Joint ventures	4,092	3,470	4,313
Total	4,509	4,742	10,782

16.1        Associates

The following table shows the carrying amount of the most significant of the Group’s investments in associates:

	Millions of Euros
Associates	2014	2013	2012
China Citic Bank Corp Ltd (CNCB)	-	-	5,372
Citic International Financial Holdings Ltd (CIFH)	-	631	593
Metrovacesa	`233	315	317
Occidental Hoteles Management, S.L.	-	98	-
Tubos Reunidos, S.A.	-	53	54
Brunara SICAV, S.A.	52	48	-
Other associates	132	127	133
Total	417	1,272	6,469

Appendix II shows the details of the associates as of December 31, 2014.

The following is a summary of the changes in 2014,2013 and in 2012 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Associates. Changes in the Year	2014	2013	2012
Balance at the beginning	1,272	6,469	5,567
Acquisitions and capital increases	1	65	10
Disposals and capital reductions	(2)	(4)	(16)
Transfers	(948)	(5,453)	353
Earnings	26	425	721
Exchange differences	89	(71)	(53)
Others	(21)	(159)	(113)
Balance at the end	417	1,272	6,469

The changes in 2014 are mainly a result of the reclassification of the stake in CIFH to Non current assets (see Note 3).

During the year ended December 31, 2014, the investment on Occidental Hoteles Management, S.L. was reclassified to “Non-current assets available for sale”. Also, BBVA sold 6.89% of its participation in Tubos Reunidos, S.A., decreasing its participation to 14.47%, which meant a loss of significant influence and triggered therefore the reclassification of this investment to “Financial assets available for sale” in an amount of €47 million. The impact in equity and the consolidated income statement is not material.

The changes in 2013 are mainly a result of the sale and reclassification of the remaining stake in CNCB to the heading “Available-for-sale financial assets” as it is mentioned in the Note 3.

16.2         Investments in joint venture entities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Joint ventures	2014	2013	2012
Garanti Group (Note 3)	3,853	3,245	3,991
Rest	239	225	120
Total	4,092	3,470	4,313

Details of the joint ventures accounted for using the equity method as of December 31, 2014 are shown in Appendix II.

The following is a summary of the changes for the years ended December 31, 2014, 2013 and 2012 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Joint ventures. Changes in the Year	2014	2013	2012
Balance at the beginning	3,470	4,313	3,732
Acquisitions and capital increases	35	70	4
Disposals	(8)	(11)	(1)
Transfers	-	(155)	(7)
Earnings	317	269	318
Exchange differences	146	(818)	134
Others	132	(198)	133
Balance at the end	4,092	3,470	4,313

16.3         Other information about associates and joint ventures

The following table provides relevant information of the balance sheets and income statements of Garanti Group.

	Millions of Euros
Garanti: Financial Main figures (*)	2014 (*)	2013 (*)	2012 (*)
Total assets	20,955	18,394	18,850
Of which:
Loans and advances to customers	12,810	11,093	10,860
Total liabilities	18,631	16,411	16,520
Of which:
Customer deposits	10,405	9,501	9,790
Net interest margin	514	703	693
Gross income	802	1,080	1,041
Net operating income	325	445	463
Net income attributable to the Garanti Group	255	353	364

(*)	Financial statements of Garanti Group under IFRS and without consolidation adjustments, and multiplied by the voting rights controlled by the bank. Figures available at the time of closing.

On November 19, 2014, the Group entered into a new agreement with Dogus for the acquisition of an additional 14.89% stake in Garanti (see Note 3). In accordance with the applicable accounting rules the BBVA Group valued its current stake in Garanti Bank at fair value and consolidated Garanti Bank from the date of the actual acquisition of control (see Note 3).

The main adjustments made to the financial statements of Garanti to properly account for it under the equity method are related to the purchase price allocation (PPA). None of these adjustments is material.

The following table provides relevant information of the balance sheets and income statements of associates and joint ventures, excluding Garanti, as of December 31, 2014, 2013 and 2012, respectively.

	Millions of Euros
Associates and Joint ventures	2014 (*)		2013 (*)		2012 (*)
Interest Margin	(28)	(1)	73	26	1,424	14
Gross income	76	82	305	78	1,940	48
Profit from continuing operations	(10)	-	82	(23)	783	(46)
Profit from discontinued operations (net)	-	-	-	-	-	-
Total	(10)	-	77	(23)	596	(46)

(*)

Dates of the company’s financial statements updated at the most recent available information. Information applying the corresponding ownership and without the corresponding standardization and consolidation adjustments.

As of December 31 2014 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 52.2).

As of December 31, 2014 there was no contingent liability in connection with the investments in associates and joint ventures (See Note 52.2).

16.4      Notifications about acquisition of holdings

Appendix III provides notifications on acquisitions and disposals of holdings in associates or joint ventures, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

16.5      Impairment

As described in IAS 36, when there is indicator of impairment, the book value of the associates and joint venture entities has been compared with their recoverable amount, being the latter calculated as the higher between the value in use and the fair value minus the cost of sale. For the year ended December 31, 2014, there is no impairment recognized. The valuation of the most relevant investments is reviewed when deemed appropriate by independent experts.

17.      Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
	For Own Use					Assets Leased out under an operating Lease
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2014	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles	Total tangible asset of Own Use	Investment Properties		Total
Cost -
Balance at the beginning	3,980	715	6,827	11,522	2,519	705	14,747
Additions	153	517	568	1,238	4	176	1,418
Retirements	(48)	(32)	(697)	(777)	(96)	(38)	(911)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(30)	(94)	33	(91)	(41)	(173)	(305)
Exchange difference and other	113	(21)	(827)	(735)	(206)	4	(937)
Balance at the end	4,168	1,085	5,904	11,157	2,180	674	14,012

Accrued depreciation -
Balance at the beginning	1,179	-	4,801	5,980	102	233	6,314
Additions (Note 47)	94	-	495	589	22	-	611
Retirements	(20)	-	(669)	(689)	(6)	(1)	(696)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(11)	-	(17)	(28)	(1)	(20)	(49)
Exchange difference and other	13	-	(857)	(844)	(15)	14	(845)
Balance at the end	1,255	-	3,753	5,008	102	226	5,335

Impairment -
Balance at the beginning	153	-	15	168	727	6	900
Additions	25	-	10	35	61	-	97
Retirements	(1)	-	-	(1)	(46)	-	(47)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Exchange difference and other	(29)	-	(9)	(38)	(55)	-	(93)
Balance at the end	148	-	16	164	687	6	857

Net tangible assets -

Balance at the beginning	2,647	715	2,011	5,373	1,693	468	7,534
Balance at the end	2,764	1,085	2,135	5,985	1,392	443	7,819

	Millions of Euros
	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2013	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost -
Balance at the beginning	4,071	505	6,746	11,322	2,609	768	14,700
Additions	108	406	507	1,021	87	144	1,252
Retirements	(12)	(11)	(378)	(402)	(52)	(1)	(455)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	45	(150)	109	4	(122)	(155)	(272)
Exchange difference and other	(232)	(35)	(156)	(423)	(3)	(52)	(478)
Balance at the end	3,980	715	6,827	11,522	2,519	705	14,747

Accrued depreciation -
Balance at the beginning	1,144	-	4,811	5,956	95	237	6,287
Additions (Note 47)	101	-	459	560	21	-	581
Retirements	(6)	-	(342)	(347)	(2)	-	(350)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(2)	-	(16)	(18)	(2)	(7)	(26)
Exchange difference and other	(58)	-	(112)	(169)	(11)	2	(178)
Balance at the end	1,179	-	4,801	5,980	102	233	6,314

Impairment -
Balance at the beginning	177	-	13	189	646	6	841
Additions	17	-	15	32	127	-	160
Retirements	(4)	-	-	(4)	-	-	(4)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Exchange difference and other	-	-	-	-	-	-	-
Balance at the end	(37)	-	(13)	(50)	(46)	-	(96)
	153	-	15	168	727	6	900
Net tangible assets -
Balance at the beginning	2,750	505	1,922	5,177	1,870	525	7,572
Balance at the end	2,647	715	2,011	5,373	1,693	468	7,534

	Millions of Euros
	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2012	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost -
Balance at the beginning	3,552	349	5,993	9,894	1,911	1,200	13,005
Additions	86	262	442	789	48	226	1,063
Retirements	(42)	(19)	(109)	(170)	(41)	(31)	(243)
Acquisition of subsidiaries in the year	442	1	257	699	752	-	1,451
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	14	(93)	19	(61)	(56)	(192)	(308)
Exchange difference and other	20	7	145	171	(4)	(435)	(267)
Balance at the end	4,071	505	6,746	11,322	2,609	768	14,700

Accrued depreciation -
Balance at the beginning	1,005	-	4,139	5,144	50	352	5,546
Additions (Note 47)	98	-	446	544	22	-	565
Retirements	(10)	-	(90)	(100)	(3)	(31)	(134)
Acquisition of subsidiaries in the year	37	-	210	248	29	-	277
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	-	-	1	1	-	(97)	(97)
Exchange difference and other	15	-	104	119	(2)	12	129
Balance at the end	1,144	-	4,811	5,956	95	237	6,287

Impairment -
Balance at the beginning	37	-	11	47	273	12	332
Additions	-	-	-	1	89	-	90
Retirements	(1)	-	-	(1)	(108)	(1)	(110)
Acquisition of subsidiaries in the year	135	-	-	135	417	-	552
Exchange difference and other	6	-	2	7	(25)	(4)	(22)
Balance at the end	177	-	13	189	646	6	841
Net tangible assets -
Balance at the beginning	2,510	349	1,842	4,702	1,589	836	7,126
Balance at the end	2,750	505	1,922	5,177	1,870	525	7,572

As of December 31, 2014 the cost of fully amortized tangible assets that remained in use was €2,198 million while its recoverable residual value was not significant.

The balance of amortizations in this heading during the years ended December 31, 2014, 2013 and 2012 are provided in Note 44.

As of December 31, 2014, 2013 and 2012 the amount of tangible assets under financial lease schemes on which it is expected to exercise the purchase option was not material.

The main activity of the Group is carried out through a network of Bank branches located geographically as shown in the following table:

	Number of Branches
Branches by Geographical Location	2014	2013	2012
Spain	3,112	3,230	3,518
Mexico	1,831	1,794	1,888
South America	1,676	1,590	1,644
The United States	672	685	707
Rest of the world	80	121	121
Total	7,371	7,420	7,878

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2014, 2013 and 2012:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	2014	2013	2012
Foreign subsidiaries	3,737	3,157	3,006
BBVA and Spanish subsidiaries	4,083	4,377	4,567
Total	7,820	7,534	7,572

18.      Intangible assets

18.1         Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGUs), to which the Goodwill are allocated for purposes of impairment testing, is as follows:

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2014	Balance at the Beginning	Additions(*)	Exchange Difference	Impairment	Rest	Balance at the End
The United States	4,133	65	570	-	(1)	4,767
Mexico	630	-	7	-	-	638
Colombia	227	-	(19)	-	-	208
Chile	66	-	(1)	-	-	65
Rest	12	8	-	-	-	20
Total	5,069	73	557	-	(1)	5,697

The addition in The United States is related to the purchase of Simple (see Note 3)

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2013	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	4,320	-	(187)	-	-	4,133
Mexico	663	-	(33)	-	-	630
Colombia	259	-	(32)	-	-	227
Chile	175	-	(9)	-	(100)	65
Rest	13	-	(1)	-	-	12
Total	5,430	-	(262)	-	(100)	5,069

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2012	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	4,409	-	(85)	-	(4)	4,320
Mexico	632	-	32	-	(1)	663
Colombia	240	-	19	-	-	259
Chile	188	-	11	-	(24)	175
Rest	66	-	-	(54)	-	13
Total	5,535	-	(23)	(54)	(29)	5,430

Impairment Test

As described in Note 2.2.8, the cash-generating units (CGUs) to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This testing is performed at least annually and whenever there is any indication of impairment. As of December 31, 2014, no indicators of impairment have been identified in any of the main CGU.

The Group’s most significant goodwill is that allocated to the CGU in the United States. The calculation of the impairment loss uses the cash flow projections estimated by the Group’s Management, based on the latest budgets available for the next 5 years. Given the potential growth of the banking sector in the United States, in accordance with paragraph 33 of IAS 36, as of December 31, 2014, the Group used a steady growth rate of 4% (same as December 31, 2013 and 2012) to extrapolate the cash flows in perpetuity starting on the fifth year (2019), based on the real GDP growth rate of the United States and expected inflation. This 4% rate is less than the historical average of the past 30 years of the nominal GDP rate of the United States and lower than the real GDP growth forecasted by the IMF. In addition, the United States CGU has a greater relative weight of its business in Texas where it is expected (according to BBVA Research forecasts) that the economic recovery will be better than in the rest of the country.

The rate used to discount the cash flows is the cost of capital assigned to the CGU, and stood at 10.0% as of December 31, 2014 (10.8%, and 11.2% as of December 31, 2013 and 2012, respectively), which consists of the free risk rate plus a risk premium which shows the risks specific to the CGU under review.

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the growth rate as detailed below:

	Millions of Euros
Sensitivity analysis for main hypotheses (*)	Impact of an increase of 50 basis points	Impact of a decrease of 50 basis points
Discount rate	(842)	713
Rate of increase	1,192	(1,413)

(*)	Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Another assumption used, and with a high impact on the impairment test, is the budgets of the CGU and specifically the effect that changes in interest rates have on cash flows. In case of a rise in interest rates in the United States, net interest income would be positively affected and, therefore, the recoverable amount of the CGU would increase.

In previous years, the Group performed the necessary goodwill impairment tests with the following results:

As of December 31, 2013, no impairment was detected in any of the main cash-generating units.

As of December 31, 2012, no impairment was detected in any of the main cash-generating units, except for the immaterial impairment loss of €49 million in the retail business in Europe and €4 million in wholesale business in. This amount was recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statement for 2012 (see Note 47).

Both the CGU’s fair values in the United States and the fair values assigned to its assets and liabilities had been based on the estimates and assumptions that the Group’s Management has deemed most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result.

In general, goodwill valuations are reviewed by independent experts by applying different valuation methods on the basis of each asset and liability. The valuation methods used are: The method for calculating the discounted value of future cash flows, the market transaction method and the cost method.

Unnim Acquisition

As stated in Note 3, in 2012 the Group acquired 100% of the share capital of the Unnim Bank (“Unnim”).

Shown below are details of the carrying amount of the consolidated assets and liabilities of Unnim prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated in accordance with the IFRS -3 acquisition method to calculate the goodwill recognized as a result of this acquisition.

	Millions of Euros
Valuation and calculation of badwill for the acquisition of 100% stake in Unnim	Carrying Amount	Fair Value
Acquisition cost (A)
Cash	184	184
Loans and receivables	18,747	18,974
Of which: Asset Protection Schemes (APS)	-	1,744
Financial assets	4,801	4,569
Hedging derivates	571	571
Non-current assets held for sale	707	457
Investments in entities accounted for using the equity method	206	89
Tangible assets	1,090	752
Of which: Real Estate	1,045	708
Intangibles assets obtained from previous business combinations	7	-
Intangible assets identify at the date of the business combination	-	187
Other assets (including inventories)	1,200	658
Financial liabilities	(27,558)	(26,102)
Provisions	(237)	(687)
Other liabilities	(91)	(91)
Deferred tax	932	794
Total fair value of assets and liabilities acquiered (B)	559	355
Non controlling Interest Unnim Group* (C)	(34)	(34)
Badwill (A)-(B)-(C )		(321)

(*)	Non-controlling interests that Unnim Group maintained at July 27, 2012 prior to the acquisition.

Because the resulting goodwill was negative, a gain was recognized in the accompanying consolidated income statement for 2012 under the heading “Negative goodwill” (see Note 2.2.7).

The valuations were reviewed by independent experts (other than the Group’s accounts auditor) by applying different valuation methods on the basis of each asset and liability. The valuation methods used are: The method for calculating the discounted value of future cash flows, the market transaction method and the cost method.

18.2 Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other Intangible Assets	2014	2013	2012
Computer software acquisition expenses	1,519	1,480	1,370
Other deferred charges	22	20	34
Other intangible assets	134	199	303
Impairment	(2)	(9)	(5)
Total	1,673	1,690	1,702

		Millions of Euros
Other Intangible Assets. Changes Over the Period	Notes	2014	2013	2012
Balance at the beginning		1,690	1,702	1,344
Additions		467	543	789
Amortization in the year	44	(535)	(514)	(413)
Exchange differences and other		59	(33)	(18)
Impairment	47	(8)	(9)	-
Balance at the end		1,673	1,690	1,702

The amortization amounts included under this heading for the year 2014, 2013 and 2012 are detailed in Note 44.

As of December 31, 2014, the balance of fully amortized intangible assets that remained in use was €778 million, while their recoverable value is not significant.

19.       Tax assets and liabilities

19.1       Consolidated tax group

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s non-Spanish other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

19.2       Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of 31 December, 2014 are 2010 and subsequent years for the main taxes applicable.

The remainder of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In the year 2014 as a consequence of the tax authorities examination reviews, inspections were initiated until the year 2009 inclusive, all of them signed in acceptance during the year 2014.

In view of the varying interpretations that can be made of some applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be reasonably estimated at the present time. However, the Group considers that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements.

19.3         Reconciliation

The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

	Millions of Euros
	2014		2013		2012
Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period	Amount	Effective Tax %	Amount	Effective Tax %	Amount	Effective Tax %
Consolidated profit before tax	3,980		2,864		2,111
From continuing operations	3,980		954		1,582
From discontinued operations	-		1,910		529

Taxation at Spanish corporation tax rate 30%	1,194	30.00%	859	30.00%	633	30.00%

Lower effective tax rate from our foreign entities (*)	(318)		(498)		(273)
Mexico	(145)	24.27%	(301)	19.53%	(133)	24.60%
Chile	(71)	(8.36%)	(23)	23.00%	(54)	17.77%
Venezuela	(16)	25.85%	(128)	13.16%	(109)	13.23%
Colombia	2	30.41%	(20)	25.06%	(16)	26.60%
Peru	(12)	27.59%	(59)	20.74%	(18)	26.64%
Others	(76)		33		57
Decrease of tax expense (Amortization of certain goodwill)
Revenues with lower tax rate (dividends)	(88)		(50)		(85)
Equity accounted earnings	(147)		(211)		(316)
Other effects	257		(73)		(176)
Current income tax	898		27		(217)
Of which:
Continuing operations	898		(16)		(352)
Discontinued operations	-		43		135

(*) Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.
The effective income tax rate for the Group in the years ended December 31, 2014, 2013 and 2012 is as follows:

	Millions of Euros
Effective Tax Rate	2014	2013	2012
Income from:
Consolidated Tax Group	(997)	(3,115)	(3,972)
Other Spanish Entities	18	(13)	589
Foreign Entities	4,959	5,992	5,494
Total (*)	3,980	2,864	2,111
Income tax and other taxes	898	27	(217)
Effective Tax Rate	22.56%	0.94%	(10.28)%

(*)	Includes income before taxes from continuing and discontinued transactions

19.4         Income tax recognized in equity

In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

	Millions of Euros
Tax Recognized in Total Equity	2014	2013	2012
Charges to total equity Debt securities	(953)	(223)
Equity instruments	(188)	(9)	(19)
Subtotal	(1,141)	(232)	(19)
Credits to total equity
Equity instruments
Debt securities and others			196
Subtotal			196
Total	(1,141)	(232)	177

19.5         Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes deferred tax assets. The balance under the “Tax liabilities” heading includes to the Group’s various deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax Assets and Liabilities	2014	2013	2012
Tax assets- Current	2,035	2,502	1,851
Deferred	10,391	9,202	9,859
Pensions	902	750	1,220
Portfolio	920	1,138	1,839
Other assets (investments in subsidiaries)	535	456	277
Impairment losses	1,041	790	2,682
Other	905	512	1,375
Secured tax assets (*)	4,881	4,373	-
Tax losses	1,207	1,183	2,466
Total	12,426	11,704	11,710
Tax Liabilities-
Current	980	993	1,058
Deferred	3,177	1,537	2,762
Portfolio	2,096	925	1,100
Charge for income tax and other taxes	1,081	612	1,662
Total	4,157	2,530	3,820

(*)	Laws guaranteeing the deferred tax assets have been approved in Spain and Portugal in 2013 and 2014.

Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish and Portuguese governments, broken down by the items that originated those assets is as follows:

	Millions of Euros

Secured tax assets	2014	2013
Pensions	1,741	1,565
Impairment losses	3,140	2,808
Total	4,881	4,373

As of December 31, 2014, non-guaranteed net deferred tax assets of the above table amounted to €2,332 million (€3,291 million in 2013 and €7,097 million in 2012), which broken down by major geographies is as follows:

●

Spain: Net deferred tax assets recognized in Spain totaled €1,383 million in 2014 (€2,322 million in 2013 and €6,183 million in 2012). €1,205 million of the figure recorded in the year 2014 for net deferred tax assets related to tax credits and tax loss carry forwards and €178 million relate to temporary differences.

●

Mexico: Net deferred tax assets recognized in Mexico amounted to €399 million in 2014 (€402 million in 2013 and €279 million in 2012). 99.93% of deferred tax assets as of December 31, 2014 relate to temporary differences. The remainder are tax credits carry forwards.

●

South America: Net deferred tax assets recognized in South America amounted to €364 million in 2014 (€379 million in 2013 and €418 million in 2012). All the deferred tax assets relate to temporary differences.

●

United States: Net deferred tax assets recognized in the United States amounted to €160 million in 2014 (€130 million in 2014 and €125 million in 2012). All the deferred tax assets relate to temporary differences.

Based on the information available at year end, including historical levels of benefits and projected results available to the Bank for the coming years, it is considered that sufficient taxable income will be generated for the recovery of referred unsecured deferred tax assets when they become deductible according to the tax laws.

As of December 31, 2014, 2013 and 2012 the aggregate amount of temporary differences associated with investments in foreign subsidiaries, branches and associates and investments in joint venture entities, for which no deferred tax liabilities have been recognized in the accompanying consolidated balance sheets, were €497, €297 million and €267 million, respectively.

20.     Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros

Other Assets and Liabilities. Breakdown by Nature	2014	2013	2012
ASSETS-
Inventories	4,443	4,636	4,223
Real estate companies	4,389	4,556	4,059
Others	54	79	164
Transactions in transit	230	223	886
Accruals	706	643	660
Unaccrued prepaid expenses	491	452	475
Other prepayments and accrued income	215	190	185
Other items	2,715	2,183	1,899
Total	8,094	7,684	7,668
LIABILITIES-
Transactions in transit	77	58	440
Accruals	2,370	2,199	2,303
Unpaid accrued expenses	1,772	1,592	1,648
Other accrued expenses and deferred income	598	608	655
Other items	2,072	2,204	1,843
Total	4,519	4,460	4,586

The heading “Inventories” includes the net book value of land and building purchases that the Group’s Real estate entities have available for sale or as part of their business. Balances under this heading include mainly real estate assets acquired by these entities from distressed customers (mostly in Spain), net of their corresponding losses. The losses included under the heading “Financial losses on other assets (Net)” of the accompanying consolidated financial statements were €192, €270 million and €956 million for the years ended December 31, 2014, 2013 and 2012 respectively (see Note 47).The roll-forward of our inventories from distressed customers is provided below:

	Millions of Euros

Inventories from Distressed Customers	2014	2013	2012
Gross value
Balance at the beginning	9,343	8,706	8,633
Acquisitions	479	896	817
Disposals	(973)	(889)	(830)
Others	268	630	86
Balance at the end	9,117	9,343	8,706
Accumulated impairment losses	(4,898)	(4,939)	(4,747)
Carrying amount	4,219	4,396	3,959

21.      Financial liabilities at amortized cost

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros

Financial Liabilities at Amortized Cost	Notes	2014	2013	2012
Deposits from Central Banks	9	28,193	30,893	46,475
Deposits from Credit Institutions	21.1	65,168	52,423	55,675
Customer deposits	21.2	319,060	300,490	282,795
Debt certificates	21.3	58,096	64,120	86,255
Subordinated liabilities	21.4	14,095	10,556	11,815
Other financial liabilities	21.5	7,288	6,067	7,792
Total		491,899	464,549	490,807

21.1    Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

		Millions of Euros

Deposits from Credit Institutions	Notes	2014	2013	2012
Reciprocal accounts		218	333	280
Deposits with agreed maturity		26,731	27,088	30,022
Demand deposits		5,082	2,485	3,404
Other accounts		51	342	206
Repurchase agreements	34	32,935	22,007	21,533
Subtotal		65,017	52,255	55,445
Accrued interest until expiration		151	168	230
Total		65,168	52,423	55,675

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, excluding interest accrued pending maturity, is as follows:

	Millions of Euros
Deposits from Credit Institutions 2014	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	1,327	6,444	2,442	10,213
Rest of Europe	1,191	9,881	27,932	39,004
Mexico	125	1,065	1,873	3,063
The United States	1,669	4,733	-	6,402
South Amércia	961	3,193	456	4,610
Rest of the world	33	1,461	231	1,725
Total	5,306	26,777	32,935	65,017

		Millions of Euros
Deposits from Credit Institutions 2013	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	806	7,781	562	9,149
Rest of Europe	291	9,222	17,313	26,826
Mexico	166	2,071	3,594	5,831
South America	546	2,816	388	3,750
The United States	990	4,726	-	5,716
Rest of the world	19	813	150	982
Total	2,818	27,429	22,007	52,254

	Millions of Euros
Deposits from Credit Institutions 2012	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	2,078	8,407	1,157	11,642
Rest of Europe	260	11,584	6,817	18,661
Mexico	220	1,674	12,967	14,861
South America	477	3,455	376	4,308
The United States	619	4,759	216	5,594
Rest of the world	31	349	-	380
Total	3,685	30,228	21,533	55,445

21.2        Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Customer Deposits	Notes	2014	2013	2012
Government and other government agencies		22,120	25,058	32,439
Spanish		7,620	5,913	5,185
Foreign		11,457	10,618	10,611
Repurchase agreements	34	3,022	8,512	16,607
Accrued interests		21	15	36
Other resident sectors		134,600	136,634	119,360
Current accounts		35,476	32,430	28,653
Savings accounts		24,033	21,128	19,554
Fixed-term deposits		60,783	69,976	61,972
Repurchase agreements	34	13,306	11,608	8,443
Other accounts		496	950	53
Accrued interests		506	542	685
Non-resident sectors		162,341	138,799	130,998
Current accounts		60,938	57,502	53,088
Savings accounts		41,522	33,245	34,797
Fixed-term deposits		51,014	39,781	38,490
Repurchase agreements	34	8,289	7,740	3,999
Other accounts		182	201	236
Accrued interests		396	330	388
Total		319,060	300,490	282,796
Of which:
In euros		160,078	160,172	150,093
In foreign currency		158,983	140,318	132,702
Of which:
Deposits from other creditors without valuation adjustment		318,387	299,660	281,984
Accrued interests		673	830	811

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, excluding valuation adjustments, is as follows:

	Millions of Euros
Customer Deposits 2014	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	43,235	24,054	66,111	9,781	143,181
Rest of Europe	2,088	532	7,350	8,036	18,006
Mexico	22,550	9,592	8,156	6,358	46,657
South America	22,992	14,159	20,227	441	57,819
The United States	18,962	19,333	12,571	2	50,867
Rest of the world	734	-	873	-	1,607
Total	110,561	67,670	115,289	24,617	318,137

	Millions of Euros
Customer Deposits 2013	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	37,540	21,147	71,710	12,433	142,829
Rest of Europe	2,192	269	7,881	8,902	19,244
Mexico	19,902	8,583	6,670	5,758	40,913
South America	24,257	14,057	17,245	659	56,218
The United States	17,532	12,348	9,141	108	39,128
Rest of the world	305	70	897	-	1,272
Total	101,727	56,473	113,544	27,860	299,604

	Millions of Euros
Customer Deposits 2012	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	32,663	19,729	63,025	21,594	137,011
Rest of Europe	2,494	278	5,796	4,635	13,203
Mexico	19,029	7,990	8,187	2,061	37,267
South Amercia	22,381	14,423	17,186	759	54,749
The United States	15,415	13,946	9,473	-	38,834
Rest of the world	209	53	362	-	624
Total	92,191	56,419	104,029	29,049	281,687

21.3        Debt certificates (including bonds and debentures)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Certificates	2014	2013	2012
Promissory notes and bills	1,070	1,318	11,156
Bonds and debentures	57,026	62,802	75,099
Total	58,096	64,120	86,255

The changes in the balances under this heading, together with the “Subordinated Liabilities” for 2014, 2013 and 2012 are included in Note 54.2.

21.3.1        Promissory notes and bills

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros
Promissory notes and bills	2014	2013	2012
In euros	410	1,231	10,346
In other currencies	660	88	810
Total	1,070	1,318	11,156

These promissory notes were issued by BBVA Banco de Financiación, S.A., BBVA Senior Finance, S.A. Unipersonal and BBVA US Senior, S.A. Unipersonal. The promissory notes issued by BBVA Banco de Financiación, S.A., BBVA Senior Finance, S.A. Unipersonal and BBVA US Senior, S.A. Unipersonal, are guaranteed jointly, severally and irrevocably by the Bank.

21.3.2 Bonds and debentures issued

The breakdown of the balance under this heading, by financial instrument and currency, is as follows:

	Millions of Euros
Bonds and debentures issued	2014	2013	2012
In Euros -	43,890	51,373	63,355
Non-convertible bonds and debentures at floating interest rates	2,376	177	3,141
Non-convertible bonds and debentures at fixed interest rates	8,555	11,818	14,429
Mortgage Covered bonds	26,119	31,715	35,765
Hybrid financial instruments	234	318	248
Securitization bonds made by the Group	4,741	5,830	5,484
Other securities	-	-	-
Accrued interest and others (*)	1,865	1,515	4,288
In Foreign Currency -	13,136	11,429	11,745
Non-convertible bonds and debentures at floating interest rates	588	1,387	2,163
Non-convertible bonds and debentures at fixed interest rates	9,898	7,763	7,066
Mortgage Covered bonds	117	185	225
Hybrid financial instruments	1,945	1,514	1,550
Other securities associated to financial activities	-	-	-
Securitization bonds made by the Group	474	518	697
Other securities	-	-	-
Accrued interest and others (*)	114	62	44
Total	57,026	62,802	75,099

(*) Hedging operations and issuance costs.

Most of the foreign-currency issuances are denominated in US dollars.

The senior debt issued by BBVA Senior Finance, S.A.U., BBVA U.S. Senior, S.A.U. and BBVA Global Finance, Ltd. are guaranteed jointly, severally and irrevocably by the Bank and are mainly non-convertible bonds and debentures.

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies outstanding in 2014, 2013 and 2012:

	2014		2013		2012
Interests Rates of Promissory Notes and Bills Issued	Euros	Foreign Currency	Euros	Foreign Currency	Euros	Foreign Currency
Fixed rate	3.72%	4.83%	3.86%	4.46%	3.89%	5.87%
Floating rate	2.64%	4.19%	3.34%	3.49%	3.78%	4.29%

21.4        Subordinated liabilities

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Subordinated Liabilities	Notes	2014	2013	2012
Convertible		2,735	1,088	1,238
Convertible perpetual securities		2,735	1,088	-
Convertible subordinated debt		-	-	1,238
Non-convertible		10,871	9,171	9,884
Preferred Stock		1,910	1,827	1,847
Other subordinated liabilities		8,961	7,344	8,021
Subtotal		13,606	10,259	11,106
Valuation adjustments and other concepts (*)		489	297	709
Total	21	14,095	10,556	11,815

(*) Includes accrued interest payable and valuation adjustment of hedging derivatives

Of the above, the issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U., BBVA International Preferred, S.A.U., BBVA Subordinated Capital, S.A.U., BBVA Global Finance, Ltd., Caixa de Manlleu Preferents, S.A. Unipersonal, Caixa Terrassa Societat de Participacions Preferents, S.A. Unipersonal and CaixaSabadell Preferents, S.A. Unipersonal, are jointly, severally and irrevocably guaranteed by the Bank.

These issuances are non-convertible subordinated debt and accordingly, for debt seniority purposes, they rank behind ordinary debt, but ahead of the Bank’s shareholders, respecting nonetheless any debtor ranking that may exist among them. The breakdown of this heading in the accompanying consolidated balance sheets, excluding valuation adjustments, by currency of issuance and interest rate is shown in Appendix VI.

The balance variances are mainly due to the following transactions:

Contingent convertible securities

During 2014 and 2013 respectively, BBVA issued perpetual securities eventually convertible into common stock of BBVA, (Additional level I capital instruments) without pre-emption rights, for a total amount of €1,500 million and $1,500 million (€1,235 million as of December 31, 2014). Both issuances were targeted only towards qualified foreign investors and in any case would not be made or subscribed in Spain or by Spanish-resident investors. These securities are listed in the Singapore Exchange Securities Trading Limited. These convertible perpetual securities are convertible into common stock if the trigger event occurs, that is, if BBVA’s Common Equity Tier 1 capital ratio falls below 5.125%.

Conversion of subordinated bond issues

As of June 30, 2013, BBVA proceeded a mandatory conversion of the December 2011 convertible bonds outstanding. As of July 3, 2013, an increase in the Bank’s common stock was carried out to satisfy the requirement of this conversion by the issue and distribution of 192,083,232 common stock at a par value of 0.49€ each, amounting to a total of €94,120,783.68, with the share premium being €1,143,279,396.8640.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	2014	2013	2012
BBVA International Preferred, S.A.U. (*)	1,750	1,666	1,695
Unnim Group (**)	109	109	95
BBVA Capital Finance, S.A.U. (***)	25	29	32
Phoenix Loan Holdings, Inc.	20	15	16
BBVA International, Ltd. (***)	7	8	9
Total	1,910	1,827	1,847

(*)	Listed on the London and New York stock markets.

(**)

Unnim Group: Issues prior to the acquisition by BBVA. As of December 31, 2014, the outstanding balance of these issues after the exchange of certain issues of preferred securities for BBVA shares carried out in October 2012.

(***)

Issues traded on the AIAF market in Spain. As of December 31, 2014, the outstanding balances of these issues correspond to the holders of preferred securities who in December 2011 did not take part in the exchange of those preferred security issues for subordinated bonds.

These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

Amortization of preferred securities

On December 19, 2014 the amortization in full of preferred securities called “Issue of Series E Preferred Securities” and “Issue of Series F Preferred Securities” was announced. at their nominal amount of €633 million and 251 million pounds (approximately €323 million as of December 31, 2014) respectively. These issues were made by BBVA International Preferred, S.A. Unipersonal on October 19, 2009. On January 21, 2015, after obtaining the necessary authorizations, BBVA International Preferred, S.A. Unipersonal proceeded to its effective amortization.

Other subordinated liabilities

Subordinated bonds

In April 2014 there was an issuance of subordinated bonds by BBVA Subordinated Capital, S.A.U. in an amount of €1,500 million and it is guaranteed jointly and irrevocably by BBVA and is listed in the London Stock Exchange.

Early retirement of subordinated debt

On September 23, 2014, BBVA announced the early retirement of the outstanding nominal amount of €633 million of the issue “Subordinated debt – October 04”. On October 20, 2014, after having obtained the necessary approvals, BBVA completed the retirement.

21.5        Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other financial liabilities	2014	2013	2012
Creditors for other financial liabilities	1,692	1,349	2,128
Collection accounts	2,402	2,750	2,513
Creditors for other payment obligations (*)	3,194	1,968	3,151
Total	7,288	6,067	7,792

(*) As of December 31, 2014, includes €69 million corresponding to the remuneration to shareholders who choose to be paid in cash through the “Dividend Option” paid on January 14, 2015.

22.     Insurance and reinsurance contracts

The Group has insurance subsidiaries mainly in Spain and Latin America (mostly in Mexico). The main product offered by the insurance subsidiaries is life insurance to cover the risk of death (risk insurance) and life-savings insurance. Within life and accident insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.

There are two types of life-saving insurance products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and group insurance, which is taken out by employers to cover their commitments to their employees.

The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets.

The breakdown of the balance under this heading is as follows:

	Millions of Euros
Liabilities under Insurance Contracts Technical Reserve and Provisions	2014	2013	2012
Mathematical reserves	9,352	8,816	7,951
Provision for unpaid claims reported	578	496	550
Provisions for unexpired risks and other provisions	530	522	519
Total	10,460	9,834	9,020

The cash flows of those liabilities under insurance contracts are shown below:

	Millions of Euros
Maturity	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Liabilities under insurance contracts	1,046	1,444	1,517	6,452	10,460

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the respective country’s insurance regulator or supervisor. The most important insurance entities are located in Spain and Mexico (which together account for approximately 95% of the insurance revenues), where the modeling methods and techniques are reviewed by the insurance regulator in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the mathematical reserves for the insurance products primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To ensure this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with the customers.

The table below shows the key assumptions used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

	Mortality table		Average technical interest type
MATHEMATICAL RESERVES	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GKM80/GKM95/ Own tables	Tables of the Comision Nacional De Seguros y Fianzas 2000-individual	0.3 - 3.6%	2.5%
Group insurance(2)	PERM/F2000NP	Tables of the Comision Nacional De Seguros y Fianzas 2000-group	1.7 - 4.5%	5.5%

(1)     Provides coverage in the case of one or more of the following events: death and disability

(2)     Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees

The table below shows the mathematical reserves by type of product as of December 31, 2014, 2013 and 2012 (see Note 22):

	Millions of Euros
Technical Reserves by type of insurance product	2014	2013	2012
Mathematical reserves	9,352	8,816	7,951
Individual life insurance (1)	6,916	5,695	4,777
Savings	6,498	4,907	3,996
Risk	418	788	781
Group insurance (2)	2,436	3,121	3,174
Savings	1,869	3,000	3,083
Risk	567	121	91
Provision for unpaid claims reported	578	496	550
Provisions for unexpired risks and other provisions	530	522	519
Total	10,460	9,834	9,020

(1) Provides coverage in the event of death or disability (2) The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees

The table below shows the contribution of each insurance product to the Group’s income (see Note 42) in 2014 and 2013:

	Millions of Euros
Revenues by type of insurance product	2014	2013	2012
Life insurance	599	549	610
Individual	272	303	434
Savings	67	52	41
Risk	205	251	392
Group insurance	327	247	175
Savings	90	62	11
Risk	237	185	164
Non-Life insurance	309	381	375
Home insurance	117	120	147
Other non-life insurance products	192	261	228
Total	908	930	985

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of December 31, 2014, 2013 and 2012 the balance is €559, €619 and €50 million, respectively.

23.     Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

	Millions of Euros
Provisions. Breakdown by concepts	2014	2013	2012
Provisions for pensions and similar obligations (Note 24)	5,970	5,512	5,777
Provisions for taxes and other legal contingencies	262	208	406
Provisions for contingent risks and commitments	381	346	322
Other provisions (*)	831	787	1,329
Total	7,444	6,853	7,834

(*) Provisions or contingencies that, individually, are not significant.

The changes in the heading “Provisions for contingent risks and commitments” in the accompanying consolidated balance sheets are presented in Note 7.3.8. together with the changes in impairment losses of other financial instruments.

The change in provisions for pensions and similar obligations for the years ended December 31, 2014, 2013 and 2012 is as follows:

		Millions of Euros
Provisions for Pensions and Similar Obligations. Changes Over the Period	Notes	2014	2013	2012
Balance at the beginning		5,512	5,777	5,577
Add -
Charges to income for the year		1,004	605	683
Interest expenses and similar charges	36.2	172	199	257
Personnel expenses	43.1	58	70	54
Provision expenses		774	336	373
Charges to equity (*)	24.2	497	12	462
Transfers and other changes		75	(65)	19
Less -
Benefit payments		(854)	(817)	(813)
Employer contributions		(264)	-	(151)
Balance at the end		5,970	5,512	5,777

(*) Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment pension commitments and other similar benefits recognized in “Equity” (See Note 2.2.12).

	Millions of Euros
Provisions for Taxes, Legal Contingents and Other Provisions. Changes Over the Period	2014	2013	2012
Balance at beginning	995	1,735	1,628
Add -
Charge to income for the year	387	344	245
Acquisition of subsidiaries	-	-	678
Transfers and other changes	-	-	-
Less -
Available funds	(75)	(148)	(90)
Amount used and other variations	(214)	(880)	(720)
Disposal of subsidiaries	-	(56)	(6)
Balance at the end	1,093	995	1,735

Ongoing legal proceedings and litigation

Several entities of the Group are party to legal actions in a number of jurisdictions (including, among others, Spain, Mexico and the United States) arising in the ordinary course of business. According to the procedural status of these proceedings and the criteria of the respective lawyers, BBVA considers that none of such actions is material, individually or in the aggregate, and none is expected to result in a material adverse effect on the Group’s financial position, results of operations or liquidity, either individually or in the aggregate. The Group’s Management believes that adequate provisions have been made in respect of such legal proceedings and considers that the possible contingencies that may arise from such on-going lawsuits are not material enough to require disclosure to the markets.

24.     Pensions and other post-employment commitments

As stated in Note 2.2.12, the Group has assumed commitments with employees including defined contribution plans, defined benefit plans (see Glossary) and medical benefits.

Employees are covered by defined contribution plans in practically all of the countries in which the Group operates, with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees and with liabilities relating largely to inactive employees, the most significant being those in Spain, Mexico and the United States. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members.

The breakdown of the balance sheet net defined benefit liability for financial years 2014, 2013 and 2012 is provided below:

	Millions of Euros
Net Defined Benefit Liability (asset) on the Balance Sheet	2014	2013	2012
Pension commitments	4,737	4,266	4,463
Early retirement commitments	2,803	2,634	2,758
Medical benefits commitments	1,083	811	985
Total commitments	8,622	7,711	8,205
Pension plan assets	1,697	1,436	1,535
Early retirement plan assets	-	-	-
Medical benefit plan assets	1,240	938	895
Total plan assets	2,937	2,374	2,430
Total net liability / asset on the balance sheet	5,685	5,337	5,775
Of which:
Net asset on the balance sheet (1)	(285)	(175)	(2)
Net liability on the balance sheet (2)	5,970	5,512	5,777

(1)	Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (See Note 21)
(2)	Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet (See Note 23)

The amounts relating to post-employment benefits charged to the profit and loss account and other comprehensive income for financial year 2014, 2013 and 2012 are as follows:

		Millions of Euros
Consolidated Income Statement Impact	Notes	2014	2013	2012
Interest and similar expenses (*)	36.2	172	199	256
Interest expense		336	342	367
Interest income		(165)	(143)	(110)
Personnel expenses		121	150	138
Defined contribution plan expense	43.1	63	80	84
Defined benefit plan expense	43.1	58	70	54
Provisions (net)	45	816	373	433
Early retirement expense		681	336	276
Past service cost expense		(29)	6	17
Remeasurements (**)		93	-	97
Other provision expenses		71	31	43
Total impact on Income Statement: Debit (Credit)		1,109	722	827

(*)	Interest and similar charges includes interest charges/credits.

(**)	Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other similar benefits (see Note 2.2.12).

The amounts relating to post-employment benefits charged to the balance sheets as of December 31, 2014, 2013 and 2012 are as follows:

		Millions of Euros
Equity Impact	Notes	2014	2013	2012
Defined benefit plans		353	70	436
Post-employment medical benefits		144	(58)	26
Total impact on equity: Debit (Credit) (*)	23	497	12	462

(*) Actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension commitments before income taxes.

24.1     Defined benefit plans

Defined benefit pension commitments relate mainly to employees who have already retired or taken early retirement from the Group, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during financial years 2014, 2013 and 2012 is presented below.

	Millions of Euros
	2014			2013			2012
Pension Commitments	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)
Balance at the beginning	7,329	1,990	5,340	7,817	2,042	5,775	7,301	1,743	5,558
Current service cost	58	-	58	70	-	70	54	1	53
Interest income or expense	336	165	172	342	143	199	354	124	229
Contributions by plan participants	1	1	-	1	1	-	-	-	-
Employer contributions	-	264	(264)	-	256	(256)	0	6	(5)
Past service costs (1)	652	-	652	342	-	342	276	-	276
Return on plan assets (2)	-	178	(178)	-	(286)	286	-	136	(136)
Remeasurements arising from changes in demographic assumptions	31	-	31	3	-	3	-	-	-
Remeasurements arising from changes in financial assumptions	724	-	724	(289)	-	(289)	533	25	508
Other actuarial gain and losses	13	-	13	4	-	4	48	-	48
Benefit payments	(940)	(86)	(854)	(888)	(70)	(817)	(881)	(68)	(813)
Settlement payments	-	-	-	(1)	(1)	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	65	-	65
Effect on changes in foreign exchange rates	43	53	(10)	(121)	(93)	(29)	55	57	(2)
Other effects	(8)	(10)	2	48	-	48	11	18	(7)
Balance at the end	8,240	2,555	5,687	7,327	1,990	5,337	7,817	2,042	5,775
Of which
Spain	5,830	-	5,830	5,393	-	5,393	5,620	-	5,620
Mexico	1,643	1,908	(266)	1,313	1,490	(177)	1,543	1,502	41
The United States	362	324	38	276	244	32	313	293	20

(1) Including gains and losses arising from settlements. (2) Excluding interest, which is recorded under “Interest income or expense”.
The balance under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheet as of December 31, 2014 includes €280 million relating to post-employment benefit commitments of former members of the Board of Directors and the Bank’s Management Committee.

The most significant commitments are those in Spain and Mexico and, to a lesser extent, in the United States. The remaining commitments are located mostly in Portugal and South America. Unless otherwise required by local regulation, all defined plans have been closed to new entrants, who instead are able to participate in the Group’s defined contribution plans. We include a detailed breakdown for Spain, México and the United States which, in aggregate, account for approximately 95% of the total commitments.

In order to guarantee the good governance of these systems the Group has established specific Benefits Committees. These committees include members from the different areas of the business to ensure that all decisions are made taking into consideration all of the associated impacts. Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method.

The following table sets out the key actuarial assumptions used in the valuation of these commitments:

	2014			2013			2012
Actuarial Assumptions	Spain	Mexico	USA	Spain	Mexico	USA	Spain	Mexico	USA
Discount rate	2.25%	8.75%	3.97%	3.50%	9.49%	4.86%	3.50%	8.20%	4.03%
Rate of salary increase	2.00%	4.75%	3.25%	3.00%	4.75%	3.25%	3.00%	4.75%	3.50%
Rate of pension increase		2.13%			2.13%			2.13%
Medical cost trend rate		6.75%			6.75%			6.75%

Mortality tables	PERM/F 2000P	EMSSA 97	RP 2014	PERM/F 2000P	EMSSA 97	RP 2000 Projected & adjusted	PERM/F 2000P	EMSSA 97	RP 2000 Projected & adjusted

Discount rates used to value future benefit cash flows have been determined by reference to high quality corporate bonds (Note 2.2.12) of the appropriate currency (Euro in the case of Spain, Mexican peso for Mexico and USD for the United States).

The expected return on plan assets has been set in line with the adopted discount rate.

Assumed retirement ages have been set by reference to the earliest age at which employees are entitled to retire, the contractually agreed age in the case of early retirements in Spain or by using retirement rates.

Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

		Millions of Euros
		2014		2013
Sensitivity Analysis	Basis points change	Increase	Decrease	Increase	Decrease
Discount rate	50	(328)	360	(275)	301
Rate of salary increase	50	10	(10)	17	(17)
Rate of pension increase	50	17	(16)	16	(15)
Medical cost trend rate	100	201	(159)	148	(118)
Change in obligation from each additional year of longevity		126		87

The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.

In addition to the commitments to employees shown above, the Group has other less material commitments. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. As of December 31, 2014, 2013 and 2012 the actuarial liabilities for the outstanding awards amounted to €45, €47 million and €50 million, respectively. These commitments are recorded under the heading “Other provisions” of the accompanying consolidated balance sheet (see Note 23).

As described above, the Group maintains both pension and medical benefit commitments with their employees. Further details are provided below on each of these.

Pension commitments

These commitments relate mostly to pensions already in payment, and which have been determined based on salary and years of service in accordance with the specific plan rules. For most plans pension payments are due on retirement, death and long term disability.

In addition, during 2014, Group entities in Spain offered certain employees the option to take early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 1,706 employees (1,055 and 633 in 2013 and 2012 respectively). These commitments include both the liability for the benefit payments due as well as the contributions payable to external pension funds during the early retirement period. As at 31 December 2014, 2013 and 2012 the value of these commitments amounted to €2,803, €2,634 and €2,758 million respectively.

The change in the defined benefit plan obligations and plan assets during financial year 2014 was as follows:

				Millions of Euros
	Defined Benefit Obligation			Plan Assets			Net Liability (asset)
2014	Spain	Mexico	USA	Spain	Mexico	USA	Spain	Mexico	USA
Balance at the beginning	5,395	514	276	-	552	244	5,395	(38)	32
Current service cost	18	7	5	-	-	-	18	7	5
Interest income or expense	169	48	14	-	52	12	169	(3)	2
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	-	-	-	72	2	-	(72)	(2)
Past service costs (1)	683	-	(20)	-	-	-	683	-	(20)
Return on plan assets (2)	-	-	-	-	27	47	-	(27)	(47)
Remeasurements arising from changes in demographic assumptions	-	1	31	-	-	-	-	1	31
Remeasurements arising from changes in financial assumptions	398	38	39	-	-	-	398	38	39
Other actuarial gain and losses	(4)	-	(3)	-	-	-	(4)	-	(3)
Benefit payments	(847)	(40)	(12)	-	(40)	(9)	(847)	-	(3)
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	1	5	38	-	6	32	1	-	6
Other effects	17	-	(4)	-	-	(4)	17	-	(1)
Balance at the end	5,830	574	362	-	668	324	5,830	(95)	38
Of which
Vested benefit obligation relating to current employees	221						221
Vested benefit obligation relating to retired employees	5,609						5,609

(1)	Including gains and losses arising from settlements.
(2)	Excluding interest, which is recorded under “Interest income or expense”.

The change in net defined benefit plan liabilities (assets) during financial years 2013 and 2012 was as follows:

	Millions of Euros
	2013: Net liability (asset)			2012: Net liability (asset)
	Spain	Mexico	USA	Spain	Mexico	USA
Balance at the beginning	5,620	(33)	20	5,502	(29)	2
Current service cost	20	9	5	12	8	6
Interest income or expense	178	(3)	1	224	(3)	-
Contributions by plan participants	-	-	-	-	-	-
Employer contributions	-	(64)	-	-	(1)	-
Past service costs (1)	337	-	-	256	(11)	-
Return on plan assets (2)	-	98	43	-	(49)	(5)
Remeasurements arising from changes in demographic assumptions	-	-	3	-	-	-
Remeasurements arising from changes in financial assumptions	-	(59)	(34)	362	29	13
Other actuarial gain and losses	(4)	14	(2)	-	24	8
Benefit payments	(807)	(1)	(2)	(801)	-	(3)
Settlement payments	-	-	-	-	-	-
Business combinations and disposals	-	-	-	65	-	-
Effect on changes in foreign exchange rates	-	1	(1)	-	(1)	0
Other effects	49	-	(2)	-	-	(1)
Balance at the end	5,393	(38)	32	5,620	(33)	20
Of which
Vested benefit obligation relating to current employees	213	-	-	216	-	-
Vested benefit obligation relating to retired employees	5,180	-	-	5,403	-	-

In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract.

These insurance contracts meet the requirements of IAS 19 regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are held with BBVA Seguros, S.A. – a consolidated subsidiary – and consequently these insurance contracts are not considered plan assets under IAS 19. For this reason, the liabilities insured under these contracts are fully recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheet (see Note 23), whereas the assets held by the insurance company are all included within the Group’s consolidated assets (recognized according to the classification of the corresponding financial instruments). As of 31 December, 2014 the fair value of these separate assets was €2,751 million, representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded,

On the other hand, some pension commitments have been funded through insurance contracts held with insurance companies not related to the Group, and can therefore be considered qualifying insurance contracts and plan assets under IAS 19. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance contracts. As of December 31, 2014, 2013 and 2012, the fair value of the aforementioned insurance contracts (€382, €385 and €389 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.

Pensions are paid by the insurance companies with whom BBVA has effected the insurance contracts and to whom all insurance premiums have been paid. The premiums are determined by the insurance companies using “cash flow matching” techniques to ensure that benefits can be met when due, guaranteeing both the actuarial and interest rate risk.

In Mexico, there is a defined benefit plan for employees hired prior to 2001. Other employees participate in a defined contribution plan. External funds/trusts have been constituted locally to meet benefit payments as required by local regulation.

In The United States there are mainly two defined benefit plans, both closed to new employees, who instead are able to join a defined contribution plan. External funds/trusts have been constituted locally to fund the plans, as required by local regulation.

Medical benefit commitments

In Mexico there is a medical benefit plan for employees hired prior to 2007. New employees from 2007 are covered by medical insurance policy. An external trust has been constituted locally to meet the commitments, in accordance with local legislation and Group policy. The change in medical plan obligations and plan assets during financial years 2014, 2013 and 2012 was as follows:

	Millions of Euros
	2014			2013			2012
Medical Benefits Commitments	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)
Balance at the beginning	799	938	(140)	970	895	75	761	732	29
Current service cost	23	-	23	30	-	30	26	-	26
Interest income or expense	76	90	(14)	79	75	4	70	69	1
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	183	(183)	-	186	(186)	-	2	(2)
Past service costs (1)	-	-	-	-	-	-	(7)	-	(7)
Return on plan assets (2)	-	46	(46)	-	(140)	140	-	82	(82)
Remeasurements arising from changes in demographic assumptions	-	-	-	-	-	-	-	-	-
Remeasurements arising from changes in financial assumptions	181	-	181	(195)	-	(195)	92	-	92
Other actuarial gain and losses	10	-	10	(2)	-	(2)	16	-	16
Benefit payments	(28)	(28)	-	(28)	(28)	-	(26)	(26)	-
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	8	10	(2)	(54)	(49)	(6)	38	37	1
Other effects	0	1	(1)	(1)	(1)	-	-	-	-
Balance at the end	1,069	1,240	(171)	799	938	(140)	970	895	75

(1)	Including gains and losses arising from settlements.
(2)	Excluding interest, which is recorded under “Interest income or expense”.

The valuation of these benefits and their accounting treatment in the accompanying consolidated financial statements follow the same methodology as that employed in the valuation of pension commitments.

Estimated benefit payments

The estimated benefit payments over the next ten years for all the entities in Spain, Mexico and the United States are as follows:

	Millions of Euros
Estimated Benefit Payments	2015	2016	2017	2018	2019	2020-2024
Commitments in Spain	824	742	663	577	496	1,447
Commitments in Mexico	78	80	86	93	99	583
Commitments in The United States	13	13	14	15	16	94
Total	915	835	763	685	611	2,124

Plan assets

The majority of the Group’s defined benefit plans are funded by plan assets held in external funds/trusts legally separate from the Group sponsoring entity. However, in accordance with local regulation, some commitments are financed through internally held provisions, principally those relating to early retirements in Spain.

Plan assets are those assets which will be used to directly settle the assumed commitments and which meet the following conditions: they are not part of the Group sponsoring entity’s assets, they are available only to pay post-employment benefits and they cannot be returned to the Group sponsoring entity.

To manage the assets associated with defined benefit plans, BBVA Group has established investment policies designed according to criteria of prudence and minimizing the financial risks associated with plan assets.

The investment policy consists of investing in a low risk and diversified portfolio of assets with maturities consistent with the term of the benefit obligation and which, together with contributions made to the plan, will be sufficient to meet benefit payments when due, thus mitigating the plans’ risks.

In those countries where plan assets are held in pension funds or trusts, the investment policy is developed consistently with local regulation. When selecting specific assets, current market conditions, the risk profile of the assets and their future market outlook are all taken into consideration. In all the cases, the selection of assets takes into consideration the term of the benefit obligations as well as short-term liquidity requirements.

The risks associated with these commitments are those which give rise to a deficit in the defined benefit plan. A deficit could arise from factors such as a fall in the market value of plan assets, an increase in long-term interest rates leading to a decrease in the fair value of fixed income securities, or a deterioration of the economy resulting in more write-downs and credit rating downgrades.

The table below shows the allocation plan assets as of December 31, 2014:

Millions of Euros
Plan Assets Breakdown	2014
Cash or cash equivalents	68
Other debt securities (Government bonds)	2,076
Mutual funds	1
Asset-backed securities	88
Insurance contracts	382
Total	2,615
Of which:
Debt securities issued by BBVA	3

The following table provides details of investments in quoted markets (Level 1) during financial year 2014:

Millones de euros
Investments in quoted markets	2014
Cash or cash equivalents	68
Other debt securities (Government bonds)	2,076
Mutual funds	1
Asset-backed securities	88
Total	2,233
Of which:
Debt securities issued by BBVA	3

The remainder of the assets are invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts).

As at 31 December 2013 and 2012 the plan assets covering these commitments were almost entirely made up of fixed-income securities.

During 2015 the Group expects to make contributions to the plans similar to the actual contributions made during 2014.

24.1     Defined contribution commitments

Certain Group entities sponsor defined contribution plans. Some of these plans allow employees to make contributions which are then matched by the employer.

Contributions are recognized as and when they are accrued, with a charge to the consolidated income statement in the corresponding financial year. No liability is therefore recognized in the accompanying consolidated balance sheet (See Note 43.1).

25.     Common stock

As of December 31, 2014, BBVA’s common stock amounted to €3,023,956,105.55 divided into 6,171,338,995 shares. As a result of the increase carried out on January 14, 2015, due to the execution of the third of the capital increase described in this Note, BBVA’s common stock amounted to €3,050,212,729.62 divided into 6,224,923,938 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

The Bank’s shares are traded on the Spanish stock market, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of December 31, 2014, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., and BBVA Banco Frances, S.A. were listed on their respective local stock markets. BBVA Banco Frances, S.A. is also listed on the Latin American market of the Madrid Stock Exchange and on the New York Stock Exchange.

As of December 31, 2014, State Street Bank and Trust Co., The Bank of New York Mellon SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 11.65%, 7.46%, and 5.84% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On February 10, 2015, the Blackrock, Inc. reported to the Securities and Exchange Commission that, it had a holding of BBVA common stock totaling 4.99%.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets are due to the following common stock increases:

Capital Increase	Number of Shares	Common Stock (Millions of Euros)
As of December 31, 2012	5,448,849,545	2,670
Dividend option - April 2013	83,393,714	41
Convertible bonds conversion - July 2013	192,083,232	94
Dividend option - October 2013	61,627,952	30
As of December 31, 2013	5,785,954,443	2,835
Dividend option - April 2014	101,214,267	50
Dividend option - October 2014	41,746,041	20
Capital increase - November 2014	242,424,244	119
As of December 31, 2014	6,171,338,995	3,024

2014

“Dividend Option” Program:

The AGM held on March 14, 2014 under Point Four of the Agenda, resolved to perform four common stock increases, charged to voluntary reserves, to once again implement the program called the “Dividend Option” (see Note 4), pursuant to article 297.1 a) of the Corporations Act, delegating in the Board of Directors the ability to indicate the date on which said common stock increases should be carried out, within one year of the date on which the agreements are made.

On March 26, 2014, the Board of Directors of BBVA approved the execution of the first of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s common stock increased by €49,594,990.83 through the issue and circulation of 101,214,267 shares with a €0.49 par value each.

Likewise, on September 24, 2014, Board of Directors of BBVA approved the execution of the second of the capital increases charged to reserves agreed by the aforementioned AGM of March 14, 2014. As a result of this increase, the Bank’s common stock increased by €20,455,560.09 through the issue and circulation of 41,746,041 ordinary shares with a €0.49 par value each (see Note 4).

Similarly, on December 17, 2014, Board of Directors of BBVA approved the execution of the third of the capital increases charged to reserves agreed by the aforementioned AGM. As of January 15, 2015, the Bank’s common stock increased by €26,256,622.07 through the issue and circulation of 53,584,943 ordinary shares with a €0.49 par value each, of the same class and series as the shares currently in circulation, without issuance premium and represented by book entries. As a result of this increase, the Bank’s common stock reached €3,050,212,729.62 divided into 6,224,923,938 registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts.

Capital increase

On November 19, 2014, the Board of Directors of BBVA, exercising the authority delegated by the AGM held on March 16, 2012 under point Three of its Agenda, decided to carry out a capital increase though an accelerated bookbuilt offering.

On November 20, 2014, the capital increase finished with a total par value of €118,787,879.56 through the issue of 242,424,244 shares of BBVA, each with a par value of forty-nine euro cents (€0.49), of the same class and series as the shares currently in circulation and represented by book entries. The subscription price of these new shares was determined to be €8.25 per share. Therefore, the total effective amount of the Capital Increase was of €2,000,000,013 corresponding €118,787,879.56 to par value and €1,881,212,133.44 to share premium (see Note 26).

2013

“Dividend Option” Program:

The AGM held on March 15, 2013 under Point Four of the Agenda, resolved to perform two common stock increases, charged to voluntary reserves, to implement the “Dividend Option” program. This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said common stock increases should be carried out, within one year of the date on which the agreements are made (see Note 4).

On April 3, 2013, the Executive Committee approved the execution of the first of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s common stock increased by €40,862,919.86 through the issue and circulation of 83,393,714 shares with a €0.49 par value each. Likewise, on September 25, 2013, the Executive Committee approved the execution of the second of the capital increases charged to reserves agreed by the aforementioned AGM on March 15, 2013. As a result of this increase, the Bank’s common stock increased by €30,197,696.48 through the issue and circulation of 61,627,952 shares with a €0.49 par value each.

Convertible Bonds-December 2011:

On June 30, 2013, the maturity date of the issue, there was a mandatory conversion of the outstanding Convertible Bonds as of that date. An increase in the Bank’s common stock was carried out to satisfy the shares to be issued upon conversion by the issue and distribution of 192,083,232 ordinary shares at a par value of €0.49 each, amounting to a total of €94,120,783.68, with the share premium being €1,143,279,396.8640 (see Note 26).

Other resolutions of the General Shareholders Meeting on the issue of shares and other securities

Common stock increases:

The Bank’s AGM held on March 14, 2014 agreed, in point Four of the Agenda, section 4.4, a common stock increase charge to reserves through the issue and circulation of new ordinary shares with a €0.49 par value each, without share premium, which as of December 31, 2014 was not executed. This agreement is valid until March 13, 2015.

The Bank’s AGM held on March 16, 2012 agreed, in Point Three of the Agenda, to confer authority on the Board of Directors to increase common stock in accordance with Article 297.1.b) of the Corporations Act, on one or several occasions, within the legal deadline of five years from the date the resolution takes effect, up to the maximum nominal amount of 50% of the subscribed and paid-up common stock on the date on which the resolution is adopted. Likewise, an agreement was made to enable the Board of Directors to exclude the preemptive subscription right on those common stock increases in line with the terms of Article 506 of the Corporations Act. This authority is limited to 20% of the common stock of the Bank on the date the agreement is adopted.

Convertible and/or exchangeable securities:

At the AGM held on March 16, 2012 the shareholders resolved, in Point Five of the Agenda, to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into BBVA shares, for a maximum total of €12 billion. The powers include the right to establish the different aspects and conditions of each issue; to exclude the pre-emptive subscription right of shareholders in accordance with the Corporations Act; to determine the basis and methods of conversion and/or exchange; and to increase the Banks common stock as required to address the conversion commitments.

Other securities:

The Bank’s AGM held on March 11, 2011, in Point Six of the agenda, agreed to delegate to the Board of Directors, the authority to issue, within the five-year maximum period stipulated by law, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of debt instruments, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities (that are totally or partially exchangeable for shares already issued by the company itself or by another company, in the market or which can be settled in cash), or any other fixed-income securities, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a limited or indefinite period of time, up to a maximum nominal amount of €250 billion.

26.     Share premium

The changes in the balances under this heading in the accompanying consolidated balance sheets are due to the common stock increases carried out in 2014 and 2013 (see Note 25), as set out below:

Millions of Euros
Capital Increase	Share premium
As of December 31, 2012	20,968
Convertible bonds conversion - July 2013	1,143
As of December 31, 2013	22,111
Capital increase - November 2014	1,881
As of December 31, 2014	23,992

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

27.     Reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Reserves. Breakdown by concepts	Notes	2014	2013	2012
Legal reserve	27.1	567	534	481
Restricted reserve for retired capital	27.2	268	296	387
Reserves for balance revaluations		23	26	27
Voluntary reserves		6,784	6,387	6,013
Total reserves holding company (*)		7,642	7,243	6,908
Consolidation reserves attributed to the Bank and dependents consolidated companies.		13,294	12,524	12,623
Total Reserves		20,936	19,767	19,531

(*) Total reserves of BBVA, S.A. (See Appendix IX).

27.1        Legal reserve

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. The transfer must be made until the legal reserve reaches 20% of the share capital.

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient reserves available.

27.2        Restricted reserves

As of December 31, 2014, 2013 and 2012, the Bank’s restricted reserves are as follows:

	Millions of Euros
Restricted Reserves	2014	2013	2012
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares and loans for those shares	178	206	297
Restricted reserve for redenomination of capital in euros	2	2	2
Total	268	296	387

The restricted reserve for retired capital originated in the reduction of the nominal par value of the BBVA shares made in April 2000.

The most significant heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date, as well as the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the Introduction of the Euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Bank’s common stock in euros.

27.3        Reserves (losses) by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Reserves Assigned to the Consolidation Process	2014	2013	2012
Accumulated reserves (losses)
Holding Company (*)	11,604	11,972	9,969
BBVA Bancomer Group	7,564	6,275	5,589
BBVA Seguros, S.A.	1,727	1,561	1,447
Corporacion General Financiera, S.A.	746	605	1,118
BBVA Banco Provincial Group	1,592	1,231	906
BBVA Chile Group	1,045	959	873
Compañía de Cartera e Inversiones, S.A.	(15)	(28)	438
Anida Grupo Inmobiliario, S.L.	339	381	375
BBVA Suiza, S.A.	(17)	313	294
BBVA Continental Group	437	335	256
BBVA Luxinvest, S.A.	467	263	230
BBVA Colombia Group	492	315	79
BBVA Banco Francés Group	439	242	65
Banco Industrial De Bilbao, S.A.	43	(4)	35
Uno-E Bank, S.A.	(64)	15	(84)
Gran Jorge Juan, S.A.	(45)	(4)	(38)
BBVA Portugal Group	(519)	(357)	(177)
Participaciones Arenal, S.L.	(180)	(180)	(180)
BBVA Propiedad S.A.	(342)	(267)	(233)
Anida Operaciones Singulares, S.L.	(1,536)	(1,224)	(850)
Grupo BBVA USA Bancshares	(1,811)	(1,305)	(1,652)
Unnim Real Estate	(1,651)	(1,675)	15
Bilbao Vizcaya Holding S.A	70	63	51
Finanzia Autorenting, S.A.	(30)	(36)	(46)
Other	(51)	(134)	100
Subtotal	20,304	19,317	18,580
Reserves (losses) of entities accounted for using the equity method:
Citic International.Financial Holdings Limited (**)	197	124	859
Garanti Turkiye Bankasi Group	609	379	127
Metrovacesa	(68)	(30)	-
Tubos Reunidos, S.A.(***)	-	53	50
Occidental Hoteles Management, S.L.(**)	(94)	(93)	(91)
Other	(11)	18	6
Subtotal	633	450	951
Total Reserves	20,936	19,767	19,531

(*)	Corresponds to the reserve of the Bank after adjustments made through the consolidation process.
(**)	Reclassified during 2014 to “Non-current assets available for sale” (Note 15).
(***)	Reclassified during 2014 to “Available for sale financial assets” (Note 16).

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

28.     Treasury stock

In the years ended December 31, 2014, 2013 and 2012 the Group entities performed the following transactions with shares issued by the Bank:

	2014		2013		2012
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	6,876,770	66	15,462,936	111	46,398,183	300
+ Purchases	425,390,265	3,770	488,985,513	3,614	819,289,736	4,831
- Sales and other changes	(390,756,337)	(3,484)	(497,571,679)	(3,658)	(850,224,983)	(5,021)
+/- Derivatives on BBVA shares	-	(3)	-	-	-	1
+/- Other changes	-	-	-	(1)	-	-
Balance at the end	41,510,698	350	6,876,770	66	15,462,936	111
Of which:
Held by BBVA, S.A.	5,001,897	46	1,357,669	20	4,508,380	41
Held by Corporación General Financiera, S.A.	36,480,861	304	5,491,697	46	10,870,987	70
Held by other subsidiaries	27,940	-	27,404	-	83,569	-
Average purchase price in Euros	8.86		7.39		5.90
Average selling price in Euros	8.94		7.44		6.04
Net gain or losses on transactions (Stockholders’ funds-Reserves)		5		30		81

The percentages of treasury stock held by the Group in the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013		2012
Treasury Stock	Min	Max	Min	Max	Min	Max

% treasury stock	0.000%	0.699%	0.000%	0.718%	0.240%	1.886%

The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2014, 2013 and 2012 is as follows:

Shares of BBVA Accepted in Pledge	2014	2013	2012

Number of shares in pledge	97,795,984	111,627,466	132,675,070
Nominal value	0.49	0.49	0.49
% of share capital	1.58%	1.93%	2.43%

The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2014, 2013 and 2012 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	2014	2013	2012
Number of shares owned by third parties	101,425,692	101,184,985	109,348,019
Nominal value	0.49	0.49	0.49
% of share capital	1.64%	1.75%	2.01%

29.     Valuation adjustments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Valuation Adjustments	Notes	2014	2013	2012

Available-for-sale financial assets	12.4	3,816	851	(238)
Cash flow hedging		(46)	8	36
Hedging of net investments in foreign transactions		(373)	(100)	(243)
Exchange differences		(2,173)	(3,023)	(1,164)
Non-current assets held for sale		-	3	(104)
Entities accounted for using the equity method		(796)	(1,130)	(24)
Other valuation adjustments (Remeasurements)		(776)	(440)	(447)
Total		(348)	(3,831)	(2,184)

The balances recognized under these headings are presented net of tax.

Changes in 2014 in the table above are due mainly to positive market growth focused within “Available for sale financial assets”.

Within exchange differences, the exchange rate used for the Venezuelan currency in 2014 is the SICAD I rate, while the 2013 exchange rate was the official rate.

30.     Non-controlling interests

The breakdown by groups of consolidated entities of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Non-Controlling Interest	2014	2013	2012

BBVA Colombia Group	59	54	51
BBVA Chile Group	347	307	495
BBVA Banco Continental Group	839	691	697
BBVA Banco Provincial Group	958	1,041	883
BBVA Banco Francés Group	230	188	190
Other companies	78	90	56
Total	2,511	2,371	2,372

These amounts are broken down by groups of consolidated entities under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Profit attributable to Non-Controlling Interests	2014	2013	2012

BBVA Colombia Group	11	13	13
BBVA Chile Group	53	83	100
BBVA Banco Continental Group	195	268	209
BBVA Banco Provincial Group	131	295	265
BBVA Banco Francés Group	65	64	58
Other companies	9	30	6
Total	464	753	651

Dividends distributed to non-controlling interests of the Group during 2014 are: BBVA Banco Provincial €116 million, BBVA Banco Continental €90 million, BBVA Chile €16 million, BBVA Colombia €4 million and other Spanish entities accounted for €14 million.

31.     Capital base and capital management

Capital base

Up to December 31, 2013, Bank of Spain Circular 3/2008 of May 22 on determination and control of minimum capital base, regulated capital requirements for Spanish financial institutions, both individual and consolidated entities.

On June 27, 2013 the European Union Official Bulletin published a new regulation on capital requirements (CRDIV) that came into effect on January 1, 2014 and made up of:

●

Directive 2013/36/UE, of June 26 of the European Parliament on access to credit institution and investment firm activities and on prudential supervision credit institutions and investment firms. This regulation modifies Directive 2002/87/CE and revokes directives 2006/48/CE and 2006/49/CE; and

●	Regulation (UE) N° UE 575/2013 of June 26 of the European Parliament on prudential requirements on credit institutions and investment firms. This regulation modifies regulation (UE) N° 648/2012

These directives require the adoption by a national law while the regulation is effective immediately.

In Spain, Royal Decree Law 14/2013 of November 29, on urgent measures to adapt Spanish Law to the European Union regulation on supervision and solvency of financial institutions, partially adapted the European regulation (Directive 2013/36/UE) to Spanish Law and allowed Bank of Spain, through its fifth clause, to exercise the use of options available to domestic regulating authorities in regulation UE 575/2013.

This regulation came into effect on January 1, 2014. From this date on, any clauses from the previous regulation (Circular 3/2008 of Bank of Spain) that contradict the new European regulation were revoked. Additionally, on February 5, 2014, Bank of Spain Circular 2/2014 of January 31 was published so that, in accordance with Regulation N° 575/2013 that grants domestic authorities certain capacities, Bank of Spain could make use of some of the permanent regulatory options of said regulation.

Also, Law 10/2014, of June 26, of organization, supervision and solvency of credit institutions, has continued with the adaptation of CRD-IV to the legal Spanish regulatory framework.

All of the above represents the current regulation on minimum capital base requirements for Spanish credit institutions – both as individual entities and as consolidated groups– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

The minimum capital base requirements established by the current regulation are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said regulation and the internal Corporate Governance obligations.

The Group’s bank capital in accordance with the aforementioned applicable regulation, considering entities scope required by the above regulation, as of December 31, 2014, 2013 and 2012 is shown below: (please note that the information for the latter period has been adapted to the new presentation format for comparison purposes):

	Millions of Euros
Capital Base	2014 (*)	2013	2012

Common Equity Tier 1 Capital	41,937	35,825	33,757
Common Stock	3,024	2,835	2,670
Parent company reserves	42,406	41,371	38,149
Reserves in consolidated companies	(1,204)	(3,380)	1,042
Non-controlling interests	1,992	2,069	2,025
Convertible securities	-	-	1,238
Deductions (Goodwill and others)	(6,152)	(8,534)	(11,702)
Attributed net income (less dividends)	1,871	1,464	335
Aditional Tier 1 Capital	-	2,119	-

Preferred securities and contingent convertible securities	4,205	2,905	1,836
Deductions and others	(4,205)	(786)	(1,836)
Tier 1 Capital	41,937	37,944	33,757
Tier 2 Capital	11,046	4,515	4,461
Other deductions		(786)	(2,636)
Total Equity	52,983	41,673	35,582

Minimum equity required	28,047	25,871	36,858

(*) Provisional data

The comparison of the amounts as of December 31, 2014 with respect to the amounts as of December 31, 2013 is affected by the differences between the existing regulations on both periods.

Changes during the year 2014 in the amount of Tier 1 capital in the table above are mainly due to the accumulated profit net dividends until December, the capital increase mentioned in Note 25 and also reissuing contingent convertible perpetual securities (see Note 21.4). This increase was partially offset by new deductions that entered into force on January 1, 2014 mainly equity adjustment for prudent valuation, certain indirect or synthetic positions of treasury shares, interests in significant financial institutions, deferred tax assets and the lowest computability of certain elements (non-controlling interests, preferred shares).

The Tier 2 capital increase is mainly due to movements in other subordinated liabilities (see Note 21.4).

With regard to minimum capital requirements, the increase is mainly due to the different criteria applied with regard to computing requirements according to CRR (new requirements such as adjustments for Credit Valuation Adjustment (CVA) for deferred tax assets or significant stakes in financial institutions in the amount not deducted, etc.) and increased activity in the Group’s units, mainly outside Europe.

A reconciliation of net equity and regulatory capital is provides below:

Millions of Euros
Eligible capital resources	Reconciliation of shareholders’ equity with regulatory capital
Capital	3,024
Share premium	23,992
Reserves	20,936
Other equity instruments	67
Own shares in portfolio	(350)
Attributable net income	2,618
Attributable dividend	(841)
Shareholders’ equity (Public Balance sheet)	49,446
Valuation adjustments	(348)
Non-controlling interests	2,511
Total Equity (Public Balance sheet)	51,609
Shares and other eligible preferred securities	4,205

Goodwill and other and other intangible assets	(1,748)
Funding Treasury stock	(124)
Deductions	(1,872)

Valuation adjustments not eligible as basic capital	(3,567)
Capital gains from the Available for sale fixed-income portfolio	(2,713)
Capital gains from the Available-for-sale equity portfolio	(854)
Exchange-rate variations non-current assets held for sale
Valuation adjustments not eligible as basic capital (non-controlling interests)	(14)
Non-controlling interests valuation adjustments	(14)
Other deductions	(126)
Equity not eligible at solvency level	(3,707)

Other adjustments	(1,308)

Tier 1 (before deductions)	48,927

(-) Deductions 50% Tier 1	(6,990)

Tier 1	41,937

The amounts of goodwill and intangible assets that are deducted are calculated based on the timelines for implementation for this deduction which, in 2014 according to the CRR, was 20% in common equity Tier 1 capital. The same happens with the rest of deductions.

The valuation adjustments of available for sale instruments are not taken into account, also based on the timelines for implementation, although in this case, since it is the first year of implementation, the percentage is zero.

Finally, Tier 1 deductions mainly relate to goodwill and intangible assets not deducted from common equity Tier 1 capital (the remaining 80%).

A reconciliation of the balance sheet to the accounting regulatory perimeter (provisional data) as of December 31, 2014 is provided below:

		Millions of Euros
Public balance sheet headings	Public balance sheet	Insurance companies and real estate companies	Jointly- controlled entities and other adjustments	Regulatory balance sheet
Cash and balances with central banks	31,430	(1)	2,480	33,909
Financial assets held for trading	83,258	(1,008)	2,327	84,577
Other financial assets designated at fair value through profit or loss	2,761	(2,189)	18	590
Available for sale financial assets	94,875	(18,394)	3,875	80,356
Loans and receivables	372,375	(859)	17,959	389,475
Held to maturity investments	-	-	-	-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	121	-	-	121
Hedging derivatives	2,551	(169)	15	2,396
Non-current assets held for sale	3,793	(19)	99	3,873
Investments in entities accounted for using the equity method	4,509	3,615	(3,891)	4,233
Other	36,270	(1,807)	3,580	38,043
Total assets	631,942	(20,830)	26,460	637,572

Capital management

Capital management in the BBVA Group has a twofold aim:

●	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

●

Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinate debt.

This capital management is carried out determining the capital base and the solvency ratios established by the prudential and minimum capital requirements also have to be met for the entities subject to prudential supervision in each country.

The current regulation allows each entity to apply its own internal ratings-based (IRB) approach to risk assessment and capital management, subject to Bank of Spain approval. The BBVA Group carries out an integrated management of these risks in accordance with its internal policies and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios (see Note 7).

Comprehensive assessment of banks

On October 26, 2014 the results of the comprehensive evaluation (“Comprehensive Assessment”) by the ECB along with EBA were published. This examination consisted mainly of a comprehensive review of the quality of assets (Asset Quality Review or AQR, for short) and a resistance exercise (stress test). The goal is to quantify the potential capital shortfall of each entity prior to the entry into operation of the SSM, in which the main European banks will begin to be directly supervised by the ECB. This assessment has had no impact on the consolidated financial statements of the Group.

32.     Contingent risks and commitments

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of euros
Contingent Risks and Commitments	2014	2013	2012

Contingent Risks
Collateral, bank guarantees and indemnities	28,297	28,082	29,976
Rediscounts, endorsements and acceptances	47	39	36
Letter of credit and others	5,397	5,422	7,007
Total Contingent Risks	33,741	33,543	37,019
Contingent Liabilities			-
Balances drawable by third parties:	96,714	87,542	83,519
Credit institutions	1,057	1,583	1,946
Government and other government agencies	1,359	4,354	1,360
Other resident sectors	21,784	20,713	21,982
Non-resident sector	72,514	60,892	58,231
Other contingent liabilities	9,538	6,628	6,623
Total Contingent liabilities	106,252	94,170	90,142
			-
Total contingent risks and contingent liabilities	139,993	127,713	127,161

Since a significant portion of the amounts above will expire without any payment obligation materializing for the consolidated entities, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In 2014, 2013 and 2012 no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.

33.     Other contingent assets and liabilities

As of December 31, 2014, 2013 and 2012 there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the financial statements.

34.     Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of December 31, 2014, 2013 and 2012 is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	2014	2013	2012

Financial instruments sold with repurchase commitments		66,326	55,503	56,196
Central Banks	9	8,774	5,636	5,614
Credit Institutions	21.1	32,935	22,007	21,533
Government and other government agencies	21.2	3,022	8,512	16,607
Other resident sectors	21.2	13,306	11,608	8,443
Non-resident sectors	21.2	8,289	7,740	3,999

Financial instruments purchased with resale commitments		17,639	11,397	10,378
Central Banks	9	209	120	476
Credit Institutions	13.1	10,440	6,828	6,783
Government and other government agencies	13.2	378	-	-
Other resident sectors	13.2	5,932	4,039	2,516
Non-resident sectors	13.2	680	410	602

A breakdown of the maturity of other payment obligations, not included in previous notes, due after December 31, 2014 is provided below:

	Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	-	-	-	-	-
Operating leases	267	272	272	2,410	3,221
Purchase commitments	50	-	-	-	50
Technology and systems projects	33	-	-	-	33
Other projects	17	-	-	-	17
Total	317	272	272	2,410	3,271

35.     Transactions on behalf of third parties

As of December 31, 2014, 2013 and 2012 the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	2014	2013	2012

Financial instruments in custody	602,791	560,640	502,047
Conditional bills and other securities received for collection	4,438	3,505	3,951
Securities received in credit	3,945	3,844	5,915

As of December 31, 2014, 2013 and 2012 customer assets managed by the BBVA Group are as follows:

	Millions of Euros
Off-Balance Sheet Customer Funds by Type	2014	2013	2012

Commercialized by the Group
Investment companies and mutual funds	52,922	43,600	40,118
Pension funds	24,755	21,074	84,500
Customer portfolios managed on a discretionary basis	35,129	31,073	28,138
Of which:
Portfolios managed on a discretionary	17,187	7,038	11,998
Commercialized by the Group managed by third parties outside the Group
Investment companies and mutual funds	3,197	127	70
Pension funds	30	30	29
Saving insurance contracts	-	-	-
Total	116,033	95,904	152,855

36.     Interest income and expense and similar items

36.1        Interest and similar income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Origin.	2014	2013	2012

Central Banks	132	262	259
Loans and advances to credit institutions	235	356	382
Loans and advances to customers	17,565	18,092	19,247
Government and other government agency	693	842	901
Resident sector	3,754	4,491	5,784
Non resident sector	13,118	12,758	12,562
Debt securities	3,486	3,465	3,651
Held for trading	1,134	980	1,225
Available-for-sale financial assets and held-to-maturity investments (*)	2,352	2,484	2,426
Rectification of income as a result of hedging transactions	(321)	(292)	(369)
Insurance activity	1,199	1,137	1,049
Other income	542	492	596
Total	22,838	23,512	24,815

(*)	Held for sale portfolio was reclassified entirely to “Available for sale financial assets” in 2013.

The amounts recognized in consolidated equity in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during 2014, 2013 and 2012 are given in the accompanying “Consolidated statements of recognized income and expenses”.

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Income Resulting from Hedge Accounting	2014	2013	2012

Cash flow hedging	6	51	52
Fair value hedging	(327)	(343)	(421)
Total	(321)	(292)	(369)

36.2        Interest and similar expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest and Similar Expenses. Breakdown by Origin	2014	2013	2012

Bank of Spain and other central banks	62	161	350
Deposits from credit institutions	1,012	1,165	1,499
Customers deposits	4,246	4,516	4,644
Debt certificates	2,062	3,067	3,008
Subordinated liabilities	484	516	668
Rectification of expenses as a result of hedging transactions	(930)	(1,182)	(1,180)
Cost attributable to pension funds (Note 26)	172	199	256
Insurance activity	912	855	742
Other charges	436	315	354
Total	8,456	9,612	10,341

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Expenses Resulting from Hedge Accounting	2014	2013	2012

Cash flow hedging	(18)	1	9
Fair value hedging	(912)	(1,183)	(1,189)
Total	(930)	(1,182)	(1,180)

36.3        Average return on investments and average borrowing cost

The detail of the average return on investments in the years ended December 31, 2014, 2013 and 2012 is as follows:

	Millions of Euros
	2014			2013			2012
Asset	Average Balances	Interest and Similar Income	Average Interest Rates (%)	Average Balances	Interest and Similar Income	Average Interest Rates (%)	Average Balances	Interest and Similar Income	Average Interest Rates (%)
Cash and balances with central banks	25,049	132	0.53	26,463	262	0.99	24,574	259	1.05
Securities portfolio and derivatives	176,497	4,505	2.55	166,013	4,385	2.64	164,435	4,414	2.68
Loans and advances to credit institutions	24,727	238	0.96	25,998	411	1.58	25,122	442	1.76
Loans and advances to customers	328,183	17,803	5.42	335,248	18,325	5.47	347,336	19,497	5.61
Euros	186,965	4,843	2.59	204,124	5,835	2.86	217,533	7,267	3.34
Foreign currency	141,218	12,960	9.18	131,125	12,489	9.52	129,802	12,230	9.42
Other finance income	-	-	-	-	-	-	-	-	-
Other assets	45,951	159	0.35	45,982	128	0.28	46,613	203	0.44
Totals	600,407	22,838	3.80	599,705	23,512	3.92	608,081	24,815	4.08

The average borrowing cost in the years ended December 31, 2014, 2013 and 2012 is as follows:

	Millions of Euros
	2014			2013			2012
Liabilities	Average Balances	Interest and Similar Expenses	Average Interest Rates (%)	Average Balances	Interest and Similar Expenses	Average Interest Rates (%)	Average Balances	Interest and Similar Expenses	Average Interest Rates (%)
Deposits from central banks and credit institutions	81,860	1,292	1.58	86,600	1,551	1.79	104,231	2,089	2.00
Customer deposits	307,482	4,555	1.48	290,105	4,366	1.51	271,828	4,531	1.67
Euros	160,930	1,945	1.21	153,634	1,734	1.13	146,996	1,828	1.24
Foreign currency	146,552	2,610	1.71	136,470	2,632	1.93	124,832	2,703	2.16
Debt certificates and subordinated liabilities	80,355	1,611	2.00	94,130	2,812	2.99	102,563	2,783	2.71
Other finance expenses	-	-	-	-	-	-	-	-	-
Other liabilities	83,620	998	1.19	82,257	883	1.07	86,627	938	1.08
Equity	47,091	-	-	46,614	-	-	42,832	-	-
Totals	600,407	8,456	1.41	599,705	9,612	1.60	608,081	10,341	1.70

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of exchange rate effect, changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros
	2014 / 2013			2013 / 2012
Interest Income and Expense and Similar Items. Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	(14)	(116)	(130)	20	(16)	4
Securities portfolio and derivatives	277	(157)	120	42	(71)	(29)
Loans and advances to credit institutions	(20)	(153)	(173)	15	(46)	(31)
Loans and advances to customers	(386)	(135)	(521)	(679)	(494)	(1,173)
In Euros	(491)	(502)	(992)	(448)	(984)	(1,432)
In other currencies	961	(490)	471	125	135	259
Other assets	(0)	31	31	(3)	(72)	(75)
Interest and similar incomes	28	(702)	(674)	(342)	(961)	(1,303)
Deposits from central banks and credit institutions	(85)	(174)	(259)	(353)	(185)	(538)
Customer deposits	262	(73)	189	305	(469)	(164)
In Euros	82	129	211	83	(176)	(94)
In other currencies	194	(216)	(22)	252	(323)	(71)
Debt certificates and subordinated liabilities	(411)	(789)	(1,201)	(229)	257	28
Other liabilities	15	100	115	(47)	(7)	(56)
Interest and similar expenses	11	(1,167)	(1,156)	(142)	(586)	(729)
Net Interest Income			482			(575)

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

37.     Income from equity instruments

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 38), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	2014	2013	2012

Dividends from:
Financial assets held for trading	137	72	106
Available-for-sale financial assets	394	163	285
Total	531	235	390

The increase between 2013 and 2014 is mainly due to two factors:

●	The resumption of Telefonica S.A. dividends in 2014,

●	The reclassification of CNCB in October 2013 to “Financial assets held for sale”, which means that dividends earned are accounted for through this caption.

38. Share of profit or loss of entities accounted for using the equity method

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2014	2013	2012
CITIC Group (*)	71	430	726
Garanti Group	312	265	312
Metrovacesa, S.A.	(75)	(32)	(31)
Other	35	31	32
Total	343	694	1,039

(*)

As of December 31, 2014 this investment only includes the results of CIFH until November 30, 2014 (see Note 3). As of December 31, 2013 this investment included profit and loss of CIFH and the profit and loss of CNCB up to the moment of sale and reclassification (see Note 3).

39.      Fee and commission income

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Income	2014	2013	2012

Commitment fees	184	190	186
Contingent risks	297	316	334
Letters of credit	41	50	56
Bank and other guarantees	256	266	278
Arising from exchange of foreign currencies and banknotes	18	23	24
Collection and payment services income	3,119	3,095	2,881
Bills receivables	77	68	77
Current accounts	321	349	381
Credit and debit cards	2,061	1,989	1,756
Checks	219	237	222
Transfers and others payment orders	329	329	313
Rest	112	123	132
Securities services income	1,178	1,142	1,120
Securities underwriting	83	74	100
Securities dealing	190	205	194
Custody securities	310	323	328
Investment and pension funds	465	413	375
Rest assets management	130	127	123
Counseling on and management of one-off transactions	17	14	7
Financial and similar counseling services	75	45	41
Factoring transactions	34	37	38
Non-banking financial products sales	118	109	97
Other fees and commissions	490	507	562
Total	5,530	5,478	5,290

40.      Fee and commission expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Expenses	2014	2013	2012

Brokerage fees on lending and deposit transactions	1	1	3
Fees and commissions assigned to third parties	1,020	894	817
Credit and debit cards	881	762	685
Transfers and others payment orders	63	49	42
Securities dealing	4	5	11
Rest	72	78	79
Other fees and commissions	335	333	314
Total	1,356	1,228	1,134

41. Net gains (losses) on financial assets and liabilities (net)

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Heading of the Balance Sheet	2014	2013	2012
Financial assets held for trading	11	540	653
Other financial assets designated at fair value through profit or loss	27	49	69
Other financial instruments not designated at fair value through profit or loss	1,397	1,019	914
Available-for-sale financial assets	1,400	1,046	801
Loans and receivables	31	126	51
Rest	(34)	(153)	62
Total	1,435	1,608	1,636

The breakdown of the balance under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Nature of the Financial Instrument	2014	2013	2012
Debt instruments	1,683	1,167	1,101
Equity instruments	345	883	(51)
Loans and advances to customers	35	46	38
Derivatives	(648)	(444)	591
Customer deposits	(4)	13	30
Rest	24	(56)	(73)
Total	1,435	1,608	1,636

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Derivatives Trading and Hedging	2014	2013	2012

Trading derivatives
Interest rate agreements	(429)	139	473
Security agreements	34	(596)	(63)
Commodity agreements	(1)	(1)	(12)
Credit derivative agreements	76	(59)	(47)
Foreign-exchange agreements	(285)	122	66
Other agreements	4	31	7
Subtotal	(601)	(364)	424
Hedging Derivatives Ineffectiveness	-
Fair value hedging	(47)	(98)	167
Hedging derivative	(488)	(877)	(464)
Hedged item	441	779	631
Cash flow hedging	-	18	-
Subtotal	(47)	(80)	167
Total	(648)	(444)	591

In addition, in 2014, 2013 and 2012, under the heading “Exchange differences (net)” of the income statement, net amounts of positive €39 million, positive €137 million and negative €373 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

42.      Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Income	2014	2013	2012
Income on insurance and reinsurance contracts	3,622	3,761	3,631
Financial income from non-financial services	650	851	807
Of Which: Real estate companies	464	445	278
Rest of other operating income	309	383	327
Of Which: from rented buildings	65	73	57
Total	4,581	4,995	4,765

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Expenses	2014	2013	2012
Expenses on insurance and reinsurance contracts	2,714	2,831	2,646
Change in inventories	506	495	406
Of Which: Real estate companies	448	428	267
Rest of other operating expenses	2,200	2,507	1,653
Of Which: Contributions to guaranteed banks deposits funds	753	1,021	668
Total	5,420	5,833	4,705

43.      Administration costs

43.1      Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of euros
Personnel Expenses	Notes	2014	2013	2012
Wages and salaries		4,108	4,232	4,192
Social security costs		683	693	657
Transfers to internal pension provisions	24	58	70	54
Contributions to external pension funds	24	63	80	84
Other personnel expenses		498	513	480
Total		5,410	5,588	5,467

The breakdown of the average number of employees in the BBVA Group in the years ended December 31, 2014, 2013 and 2012, by professional categories and geographical areas, is as follows:

	Average Number of Employees
Average Number of Employees by Geographical Areas	2014	2013	2012
Spanish banks
Management Team	1,079	1,127	1,129
Other line personnel	21,452	22,375	21,970
Clerical staff	3,793	4,474	4,267
Branches abroad	758	794	886
Subtotal	27,081	28,770	28,252
Companies abroad
Mexico	28,798	28,309	28,187
United States	10,193	10,689	11,070
Venezuela	5,221	5,292	5,384
Argentina	5,368	5,229	5,147
Colombia	5,464	5,033	4,679
Peru	5,312	5,171	4,851
Other	4,829	5,056	5,777
Subtotal	65,184	64,779	65,095
Pension fund managers	278	2,181	5,505
Other non-banking companies	16,695	16,859	15,072
Total	109,239	112,589	113,924

The breakdown of the number of employees in the BBVA Group as of December 31, 2014, 2013 and 2012 by category and gender, is as follows:

Number of Employees at the period end Professional Category and Gender	2014		2013		2012
	Male	Female	Male	Female	Male	Female
Management Team	1,579	358	1,675	363	1,708	355
Other line personnel	24,103	21,845	24,375	21,828	25,733	23,218
Clerical staff	25,601	35,284	25,812	35,252	27,311	37,527
Total	51,283	57,487	51,862	57,443	54,752	61,100

The breakdown of the average number of employees in the BBVA Group in the years ended December 31, 2014, 2013 and 2012 is as follows:

Average Number of Employees Breakdown by Gender	2014		2013		2012
	Male	Female	Male	Female	Male	Female
Average Number of Employees BBVA Group	51,724	57,515	53,325	59,263	53,815	60,109
Of which:
BBVA, S.A.	14,742	12,320	15,522	12,339	15,440	11,557

43.1.1      Share-based employee remuneration

The amounts recognized under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements for the years ended December 31, 2014, 2013 and 2012 corresponding to the plans for remuneration based on equity instruments in force in each year, amounted to €68, €60 and €60 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Stockholders’ funds – Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group’s plans for remuneration based on equity instruments are described below.

System of Variable Remuneration in Shares

The BBVA General Meeting, held on March 11, 2011, approved a system of variable remuneration in shares for the BBVA Management Team, including the executive directors and members of the Management Committee (the “System of Variable Remuneration in Shares for the Management Team” or the “System”), whose conditions for 2014 were approved by the BBVA General Meeting, held on March 14, 2014.

This system is based on a specific incentive for members of the Management Team (made up of approximately 2,200 recipients) (the “Incentive”) comprising the annual allocation to each beneficiary of a number of units that provide the basis for determining the number of shares to which, where applicable, they will be entitled when the Incentive is settled. These depend on the level of delivery against indicators established each year by the General Meeting, taking into account the performance of Total Shareholder Return (TSR); the Group Economic Profit without one-offs; and the Group Attributable Profit without extraordinary items.

This incentive, plus the ordinary variable remuneration in cash to which each manager is entitled, comprises their annual variable remuneration (the “Annual Variable Remuneration”).

After each financial year-end, the number of units allocated is divided into three parts indexed to each one of the indicators as a function of the weightings established at any time and each one of these parts is multiplied by a coefficient of between 0 and 2 as a function of the scale defined for each indicator every year.

The shares resulting from this calculation are subject to the following withholding criteria:

●	40% of the shares received will be freely transferrable by the beneficiaries from the time of their vesting;

●	30% of the shares received will become transferrable after one year has elapsed from the incentive settlement date; and

●	The remaining 30% will become transferrable after two years have elapsed from the incentive settlement date.

Apart from this, the Bank also has a specific system for settlement and payment of the variable remuneration applicable to employees and managers, including the executive directors and members of the Management Committee, performing professional activities that may have a significant impact on the risk profile of the entity or perform control duties (hereinafter, the “Identified staff”).

The specific rules for settlement and payment of the Annual Variable Remuneration of executive directors and members of the Management Committee are described in Note 53, while the rules listed below are applicable to the rest of the Identified staff:

●	At least 50% of the total Annual Variable Remuneration of the members of the management team in the Identified staff will be paid in BBVA shares.

●	Those in the Identified staff who are not members of the management team will receive 50% of their ordinary variable remuneration in BBVA shares.

●	The payment of 40% of their variable remuneration, both in cash and in shares, will be deferred in time. The deferred amount will be paid one third a year over the following three years.

●

All the shares delivered to these beneficiaries pursuant to the rules explained in the previous paragraph will be unavailable during one year after they have vested. This withholding will be applied against the net amount of the shares, after discounting the part needed to pay the tax accruing on the shares received. A prohibition has also been established against hedging with unavailable vested shares and shares pending reception.

●

Moreover, circumstances have been defined in which the payment of the deferred Annual Variable Remuneration payable may be capped or impeded (malus clauses), and the adjustment to update these deferred parts has also been determined.

●

Finally, the variable component of the remuneration corresponding to the Identified Staff is limited to a maximum amount of the 100% of the fix component of the total remuneration, unless the General Meeting approves to increase this limit that, in any case, cannot exceed 200% of the fix component of the total remuneration.

For this purpose, the BBVA General Meeting held on March 14, 2014 approved, in accordance with the current laws applicable, that the variable component of the remuneration, corresponding to a year, of the executive directors and certain managers and employees with significant impact on the risk profile of the entity or perform control duties, can reach the 200% of the fix component of the total remuneration, all according to the Report of Recommendations issued by the Board of Directors of BBVA dated January 30, 2014.

When the term of the Incentive ended on December 31, 2014, the multiplier applicable to the units allocated to each beneficiary was 0.4775. This resulted in a total number of 3,134,540 shares for the Management Team as a whole, subject to the settlement and payment system described above.

Likewise, during 2014 the shares corresponding to the deferred part of the Annual Variable Remuneration corresponding to previous years and its updates have been granted to the beneficiary members of the Identified Staff. Therefore, during 2014 534,953 shares have been granted corresponding to the first third of the Deferred Variable Remuneration in 2012, plus €171,185 as an adjustment for the updated value of the shares vested; and a total of 817,012 shares corresponding to the second third of the Deferred Variable Remuneration in 2011, plus €602,138 as an adjustment for the updated value of the shares vested.

Likewise, during 2014 the shares corresponding to the deferred part of the 2010-2011 Multi-Year Variable Share Remuneration Programme (hereinafter the “Programme” or the “LTI 2010-2011”) have been granted to the beneficiaries of BBVA Compass as it is described below:

When the term of LTI 2010-2011approved by the General Meeting, 12th March 2010, ended on 31st December 2011, it was settled in application of the conditions established when it began.

However, with respect to those Programme beneficiaries who are members of the Identified staff described above, the Bank’s General Meeting, 16th March 2012, approved the modification of the settlement and payment system for the LTI 2010-2011 in order to align it with the special rules applicable to employees performing professional activities that may have a significant impact on the risk profile of the entity or perform control duties, including executive directors and members of the Management Committee, such that:

●

The payment of 40% of the shares resulting from settlement of the Programme (50% in the case of executive directors and other members of the Management Committee) was deferred to vest in thirds in 2013, 2014 and 2015.

●

The shares paid will not be availed during a period of one year as of their vesting date. This withholding is applicable to the net amount of the shares, after discounting the part needed to pay taxes on the shares received.

●

The vesting of the deferred shares will be subject to the application of the circumstances limiting or impeding payment of the variable remuneration (malus clauses) established by the Board of Directors; and

●	The deferred shares will be adjusted to reflect their updated value.

Thus, under the conditions established in the Deferred Variable Remuneration, in 2014 the Identified staff vested a total of 351,105 shares, equivalent to the second third of the deferred part of the shares resulting from settlement of the Programme, plus €259,818 as an adjustment for the updated value of the shares vested. The payment of the remaining one third of the deferred shares resulting from the settlement of the Programme was deferred until the first quarter of 2015.

The settlement and payment of the shares arising from this Programme for the executive directors and members of the Management Committee was carried out according to the scheme defined for such purpose, as described in Note 53.

Finally, during 2014 the shares corresponding to BBVA Long-Term Incentive in the United States have been granted to beneficiaries of that geography:

When the term of the Long-Term Incentive 2010-2012 for the BBVA Compass Management Team ended on 31st December 2012, it was settled in application of the conditions established when it began.

It was agreed on that the conditions for this incentive plan would be the same as those for the LTI 2010-2011 detailed above for those Program beneficiaries.

Thus, during 2014, 6,910 shares have been granted to beneficiaries of BBVA Compass, corresponding to the first third of the deferred part of the resulting shares of the LTI 2010-2011 settlement, and €2,211 as an adjustment of granted shares. There are still two thirds deferred for 2015 and 2016.

Additionally, the BBVA Compass remuneration structure includes long-term incentive programs in shares for employees in certain key positions that do not belong to the Management Team. These plans run over a three-year term. On December 31, 2014 there are three existing programs (2012-2014, 2013-2015 and 2014-2016).

Once the 2011-2013 program have finished, 157,480 shares, corresponding to this program, have been granted during 2014.

43.2         General and administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
General and Administrative Expenses	2014	2013	2012
Technology and systems	585	714	735
Communications	271	294	311
Advertising	213	336	359
Property, fixtures and materials	911	920	873
Of which: Rent expenses (*)	461	470	490
Taxes other than income tax	418	421	417
Other expenses	1,606	1,428	1,234
Total	4,004	4,113	3,929

(*) The consolidated companies do not expect to terminate the lease contracts early.

44.      Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Depreciation and Amortization	Notes	2014	2013	2012
Tangible assets	17	611	581	565
For own use		589	560	543
Investment properties		22	21	22
Assets leased out under financial lease		-	-	-
Other Intangible assets	18.2	535	514	413
Total		1,145	1,095	978

45.      Provisions (net)

In the years ended December 31, 2014, 2013 and 2012 the net allowances charged to the income statement under the headings “Provisions for pensions and similar obligations”, “Provisions for contingent risks and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” in the accompanying consolidated income statements are as follows:

		Millions of Euros
Provisions (Net)	Notes	2014	2013	2012
Provisions for pensions and similar obligations	24	816	373	433
Provisions for contingent risks and commitments	7.3.8	14	38	55
Provisions for taxes and other legal contingencies		94	14	10
Other Provisions		218	184	143
Total		1,142	609	641

46.      Impairment losses on financial assets (net)

The breakdown of impairment losses on financial assets by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros
Impairment Losses on Financial Assets (Net)	Notes	2014	2013	2012
Available-for-sale financial assets	12	36	36	41
Debt securities		19	5	(5)
Other equity instruments		17	31	46
Loans and receivables	7.3.8	4,304	5,577	7,817
Of which:
Recovery of written-off assets	7.3.7	443	362	337
Total		4,340	5,612	7,859

47.      Impairment losses on other assets (net)

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros
Impairment Losses on Other Assets (Net)	Notes	2014	2013	2012
Goodwill and investment in entities	18.1 - 16	-	5	54
Other intangible assets	18.2	8	9	-
Tangible assets	17	97	160	90
For own use		35	32	1
Investment properties		61	127	89
Inventories	20	192	270	956
Rest		-	24	24
Total		297	467	1,123

48.      Gains (losses) on derecognized assets not classified as non-current assets held for sale

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified as Non-current Assets Held for Sale	2014	2013	2012
Gains
Disposal of investments in subsidiaries	28	67	31
Disposal of tangible assets and other	38	637	22
Losses:
Disposal of investments in subsidiaries	-	(2,601)	(25)
Disposal of tangible assets and other	(20)	(18)	(25)
Total	46	(1,915)	3

During 2013, the heading “Losses - Disposal of investments in subsidiaries” included, mainly, the realized losses for the sale of the stake in CNCB. The heading “Gains - Disposal of tangible assets and other” included the realized gains of the reinsurance agreement that was entered into with the reinsurance entity Scor Global Life.

49.      Gains (losses) on non-current assets held for sale

49.1	Gains (losses) on non-current assets held for sale not classified as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

		Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale not classified as discontinued operations	Notes	2014	2013	2012
Gains (losses) on sale of real estate		(5)	(25)	(85)
Impairment of non-current assets held for sale	15	(406)	(602)	(524)
Impairment and gains (losses) on sale of investments classified as assets held for sale		(42)	228	(15)
Total		(453)	(399)	(624)

49.2	Gains (losses) on non-current assets held for sale classified as discontinued operations

The earnings generated by discontinued operations are shown below (see Note 3). During 2014, no earnings were generated by discontinued operations.

	Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale classified as discontinued operations	2014	2013	2012
Interest income/(charges)	-	3	11
Income for companies accounted for using the equity method	-	8	9
Net fee and commission income	-	210	686
Gains/losses on financial assets and liabilities	-	8	65
Exchange differences	-	-	-
Other operating income (net)	-	(8)	(2)
Total income	-	222	769
Personnel expenses	-	(51)	(139)
Other general administrative expenses	-	(29)	(89)
Depreciation and amortization	-	(5)	(10)
Provisions	-	(1)	(6)
Impairment losses on financial assets	-	-	-
Profit (loss) from operations	-	136	525
Gains (losses) on disposal of assets not classified as non-current assets held for sale	-	2	3
Profit (loss) before tax	-	137	528
Income tax	-	(43)	(136)
Profit (loss) from discontinued operations (*)	-	94	393
Profit from business sale agreements (**)	-	1,772
Total	-	1,866	393

(*)	Originated until the date of the sale agreement.

(**)

Includes the net profit and profit attributable to non-controlling interests and the impact of exchange/translation differences of the sale during 2013 of AFP Horizonte, S.A.(Peru), BBVA Horizonte (Colombia) y Afore Bancomer (México).

50.      Consolidated statements of cash flows

Cash flows from operating activities decreased in 2014 by €6,188 million (compared with a decrease of €500 million in 2013). The most significant reasons for the change occurred under the headings “Loans and receivables”, “Financial liabilities at amortized cost” and “Financial instruments held for trading”.

The variances in cash flows from investment activities between in 2014 not material.

Cash flows from financing activities increased during 2014 by €3,157 million (compared to €1,326 million decrease in 2013), with the most significant changes corresponding to the issue of own equity instruments and “Subordinated liabilities”.

The table below shows the breakdown of the main cash flows related to investing activities as of December 31, 2014, 2013 and 2012:

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2013	Investments (-)	Divestments (+)
Tangible assets	(1,419)	167
Intangible assets	(467)	-
Investments	-	118
Subsidiaries and other business units	(98)	-
Non-current assets held for sale and associated liabilities	-	548
Held-to-maturity investments	-	-
Other settlements related to investment activities	-	-

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2013	Investments (-)	Divestments (+)
Tangible assets	(1,252)	101
Intangible assets	(526)	-
Investments	(547)	944
Subsidiaries and other business units	-	3,299
Non-current assets held for sale and associated liabilities	-	571
Held-to-maturity investments	-	431
Other settlements related to investment activities	-	-

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2012	Investments (-)	Divestments (+)
Tangible assets	1,685	-
Intangible assets	777	-
Investments	-	19
Subsidiaries and other business units	-	-
Non-current assets held for sale and associated liabilities	-	590
Held-to-maturity investments	60	-
Other settlements related to investment activities	-	-

51.     Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group in 2014 with their respective auditors and other audit entities are as follows:

Millions of Euros
Fees for Audits Conducted	2014
Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit (*)	21.3
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	3.4
Fees for audits conducted by other firms	0.1

(*) Including fees belonging to annual statutory audits (€17 million)

In 2014, other entities in the BBVA Group contracted other services (other than audits) as follows:

Millions of Euros
Other Services Contracted	2014
Firms belonging to the Deloitte worldwide organization(*)	3.3
Other firms	27.1

(*) Including €1.1 million related to fees for tax services.

The services provided by the auditors meet the independence requirements established under Law 44/2002, of 22 November 2002, on Measures Reforming the Financial System and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they do not include the performance of any work that is incompatible with the auditing function.

52.      Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are of little relevance and are carried out under normal market conditions.

52.1	Transactions with significant shareholders

As of December 31, 2014 there were no shareholders considered significant (see Note 25).

52.2	Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

	Millions of euros
Balances arising from transactions with Entities of the Group	2014	2013	2012
Assets:
Loans and advances to credit institutions	544	318	212
Loans and advances to customers	1,145	792	820
Liabilities:
Deposits from credit institutions	142	5	28
Customer deposits	84	504	180
Debt certificates	16	-	-
Memorandum accounts:
Contingent risks	960	691	102
Contingent commitments	161	46	114

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

	Millions of euros
Balances of Income Statement arising from transactions with Entities of the Group	2014	2013	2012
Income statement:
Financial incomes	71	53	26
Financial costs	20	4	1

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar commitments, as described in Note 24. As of December 31, 2014, the notional amount of the derivatives entered into by the BBVA Group with those entities amounted to €959 million which corresponded to financial derivatives with the Garanti Group).

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

52.3	Transactions with members of the Board of Directors and the Management Committee

The information on the remuneration of the members of the BBVA Board of Directors and the Management Committee is included in Note 53.

As of December 31, 2014 and 2013, the amount of loans by the Group’s entities to the members of the Board of Directors was €235 and €141 thousand, respectively. As of December 31, 2012 there were no loans by the Group’s credit institutions to the members of the Bank’s Board of Directors. As of December 31, 2014, 2013 and 2012 the amount of loans by the Group’s entities to the members of the Management Committee (excluding the executive directors) amounted to €4,614 thousand, €6,076 thousand and €7,401 thousand, respectively.

As of December 31, 2014, there were no loans to parties related to the members of the Bank’s Board of Directors and as of December 31, 2013 and 2012 the amount disposed of the loans to parties related to the members of the Bank’s Board of Directors amounted to €6,939 thousand and €13,152 thousand, respectively. As of December 31, 2014 the amount disposed of loans to parties linked to members of the Bank’s Management Committee amounted to €291 thousand. As of December 31, 2013 and 2012, there were no loans to parties related to members of the Bank’s Management Committee.

As of December 31, 2014, 2013 and 2012 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2014, 2013 and 2012 no guarantees had been granted to any member of the Management Committee.

As of December 31, 2014, 2013 and 2012 the amount used for guarantee and commercial loan transactions arranged with parties related to the members of the Bank’s Board of Directors and Management Committee totaled €419 thousand, €5,192 thousand and €3,327 thousand, respectively.

52.4	Transactions with other related parties

In the years ended December 31, 2014, 2013 and 2012 the Group did not perform any transactions with other related parties that are not in the normal course of their business, that were not under market conditions or that were relevant for the consolidated equity, financial situation or earnings of the BBVA Group.

53.     Remuneration and other benefits of the Board of Directors and Members of the Bank’s Management Committee

●	Remuneration of non-executive directors received in 2014

The cash remuneration paid to the non-executive members of the Board of Directors during 2014 is indicated below. The figures are given individually for each non-executive director and itemised:

	Thousands of Euros
Non-Executive Director remuneration	Board of Directors	Executive Committee	Audit & Compliance	Risks Committee	Remuneration Committee	Appointments Committee	Total
Tomás Alfaro Drake	129	-	71	-	21	102	323
Ramón Bustamante y de la Mora	129	-	71	107	-	-	307
José Antonio Fernández Rivero (1)	129	-	-	214	-	41	383
Ignacio Ferrero Jordi	129	167	-	-	43	-	338
Belén Garijo López	129	-	71	-	-	-	200
Carlos Loring Martínez de Irujo	129	-	71	-	107	-	307
Lourdes Máiz Carro (2)	107	-	-	-	-	-	107
José Maldonado Ramos	129	167	-	-	43	41	379
José Luis Palao García-Suelto	129	-	179	107	-	20	435
Juan Pi Llorens	129	-	-	107	43	-	278
Susana Rodríguez Vidarte	129	167	-	53	21	41	411
Total (3)	1,395	500	464	588	278	244	3,469

(1)

Mr. José Antonio Fernández Rivero received, in addition to the above mentioned amounts, a total of €546 thousand as a pre-retired BBVA employee. As of November, his status changed to retired, and he received a retirement pension amount of €95 thousand from an insurance company.

(2)	Mrs. Lourdes Máiz Carro was named director on March 14, 2014, as agreed at the AGM.

(3)

Mr. Juan Carlos Álvarez Mezquíriz, who ceased to be a director on March 14, 2014, received the total amount of €84 thousand as retribution for his tenure in the Board of Directors, Executive Committee and Appointments Committee. These amounts likewise include the changes in the composition of the committees during 2014.

Moreover, in 2014, €117 thousand were paid in health and casualty insurance premiums for non-executive members of the Board of Directors.

●	Remuneration of executive directors received in 2014

The remuneration paid to the executive directors during 2014 is indicated below. The figures are given individually for each executive director and itemised:

		Thousands of Euros
Executive Director remuneration		2013 Annual	Deferred	Total Cash	2013 Annual	Deferred Variable Remuneration in BBVA Shares (2)	Total Shares
	Fixed	Variable	Variable		Variable
	Remuneration	Remuneration	Remuneration		Remuneration in
		in cash (1)	in cash (2)		BBVA Shares (1)
Chairman and CEO	1,966	797	682	3,445	88,670	122,989	211,659
President and COO	1,748	495	432	2,675	55,066	84,995	140,061
José Manuel González-Páramo Martínez-Murillo	800	48	-	848	5,304	-	5,304
Total	4,514	1,340	1,114	6,968	149,040	207,984	357,024

(1)	Amounts corresponding to 50% of the Annual Variable Remuneration for 2013.

(2)

Amounts corresponding to the sum of the deferred remuneration of the Annual Variable Remuneration of previous years (2012 and 2011) and to the LTI 2010-2011 shares, and its cash updates, whose payment have been done during 2014.

Moreover, the executive directors have received during 2014 benefits in kind and other remuneration for a total amount of €54,196; of which €13,527 correspond to the Chairman and CEO, €25,971 to the President and COO and €14,698 to Mr. José Manuel González- Páramo Martinez-Murillo.

The executive directors’ remuneration, that correspond to the model that apply to the management team of BBVA, is composed by a fix remuneration and a variable remuneration, constituted by an ordinary variable cash remuneration and a variable remuneration share-based incentive for the management team of the BBVA Group. (the “Annual Variable Remuneration”).

During 2014, the executive directors have received the amount of the fixed remuneration corresponding to the year and the variable remuneration to be payable this year, to which they are entitled under the settlement and payment system resolved by the General Meeting (the “Settlement and Payment System”), which determines that:

●	At least 50% of the total Annual Variable Remuneration shall be paid in BBVA shares.

●	The payment of 50% of the Annual Variable Remuneration shall be deferred in time, the deferred amount being paid in thirds over the three-year period following its settlement.

●

All the shares vesting to these beneficiaries pursuant to the rules explained in the previous paragraph may not be availed during a period of one year after they have vested. This withholding will be applied against the net amount of the shares, after discounting the necessary part to pay the tax accruing on the shares received.

●	Moreover, cases have been established in which the payment of the deferred Annual Variable Remuneration payable may be limited or impeded (malus clauses), and

●	The deferred parts of the Annual Variable Remuneration will be adjusted to update them in the terms established by the Board of Directors.

Thus, during 2014 executive directors have received the following variable remuneration:

1.    Annual Variable Remuneration for year 2013

The amount corresponding to the 50% of the Annual Variable Remuneration (in cash and in shares) corresponding to 2013, as indicated in the chart above. The remaining 50% of the Annual Variable Remuneration for 2013 that has been deferred under the Settlement and Payment System will be paid, subject to the conditions described above, in thirds during the first quarter of 2015, 2016 and 2017, such that under this item the Chairman and CEO will receive €265,713 and 29,557 BBVA shares, the President and COO will receive €165,012 and 18,356 BBVA shares and Mr. José Manuel González-Páramo will receive €15,894 and 1,768 shares.

(*)

Mr. José Manuel González-Páramo Martínez-Murillo was appointed executive director of BBVA by agreement of the Board of Directors on May 29, 2013, being his Annual Variable Remuneration for 2013 proportional to the time he has been on the charge.

2.    Deferred parts of the Variable Remuneration from previous years paid in 2014:

The Chairman & CEO and the President & COO, in application of the Settlement & Payment System, have received the following variable remuneration during 2014:

–    Annual Variable Remuneration for the year 2012

The amount corresponding to the first third of the deferred Annual Variable Remuneration of 2012, both in cash and in shares, receiving, after the pertinent adjustments, the amount of €273,902 and 36,163 shares in the case of the Chairman and CEO, and €166,877 and 22,032 shares in the case of the President and COO.

The remaining two thirds of the deferred Annual Variable Remuneration corresponding to 2012 will be paid during the first quarter of 2015 and 2016, subject to the aforementioned conditions.

–    Annual Variable Remuneration for the year 2011

The amount corresponding to the second third of the deferred Annual Variable Remuneration of 2011, both in cash and in shares, receiving, after the pertinent adjustments, the amount of €381,871 and 51,826 shares in the case of the Chairman and CEO, and €242,883 and 32,963 shares in the case of the President and COO.

The remaining third of the Annual Variable Remuneration corresponding to 2011 will be paid, during the first quarter of 2015, subject to the conditions mentioned above.

–    Multi-Year Variable Share Remuneration Programme for 2010-2011 (“LTI 2010-2011”)

Lastly, the Chairman and CEO and the President and COO have received during 2014 the second third of the shares resulting from the settlement of the LTI 2010-2011 that were deferred, for which the Chairman and CEO received 35,000 shares and the President & COO 30,000 shares; and the cash amount resulting from the adjustment for the updated value of these deferred shares, for which the Chairman & CEO received €25,795 and the President and COO €22,110, being deferred until the first semester of 2015 the payment, under the aforementioned conditions, of the remaining third resulting from the settlement of the LTI 2010-2011.

●	Annual Variable Remuneration of executive directors for the year 2014

Following year-end 2014, the Annual Variable Remuneration for the executive directors corresponding to that year has been determined, applying the conditions established for that purpose by the General Meeting. Consequently, during the first quarter of 2015 the executive directors will receive 50% of this remuneration, i.e., €865,644 and 112,174 BBVA shares for the Chairman & CEO; €530,169 and 68,702 BBVA shares for the President & COO; and €85,199 and 11,041 BBVA shares for José Manuel González-Páramo Martínez-Murillo (*). The remaining 50% of the Annual Variable Remuneration will be deferred over a three-year period, such that during the first quarter of each year (2016, 2017 and 2018) the Chairman & CEO will receive the amount of €288,548 and 37,392 BBVA shares; the President & COO will receive €176,723 and 22,901 BBVA shares; and José Manuel González-Páramo Martínez-Murillo will receive €28,400 and 3,681 BBVA shares.

The payment of the deferred parts of the 2014 Annual Variable Remuneration will be subject to the conditions of the Settlement & Payment System established pursuant to the resolutions adopted by the General Meeting.

These amounts are recorded under the item “Other Liabilities - Accrued interest” of the consolidated balance sheet at December 31, 2014.

●	Remuneration of the members of the Management Committee received in 2014(*)

During 2014, the remuneration paid to the members of the BBVA Management Committee as a whole, excluding the executive directors, amounted to €8,764 thousand corresponding to fixed remuneration plus the variable remuneration indicated below, pursuant to the Settlement and Payment System described above:

(*)	This section includes aggregated information for the non-executive members of the Board of Directors as of December 31, 2014 (13 members)

1.    Annual Variable Remuneration for year 2013

A total amount of €2,734 thousand and 304,579 BBVA shares, that corresponds to the part of the Annual Variable Remuneration of 2013 under the Settlement and Payment System applicable to each member of the Management Committee.

The remaining part of the deferred Annual Variable Remuneration for 2013 will be paid, subject to the conditions described above, in thirds during the first quarter of 2015, 2016 and 2017, such that under this item, this group as a whole will receive the amount of €911 thousand (*) and 101,098 BBVA shares each year.

(*)	According to the average exchange rate as of December 31, 2014

2.    Deferred parts of the Variable Remuneration from previous years

–    Annual Variable Remuneration for 2012

The first third of the deferred Annual Variable Remuneration of 2012, corresponding for this item, after its updates, the amount of €765 thousand and 101,407 shares.

The remaining Annual Variable Remuneration corresponding to 2012 for this group has been deferred and will be payable in thirds during the first quarter of 2015 and 2016, under the conditions described above.

–    Annual Variable Remuneration for 2011

The second third of the deferred Annual Variable Remuneration of 2011, corresponding for this item, after its updates, the amount of €989 thousand and 134,618 shares.

The remaining Annual Variable Remuneration corresponding to 2011 for this group has been deferred and will be payable during the first quarter of 2015, under the conditions described above.

–    Multi-Year Variable Share Remuneration Programme for 2010-2011 (“LTI 2010-2011”).

The second third of the shares resulting from the settlement of the LTI 2010-2011 that were deferred, corresponding under this item a total of 89,998 shares for the Management Committee as a whole. A further €66 thousand was paid corresponding to the adjustment of these deferred vested shares.

The remaining two third of the deferred shares resulting from the settlement of the LTI 2010-2011 for thiese members will be paid during the first quarter of 2015, under the conditions described above.

Finally, in 2014, members of the BBVA Management Committee as a whole, excluding executive directors, received remuneration in kind amounting to a total of €1,084 thousand.

●	System of Remuneration in Shares with Deferred Delivery for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Meeting, 18th March 2006 and extended for an additional 5-year period under a resolution of the General Meeting, 11th March 2011.

This System is based on the annual allocation to non-executive directors of a number of “theoretical shares”, equivalent to 20% of the total remuneration in cash received by each of them in the previous year, according to the average closing prices of the BBVA share during the sixty trading sessions prior to the Annual General Meeting approving the corresponding financial statements for each year.

These shares, where applicable, will be delivered to each beneficiary on the date they leave the position as director for any reason other than dereliction of duty.

The number of “theoretical shares” allocated to the non-executive directors in 2014 who are beneficiaries of the system of deferred delivery of shares, corresponding to 20% of the total remuneration in cash received by said directors during 2013, are as follows:

	Theoretical shares allocated in 2014	Theoretical shares accumulated at December 31, 2014
Tomás Alfaro Drake	6,693	43,159
Ramón Bustamante y de la Mora	6,807	69,512
José Antonio Fernández Rivero	8,497	69,013
Ignacio Ferrero Jordi	7,500	74,702
Belén Garijo López	4,437	7,957
Carlos Loring Martínez de Irujo	6,811	57,307
José Maldonado Ramos	8,402	36,268
José Luis Palao García-Suelto	9,181	29,658
Juan Pi Llorens	6,174	16,365
Susana Rodríguez Vidarte	6,817	53,919
Total (1)	71,319	457,860

(1)	Mr. Juan Carlos Álvarez Mezquíriz, who ceased as director on March 14, 2014, was also allocated 7,453 theroretical shares.

●	Pensions commitments

The provisions recorded as of December 31, 2014 to cover pension commitments for executive directors amount to €26,026 thousand in the case of the President and COO and €269 thousand in the case of José Manuel González-Páramo Martínez-Murillo. €2,624 thousand and €261 thousand were set aside in 2014 for the President and COO and for José Manuel González-Páramo Martínez-Murillo, respectively, to cover the contingencies of retirement, disability and death.

There are no other pension obligations in favour of other executive directors.

The provisions charged to December 31, 2014 for pension commitments for the members of the Management Committee, excluding executive directors, amounted to €89,817 thousand, of which, €8,649 thousand were provisioned during 2014.

●	Termination of contractual relationship.

The Bank does not have any commitments to pay severance indemnity to executive directors other than the commitment in respect of José Manuel González-Páramo Martinez-Murillo who is contractually entitled to receive an indemnity equivalent to twice his fixed remuneration should he cease to hold his position on grounds other than his own will, death, retirement, disability or dereliction of duty.

The contractual conditions of the President & COO determine that should he cease to hold his position for any reason other than his own will, retirement, disability or dereliction of duty, he will be given early retirement with a pension payable, as he chooses, through a lifelong annuity pension, or by payment of a lump sum that will be 75% of his pensionable salary should this occur before he is 55, and 85% should it occur after he has reached said age.

54.     Other information

54.1         Environmental impact

Given the activities BBVA Group entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2014, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Economy Order JUS/206/2009 dated January 28, implementing new forms for the use of entities obliged to publish such information, and no specific disclosure of information on environmental matters is included in these financial statements.

54.2     Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

The table below presents the dividends per share paid in cash in 2014, 2013 and 2012 (cash basis dividend, regardless of the year in which they were accrued, but without including other shareholder remuneration, such as the “Dividend Option”).

See Note 4 for a complete analysis of all remuneration awarded to shareholders during 2014, 2013 and 2012:

	2014			2013			2012
Dividends Paid (“Dividend Option” not included)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	16%	0.08	471	41%	0.20	1,117	41%	0.20	1,029
Rest of shares	-	-	-	-	-	-	-	-	-
Total dividends paid in cash	16%	0.08	471	41%	0.20	1,117	41%	0.20	1,029
Dividends with charge to income	16%	0.08	471	41%	0.20	1,117	41%	0.20	1,029
Dividends with charge to reserve or share premium	-	-	-	-	-	-	-	-	-
Dividends in kind	-	-	-	-	-	-	-	-	-

Earnings and ordinary income by business segment

The detail of the consolidated profit for the years ended December 31, 2014, 2013 and 2012 for each operating segment is as follows:

		Millions of Euros
Profit Attributable by Operating Segments	2014	2013 (*)	2012 (*)
Spain	1,028	589	1,186
Real Estate Activity in Spain	(876)	(1,252)	(4,068)
Rest of Eurasia	255	185	90
Turkey	310	264	314
Mexico	1,915	1,802	1,687
South America	1,001	1,224	1,172
United States	428	390	445
Subtotal Operating Segments	4,062	3,201	826
Corporate Center	(1,444)	(1,117)	850
Profit attributable to Parent Company	2,618	2,084	1,676
Non-assigned income	-	-	-
Elimination of interim income (between segments)	-	-	-
Other gains (losses) (*)	464	753	651
Income tax and/or profit from discontinued operations	898	(1,882)	(745)
Operating profit before tax	3,980	954	1,582

(*)	Profit attributable to non-controlling interests.

For the years ended December 31, 2014, 2013 and 2012 detail of the BBVA Group’s ordinary income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

		Millions of Euros
Ordinary Profit by Operating Segments	2014	2013	2012
Spain	6,622	6,103	6,659
Real Estate	(132)	(38)	(79)
Rest of Eurasia	736	788	1,665
Turkey	944	929	914
Mexico	6,522	6,194	5,751
South America	5,191	5,583	5,308
United States	2,137	2,047	2,198
Corporate Center	(664)	(210)	391
Adjustments and eliminations of ordinary profit between segments	(631)	(645)	(68)
Total Ordinary Profit BBVA Group	20,725	20,752	21,824

Issuances by market type

Changes in debt certificates (including bonds) and subordinated liabilities (see Note 21.3) in the years ended December 31, 2014, 2013 and 2012 by the type of market in which they were issued are as follows:

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2014	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	61,480	7,486	(13,187)	(271)	55,508
With information brochure	61,311	7,486	(13,187)	(271)	55,339
Without information brochure	169	-	-	-	169
Other debt certificates issued outside the European Union	13,199	4,264	(1,364)	584	16,683
Total	74,679	11,750	(14,551)	313	72,191

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2013	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other (*)	Balance at the End
Debt certificates issued in the European Union	85,022	13,609	(37,011)	(140)	61,479
With information brochure	84,853	13,609	(37,011)	(140)	61,311
Without information brochure	169	-	-	-	169
Other debt certificates issued outside the European Union	13,049	2,324	(1,675)	(499)	13,199
Total	98,070	15,933	(38,686)	(639)	74,679

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2012	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	85,924	58,702	(71,644)	12,040	85,022
With information brochure	85,855	58,602	(71,644)	12,040	84,853
Without information brochure	69	100	-	-	169
Other debt certificates issued outside the European Union	11,425	3,538	(2,524)	610	13,049
Total	97,349	62,239	(74,167)	12,650	98,070

Interest and income by geographical area

The breakdown of the balance of “Interest and Similar Income” in the accompanying consolidated income statements by geographical area is as follows:

		Millions of Euros
Interest and Similar Income. Breakdown by Geographical Area	2014	2013	2012
Domestic market	7,073	7,965	9,299
Foreign	15,765	15,547	15,516
European Union	369	523	757
Rest of OECD	9,492	7,999	8,193
Rest of countries	5,904	7,025	6,566
Total	22,838	23,512	24,815

55.     Subsequent events

On February 10, 2014, BBVA agreed to issue perpetual contingent convertible securities, convertible into newly issued common stock of BBVA, without pre-emption rights, for a total amount of 1.5 billion Euros (the “Issuance”). BBVA will apply for the Preferred Securities to qualify as Additional Tier 1 Capital under Law 10/2014 of 26th June, on regulation, supervision and solvency of credit entities and Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013, on the prudential requirements for credit institutions and investment firms.

The Issuance was targeted only at qualified investors and foreign private banking customers and in any case was not be made to, and may not be subscribed for, in Spain or to or by Spanish residents, without prejudice to the additional sales restrictions as set out in the terms and conditions of the Issuance.

Application has been made to the Irish Stock Exchange plc. for the Preferred Securities to be admitted to the Official List and trading on the Global Exchange Market of the Irish Stock Exchange plc.

In April 2015, the Executive Committee approved the execution of the first of the capital increases charged to reserves as agreed by the AGM held on March 13, 2015 to implement the Dividend Option. As a result of this increase, the Bank’s common stock increased by €39,353,896.26 (80,314,074 shares at a €0.49 par value each). 90.31% of shareholders opted to receive their remuneration in the form of shares. The other 9.69% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 602,938,646 rights for a total amount of €78,382,023.98; said shareholders were paid in cash at a gross fixed price of €0.13 per right.

From January 1, 2015 to the date of preparation of these consolidated financial statements, no other subsequent events not mentioned above in these financial statements have taken place that significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I	Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group

Additional Information on Consolidated Subsidiaries composing the BBVA Group
			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	(Loss) 12.31.14
AMERICAN FINANCE GROUP, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	17	17	-	17	-
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	51	516	464	87	(35)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	-	100.00	100.00	4	7	-	7	-
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	271	1,987	1,717	742	(471)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	155	133	-	122	11
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	244	4,583	4,316	643	(375)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	91	131	40	82	10
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	2	-	2	-
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	25	112	99	21	(7)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	-	100.00	100.00	-	1	-	-	-
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	14	9	4	-
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	3	2	-	-
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	-	100.00	160	322	125	190	7
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	805	806	1	802	2
ARRAHONA AMBIT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	76	112	(25)	(12)
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	53	291	204	75	12
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	234	327	(72)	(21)
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	11	-	11	(1)
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	288	344	(22)	(33)
ARRELS CT LLOGUER, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	39	44	(2)	(2)
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	135	165	(28)	(3)
ARRELS CT PROMOU, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	-	19	28	(11)	2
AUMERAVILLA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-	2	-
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	-	99.95	1	1	-	1	-
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	52.20	47.80	100.00	105	5,203	4,982	284	(64)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	-	68.18	68.18	682	16,275	15,275	903	97
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	-	100.00	110	2,603	2,433	157	13
BANCO CONTINENTAL, S.A. (1)	PERU	BANKING	-	46.12	46.12	1,424	17,542	15,999	1,187	357
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	-	99.86	99.86	15	19	-	19	-
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	-	100.00	100.00	2	2,709	2,667	21	22
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	-	99.93	99.93	97	153	13	126	14
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	17	18	-	18	-
BANCO PROVINCIAL OVERSEAS N.V.	CURAÇAO	BANKING	-	100.00	100.00	51	586	533	53	-
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	493	21,157	19,131	1,727	299
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	6	7	2	3	3

BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	34	67	32	25	9
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	479	1,745	-	1,784	(39)
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on December 31, 2014
(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	(Loss) 12.31.14
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	14	16	2	8	5
BBVA ASSET MANAGEMENT CONTINENTAL S.A. SAF (1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	15	20	5	12	3
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	31	34	3	25	6
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	OTHER INVESTMENT COMPANIES	17.00	83.00	100.00	11	145	83	27	35
BBVA AUTOMERCANTIL, COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS,LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	5	20	15	5	-
BBVA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	-	100.00	69	389	335	40	13
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	-	100.00	100.00	64	2,159	2,084	74	-
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.32	75.93	157	6,927	5,932	697	298
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	26	43	16	11	15
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	159	440	281	108	51
BBVA BANCOMER SEGUROS SALUD, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	21	30	9	18	3
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	16	101	85	11	6
BBVA BANCOMER USA, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	45	46	1	33	12
BBVA BANCOMER, S.A.,INSTITUCION DE BANCA MÚLTIPLE, GRUPO FINANCIERO
BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	7,498	85,940	78,458	6,075	1,407
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	-	100.00	16	37	3	31	2
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	-	24	6	13	5
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	37	36	-	-
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	377	14,592	13,390	1,019	183
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	4	4	1	3	-
BBVA COMPASS BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	9,754	9,966	103	9,512	351
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	214	483	270	214	(1)
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	131	133	2	126	5
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	9	110	75	23	12
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	-	2	1	1	-
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	4	5	1	5	-
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO
EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE - EDPYME)	PERU	FINANCIAL SERVICES	-	66.32	66.32	15	52	34	19	(1)
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	-	100.00	100.00	13	18	4	8	6
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	-	100.00	100.00	50	589	538	84	(34)
BBVA DATA & ANALYTICS, S.L.	SPAIN	SERVICES	-	100.00	100.00	-	3	2	-	1

BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	2	5	1	4	-
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	2	2	0	1	1
BBVA ELCANO EMPRESARIAL II, S.A. EN LIQUIDACION	SPAIN	IN LIQUIDATION	45.00	-	45.00	14	36	4	28	4
BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACION	SPAIN	IN LIQUIDATION	45.00	-	45.00	14	36	4	28	4
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	-	100.00	100.00	8	88	79	8	-
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	IN LIQUIDATION	-	100.00	100.00	3	12	-	12	-
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	100.00	-	100.00	29	318	291	23	4
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS
COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	8	19	6	7	5
BBVA FRANCES VALORES, S.A.	ARGENTINA	SECURITIES DEALER	-	100.00	100.00	2	4	1	2	1
BBVA FUNDOS, S.GESTORA FUNDOS PENSOES,S.A.	PORTUGAL	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1	15	1	13	1
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	SECURITIES DEALER	-	100.00	100.00	1	8	-	8	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on December 31, 2014

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	(Loss) 12.31.14
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	395	391	4	-
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	592	592	-	-
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	-	68.11	68.11	5	42	35	6	1
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39	267	221	44	2
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	12	9	3	-
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,772	1,772	1	-
BBVA INVERSIONES CHILE, S.A.	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	483	1,366	6	1,244	116
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	180	459	254	198	7
BBVA LEASIMO - SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	9	12	3	9	-
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	256	275	7	143	125
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	3	166	150	9	6
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	95.00	-	95.00	-	-	-	-	-
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	-	100.00	23	1,726	1,584	119	23
BBVA PARTICIPACIONES MEJICANAS, S.L.	SPAIN	INVESTMENT COMPANY	99.00	1.00	100.00	-	-	-	-	-
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	13	67	35	16	16
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	-	1	-	1	-
BBVA PREVISIÓN AFP S.A. ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	2	15	7	5	3
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	100.00	100.00	1,162	1,187	10	1,237	(61)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	-	100.00	100.00	1	87	45	34	8
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	1	1	(1)	-
BBVA RENTAS E INVERSIONES LIMITADA	CHILE	INVESTMENT COMPANY	-	100.00	100.00	191	192	-	158	34
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	5.94	94.06	100.00	21	716	631	71	15
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	149	2,903	2,754	121	28
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	66	50	14	3
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	417	320	68	29
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	52	227	174	50	3
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	94.35	5.60	99.95	431	18,113	16,382	1,513	218
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	11,585	11,584	1	-
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	SERVICES	-	100.00	100.00	8	15	7	7	1
BBVA SERVICIOS, S.A.	SPAIN	COMERCIAL	-	100.00	100.00	-	10	2	7	2
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	-	97.49	97.49	20	66	46	20	-

BBVA SOLUCIONES AVANZADAS DE ASESORAMIENTO Y GESTION, S.L. (**)	SPAIN	SERVICES	-	100.00	100.00	-	-	1	3	(3)
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,768	1,767	1	-
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	67	927	786	127	15
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	6	34	13	13	8
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,670	1,670	-	-

BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	4	5	1	3	1
BBVA VIDA, S.A.DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	100.00	-	100.00	122	2,151	2,019	52	79
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5	5	-	6	(1)
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	35	175	56	114	6

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on December 31, 2014

(**) This company has an equity loan from Blue Indico Investments, S.L.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	(Loss) 12.31.14
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	5	18	18	3	(2)
CAIXA DE MANLLEU PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	-	-	-	-
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	1	76	74	2	-
CAIXASABADELL PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	92	91	1	-
CAIXASABADELL TINELIA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	41	42	-	41	-
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	12	13	-	11	2
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92	88	56	34	(2)
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	SECURITIES DEALER	-	100.00	100.00	66	74	8	31	35
CATALONIA GEBIRA, S.L, (**)	SPAIN	REAL ESTATE	-	81.66	81.66	-	44	51	(6)	-
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	14	17	5	(7)
CB TRANSPORT ,INC.	UNITED STATES	INACTIVE	-	100.00	100.00	16	16	-	15	1
CDD GESTIONI, S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	5	6	-	6	-
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	15	15	-	15	-
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	5	178	131	51	(5)
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53	61	2	53	6
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	-	49.99	49.99	-	1	1	-	-
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	2	6	4	1	1
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	INACTIVE	-	100.00	100.00	402	402	-	402	-
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	3	3	-	3	-
COMPASS BANK	UNITED STATES	BANKING	-	100.00	100.00	9,673	70,583	60,911	9,343	330
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,517	6,517	-	6,447	70
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	40	50	10	39	-
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	5,673	5,674	1	5,605	67
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	66	66	-	66	-
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,492	2,547	54	2,456	36
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	3	3	-	3	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	4,675	4,675	-	4,615	60
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	2	2	-	2	-
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS TRUST II	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	580	781	1	778	3
COMPLEMENTOS INNOVACIÓN Y MODA, S.L. (***)	SPAIN	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	-	6	5	1	(1)
CONSORCIO DE CASAS MEXICANAS, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	99.99	99.99	1	26	13	13	1

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law

10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on December 31, 2014

(**) This company has an equity loan from ARRELS CT PATRIM ONI I PROYECTES, S.A.

(***) This company has an equity loan from BBVA ELCANO EM PRESARIAL, S.C.R.S.A. and BBVA ELCANO EM PRESARIAL II, S.C.R.S.A. In liquidation.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	(Loss) 12.31.14
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	6	1	6	-
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A. (1)	PERU	SECURITIES DEALER	-	46.12	46.12	7	10	2	7	1
CONTINENTAL DPR FINANCE COMPANY (1)	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	322	322	-	-
CONTINENTAL SOCIEDAD TITULIZADORA, S.A. (1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	1	1	-	-	-
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	10	5	4	-
COPROMED S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	510	1,188	1	966	221
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	-	75.54	75.54	70	107	15	93	(1)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	2	-	2	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	11	13	2	6	5
ECOARENYS, S.L. (**)	SPAIN	REAL ESTATE	-	50.00	50.00	-	16	53	(31)	(6)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.05	99.05	4	8	4	5	(1)
EL MILANILLO, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	11	8	1	7	-
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	3	8	6	3	(1)
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	9	9	-	9	-
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	6	10	3	6	1
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	IN LIQUIDATION	100.00	-	100.00	-	-	-	1	-
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	-	51.00	51.00	-	-	-	-	-
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	88.99	-	88.99	2	42	6	32	4
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-	1	-
F/403035-9 BBVA HORIZONTES RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-	1	-
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	51	517	438	66	13
FACILEASING S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	70	728	668	52	8
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	3	-	3	-
FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	73	73	-	69	3
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	100.00	100.00	37	40	7	34	(1)
INSTITUCION DE BANCA MULTIPLE, FIDUCIARIO (FIDEIC.00989 6	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2	201	199	(7)	9
FIDEICOMISO Nº 711, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	49	49	1	(1)
FIDEICOMISO Nº 752, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	24	24	-	-
FIDEICOMISO Nº 781, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	161	103	50	8
FIDEICOMISO Nº 847, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	127	128	-	(1)
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	-	100.00	-	-	-	-	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	9	24	15	14	(5)
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	-	66.32	66.32	3	4	1	3	1
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	-	66.32	66.32	6	26	19	6	-
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	75.52	75.52	17	127	107	17	3
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	75.50	75.50	133	1,098	941	117	41
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100	1	2	2	1	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on December 31, 2014

(**) This company has an equity loan from PROMOTORA DEL VALLES, S.L.

(***) This company has an equity loan from ANIDA OPERACIONES SINGULARES, S.A.

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	(Loss) 12.31.14
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	-	60.00	9	33	4	21	7
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	1	1	-	1	-
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	-	100.00	100.00	1	7	3	3	1
GRAN JORGE JUAN, S.A. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	424	979	592	383	5
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	-	90.00	90.00	-	-	-	-	-
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.97	-	99.97	6,677	9,340	1	7,581	1,758
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	30	30	-	30	-
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	(33)	53	86	(32)	(1)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	38	38	-	38	-
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	10	10	-	10	-
HABITATGES INVERCAP, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	1	(1)	-
HABITATGES INVERVIC, S.L. (***)	SPAIN	REAL ESTATE	-	35.00	35.00	-	1	12	(9)	(1)
HABITATGES JUVIPRO, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	2	-	-
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	13	21	8	11	3
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.00	-	50.00	124	1,453	-	1,123	330
HOMEOWNERS LOAN CORPORATION	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	8	8	-	8	-
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	510	510	-	501	8
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	506	506	-	498	8
IMOBILIARIA DUQUE DE AVILA, S.A.	PORTUGAL	REAL ESTATE	-	100.00	100.00	9	24	14	8	3
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	39	39	-	39	-
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A (1)	PERU	REAL ESTATE	-	46.12	46.12	2	9	7	-	2
INNOVATION 4 SECURITY, S.L.	SPAIN	SERVICES	-	100.00	100.00	-	3	2	1	1
INVERAHORRO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	19	77	57	20	(1)
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	1	26	24	2	(1)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	INVESTMENT COMPANY	48.00	-	48.00	11	55	2	53	-
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	1	1	-	1	-
INVERSIONES DE INNOVACION EN SERVICIOS FINANCIEROS, S.L. (****)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	-	42	46	-	(4)
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	-	-	-	-
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	8	8	-	8	-
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	-	4	17	(13)	(1)
L’EIX IMMOBLES, S.L. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	20	25	(4)	(1)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,029	1,029	-	1,024	6
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	-	100.00	100.00	9	1	-	1	-
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	1	3	2	6	(5)
MOMENTUM SOCIAL INVESTMENT 2011, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	3	3	-	3	-
MOMENTUM SOCIAL INVESTMENT 2012, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	2	2	-	2	-
MOMENTUM SOCIAL INVESTMENT 2013, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	2	2	-	2	-
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	7	7	-	7	-

(*) Information on foreign companies at exchange rate on December 31, 2014

(**) This company has an equity loan from BBVA, S. A.

(***) These companies has an equity loan from lnverpro Desenvolupament, S.L.

(*****)This company has an equity loan from BILBAO VIZCAYA HOLDING, S.A.

(*****)This company has an equity loan from PROMOTORA DEL VALLES, S.L.

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	(Loss) 12.31.14
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	1	1	-	-
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	1	3	2	1	-
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	30	38	8	25	5
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	66	69	5	54	11
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	1	26	15	7	4
OPPLUS S.A.C	PERU	IN LIQUIDATION	-	50.00	50.00	1	-	-	-	-
PARCSUD PLANNER, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	6	8	(1)	(1)
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	-	100.00	100.00	8	8	-	8	-
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	88	88	-	95	(7)
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	278	4,119	3,842	241	37
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	370	390	20	361	9
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	78	78	-	78	-
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	23	23	-	23	-
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-	-	-
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	6	9	-	8	-
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	COMERCIAL	100.00	-	100.00	-	-	-	-	-
PROMOTORA DEL VALLES, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	-	166	256	(73)	(17)
PROMOU CT 3AG DELTA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	1	10	10	(2)	2
PROMOU CT EIX MACIA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	10	12	(2)	-
PROMOU CT GEBIRA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	8	11	(3)	-
PROMOU CT OPENSEGRE, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	16	31	(13)	(2)
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	10	8	3	(1)
PROMOU GLOBAL, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	72	111	(38)	(1)
PROV-INFI-ARRAHONA, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	10	16	(5)	(1)
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	SECURITIES DEALER	-	90.00	90.00	1	3	1	3	(1)
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	-	-
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1	5	4	1	-
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	8	1	-	1	-
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.00	-	100.00	-	8	4	4	-
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	99.32	-	99.32	2	3	1	5	(4)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	9	10	1	7	1
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	640	640	-	628	13
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	-	100.00	100.00	4	18	-	18	-
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	493	3,499	3,006	271	222
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	42	53	12	47	(6)
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	4	12	8	4	1
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	11	9	2	-
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	16	11	5	1
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	-	100.00	100.00	2	8	5	2	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on December 31, 2014

(**) This company has an equity loan from ARRELS CT PROMOU, S.A.

(***)This company has an equity loan from PROMOTORA DEL VALLES S.L.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities

			% of Voting Rights			Millions of Euros(*)
			Controlled by the Bank			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	Profit (Loss) 12.31.14
SIMPLE FINANCE TECHNOLOGY CORP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	88	90	2	99	(11)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO., S.A.	SPAIN	SERVICES	100.00	-	100.00	110	110	-	111	(1)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL
MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	-	77.20	-	-	-	-	-
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	15	15	-	26	(11)
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	13	12	-	-
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	9	8	-	-
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,033	1,033	-	1,025	8
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	43	41	1	-
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	21	21	1	-
TEXTIL TEXTURA, S.L.	SPAIN	COMERCIAL	-	68.67	68.67	2	-	-	-	-
TMF HOLDING INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	10	14	4	10	-
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	90	90	-	87	3
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	5	2	2	-
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	-	100.00	100.00	2	3	-	3	-
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	2	-	2	-
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	149	121	24	4
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.	SPAIN	REAL ESTATE	100.00	-	100.00	-	983	839	338	(194)
UNO-E BANK, S.A.	SPAIN	BANKING	100.00	-	100.00	175	1,367	1,180	161	25
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	-	60.60	-	-	-	-	-
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	-	100.00	1	14	7	7	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on December 31, 2014

APPENDIX II	Additional information on investments in associates accounted for under the equity method in the BBVA Group

Including the most significant entities, jointly representing 99.71% of all investment in this group

			% of Voting Rights			Millions of Euros (**)
			Controlled by the Bank			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	Profit (Loss) 12.31.14
ACA, S.A. SOCIEDAD DE VALORES	SPAIN	SECURITIES DEALER	37.50	-	37.50	2	12	2	13	(3	)(1)
ADQUIRA ESPAÑA, S.A.	SPAIN	COMERCIAL	-	40.00	40.00	3	16	10	6	1
ADQUIRA MEXICO, S.A. DE C.V.	MEXICO	COMERCIAL	-	50.00	50.00	2	7	3	4	-
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	-	35.38	35.38	4	28	-	28	-
ALTITUDE SOFTWARE SGPS, S.A. (*)	PORTUGAL	SERVICES	-	31.55	31.55	8	21	21	1	(4	)(1)(4)

ALTURA MARKETS, SOCIEDAD DE VALORES, S.A. (*)	SPAIN	SECURITIES DEALER	50.00	-	50.00	18	1,406	1,370	30	6
ASOCIACION TECNICA CAJAS DE AHORROS, A.I.E. (ATCA, AIE) (*)	SPAIN	SERVICES	31.00	-	31.00	2	7	-	7	-
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	4	8	-	8	-
BRUNARA, SICAV, S.A.	SPAIN	VARIABLE CAPITAL	1.64	9.39	11.03	52	158	1	144	12
CANCUN SUN & GOLF COUNTRY CLUB, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	33.33	33.33	36	84	28	58	(3)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	INVESTMENT COMPANY	29.68	-	29.68	675	20,593	18,584	1,791	219	(1)(2)(4)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	16.67	-	16.67	17	107	8	91	8
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V. (*)	MEXICO	SERVICES	-	50.00	50.00	6	13	-	12	1
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A. (*)	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	111	443	172	270	-	(2)
FERROMOVIL 3000, S.L. (*)	SPAIN	SERVICES	-	20.00	20.00	4	559	529	30	-
FERROMOVIL 9000, S.L. (*)	SPAIN	SERVICES	-	20.00	20.00	3	359	337	22	-
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA (*)	MEXICO	REAL ESTATE	-	32.25	32.25	70	216	-	216	-
FIDEICOMISO F 403853- 5 BBVA BANCOMER SERVICIOS ZIBATA (*)	MEXICO	REAL ESTATE	-	30.00	30.00	20	120	50	64	6
FIDEICOMISO F/402770-2 ALAMAR (*)	MEXICO	REAL ESTATE	-	42.400	42.40	10	23	-	23	-
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS (*)	MEXICO	REAL ESTATE	-	46.91	46.91	9	20	-	20	-
FIDEICOMISO SCOTIABANK INVERLAT SA 100322742 (*)	MEXICO	REAL ESTATE	-	33.62	33.62	11	68	33	34	1
I+D MEXICO, S.A. DE C.V. (*)	MEXICO	SERVICES	-	50.00	50.00	17	33	-	23	11	(1)
INVERSIONES PLATCO, C.A. (*)	VENEZUELA	FINANCIAL SERVICES	-	50.00	50.00	11	38	16	26	(4)
METROVACESA, S.A.	SPAIN	REAL ESTATE	18.31	-	18.31	257	6,956	5,705	1,620	(348	)(1)(4)
OCCIDENTAL HOTELES MANAGEMENT, S.L.	SPAIN	SERVICES	-	57.54	57.54	104	625	445	180	-	(2)
PARQUE REFORMA SANTA FE, S.A. de C.V.	MEXICO	REAL ESTATE	-	30.00	30.00	5	52	36	11	5
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A. (*)	ARGENTINA	BANKING	-	50.00	50.00	26	222	170	32	20
REAL ESTATE DEAL II, S.A. (*)	SPAIN	OTHER FINANCIAL SERVICES	20.06	-	20.06	5	39	11	29	(1)
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPAIN	FINANCIAL SERVICES	16.75	0.22	16.97	4	112	89	17	6
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	BANKING	-	40.00	40.00	25	216	154	37	24
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	-	46.14	46.14	5	11	-	11	1
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM) (*)	SPAIN	SERVICES	-	66.67	66.67	7	12	5	6	1	(1)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	22.30	0.29	22.59	8	52	15	28	9
SOCIEDAD ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE II, S.A.	CHILE	PENSION FUND MANAGEMENT	-	48.60	48.60	8	21	4	16	2
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00	-	30.00	3	59	44	7	9	(4)
TURKIYE GARANTI BANKASI A.S (*)	TURKEY	BANKING	25.01	-	25.01	3,853	20,955	18,631	2,069	255	(3)
VITAMEDICA ADMINISTRADORA, S.A. DE C.V (*)	MEXICO	SERVICES	-	51.00	51.00	3	13	7	6	1	(1)
OTHER COMPANIES						16

(*) Joint venture entities accounted for using the equity method.

(**) Information on foreign companies at exchange rate on December 31, 2014.

(1) Consolidated data

(2) Non-currents sets held for sale

(3) Information on Garanti Group as of September 30, 2014. Total market capitalization as of December 31, 2014 was €13,970 million. Total received dividends amounted to €36 million.

(4) Figures as of December 31, 2013

APPENDIX III	Changes and notification of investments and divestments in the BBVA Group in 2014

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	DILUTION EFFECT	REAL ESTATE	7	-	2.16%	74.66%	2/7/2014
SIMPLE FINANCE TECHNOLOGY CORP.	ACQUISITION	FINANCIAL SERVICES	84	-	100.00%	0.00%	3/20/2014
BBVA DATA & ANALYTICS, S.L.	FOUNDING	SERVICES	-	-	100.00%	100.00%	4/20/2014
MOMENTUM SOCIAL INVESTMENT 2013, S.L.	FOUNDING	INVESTMENT COMPANY	2	-	100.00%	100.00%	5/30/2014
HABITATGES JUVIPRO, S.L.	ACQUISITION	REAL ESTATE	-	-	60.00%	100.00%	7/9/2014
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	DILUTION EFFECT	FINANCIAL SERVICES	4	-	0.10%	99.32%	10/7/2014
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	FOUNDING	INVESTMENT COMPANY	7	-	100.00%	100.00%	10/7/2014
L’EIX IMMOBLES, S.L.	ACQUISITION	REAL ESTATE	-	-	10.00%	100.00%	10/7/2014
MADIVA SOLUCIONES, S.L.	ACQUISITION	SERVICES	9	-	100.00%	100.00%	11/28/2014
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	DILUTION EFFECT	REAL ESTATE	3	-	0.88%	75.54%	12/11/2014
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	ACQUISITION	FINANCIAL SERVICES	-	-	1.48%	88.99%	12/18/2014
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	FOUNDING	FINANCIAL SERVICES	-	-	100.00%	100.00%	12/23/2014
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	FOUNDING	FINANCIAL SERVICES	-	-	100.00%	100.00%	12/23/2014

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	Changes in the Equity due to the transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
EL OASIS DE LAS RAMBLAS, S.L.	LIQUIDATION	REAL ESTATE	-	-	70.00%	0.00%	5/2/2014
BBVA BANCO FRANCES, S.A. (*)	DISPOSAL	BANK	-	1	0.03%	75.93%	6/30/2014
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	DISPOSAL	SERVICES	-	-	72.05%	0.00%	9/9/2014
F/11032604 FRACCIONAMIENTO LORCA	DILUTION EFFECT	REAL ESTATE	-	-	3.29%	56.76%	6/30/2014
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	LIQUIDATION	VARIABLE CAPITAL	-	-	100.00%	0.00%	10/31/2014
SOCIETE INMOBILIERE BBV D’ILBARRIZ	LIQUIDATION	REAL ESTATE	-	-	100.00%	0.00%	12/15/2014
UNNIM SERVEIS DE DEPENDENCIA, S.A.	LIQUIDATION	SERVICES	-	-	100.00%	0.00%	12/16/2014
SERVICIOS Y SOLUCIONES DE GESTION PARA CORPORACIONES, EMPRESAS
Y PARTICULARES, S.L.	LIQUIDATION	SERVICES	-	-	100.00%	0.00%	12/22/2014
IBERNEGOCIO DE TRADE, S.L.	LIQUIDATION	COMMERCIAL	-	-	100.00%	0.00%	12/24/2014
F/11032604 FRACCIONAMIENTO LOARCA TERCERA SECCION	DISPOSAL	REAL ESTATE	-	-	56.76%	0.00%	12/30/2014
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	0.00%	12/31/2014
Consolidated Structured Entities
CID II FINANCE B.V.	LIQUIDATION	FINANCIAL SERVICES			-	-	12/30/2014
(*) The profit figure shown is the net attributed income for the sale

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Joint-Ventures Accounted for Under the Equity Method

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)
REAL ESTATE DEAL II, S.A.	ACQUISITION	OTHER INVESTMENT COMPANY	5	-	20.06%	20.06%	3/31/2014
BATEC MOBILITY, S.L.	ACQUISITION	SERVICES	-	-	48.51%	48.51%	2/26/2014
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	FOUNDING	INSURANCES SERVICES	-	-	100.00%	100.00%	3/20/2014
SEGURIDAD Y PROTECCION BANCARIAS, S.A. DE C.V.	DILUTION EFFECT	SERVICES	-	-	3.82%	26.14%	5/30/2014
GARANTI FINANSAL KIRALAMA A.S.	ACQUISITION	FINANCIAL SERVICES	-	-	0.04%	99.99%	10/31/2014
GARANTI ODEME SISTEMLERI A.S.(GOSAS)	ACQUISITION	FINANCIAL SERVICES	-	-	0.04%	100.00%	10/31/2014
GARANTI HIZMET YONETIMI A.S	ACQUISITION	FINANCIAL SERVICES	-	-	99.40%	3.00%	10/31/2014
ALTITUDE SOFTWARE SGPS, S.A.	DILUTION EFFECT	SERVICES	-	-	0.54%	31.54%	12/23/2014
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	12/23/2014

Consolidated Structured Entities
COMPANY	FOUNDING	FINANCIAL SERVICES	-	-			2/28/2014
RPV COMPANY	FOUNDING	FINANCIAL SERVICES	-	-			2/28/2014

Disposal or Reduction of Interest Ownership in Associates and Joint-Ventures Companies Accounted for Under the Equity Method

			Millions of Euros	% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal
AC HOTEL MANRESA, S.L.	LIQUIDATION	SERVICES	-	50.00%	0.00%	1/7/2014
RENT AND TECH ALQUILER Y SERVICIOS TECNOLOGICOS. S.L.	DISPOSAL	SERVICES	-	100.00%	0.00%	1/9/2014
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	-	0.46%	21.75%	1/31/2014
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	16	21.75%	0.00%	2/18/2014
EFEAGRO, S.A.	DISPOSAL	SERVICES	-	50.00%	0.00%	4/28/2014
SVENSON, S.L.	DISPOSAL	COMMERCIAL	-	31.51%	0.00%	5/1/2014
FIDEICOMISO SCOTIABANK INVERLAT SA 100322742	DILUTION EFFECT	REAL ESTATE	-	1.67%	37.01%	6/30/2014
NAVIERA ATTILA, AIE	LIQUIDATION	SERVICES	-	21.01%	0.00%	6/30/2014
CONNEX GARRAF, S.L.	LIQUIDATION	REAL ESTATE	-	33.00%	0.00%	10/15/2014
PROMOU CT MEDEA, S.L.	DISPOSAL	REAL ESTATE	-	51.00%	0.00%	10/28/2014
DOMENIA CREDIT IFN SA	MERGER	FINANCIAL SERVICES	-	100.00%	0.00%	11/14/2014
STICHTING UNITED CUSTODIAN	LIQUIDATION	FINANCIAL SERVICES	-	100.00%	0.00%	11/18/2014
GESTIO CASA JOVE, S.L.	DISPOSAL	REAL ESTATE	-	31.00%	0.00%	11/19/2014
SBD LLOGUER SOCIAL, S.A.	DISPOSAL	REAL ESTATE	3	20.00%	0.00%	11/21/2014
FIDEICOMISO SCOTIABANK INVERLAT SA 100322742	DILUTION EFFECT	REAL ESTATE	-	3.39%	33.61%	11/28/2014
PROMOTORA DE INVERSION DE C. V.	DISPOSAL	REAL ESTATE	8	50.00%	0.00%	11/30/2014
GOLDEN CLOVER STICHTING CUSTODY	LIQUIDATION	FINANCIAL SERVICES	-	100.00%	0.00%	12/8/2014
SAFEKEEPING CUSTODY COMPANY B.V.	LIQUIDATION	FINANCIAL SERVICES	-	100.00%	0.00%	12/12/2014
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	DISPOSAL	FINANCIAL SERVICES	-	1.14%	16.67%	12/16/2014
STICHTING SAFEKEEPING	LIQUIDATION	INVESTMENT COMPANY	-	100.00%	0.00%	12/22/2014

Changes in other Companies quoted recognize as Available-For-Sale

			% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	% Participation Acquired (Sold) in the Period	Totally Controlled after Transaction

TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	6.89%	14.87%	2/18/2014

APPENDIX IV	Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2014

		% of Voting Rights
		Controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	-	68.18	68.18
BANCO PROVINCIAL S.A.—BANCO UNIVERSAL	BANKING	1.46	53.75	55.21
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA
Y MICRO EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE - EDPYME)	FINANCIAL SERVICES	-	84.32	84.32
BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACION	IN LIQUIDATION	45.00	-	45.00
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	-	68.11	68.11
CATALONIA GEBIRA, S.L,	REAL ESTATE	-	81.66	81.66
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL ESTATE	-	75.54	75.54
ECOARENYS, S.L.	REAL ESTATE	-	50.00	50.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	-	51.00	51.00
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	-	65.00	65.00
F/403035-9 BBVA HORIZONTES RESIDENCIAL	REAL ESTATE	-	65.00	65.00
FORUM COMERCIALIZADORA DEL PERU, S.A.	SERVICES	-	84.32	84.32
FORUM DISTRIBUIDORA DEL PERU, S.A.	FINANCIAL SERVICES	-	84.32	84.32
FORUM DISTRIBUIDORA, S.A.	FINANCIAL SERVICES	-	75.52	75.52
FORUM SERVICIOS FINANCIEROS, S.A.	FINANCIAL SERVICES	-	75.50	75.50
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60.00	-	60.00
HABITATGES INVERVIC, S.L.	REAL ESTATE	-	35.00	35.00
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50.00	-	50.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	INVESTMENT COMPANY	48.00	-	48.00
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60.46	60.46
PRO-SALUD, C.A.	NO ACTIVITY	-	58.86	58.86
TEXTIL TEXTURA, S.L.	COMERCIAL	-	68.67	68.67

APPENDIX V	BBVA Group’s structured entities. Securitization funds

			Millions of Euros
Securitization Fund (consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2014
BBVA-3 FTPYME FTA	BBVA, S.A	11/2004	1,000,023	13,984
BBVA HIPOTECARIO 3 FTA	BBVA, S.A	06/2005	1,450,013	79,355
BBVA-4 PYME FTA	BBVA, S.A	09/2005	1,250,025	27,159
BBVA AUTOS 2 FTA	BBVA, S.A	12/2005	1,000,000	24,318
BBVA CONSUMO 1 FTA	BBVA, S.A	05/2006	1,499,999	39,022
BBVA-5 FTPYME FTA	BBVA, S.A	10/2006	1,900,022	76,413
BBVA CONSUMO 2 FTA	BBVA, S.A	11/2006	1,500,000	44,786
BBVA RMBS 1 FTA	BBVA, S.A	02/2007	2,500,000	1,391,188
BBVA RMBS 2 FTA	BBVA, S.A	03/2007	5,000,000	2,670,495
BBVA LEASING 1 FTA	BBVA, S.A	06/2007	2,500,000	205,596
BBVA-6 FTPYME FTA	BBVA, S.A	06/2007	1,500,101	99,389
BBVA RMBS 3 FTA	BBVA, S.A	07/2007	3,000,000	1,842,994
BBVA EMPRESAS 1 FTA	BBVA, S.A	11/2007	1,450,002	78,545
BBVA-7 FTGENCAT FTA	BBVA, S.A	02/2008	250,010	23,649
BBVA CONSUMO 3 FTA	BBVA, S.A	04/2008	975,000	53,697
BBVA RMBS 5 FTA	BBVA, S.A	05/2008	5,000,001	3,054,292
BBVA-8 FTPYME FTA	BBVA, S.A	07/2008	1,100,127	137,950
BBVA EMPRESAS 2 FTA	BBVA, S.A	03/2009	2,850,062	471,408
BBVA CONSUMO 4 FTA	BBVA, S.A	12/2009	1,100,000	142,360
BBVA EMPRESAS 3 FTA	BBVA, S.A	12/2009	2,600,011	346,112
BBVA RMBS 9 FTA	BBVA, S.A	04/2010	1,295,101	1,048,977
BBVA EMPRESAS 4 FTA	BBVA, S.A	07/2010	1,700,025	282,637
BBVA EMPRESAS 5 FTA	BBVA, S.A	03/2011	1,250,050	308,720
BBVA EMPRESAS 6 FTA	BBVA, S.A	12/2011	1,200,154	440,438
BBVA RMBS 10 FTA	BBVA, S.A	06/2011	1,600,065	1,411,889
BBVA RMBS 11 FTA	BBVA, S.A	06/2012	1,400,077	1,255,711
BBVA SECURITISED FUNDING 1.FTA	BBVA, S.A	03/2013	847,997	602,218
BBVA RMBS 12 FTA	BBVA, S.A	12/2013	4,350,001	4,133,729
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A	04/2007	800,000	33,429
FTA TDA-22 MIXTO	BBVA, S.A	12/2004	62,000	21,196
FTA IM TERRASSA MBS-1	BBVA, S.A	07/2006	525,000	162,452
FTA TDA-27	BBVA, S.A	12/2006	275,000	134,014
FTA TDA-28	BBVA, S.A	07/2007	250,000	135,017
FTA GAT FTGENCAT 2007	BBVA, S.A	11/2007	225,000	45,953
FTA GAT FTGENCAT 2008	BBVA, S.A	08/2008	350,000	118,039
AYT HIPOTECARIO MIXTO, FTA	BBVA, S.A	03/2004	100,000	24,189
TDA 20-MIXTO, FTA	BBVA, S.A	06/2004	100,000	26,749
AYT HIPOTECARIO MIXTO IV, FTA	BBVA, S.A	06/2005	100,000	33,476
GC FTGENCAT CAIXA SABADELL 1, FTA	BBVA, S.A	10/2006	304,500	26,583
AYT CAIXA SABADELL HIPOTECARIO I, FTA	BBVA, S.A	07/2008	300,000	135,062
GC FTGENCAT CAIXA SABADELL 2, FTA	BBVA, S.A	12/2008	238,000	19,053
BBVA PYME 9 FTA	BBVA, S.A	12/2012	470,035	226,297
BBVA RMBS 13 FTA	BBVA, S.A	07/2014	4,100,110	4,006,130
BBVA CONSUMO 6 FTA	BBVA, S.A	10/2014	298,858	273,156
BBVA RMBS 14 FTA	BBVA, S.A	11/2014	700,019	686,425
PEP80040F110	BANCO CONTINENTAL, S.A	12/2007	20,591	3,177
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/2008	48,434	6,212
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	25,543	2,606
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	05/2009	16,862	1,281
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	08/2009	27,088	3,028
BBVA UNIVERSALIDAD N6	BBVA COLOMBIA, S.A.	08/2012	73,317	20,424
BACOMCB 07	BBVA BANCOMER, S.A	12/2007	147,949	47,313
BACOMCB 08	BBVA BANCOMER, S.A	03/2008	64,626	23,027
BACOMCB 08U	BBVA BANCOMER, S.A	08/2008	318,761	151,790
BACOMCB 08-2	BBVA BANCOMER, S.A	12/2008	325,917	124,434
BACOMCB 09	BBVA BANCOMER, S.A	08/2009	366,296	191,679
BMERCB 13	BBVA BANCOMER, S.A	06/2013	606,112	191,032
2 PS Interamericana	BBVA CHILE S.A.	10/2004	9,769	2,987
2 PS Interamericana	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S	10/2004	19,391	5,929

			Millions of Euros
Securitization Fund (not consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2014
BCL MUNICIPIOS I FTA	BBVA, S.A	06/2000	1,205,059	57,947
FTA TDA13	BBVA, S.A	12/2000	84,142	8,621
FTA TDA-18 MIXTO	BBVA, S.A	11/2003	91,000	18,750
AYT 1 HIPOTECARIO, FTH	BBVA, S.A	06/1999	149,040	3,538
2 PS RBS (ex ABN)	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	09/2002	7,622	4,786

APPENDIX VI	Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2014, 2013 and 2012

Outstanding as of December 31, 2014 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date	Currency	December 2014	December 2013	December 2012	Prevailing Interest Rate at 2014	Maturity Date
Issues in Euros
BBVA
July-96	EUR	27	27	27	9.37%	12/22/2016
October-04	EUR	-	628	628		10/20/2019
February-07	EUR	253	255	255	4.50%	2/16/2022
March-08	EUR	125	125	125	6.03%	3/3/2033
July-08	EUR	100	100	100	6.20%	7/4/2023
December-11	EUR	-	-	1,237
February-14	EUR	1,500	-	-	7.00%	Perpetual
Various	EUR	315	292	-
Subtotal	EUR	2,320	1,427	2,372
BBVA GLOBAL FINANCE, LTD. (*)
July-99	EUR	58	59	60	6.35%	10/16/2015
October-01	EUR	10	10	10	6.08%	10/10/2016
October-01	EUR	46	45	46	0.68%	10/15/2016
November-01	EUR	53	53	53	0.79%	11/2/2016
December-01	EUR	56	56	56	0.78%	12/20/2016
Subtotal	EUR	223	223	225
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
October-05	EUR	96	99	99	0.38%	10/13/2020
October-05	EUR	-	26	26		10/20/2017
April-07	EUR	66	68	68	1.84%	4/4/2022
May-08	EUR	50	50	50	3.00%	5/19/2023
July-08	EUR	20	20	20	6.11%	7/22/2018
April-14	EUR	1,485	-	-	3.50%	4/11/2024
Subtotal	EUR	1,717	263	263
Others
Subtotal		-	-	291

Total issued in Euros		4,260	1,913	3,151
(*) The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outstanding as of December 31, 2014 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date	Currency	December 2014	December 2013	December 2012	Prevailing Interest Rate at 2014	Maturity Date
Issues in foreign currency
BBVA
May-13	USD	1,235	1,088	-	9.00%	Perpetual
Subtotal	USD	1,235	1,088	-
BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	165	146	151	7.00%	12/1/2025
Subtotal	USD	165	146	151
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Various	CLP	578	574	647		Various
Subtotal	CLP	578	574	647
BBVA BANCOMER, S.A. de C.V.
May-07	USD	413	362	377	6.00%	5/17/2022
April-10	USD	825	724	755	7.00%	4/22/2020
March-11	USD	1,031	905	943	7.00%	3/10/2021
July-12	USD	825	724	755	7.00%	9/30/2022
September-12	USD	413	362	377	7.00%	9/30/2022
November-14	USD	165	-	-	5.00%	11/12/2029
Subtotal	USD	3,672	3,077	3,207
September-06	MXN	-	138	146	4.00%	9/18/2014
October-08	MXN	-	-	175	-	9/24/2018
December-08	MXN	160	158	166	5.00%	11/26/2020
June-09	MXN	-	151	159	5.00%	6/7/2019
Subtotal	MXN	160	447	646
BBVA SUBORDINATED CAPITAL, S.A.U.
March-07	GBP	-	20	19
Subtotal	GBP	-	20	19
BBVA URUGUAY
December-14	USD	12	-	-	5.00%	12/16/2024
Subtotal	USD	12	-	-
BBVA PARAGUAY
November-14	USD	16	-	-	6.75%	5/11/2021
Subtotal	USD	16	-	-
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	41	36	38	3.08%	3/17/2034
Subtotal	USD	41	36	38

(*) The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outstanding as of December 31, 2014 of subordinated issues
		Millions of Euros
Issuer Entity and Issued Date	Currency	December 2014	December 2013	December 2012	Prevailing Interest Rate at 2014	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	12	11	12	3.28%	9/30/2033
Subtotal	USD	12	11	12
STATE NATIONAL STATUTORY TRUST II
March-04	USD	8	7	8	3.02%	3/17/2034
Subtotal	USD	8	7	8
TEXASBANC CAPITAL TRUST I
June-04	USD	21	18	19	2.84%	7/23/2034
Subtotal	USD	21	18	19
COMPASS BANK
March-05	USD	182	159	217	5.50%	4/1/2020
March-06	USD	56	49	90	5.90%	4/1/2026
September-07	USD	288	253	264	6.40%	10/1/2017
Subtotal	USD	526	461	571
BBVA COLOMBIA, S.A.
September-11	COP	36	40	45	8.02%	9/19/2021
September-11	COP	54	59	67	8.26%	9/19/2026
September-11	COP	35	38	44	7.85%	9/19/2018
February-13	COP	69	75	-	7.19%	2/19/2023
February-13	COP	57	62	-	7.47%	2/19/2028
November-14	COP	55	-	-	8.07%	11/26/2034
November-14	COP	31	-	-	7.95%	11/26/2029
Subtotal	COP	337	274	156
BANCO CONTINENTAL, S.A.
December-06	USD	25	22	23	2.83%	2/15/2017
May-07	USD	17	14	15	6.00%	5/14/2027
September-07	USD	16	14	15	2.49%	9/24/2017
February-08	USD	17	14	15	6.47%	2/28/2028
June-08	USD	25	22	23	2.97%	6/15/2018
November-08	USD	17	14	15	3.83%	2/15/2019
October-10	USD	165	145	152	7.38%	10/7/2040
October-13	USD	37	33	-	6.53%	10/8/2028
September-14	USD	246	-	-	5.25%	9/22/2029
Subtotal	USD	565	278	258
May-07	PEN	11	10	12	5.85%	5/7/2022
June-07	PEN	19	18	19	3.47%	6/18/2032
November-07	PEN	17	16	17	3.56%	11/19/2032
July-08	PEN	15	14	15	3.05%	7/8/2023
September-08	PEN	16	15	17	3.09%	9/9/2023
December-08	PEN	10	9	10	4.19%	12/15/2033
Subtotal	PEN	88	82	90
Others
Subtotal		-	-	157
Total issues in foreign currencies (Millions of Euros)		7,436	6,519	5,987

Outstanding as of December 31, 2014 of preferred issues
	December 2014		December 2013		December 2012
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA (*)
December 2007	EUR	14	EUR	14	-	-
BBVA International, Ltd.	-	-
December 2002	EUR	9	EUR	9	EUR	9
BBVA Capital Finance, S.A.U.
December 2003	EUR	350	EUR	350	EUR	350
July 2004	EUR	500	EUR	500	EUR	500
December 2004	EUR	1,125	EUR	1,125	EUR	1,125
December 2008	EUR	1,000	EUR	1,000	EUR	1,000
BBVA International Preferred, S.A.U.
September 2005	EUR	85	EUR	85	EUR	85
September 2006	EUR	164	EUR	164	EUR	164
April 2007	USD	600	USD	600	USD	600
July 2007	GBP	31	GBP	31	GBP	31
October 2009	EUR	645	EUR	645	EUR	645
October 2009	GBP	251	GBP	251	GBP	251
Phoenix Loan Holdings Inc.
November 2000	USD	21	USD	25	USD	25
Caixa Terrasa Societat de Participacion
August 2005	EUR	75	EUR	75	EUR	75
Caixasabadell Preferents, S.A.
December 2004	EUR	1	EUR	1	EUR	75
July 2006	EUR	90	EUR	90	EUR	90
Others	-	-	-	-	-	82

(*) Issued by Unnim Banc, S.A. Following the merge with BBVA, S.A. in 2014 and 2013 it is included in BBVA, S.A.

APPENDIX VII         Consolidated balance sheets held in foreign currency as of December 31, 2014, 2013 and 2012

	Millions of Euros
December 2014	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	8,331	5,892	9,138	23,361
Financial assets held for trading	5,727	16,745	4,073	26,545
Available-for-sale financial assets	13,590	11,623	9,565	34,779
Loans and receivables	76,510	40,744	50,182	167,435
Investments in entities accounted for using the equity method	5	227	3,700	3,931
Tangible assets	726	1,894	1,076	3,696
Other assets	3,874	3,861	3,934	11,669
Total	108,762	80,985	81,668	271,415
Liabilities-
Financial liabilities held for trading	3,828	5,776	1,907	11,511
Financial liabilities at amortised cost	106,582	57,856	61,404	225,841
Other liabilities	1,612	8,620	2,657	12,889
Total	112,021	72,252	65,968	250,241

	Millions of Euros
December 2013	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	6,786	6,097	10,446	23,330
Financial assets held for trading	2,592	15,465	3,979	22,036
Available-for-sale financial assets	8,588	9,344	7,529	25,461
Loans and receivables	61,846	36,110	46,201	144,157
Investments in entities accounted for using the equity method	5	189	4,197	4,391
Tangible assets	673	1,457	958	3,087
Other assets	2,433	4,544	3,501	10,478
Total	82,924	73,206	76,810	232,940
Liabilities-
Financial liabilities held for trading	1,450	4,400	1,100	6,950
Financial liabilities at amortised cost	85,756	51,036	58,267	195,059
Other liabilities	(64)	8,131	2,586	10,653
Total	87,142	63,567	61,953	212,662

	Millions of Euros
December 2012	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	7,842	5,894	10,799	24,535
Financial assets held for trading	4,028	15,539	3,686	23,254
Available-for-sale financial assets	7,596	8,789	6,754	23,139
Loans and receivables	59,940	38,033	44,912	142,885
Investments in entities accounted for using the equity method	5	95	4,426	4,526
Tangible assets	753	1,275	892	2,920
Other assets	4,166	4,210	3,351	11,727
Total	84,330	73,835	74,820	232,985
Liabilities-
Financial liabilities held for trading	1,950	4,587	1,387	7,924
Financial liabilities at amortised cost	85,320	52,037	57,167	194,524
Other liabilities	1,122	7,975	2,801	11,898
Total	88,392	64,598	61,355	214,346

APPENDIX VIII	Other requirement under Bank of Spain Circular 6/2012

a) Information on the concentration of risk by activity and warranties

Loans and advances to customers by activity (carrying amount)

Millions of Euros
				Collateralized Credit Risk. Loan to value
December 2014	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	38,765	2,279	4,082	389	348	448	2,005	3,171
2 Other financial institutions	16,516	649	9,951	623	371	155	8,801	650
3 Non-financial institutions and individual entrepreneurs	133,577	33,185	16,878	13,780	9,955	11,390	6,826	8,112
3.1 Construction and property development	11,896	10,697	784	2,143	2,229	2,873	1,959	2,277
3.2 Construction of civil works	6,252	1,182	609	368	327	416	368	312
3.3 Other purposes	115,429	21,306	15,485	11,269	7,399	8,101	4,499	5,523
3.3.1 Large companies	75,808	8,060	11,470	4,874	3,861	5,509	2,899	2,387
3.3.2 SMEs and individual entrepreneurs	39,621	13,246	4,015	6,395	3,538	2,592	1,600	3,136
4 Rest of households and NPISHs	152,533	111,298	7,950	22,050	28,301	40,428	16,448	12,021
4.1 Housing	107,549	105,542	437	18,586	25,956	37,079	14,127	10,231
4.2 Consumption	28,642	2,707	5,832	2,106	1,517	2,322	1,698	896
4.3 Other purposes	16,342	3,049	1,681	1,358	828	1,027	623	894
SUBTOTAL	341,391	147,411	38,861	36,842	38,975	52,421	34,080	23,954
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	2,606
6 TOTAL	338,785	147,411	38,861	36,842	38,975	52,421	34,080	23,954
MEMORANDUM:
Forbereance operations	24,218	17,088	1,444	2,807	2,298	3,102	3,250	7,075

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

Millions of Euros
				Collateralized Credit Risk. Loan to value
December 2013	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	34,152	355	2,233	180	91	206	261	1,850
2 Other financial institutions	8,637	50	49	12	23	31	32	-
3 Non-financial institutions and individual entrepreneurs	133,593	31,258	16,996	15,751	9,352	9,813	7,089	6,251
3.1 Construction and property development	6,008	5,896	111	1,490	1,264	1,359	711	1,183
3.2 Construction of civil works	5,659	1,153	559	653	280	187	238	354
3.3 Other purposes	121,926	24,209	16,326	13,607	7,809	8,267	6,139	4,714
3.3.1 Large companies	74,290	8,685	3,267	4,223	2,552	1,505	1,549	2,123
3.3.2 SMEs (**) and individual entrepreneurs	47,636	15,524	13,059	9,384	5,257	6,762	4,590	2,591
4 Rest of households and NPISHs (***)	149,717	110,442	3,629	23,477	28,878	40,128	14,026	7,561
4.1 Housing	115,337	108,992	359	22,333	28,045	38,882	12,783	7,309
4.2 Consumption	29,430	464	2,965	636	500	1,056	1,123	114
4.3 Other purposes	4,950	986	305	508	333	191	120	139
SUBTOTAL	326,099	142,105	22,907	39,419	38,345	50,179	21,408	15,662
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	2,385
6 TOTAL	323,714	142,105	22,907	39,419	38,345	50,179	21,408	15,662
MEMORANDUM:
Forberance operations	23,994	18,032	419	3,418	2,404	3,156	3,572	5,901

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

The information for the main geographic areas are as follows:

Millions of Euros
				Collateralized Credit Risk. Loan to value
BANCOMER - December 2014	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	8,176	133	3,081	172	20	25	419	2,579
2 Other financial institutions	903	20	555	483	52	11	2	27
3 Non-financial institutions and individual entrepreneurs	15,728	3,537	3,421	4,316	889	589	259	905
3.1 Construction and property development	1,193	624	158	600	86	46	7	42
3.2 Construction of civil works	825	23	36	44	10	3	0	0
3.3 Other purposes	13,709	2,890	3,226	3,671	792	539	251	863
3.3.1 Large companies	7,516	1,939	1,682	2,170	395	277	156	623
3.3.2 SMEs (**)and individual entrepreneurs	6,193	951	1,544	1,501	397	262	95	240
4 Rest of households and NPISHs (***)	20,082	9,152	1,455	1,187	2,308	3,393	2,829	891
4.1 Housing	9,158	9,152	0	828	1,869	2,848	2,719	888
4.2 Consumption	10,923	-	1,455	359	439	545	109	3
4.3 Other purposes	-	-	-	-	-	-	-	-
SUBTOTAL	44,887	12,841	8,511	6,157	3,267	4,018	3,509	4,401
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	830
6 TOTAL	44,057	12,841	8,511	6,157	3,267	4,018	3,509	4,401
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

Millions of Euros
				Collateralized Credit Risk. Loan to value
COMPASS - December 2014	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	667	609	37	63	50	91	302	139
2 Other financial institutions	1,183	173	310	24	59	75	37	289
3 Non-financial institutions and individual entrepreneurs	22,454	9,373	8,438	1,963	3,463	6,747	3,882	1,756
3.1 Construction and property development	5,918	4,164	849	652	829	1,753	1,240	539
3.2 Construction of civil works	949	490	298	93	143	297	175	80
3.3 Other purposes	15,586	4,719	7,290	1,218	2,491	4,698	2,466	1,137
3.3.1 Large companies	13,805	3,815	7,027	1,093	2,249	4,247	2,233	1,020
3.3.2 SMEs (**)and individual entrepreneurs	1,781	904	264	125	241	451	234	117
4 Rest of households and NPISHs (***)	19,233	14,008	4,781	2,172	2,601	6,916	5,748	1,351
4.1 Housing	11,445	11,105	349	386	1,269	5,176	3,888	735
4.2 Consumption	6,206	2,428	3,603	1,634	999	1,292	1,546	561
4.3 Other purposes	1,582	475	828	152	334	448	314	55
SUBTOTAL	43,538	24,162	13,566	4,222	6,174	13,829	9,969	3,535
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	485
6 TOTAL	43,053	24,162	13,566	4,222	6,174	13,829	9,969	3,535
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

Millions of Euros
				Collateralized Credit Risk. Loan to value
BBVA S.A. - December 2014	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	25.681	253	378	25	87	127	378	14
2 Other financial institutions	18.760	93	8.732	13	38	36	8.738	-
3 Non-financial institutions and individual entrepreneurs	73.432	19.541	2.059	7.042	5.634	3.712	1.957	3.255
3.1 Construction and property development	6.424	6.070	38	957	1.411	1.194	840	1.706
3.2 Construction of civil works	3.871	512	54	192	148	89	46	91
3.3 Other purposes	63.137	12.959	1.967	5.893	4.075	2.429	1.071	1.458
3.3.1 Large companies	44.647	5.084	1.030	2.247	1.749	1.080	459	579
3.3.2 SMEs (**) and individual entrepreneurs	18.490	7.875	937	3.646	2.326	1.349	612	879
4 Rest of households and NPISHs (***)	86.187	78.448	322	15.884	23.051	28.240	6.972	4.623
4.1 Housing	78.328	77.272	31	15.289	22.663	28.048	6.826	4.477
4.2 Consumption	5.176	240	78	113	80	52	38	35
4.3 Other purposes	2.683	936	213	482	308	140	108	111
SUBTOTAL	204.060	98.335	11.491	22.964	28.810	32.115	18.045	7.892
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	195
6 TOTAL	203.865	98.335	11.491	22.964	28.810	32.115	18.045	7.892
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

Millions of Euros
				Collateralized Credit Risk. Loan to value
OTHER ENTITIES - December 2014	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	4.241	1.284	586	129	191	206	906	439
2 Other financial institutions	4.330	363	354	103	222	33	24	334
3 Non-financial institutions and individual entrepreneurs	21.964	735	2.961	459	30	341	728	2.197
3.1 Construction and property development	1.640	161	261	66	97	120	128	10
3.2 Construction of civil works	607	157	220	39	25	26	146	141
3.3 Other purposes	22.997	738	3.001	487	41	435	710	2.066
3.3.1 Large companies	9.839	2.778	1.731	636	532	95	52	165
3.3.2 SMEs (**) and individual entrepreneurs	13.157	3.516	1.270	1.123	573	530	659	1.900
4 Rest of households and NPISHs (***)	27.031	9.691	1.393	2.808	341	1.879	899	5.156
4.1 Housing	8.618	8.013	57	2.083	156	1.007	693	4.131
4.2 Consumption	6.337	39	696	1	0	433	5	297
4.3 Other purposes	12.077	1.638	640	724	186	439	201	728
SUBTOTAL	48.906	12.073	5.293	3.499	724	2.460	2.558	8.126
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	1.096
6 TOTAL	47.810	12.073	5.293	3.499	724	2.460	2.558	8.126
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

b)        Information on the concentration of risk by activity and geographical areas.

	Millions of Euros

December 2014	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	79,081	13,764	41,614	16,454	7,249
Government agencies	139,222	71,274	13,540	53,718	690
Central Administration	94,079	43,114	13,036	37,391	538
Other	45,143	28,160	504	16,327	152
Other financial institutions	41,477	14,639	11,811	14,772	255
Non-financial institutions and individual entrepreneurs	182,632	70,830	23,399	82,737	5,666
Construction and property development	16,468	6,946	69	9,447	6
Construction of civil works	9,436	4,025	1,615	3,723	73
Other purposes	156,728	59,859	21,715	69,567	5,587
Large companies	106,448	41,167	19,189	41,337	4,755
SMEs and individual entrepreneurs	50,280	18,692	2,526	28,230	832
Other households and NPISHs	154,287	83,501	3,438	67,109	239
Housing	109,046	74,799	2,766	31,278	203
Consumer	28,642	5,699	562	22,378	3
Other purposes	16,599	3,003	110	13,453	33
SUBTOTAL	596,699	254,008	93,802	234,790	14,099
Less: Valuation adjustments due to impairment of assets not attributable to specific operations	2,629	-	-	-	-
TOTAL	594,070	254,008	93,802	234,790	14,099

(*)      The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Other equity securities, Trading derivatives, Hedging derivatives, Investments and Contingent risks. The amounts included in this table are net of impairment losses.

	Millions of Euros

December 2013	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	62,068	15,689	28,893	8,241	9,245
Government agencies	112,738	61,343	8,797	41,629	970
Central Administration	80,847	35,255	8,291	36,540	761
Other	31,891	26,088	506	5,088	209
Other financial institutions	44,059	13,574	13,433	16,156	896
Non-financial institutions and individual entrepreneurs	175,887	77,291	21,687	71,360	5,549
Construction and property development	13,019	8,440	159	4,419	0
Construction of civil works	8,886	4,293	2,056	2,455	82
Other purposes	153,983	64,558	19,472	64,486	5,467
Large companies	98,967	43,550	16,841	33,949	4,626
SMEs and individual entrepreneurs	55,016	21,008	2,631	30,537	841
Other households and NPISHs	152,003	88,414	3,775	59,512	302
Housing	115,341	82,130	2,788	30,199	224
Consumer	29,604	2,640	492	26,469	3
Other purposes	7,058	3,645	494	2,844	75
SUBTOTAL	546,756	256,311	76,585	196,898	16,961
Less: Valuation adjustments due to impairment of assets not attributable to specific operations	2,698	-	-	-	-
TOTAL	544,058	256,311	76,585	196,898	16,961

(*)

The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Other equity securities, Trading derivatives, Hedging derivatives, Investments and Contingent risks. The amounts included in this table are net of impairment losses.

Appendix IX	Conciliation of the Consolidated Balance Sheet and the Consolidated Income Statements for 2013 and 2012.

The conciliation of Balance sheet and income statements for comparative purposes is shown as follows (see Note 1.3).

	Millions of Euros
ASSETS	2013 Restated	Adjustment	December 2013 Before restatement
CASH AND BALANCES WITH CENTRAL BANKS	34,903	-	34,903
FINANCIAL ASSETS HELD FOR TRADING	72,112	-	72,112
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE
THROUGH PROFIT OR LOSS	2,413	-	2,413
AVAILABLE-FOR-SALE FINANCIAL ASSETS	77,774	-	77,774
LOANS AND RECEIVABLES	350,945	-	350,945
HELD-TO-MATURITY INVESTMENTS	-	-	-
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO
HEDGES OF INTEREST RATE RISK	98	-	98
HEDGING DERIVATIVES	2,530	-	2,530
NON-CURRENT ASSETS HELD FOR SALE	2,880	-	2,880
EQUITY METHOD	4,742	-	4,742
INSURANCE CONTRACTS LINKED TO PENSIONS	-	-	-
REINSURANCE ASSETS	619	-	619
TANGIBLE ASSETS	7,534	-	7,534
INTANGIBLE ASSETS	6,759	-	6,759
TAX ASSETS	11,704	122	11,582
OTHER ASSETS	7,684	-	7,684
TOTAL ASSETS	582,697	122	582,575

	Millions of Euros
LIABILITIES AND EQUITY	2013 Restated	Adjustment	December 2013 Before restatement
FINANCIAL LIABILITIES HELD FOR TRADING	45,648	-	45,648
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE
THROUGH PROFIT OR LOSS	2,467	-	2,467
FINANCIAL LIABILITIES AT AMORTIZED COST	464,549	407	464,141
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO
HEDGES OF INTEREST RATE RISK	-	-	-
HEDGING DERIVATIVES	1,792	-	1,792
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD
FOR SALE	-	-	-
LIABILITIES UNDER INSURANCE CONTRACTS	9,834	-	9,834
PROVISIONS	6,853	-	6,853
TAX LIABILITIES	2,530	-	2,530
OTHER LIABILITIES	4,460	-	4,460
TOTAL LIABILITIES	538,133	407	537,725

	Millions of Euros
LIABILITIES AND EQUITY (Continued)	2013 Restated	Adjustment	December 2013 Before restatement
STOCKHOLDERS’ FUNDS	46,025	(285)	46,310
Common Stock	2,835	-	2,835
Share premium	22,111	-	22,111
Reserves	19,767	(141)	19,908
Other equity instruments	59	-	59
Less: Treasury stock	(66)	-	(66)
Income attributed to the parent company	2,084	(144)	2,228
Less: Dividends and remuneration	(765)	-	(765)
VALUATION ADJUSTMENTS	(3,831)	-	(3,831)
NON-CONTROLLING INTEREST	2,371	-	2,371
TOTAL EQUITY	44,565	(285)	44,850
TOTAL LIABILITIES AND EQUITY	582,697	122	582,575

	Millions of Euros
MEMORANDUM ITEM	2013 Restated	Adjustment	December 2013 Before restatement
CONTINGENT RISKS	33,543	-	33,543
CONTINGENT COMMITMENTS	94,170	-	94,170

	Millions of Euros
			December
	2013	Adjustment	2013
	Restated		Before
			restatement
INTEREST AND SIMILAR INCOME	23,512	-	23,512
INTEREST AND SIMILAR EXPENSES	(9,612)	-	(9,612)
NET INTEREST INCOME	13,900	-	13,900
DIVIDEND INCOME	235	-	235
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	694	-	694
FEE AND COMMISSION INCOME	5,478	-	5,478
FEE AND COMMISSION EXPENSES	(1,228)	-	(1,228)
LIABILITIES	1,608	-	1,608
EXCHANGE DIFFERENCES (NET)	903	-	903
OTHER OPERATING INCOME	4,995	-	4,995
OTHER OPERATING EXPENSES	(5,833)	(206)	(5,627)
GROSS INCOME	20,752	(206)	20,958
ADMINISTRATION COSTS	(9,701)	-	(9,701)
DEPRECIATION AND AMORTIZATION	(1,095)	-	(1,095)
PROVISIONS (NET)	(609)	-	(609)

IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(5,612)	-	(5,612)
NET OPERATING INCOME	3,735	(206)	3,941

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(467)	-	(467)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT
CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	(1,915)	-	(1,915)
NEGATIVE GOODWILL	-	-	-

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(399)	-	(399)
OPERATING PROFIT BEFORE TAX	954	(206)	1,160
INCOME TAX	16	62	(46)

PROFIT FROM CONTINUING OPERATIONS	970	(144)	1,114
PROFIT FROM DISCONTINUED OPERATIONS (NET)	1,866	-	1,866
PROFIT	2,836	(144)	2,981
Profit attributable to parent company	2,084	(144)	2,228
Profit attributable to non-controlling interests	753	-	753

	Millions of Euros
			December
ASSETS	2012	Adjustment	2012
	Restated		Before
			restatement
CASH AND BALANCES WITH CENTRAL BANKS	35,494	-	35,494
FINANCIAL ASSETS HELD FOR TRADING	79,829	-	79,829
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE
THROUGH PROFIT OR LOSS	2,530	-	2,530
AVAILABLE-FOR-SALE FINANCIAL ASSETS	67,500	-	67,500
LOANS AND RECEIVABLES	371,347	-	371,347
HELD-TO-MATURITY INVESTMENTS	10,162	-	10,162
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO
HEDGES OF INTEREST RATE RISK	226	-	226
HEDGING DERIVATIVES	4,894	-	4,894
NON-CURRENT ASSETS HELD FOR SALE	4,229	-	4,229
EQUITY METHOD	10,782	-	10,782
INSURANCE CONTRACTS LINKED TO PENSIONS	7	-	7
REINSURANCE ASSETS	50	-	50
TANGIBLE ASSETS	7,572	-	7,572
INTANGIBLE ASSETS	7,132	-	7,132
TAX ASSETS	11,710	60	11,650
OTHER ASSETS	7,668	-	7,668
TOTAL ASSETS	621,132	60	621,072

	Millions of Euros
			December
LIABILITIES AND EQUITY	2012	Adjustment	2012
	Restated		Before
			restatement
FINANCIAL LIABILITIES HELD FOR TRADING	55,834	-	55,834
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,216	-	2,216
FINANCIAL LIABILITIES AT AMORTIZED COST	490,807	202	490,605
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	-	-	-
HEDGING DERIVATIVES	2,968	-	2,968
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	387	-	387
LIABILITIES UNDER INSURANCE CONTRACTS	9,020	-	9,020
PROVISIONS	7,834	-	7,834
TAX LIABILITIES	3,820	-	3,820
OTHER LIABILITIES	4,586	-	4,586
TOTAL LIABILITIES	577,472	202	577,270

	Millions of Euros
			December
LIABILITIES AND EQUITY (Continued)	2012	Adjustment	2012
	Restated		Before
			restatement
STOCKHOLDERS’ FUNDS	43,473	(141)	43,614
Common Stock	2,670	-	2,670
Share premium	20,968	-	20,968
Reserves	19,531	(141)	19,672
Other equity instruments	62	-	62
Less: Treasury stock	(111)	-	(111)
Income attributed to the parent company	1,676	-	1,676
Less: Dividends and remuneration	(1,323)	-	(1,323)
VALUATION ADJUSTMENTS	(2,184)	-	(2,184)
NON-CONTROLLING INTEREST	2,372	-	2,372
TOTAL EQUITY	43,661	(141)	43,802
TOTAL LIABILITIES AND EQUITY	621,132	60	621,072

	Millions of Euros
			December
MEMORANDUM ITEM	2012	Adjustment	2012
	Restated		Before
			restatement
CONTINGENT RISKS	37,019	-	37,019
CONTINGENT COMMITMENTS	90,142	-	90,142

APPENDIX X	Additional disclosure required by the Regulation S-X.

Following are the consolidated balance sheets and consolidated statements of income of the Group under the IFRS reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
	Millions of Euros

ASSETS
Cash and due from banks	9,921	8,336	8,234
Interest bearing deposits in other banks	37,920	42,481	45,449
Securities purchased under agreements to resell	17,261	11,397	12,491
Trading securities	86,018	74,525	82,359
Investment securities	94,875	77,774	77,662
Net Loans & Leases	338,704	323,634	340,666
Loans and leases net of unearned income	352,925	338,588	354,836
Less: Allowance for loan losses	(14,221)	(14,954)	(14,170)
Hedging Derivatives	2,672	2,629	5,120
Premises and equipment, net	7,820	7,534	7,572
Investments in affiliated companies	4,509	4,742	10,782
Intangible assets	1,673	1,691	1,702
Goodwill in consolidation	5,697	5,069	5,430
Accrual Accounts	706	643	660
Other assets	24,166	22,244	23,004

Total assets	631,942	582,697	621,132

LIABILITIES AND EQUITY

Liabilities
Demand Deposits	130,552	112,786	100,845
Saving deposits	67,670	56,473	56,419
Time deposits	137,265	136,349	130,957
Due to Bank of Spain	6,410	15,361	29,758
Trading account liabilities	56,798	45,648	55,833
Hedging derivatives	2,331	1,792	2,968
Short term borrowings	64,677	60,038	77,870
Long-term debt	80,761	79,941	89,382
Taxes payable	4,157	2,530	3,820
Accounts payable	7,288	6,067	7,791
Accrual accounts	2,370	2,199	2,302
Pension allowance	5,970	5,512	5,777
Other provisions	1,474	1,341	2,057
Others liabilities	12,609	12,095	11,691

Total liabilities	580,333	538,133	577,472

Shareholder´s equity
Common stocks	3,024	2,835	2,670
Additional paid-in capital	23,992	22,111	20,968
Dividends	(841)	(765)	(1,323)
Other capital instruments	(350)	(66)	(111)
Retained earnings	23,273	18,079	19,085

Total Shareholder´s equity	49,098	42,194	41,289

Non-controlling interest	2,511	2,371	2,373

Total Equity	51,609	44,565	43,661

Total liabilities and equity	631,942	582,697	621,132

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
	Millions of Euros
Interest Income
Interest and fees on loans and leases	18,144	18,593	19,743
Interest on deposits in other banks	1,058	1,358	1,336
Interest on securities purchased under agreements to resell	99	159	157
Interest on investment securities	3,991	3,627	3,968

Total interest income	23,291	23,738	25,203

Interest Expense
Interest on deposits	(5,785)	(6,042)	(6,570)
Interest on Bank of Spain & Deposit Guarantee Fund	(27)	(128)	(300)
Interest on short-term borrowings	(877)	(1,012)	(1,925)
Interest on long term debt	(1,144)	(1,835)	(1,035)

Total interest expense	(7,833)	(9,016)	(9,830)

NET INTEREST INCOME	15,457	14,722	15,373

Provision for loan losses	(4,304)	(5,577)	(7,817)

Net Interest Income after provision for loan losses	11,153	9,145	7,556

Non-interest income
Contingent liabilities (collected)	297	316	334
Collection and payments services (collected)	3,119	3,095	2,881
Securities services (collected)	1,176	1,142	1,120
Other transactions (collected)	938	925	956
Ceded to other entities and correspondents (paid)	(1,004)	(869)	(789)
Other transactions (paid)	(299)	(314)	(295)
Gains (losses) from:
Affiliated companies securities	371	(1,822)	1,033
Investment securities	1,364	1,010	759
Foreign exchange, derivatives and other ,net	734	1,466	904
Other gains (losses)	4,241	5,291	4,539

Total non-interest income	10,937	10,239	11,442

Non-interest expense
Salaries and employee benefits	(5,410)	(5,588)	(5,467)
Occupancy expense of premises, depreciation and maintenance, net	(2,061)	(2,018)	(1,850)
General and administrative expenses	(3,088)	(3,190)	(3,057)
Impairment of goodwill	-	(5)	(54)
Net provision for specific allowances	(1,142)	(609)	(641)
Other expenses	(6,409)	(7,020)	(6,348)

Total non-interest expense	(18,110)	(18,430)	(17,417)

Income Before Taxes	3,980	954	1,582

Income Tax expense	(898)	16	352

Income or loss from continuing operations	3,082	970	1,934

Discontinued operations	-	1,866	393

NET INCOME	3,082	2,836	2,327

Net income attributed to the non-controlling interests	(464)	(753)	(651)

NET INCOME ATTRIBUTED TO PARENT COMPANY	2,618	2,084	1,676

Financial Statements of Issuers of Guaranteed Securities

In connection with Rule 3-10 (Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered) of Regulation S-X:

●	BBVA International Preferred, S.A. (Unipersonal) — an issuer of registered preferred securities guaranteed by the Bank — does not file the financial statements required for a registrant by Regulation S-X as it is a 100% owned finance subsidiary of the Bank and the Bank fully and unconditionally guarantees its preferred securities (Serie “C” is listed in the United States). No other subsidiary of the Bank guarantees such securities.

●	BBVA U.S Senior S.A. (Unipersonal) and BBVA Subordinated Capital, S.A. (Unipersonal) do not file the financial statements required for a registrant by Regulation S-X as these companies are 100% owned finance subsidiaries of the Bank and the Bank will fully and unconditionally guarantee any future securities issued by any of such companies. No other subsidiary of the Bank will guarantee any such securities.

We are not aware of any legal or economic restrictions on the ability of these subsidiaries to transfer funds to the Bank in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted.

Glossary

Amortized cost

The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.

Associates

Companies over which the Group has significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.

Basic earnings per share	Calculated by dividing profit or loss attributable to common stock holders of the parent by the weighted average number of ordinary shares outstanding during the period
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses
Cash flow hedges

Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.

Commissions and fees

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

	–	Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected
	–	Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
	–	Fees and commissions generated by a single act are accrued upon execution of that act.

Consolidated statements of cash flows

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated profit and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposits in central banks, are classified as cash and equivalents.

When preparing these financial statements the following definitions have been used:

–

Cash flows: Inflows and outflows of cash and equivalents. Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.

	–	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.
	–	Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.
Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any. The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 30), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

Consolidated statements of recognized income and expenses

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. Such statement distinguishes between income and expenses recognized in the consolidated income statements and “Other recognized income (expenses)” recognized directly in consolidated equity. “Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Valuation adjustments” of the consolidated total equity and the consolidated profit for the year comprise the “Total recognized income/expenses of the year”.

Contingencies	Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.
Contingent liabilities

Possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets.

Contingent risks	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.

Control

An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. An investor controls an investee if and only if the investor has all the following:

a)

Power; An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the investee’s returns.

b)

Returns; An investor is exposed, or has rights, to variable returns from its involvement with the investee when the investor’s returns from its involvement have the potential to vary as a result of the investee’s performance. The investor’s returns can be only positive, only negative or both positive and negative.

c)

Link between power and returns; An investor controls an investee if the investor not only has power over the investee and exposure or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee.

Correlation risk

Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.

Credit Valuation Adjustment (CVA)	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.
Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.
Debt certificates

Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.

Debit Valuation Adjustment (DVA)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.
Deferred tax assets	Taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.

Defined benefit plans

Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.

Defined contribution plans

Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.

Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.
Deposits from customers

Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Diluted earnings per share

This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instruments outstanding the year. For the purpose of calculating diluted earnings per share, an entity shall assume the exercise of dilutive warrants of the entity. The assumed proceeds from these instruments shall be regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period shall be treated as an issue of ordinary shares for no consideration. Such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.

Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Eligible capital for regulatory capital adequacy calculations.
Economic profit

This metric measures the part of attributable adjusted profit (attributable profit + adjustment for expected loss, net income and valuation) in excess of the cost of equity employed, and measures the profits generated in excess of market expectations of returns on equity capital. This is used at the management level; for annual public reporting; for incentives in some operating segments; and in the Group’s value map.

Effective interest rate

Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.

Employee expenses

All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.

Equity

The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, non-controlling interests.

Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity after deducting all of its liabilities.
Equity Method

Is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.

The investor’s profit or loss includes its share of the investee’s profit or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

Exchange/translation differences

Exchange differences (P&L): Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

Exposure at default	EAD is the amount of risk exposure at the date of default by the counterparty.
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair value hedges

Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.

Fees	See Commissions, fees and similar items
Financial guarantees

Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.

Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.
Financial liabilities at amortized cost

Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.

Full consolidation method

Method used for the consolidation of the accounts of the Group’s subsidiaries. The assets and liabilities of the Group entities are incorporated line-by-line on the consolidate balance sheets, after conciliation and the elimination in full of intragroup balances, including amounts payable and receivable.

Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations:

	a)	income and expenses in respect of intragroup transactions are eliminated in full.
	b)	profits and losses resulting from intragroup transactions are similarly eliminated.
The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.
Gains or losses on financial assets and liabilities, net

This heading reflects fair value changes in financial instruments - except for changes attributable to accrued interest upon application of the interest rate method and asset impairment losses (net) recognized in the income statement - as well as gains or losses generated by their sale - except for gains or losses generated by the disposal of investments in subsidiaries, jointly controlled entities and associates an of securities classified as held to maturity.

Goodwill

Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.

Gross Income

Sum of net interest income, dividend income, share of profit or loss of entities accounted for using the equity method, net fee and commission income, net gains and losses on financial assets and liabilities net exchange differences and net other operating income.

Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.
Hedging derivatives

Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.

Held-to-maturity investments

Held-to-maturity investments are financial assets traded on an active market, with fixed maturity and fixed or determinable payments and cash flows that an entity has the positive intention and financial ability to hold to maturity.

Held for trading (assets and liabilities)

Financial assets and liabilities acquired or incurred primarily for the purpose of profiting from variations in their prices in the short term.

This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).

Impaired/doubtful/non- performing portfolio	Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss.
Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:
	-	A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).
	-	A significant or prolonged drop in fair value below cost in the case of equity instruments.
Income from equity instruments

Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.

Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.
Inventories

Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.

Investment properties

Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.

Joint arrangement	An arrangement of which two or more parties have joint control.
Joint control	The contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
Joint venture

A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venturer shall recognize its interest in a joint venture as an investment and shall account for that investment using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures.

Leases

A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.

	a)	A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract.
	b)	A lease will be classified as operating lease when it is not a financial lease.

Liabilities associated with non-current assets held for sale

The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.

Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.

Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.

Loans and receivables

Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity (amounts of cash available and pending maturity by customers as a loan or deposits lent to other entities, and unlisted debt certificates), as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.

Loss given default (LGD)

It is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.

Net Operating Income	Gross income less administrative costs and amortization.

Non-controlling interests

The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the consolidated earnings for the period.

Non-current assets held for sale	A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:
	a)	it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset
	b)	the sale is considered highly probable.

Non-monetary assets

Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.

Non performing contingent risk

The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for contingent risks. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

Non Performing Loans (NPL)

The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

NPA Coverage ratio

Impairment allowances (generic, specific and country risk allowance) as a percentage of the non performing assets (the sum of impaired loans and advances to customers and impaired contingent liabilities to customers).

NPA ratio

Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of Loans and advances to customers and Contingent liabilities to customers.

Other equity instruments	This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.
Other financial assets/ liabilities at fair value through profit or loss

Instruments designated by the entity from the inception at fair value with changes in profit or loss.

An entity may only designate a financial instrument at fair value through profit or loss, if doing so more relevant information is obtained, because:

a)

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes called “accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. It might be acceptable to designate only some of a number of similar financial assets or financial liabilities if doing so a significant reduction (and possibly a greater reduction than other allowable designations) in the inconsistency is achieved.

b)

The performance of a group of financial assets or financial liabilities is managed and evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity´s key management personnel.

These are financial assets managed jointly with “Liabilities under insurance contracts” measured at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.

These headings include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.

Own/treasury shares	The amount of own equity instruments held by the entity.

Past service cost

It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.

Probability of default (PD)	It is the probability of the counterparty failing to meet its principal and/or interest payment obligations.

Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.

Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.

Provisions for contingent liabilities and commitments

Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.

Provision for credit losses

Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.

Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.

Public-covered bonds	Financial asset or security backed by the guarantee of the public debt portfolio of the entity.

Refinancing Operation

An operation which, irrespective of the holder or guarantees involved, is granted or used for financial or legal reasons related to current or foreseeable financial difficulties that the holder(s) may have in settling one or more operations granted by the entity itself or by other companies in its group to the holder(s) or to another company or companies of its group, or through which such operations are totally or partially brought up to date with their payments, in order to enable the holders of the settled or refinanced operations to pay off their loans (principal and interest) because they are unable, or are expected to be unable, to meet the conditions in a timely and appropriate manner.

Renewal Operation

An operation arranged to replace another one granted previously by the entity itself, when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the operation is arranged for reasons other than refinancing.

Restructured Operation

An operation whose financial conditions are modified for economic or legal reasons related to the holder’s (or holders’) current or foreseeable financial difficulties, in order to enable payment of the loan (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the loan, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile.

Refinanced Operation	An operation which is totally or partially brought up to date with its payments as a result of a refinancing operation made by the entity itself or by another company in its group.

Reserves

Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of costs in the issue or reduction of own equity instruments, sale of own equity instruments, actuarial gains on pension plans and the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors.

Securitization fund

A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.

Separate vehicle	A separately identifiable financial structure, including separate legal entities or entities recognized by statute, regardless of whether those entities have a legal personality.

Share premium	The amount paid in by owners for issued equity in excess of to the shares’ nominal value.

Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.

Significant influence

Is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. If an entity holds, directly or indirectly (e.g. through subsidiaries), 20 per cent or more of the voting power of the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the entity holds, directly or indirectly (e.g. through subsidiaries), less than 20 per cent of the voting power of the investee, it is presumed that the entity does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.

The existence of significant influence by an entity is usually evidenced in one or more of the following ways:

representation on the board of directors or equivalent governing body of the investee;

participation in policy-making processes, including participation in decisions about dividends or other distributions;

material transactions between the entity and its investee;

interchange of managerial personnel; or

provision of essential technical information.

Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

A structured entity often has some or all of the following features or attributes:

	a)	restricted activities.
b)

a narrow and well-defined objective, such as to effect a tax-efficient lease, carry out research and development activities, provide a source of capital or funding to an entity or provide investment opportunities for investors by passing on risks and rewards associated with the assets of the structured entity to investors.

	c)	insufficient equity to permit the structured entity to finance its activities without subordinated financial support.
	d)	financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).
Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.

Subsidiaries

Companies over which the Group exercises control. An entity is presumed to have control over another when it possesses the right to oversee its financial and operational policies, through a legal, statutory or contractual procedure, in order to obtain benefits from its economic activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:

	a)	an agreement that gives the parent the right to control the votes of other shareholders;
b)

power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

	c)	power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Substandard risk

All debt instruments and contingent risks which do not meet the criteria to be classified individually as non-performing or written-off, but show weaknesses that may entail for the entity the need to assume losses greater than the hedges for impairment of risks subject to special monitoring.

Stockholders’ funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.

Structured credit products	Special financial instrument backed by other instruments building a subordination structure.

Tax liabilities	All tax related liabilities except for provisions for taxes.

Trading derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.
TSR	Total Shareholder Return. The total return of a stock to an investor (capital gain plus dividends)
Unit-link

This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.

Value at Risk (VaR)

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level VaR figures are estimated following two methodologies:

-

VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

	-	VaR with smoothing, which weighs more recent market information more heavily. This is a metric which supplements the previous one.
-

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.